As Filed with the Securities and Exchange Commission on March 30, 2016

Registration No. 333-208584

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Azure Power Global Limited

(Exact name of Registrant as specified in its Constitution)

Mauritius	4931	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Inderpreet Singh Wadhwa

Chief Executive Officer

8 Local Shopping Complex

Pushp Vihar, Madangir, New Delhi 110062, India

Telephone: (91-11) 49409800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor, New York, NY 10011

Telephone: (212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas J. Ivey, Esq. Andrea Nicolas, Esq. Rajeev Duggal, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue #1400 Palo Alto, CA 94301	Kirk A. Davenport II, Esq. Wesley C. Holmes, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Equity shares, par value US$0.01 per equity share	US$ 100,000,000	US$ 10,070

(1)	Includes (a) all equity shares that may be purchased by the underwriters pursuant to an over-allotment option, and (b) all equity shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this Registration Statement and the date the equity shares are first bona fide offered to the public. The equity shares are not being registered for the purpose of sales outside the United States.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated March 30, 2016

PROSPECTUS

             Equity Shares

Azure Power Global Limited

This is the initial public offering of the equity shares of Azure Power Global Limited. We are offering                      equity shares and the selling shareholder identified in this prospectus is offering                      equity shares. We will not receive any of the proceeds from the sale of the shares by the selling shareholder. No public market currently exists for our equity shares.

We have applied to list our equity shares on the New York Stock Exchange under the symbol “AZRE.”

We anticipate that the initial public offering price will be between US$         and US$         per equity share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our equity shares involves risks. See “Risk Factors” beginning on page 18 of this prospectus.

	Per Share	Total
Price to the public	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds to us (before expenses)	US$	US$
Proceeds to the selling shareholder (before expenses)	US$	US$

(1)	We refer you to “Underwriting” beginning on page 171 of this prospectus for additional information regarding total underwriter compensation.

We have granted the underwriters the option to purchase             additional equity shares on the same terms and conditions set forth above if the underwriters sell more than             equity shares in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the equity shares on or about                     , 2016.

Barclays

Prospectus dated                     , 2016

Azure Power®

India's first private grid connected MW Solar Plant

Largest owner & operator of NSM projects

Pan-India portfolio of solar assets in 14 states

India's First distributed MW scale rooftop solar project

Commited & Under Construction
Operating
Solar Resource (KWh/m²/Day)
6.0-6.5
5.5-6.0
5.0-5.5
4.5-5.0
4.0-4.5
3.5-4.0
3.0-3.5
0
.3
.6
.9
1.2
1.5
Land Area (Million km²)

Azure Power
India’s first private grid connected MW Solar Plant
Largest owner & operator of NSM projects
Pan-India portfolio of solar assets in 14 states
India’s First distributed MW scale rooftop solar project
Commited & Under Construction
Operating
Solar Resource (KWh/m2/Day)
0 .3 .6 .9 1.2 1.5
Land Area (Million km2)

Azure Power
POWERING UTILITIES
-Developed India’s first utility scale solar project in 2009
-21 operational utility scale projects
-Integrated project development, EPC, financing, O&M services
POWERING COMMERCIAL
-First distributed solar rooftop project operational in india
-500+ rooftop covered across the country
-solar tariffs in most states are already at grid parity
COMMUNITY ENGAGEMENT
-We hire from local communities
-lease land that has few alterative uses
-provide a stream of discretionary cash flow without displacing alternative businesses
555 KW, INDUSTRIAL ROOFTOP SOLAR PLANT, CHEAPER THAN GRID POWER
100 MW, LARGEST OPERATING PROJECT UNDER NATIONAL SOLAR MISSION

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We and the selling shareholder have not, and the underwriters have not, authorized any person to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the securities offered hereby.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the equity shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

STATISTICAL AND OTHER INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data.

TRADEMARKS

We have rights to trademarks and trade names that we use in connection with the operation of our business, including our corporate name, logos, product names and website names. Other trademarks and trade names appearing in this prospectus are the property of their respective owners. Solely for your convenience, some of the trademarks and trade names referred to in this prospectus are listed without the ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks and trade names.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Except where the context requires otherwise and for purposes of this prospectus only:

•

“Azure Power Global,” “we,” “us” or “our” refer to Azure Power Global Limited, together with its subsidiaries (including Azure Power India Private Limited, or AZI, its predecessor and current subsidiary).

•	“Our holding company” refers to Azure Power Global Limited on a standalone basis.

•	“GAAP” refers to the Generally Accepted Accounting Principles in the United States.

•	“US$” or “U.S. dollars” refers to the legal currency of the United States.

•	“Rs.,” “rupees” or “Indian rupees” refers to the legal currency of India.

In this prospectus, references to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India, and references to “Mauritius” are to the Republic of Mauritius.

Unless otherwise indicated, the consolidated financial statements and related notes included in this prospectus have been presented in Indian rupees and prepared in accordance with GAAP. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year, which is typical in our industry and in the jurisdictions in which we operate. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References generally to a fiscal year refer to the Indian fiscal year ended March 31 of the respective period.

This prospectus contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at Rs. 66.19 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015, which is the date of our last reported financial statements. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this prospectus could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

As used in this prospectus, all references to watts (e.g., megawatts, gigawatts, kilowatt hour, terawatt hour, MW, GW, kWh, etc.) refer to measurements of power generated.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our equity shares. You should read this entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before making an investment decision.

Overview

Our mission is to be the lowest-cost power producer in the world. We sell solar power in India on long-term fixed price contracts to our customers, at prices which in many cases are at or below prevailing alternatives for these customers. We are also developing micro-grid applications for the highly fragmented and underserved electricity market in India. Since inception, we have achieved a 73% reduction in total solar project cost, which includes a significant decrease in balance of systems costs due in part to our value engineering, design and procurement efforts.

We developed India’s first utility scale solar project in 2009. As of January 31, 2016, we operated 21 utility scale projects and several commercial rooftop projects with a combined rated capacity of 276MW which represents a compound annual growth rate, or CAGR, of 114% from May 2012. As of such date we were also constructing ten projects with a combined rated capacity of 214MW and had an additional 314MW committed, bringing our total portfolio capacity to 804MW. Megawatts committed represents the aggregate megawatt rated capacity of solar power plants pursuant to customer power purchase agreements, or PPAs, signed or allotted but not yet commissioned and operational as of the reporting date. We are targeting having 520MW operating by December 31, 2016. Our longer term goals are to achieve 1GW committed or operating by December 31, 2017 and 5GW by December 31, 2020. Our ability to achieve these goals will depend on, among other things, our ability to acquire the required land for the new capacity (on lease or direct purchase), raising adequate project financing and working capital, the growth of the Indian power market in line with current government targets, our ability to maintain our market share of India’s installed capacity as competition increases, the need to further strengthen our operations team to execute the increased capacity, and the need to further strengthen our systems and processes to manage the ensuing growth opportunities, as well as the other risks and challenges discussed under the caption “Risk Factors.”

Utility scale solar projects are typically awarded through government auctions. We believe we have secured more megawatts of capacity in these auctions in the last six years than any other company in India. We believe the strong demand for our solar power is a result of the following:

•

Low levelized cost of energy. Our in-house engineering, procurement and construction, or EPC, expertise, purely solar focus, advanced in-house operations and maintenance, or O&M, capability and efficient financial strategy allow us to offer low-cost solar power solutions.

•

Strong value proposition for our customers. We manage the entire development and operation process, providing customers with long term fixed price PPAs in addition to high levels of availability and service. This helps us win repeat business.

•

Our integrated profile supports growth. Our integrated profile affords us greater control over project development, construction and operation, which provides us with greater insight and certainty on our construction costs and timeline.

•	Strong community partnerships. Our ability to build long term community relationships allows us to improve our time of completion, further reducing project development risk.

•

We take a leading role in policy initiatives. We provided input to the government to help it design an auction process supporting multiple winners at differentiated price points and implementing a transparent bidding process open to all participants. For example, we suggested that the government include compulsorily convertible debentures in the calculation of a bidder’s net worth for the purposes of tender qualification, which was ultimately adopted by the government.

We generate revenue from a mix of leading government utilities and commercial entities. Because we have our own EPC and O&M capabilities, we retain the profit margins associated with those services that other project developers may need to pay to third-party providers.

Market Opportunity

India’s economic growth is intrinsically linked to the increasing consumption of energy and natural resources. Energy demand has outpaced capacity additions in recent years, which has resulted in persistent peak power deficits in the country. Solar is an attractive option to help address this energy gap driven by regional fundamentals and regulatory support by the Indian government. The Indian government increased its 2022 target for solar capacity from 20GW to 100GW.

The following trends have made solar a large, rapidly growing market opportunity:

•

Peak power deficits and rising power prices. India continues to be plagued by a persistent demand/supply mismatch with a five-year average energy deficit of approximately 8% through March 2015 according to the Ministry of Power, which has resulted in upward pressure in power prices.

•

Strong regulatory support. In order to reduce dependence on energy imports and curtail the current trade deficit and the resulting impact on the rupee, the Indian government has taken a number of steps to incentivize the use of renewable sources of energy. These include establishing state-level renewable power purchase obligations and providing capital subsidies (known as viability gap funding) to solar project developers to make solar tariffs competitive in the country. To provide further impetus to solar growth, the Indian government launched the Jawaharlal Nehru National Solar Mission, or the NSM, in 2010.

•

Solar positioned to win among alternatives. India ranks among the highest irradiation-receiving countries in the world with more than 300 days of sunshine per year in much of the country. Solar power generation is viable across most of India, unlike wind and hydro resources which are concentrated in specific regions. In addition, as solar plants can be built near the point of consumption, power produced generally does not incur expensive transmission charges or require infrastructure or transmission investments. Further, unlike nuclear and hydropower, solar power has fewer legal liabilities and environmental constraints.

•

Solar approaching parity. State utilities have seen power costs rise as domestic coal shortages have caused thermal generators to increasingly rely on more expensive imported fuels. An analysis of current tariffs in India indicates that solar power is now competitive with wind, new thermal capacity fueled by imported coal and grid power tariffs for commercial users. Further, diesel power, the most common replacement power source for commercial and off-grid users in the country, is far more expensive than solar power. Additionally, solar panel prices are expected to fall further, which in turn is expected to drive further reductions in solar tariffs.

•

Transparent solar auction process. Indian solar auctions are conducted in a transparent manner that ensures bids meet minimum technical and financial criteria. Bidders must meet requirements on project development and execution history in India or the regional market, including bidder experience in the development of similar utility scale power projects. Auctions are not winner-take-all; instead, they are constructed to ensure multiple high-quality developers are allotted portions of the total capacity block.

These factors have increased the solar installation to approximately 5.2GW as of January 31, 2016, of which 4.2GW is operating under various state policies and the NSM. Approximately 7.8GW of tenders have been announced under various state policies. In addition, auctions allocating 4.3GW of projects are expected to be announced or completed under the NSM by the end of fiscal year 2017.

Our Approach

We sell energy to government utilities and independent industrial and commercial customers at predictable fixed prices. Since our energy generation does not rely on fossil fuels, our electricity prices are insulated from the volatility of commodity pricing. We also guarantee the electricity production of our solar power plants to our customers.

The typical project plan timeline for our projects is approximately one year. The major stages of project sourcing, development and operation are bidding, land acquisition, financing, material delivery and installation, and monitoring and maintenance. Once a bid is won, a letter of intent is issued and all of our departments initiate their activities. After that, the PPA is signed, which reflects the commercial operation date before which a plant should be commissioned. Generally once the letter of intent is received, we obtain the relevant land permits depending on whether the land is government-owned or private. We generally finance our projects with 75:25 debt-to-equity ratio. Once land is obtained, our EPC team works very closely to construct and deliver the plant in the most efficient manner. Once commissioned, our O&M team monitors performance of all the projects near real time.

We utilize our integrated project development, EPC, financing and O&M services without involving multiple third-party services. This approach has allowed us to generate efficiencies of scale that further drive down system costs. A low cost structure allows us to bid for auctions strategically, which supports our high auction win rate and helps preserve our market leading position, which further reduces costs.

As the first developer and operator of utility scale solar assets in India, we believe that we are a well-established brand that has grown alongside the burgeoning Indian solar market since 2009. We have proven to be a reliable developer that successfully and expediently executes on our development pipeline and wins repeat business. Our reputation and track record give us an advantage in the auction evaluation process, improving our win rate. As a result, we believe we have become one of the largest purely solar operators in the space, which affords us greater negotiating power with original equipment manufacturers and project finance lenders. This in turn improves our cost and capital structure, which benefits our bid win rate.

We lower the levelized cost of energy through our three-pronged approach as follows:

•

Value engineering. Our in-house EPC allows us to enhance our system design expertise with each successive project, be flexible with our choice of technology and source from top-tier suppliers that optimizes both the system cost and power yield of the total solar block.

•

Operational performance monitoring. We operate a National Operating Control Center, or NOCC, that allows us to monitor project performance in real-time and allows us to respond rapidly to potential generation anomalies. Feedback from our operating projects also serves to further enhance our project designs, resulting in enhancements for current and new plants.

•

Financial strategy. We are able to offset project equity requirements through economic benefits generated by our EPC and O&M businesses. Coupled with our asset financing strategy we are able to optimize the overall cost of capital leading to enhanced economics for our customers and shareholders.

Our Competitive Strengths

We believe we differentiate ourselves from the competition in a number of key ways.

•

Market leadership. We have a first mover advantage from the construction of India’s first private utility scale solar photovoltaic power plant in 2009 as well as the implementation of the first megawatt scale rooftop smart city initiative in 2013. Additionally, our strong track record in policy and project development across utility scale, commercial rooftop and micro-grids projects has helped us gain a leading market share in India and a market leading auction win rate of 75% for bids we participated in from 2010 to January 31, 2016.

•

Scale and brand-name recognition. We have proven to be a reliable developer with successful and expedient execution of our development pipeline, which has helped us win repeat business. Our reputation and track record provide us an advantage in the auction evaluation process, thereby improving our win rate. As a result, we believe we have become one of the largest solar developers and operators in India.

•

In-house EPC and O&M expertise enable cost efficiencies. Our in-house EPC capabilities enhance our ability to be flexible with our choice of technology, which allows us to choose high quality equipment while optimizing the combination of total solar project cost and yield. Our in-house O&M capabilities maximize project yield and performance through proprietary system monitoring and adjustments. We have demonstrated a 73% decrease in total solar project cost since inception in part through continual innovation in our EPC and O&M capabilities.

•

Superior technical and execution capabilities. We have developed proprietary systems that significantly reduce the time it takes to design, finance, commission, operate and maintain projects. Our lean and efficient execution expertise facilitates completion of our plants ahead of contracted completion dates, enables us to easily scale our operations without significant increases to headcount, and allows us to construct several projects in parallel without compromising on efficiency.

•

Long term, stable cash generation. We typically enter into 25-year, fixed price PPAs with government agencies and independent commercial businesses. As a result of generally reliable solar irradiation in India, our energy production under these PPAs has historically had little volatility, which, coupled with our low operating expenses, makes for predictable cash flows from these agreements.

•

Long term community support. We hire from local communities and generally lease land that has few alternative uses, providing local communities with a stream of discretionary cash flow without displacing alternative businesses. As a result we are able to build long term community relationships, which allows us to improve our time of completion, further reducing project development risk.

•

Strong management. Our senior leadership team and board of directors include widely recognized experts in solar energy, energy finance and public policy, with track records of building successful businesses.

Our Business Strategy

Key elements of our business strategy include the following.

•

Continue to drive project cost reductions. We will continue to reduce costs by leveraging our in-house EPC and O&M capabilities and by improving our negotiating power with technology providers and project lenders. We expect to further innovate our financing solutions to reduce the cost of energy for our customers and achieve grid parity with local alternatives in the utility market in the next few years.

•

Rapidly grow our project portfolio to achieve scale benefits. We intend to rapidly grow our project portfolio, which will enable us to achieve further economies of scale. We plan to significantly expand our presence in commercial and micro-grid applications. In order to continue this growth, we plan to reinvest our operating cash flow into new project development and construction.

•

Maintain position as a top Indian solar company. We are the longest tenured solar power producer in India and we believe we have the largest portfolio of operating projects under the NSM and one of the largest portfolios of operating projects in India. We have developed critical operational expertise and regional knowledge that improves project performance and expedites project execution, all of which should help us preserve our market leading position.

•

Leverage track record and management relationships to shape policy. We have petitioned governments at the local, state and central levels for substantial changes to solar policy that are essential to the advancement of the solar industry. We plan to leverage our track record, together with our management’s long-running relationships with policy-makers, to influence policy at all governmental levels.

•

Expand into new locations. We participate in both national and state level renewable energy auctions. We intend to continue to expand our presence into other states in India and other emerging markets with underserved electricity markets.

Risk Factors

Our business and the successful execution of our strategies are subject to certain risks and uncertainties related to our business and our industry, regulation of our business and our corporate structure, doing business in India and ownership of our equity shares, our trading market and this offering. The risks and uncertainties related to our business and our industry include, but are not limited to:

•	we have never been profitable, and believe we will continue to incur net losses for the foreseeable future;

•

the reduction, modification or elimination of central and state government subsidies and economic incentives in India may reduce the economic benefits of our existing solar projects and our opportunities to develop or acquire suitable new solar projects;

•	our long term growth depends in part on the Indian government’s ability to meet its announced targeted capacity;

•

our operations are subject to extensive governmental, health and safety and environmental regulations, which require us to obtain and comply with the terms of various approvals, licenses and permits. Any failure to obtain, renew or comply with the terms of such approvals, licenses and permits in a timely manner or at all may have a material adverse effect on our results of operations, cash flows and financial condition;

•	our limited operating history, especially with large-scale solar projects, may not serve as an adequate basis to judge our future prospects, results of operations and cash flows;

•

our operating results may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our operating results for a particular period to fall below expectations, resulting in a severe decline in the price of our equity shares;

•	our substantial indebtedness could adversely affect our business, financial condition, results of operations and cash flows;

•	our growth prospects and future profitability depend to a significant extent on global liquidity and the availability of additional funding options with acceptable terms;

•

if we fail to comply with financial and other covenants under our loan agreements, our financial condition, results of operations, cash flows and business prospects may be materially and adversely affected; and

•

we and our independent registered public accounting firm have identified a material weakness in our internal control over financial reporting, which could make it difficult to maintain an effective system of internal control over financial reporting, reduce the reliability of our financial reporting, harm investor confidence in our company and affect the value of our equity shares.

See “Risk Factors” and “Forward-Looking Statements” for a more detailed discussion of these and other risks and uncertainties that we may face.

Corporate Structure

Azure Power Global Limited is a company incorporated in Mauritius and is the holding company of AZI. All of our operations at present and following the completion of this offering will be conducted through AZI and its subsidiaries. For details of the current shareholders of Azure Power Global Limited, see “Principal and Selling Shareholders.”

On July 25, 2015, Azure Power Global Limited purchased from the non-founder investors in AZI (i.e., International Finance Corporation, Helion Venture Partners II, LLC, Helion Venture Partners India II, LLC, FC VI India Venture (Mauritius) Ltd., DEG — Deutsche Investitions — Und Entwicklungsgesellschaft mbH and Société de Promotion et de Participation Pour la Coopération Économique) the equity shares and convertible securities held by them in AZI and issued an equivalent number of equity shares and convertible securities of Azure Power Global Limited to such non-founder investors on equivalent terms. Immediately prior to the consummation of this offering and the listing of the equity shares pursuant to the offering, the convertible securities of Azure Power Global Limited issued to the non-founder investors will be converted into equity shares of Azure Power Global Limited in an amount that depends, among other factors, on the initial public offering price in the offering. Assuming an initial public offering price of US$             per equity share, which is the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, a total of              equity shares of Azure Power Global Limited will be issued to the non-founder investors upon the conversion of such convertible securities and there will be a total of              equity shares of Azure Power Global Limited issued and outstanding as of such time, which includes the equity shares issuable upon exercise of outstanding stock options under our 2015 Employee Stock Option Plan. A US$1.00 increase or decrease in the assumed initial public offering price of US$             would decrease or increase the number of equity shares to be issued to the non-founder investors, and the total number of equity shares of Azure Power Global Limited issued and outstanding as of the consummation of this offering by              shares and              shares, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Corporate Structure” for a more detailed discussion

Assuming an initial public offering price of US$             per equity share, which is the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, IW Green

LLC (in which Mr. Inderpreet S. Wadhwa is the sole member), Azure Power Inc. and Mr. Satnam Sanghera, collectively referred to as the APGL Founders, and the non-founder investors will own             % of the equity shares in Azure Power Global Limited and             % will be owned by the public investors. The percentage of Azure Power Global Limited that is owned by such shareholders will vary if the initial public offering price changes. For example, a US$1.00 decrease in the assumed initial public offering price would decrease the aggregate percentage of Azure Power Global Limited that is owned by the APGL Founders and the non-founder investors to             % and would increase the percentage of Azure Power Global Limited that is owned by the public investors to             %, while a US$1.00 increase in the assumed initial public offering price would increase the aggregate percentage of Azure Power Global Limited that is owned by the APGL Founders and the non-founder investors to             % and would decrease the percentage of Azure Power Global Limited that is owned by the public investors to             %.

Azure Power Global Limited intends to utilize substantially all of the net proceeds of this offering (other than approximately US$5 million to be retained by Azure Power Global Limited to fund its future operating expenses, including rent, professional fees and other corporate overhead expenses) to purchase              million equity shares to be issued by AZI at a price of US$             per equity share, assuming that the initial public offering is priced at US$             per equity share of Azure Power Global Limited, which is the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus. Following the completion of this offering and the purchase of additional equity shares of AZI by Azure Power Global Limited, Azure Power Global Limited will own             % of the equity shares of AZI. The percentage ownership of Azure Power Global Limited will vary if the offering size or the initial public offering price changes. For example, a US$1.00 decrease in the assumed equity share price would decrease Azure Power Global Limited’s ownership of AZI by             %. Alternatively, a decrease of US$10 million in the net offering proceeds would decrease Azure Power Global Limited’s ownership of AZI by             %. The remaining             % of the equity shares of AZI will be held by Mr. Inderpreet S. Wadhwa, Mr. Harkanwal S. Wadhwa, Azure Power Inc. and Mr. Satnam Sanghera, collectively referred to as the AZI Founders. Azure Power Global Limited has an option to purchase such equity shares from the AZI Founders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Corporate Structure” for a more detailed discussion of the option. For details of the intended use of proceeds by AZI upon investment by Azure Power Global Limited into AZI, see “Use of Proceeds.”

The AZI employee stock option plan has been terminated and all options granted pursuant to such plan have been cancelled. Employees who were granted options under the AZI employee stock option plan have been granted options to purchase equity shares of Azure Power Global Limited pursuant to the 2015 Employee Stock Option Plan. Immediately upon the completion of this offering, the 2015 Employee Stock Option Plan will be terminated and replaced by the 2016 Equity Incentive Plan. Options issued pursuant to the 2015 Employee Stock Option Plan will be cancelled and replaced with options to be issued pursuant to the 2016 Equity Incentive Plan. Upon the closing of the offering, and without assuming any stock-split, there will be 25,930 equity shares issuable upon exercise of outstanding stock options at a weighted average exercise price of Rs. 3,418 (US$51.65) per share under our employee stock option plan.

The diagram below illustrates our corporate structure upon the completion of this offering assuming an offering price of US$             per equity share, which is the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, and subsequent subscription of shares of AZI from the proceeds of this offering as described above.

(1)	The sole member of IW Green LLC is Mr. Inderpreet S. Wadhwa.
(2)	Refers to Mr. Inderpreet S. Wadhwa and Mr. Harkanwal Singh Wadhwa.
(3)	Azure Power Global Limited has an option to purchase the equity shares from the Founders. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Corporate Structure”.

Corporate Information

We are a public company limited by shares incorporated in Mauritius on January 30, 2015. Our registered office is located at c/o AAA Global Services Ltd., 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius. Our principal executive offices are located at 8 Local Shopping Complex, Pushp Vihar, Madangir, New Delhi 110062, India, and our telephone number at this location is (91-11) 49409800. Our principal website address is www.azurepower.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, NY 10011.

Dividends

As we are a holding company, we will have to rely on dividends paid to us by our subsidiaries (in particular, our subsidiary in India, AZI) for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. As of the date of this prospectus, AZI has not paid any cash dividends on its equity shares and does not intend to pay dividends to its equity shareholders, including Azure Power Global Limited, in the foreseeable future. See “Dividends and Dividend Policy” for more information.

Enforcement of Civil Liabilities

There is uncertainty as to whether the courts in Mauritius would enforce judgments obtained in the United States against us or our directors or executive officers, as well as the experts named herein, based on the civil liability provisions of the securities laws of the United States or allow actions in Mauritius against us or our directors or executive officers based only upon the securities laws of the United States. Further, foreign judgments may not be given effect by a Mauritius court where it would be contrary to any principle affecting public policy in Mauritius or to the extent that they constitute the payment of an amount which is in the nature of a penalty and not in the nature of liquidated damages.

In addition to and irrespective of jurisdictional issues, neither Mauritian nor Indian courts will enforce a provision of the U.S. federal securities laws that is either penal in nature or contrary to public policy. Specified remedies available under the laws of U.S. jurisdictions, including specified remedies under U.S. federal securities laws, would not be available under Mauritian or Indian law or enforceable in a Mauritian or Indian court, if they are considered to be contrary to Mauritian or Indian public policy. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Mauritian and Indian courts to be penal in nature and therefore unenforceable in both Mauritius and India. Further, no claim may be brought in Mauritius or India against us or our directors and officers, as well as the experts named herein, in the first instance for a violation of U.S. federal securities laws because these laws have no extraterritorial application under Mauritian or Indian law and do not have force of law in Mauritius or India.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. We have in this prospectus utilized, and we plan in future filings with the Securities and Exchange Commission, or the SEC, to continue to utilize, the modified disclosure requirements available to emerging growth companies. Furthermore, we are not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this prospectus.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous 3-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. If we choose to take advantage of any of these reduced reporting burdens, the information that we provide shareholders may be different than you might get from other public companies.

Even if we no longer qualify as an emerging growth company, as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. We intend to take advantage of these exemptions as a foreign private issuer.

THE OFFERING

Equity shares offered by us	equity shares ( equity shares if the underwriters exercise in full their option to purchase additional equity shares).

Equity shares offered by the selling shareholder	equity shares.

Option to purchase additional equity shares	We have granted the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to additional equity shares from us at the public offering price less the underwriting discount.

Equity shares to be outstanding before this offering	equity shares.

Equity shares to be outstanding immediately after this offering	equity shares ( equity shares if the underwriters exercise in full their option to purchase additional equity shares).

Use of Proceeds	We anticipate that we will receive net proceeds from this offering of approximately US$ million, or approximately US$ million if the underwriters exercise their option to purchase additional equity shares in full. These estimates are based upon an assumed initial public offering price of US$ per equity share, the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, commissions and estimated aggregate offering expenses payable by us.

We intend to use US$ million to fund the purchase by Azure Power Global Limited of equity shares to be issued by AZI, which will occur contemporaneously with the completion of this offering. Net proceeds to be received by AZI as a result of such purchase are intended to be used for project development, working capital needs and other general corporate purposes. We intend to retain US$5.0 million to fund future operating expenses of Azure Power Global Limited. To the extent the underwriters exercise their option to purchase additional equity shares, the net proceeds from the sale of the additional equity shares will be used to purchase additional equity shares of AZI. See “Use of Proceeds.”

We will not receive any of the proceeds from the sale of equity shares by the selling shareholder.

Directed Share Program	At our request, the underwriters have reserved % of the equity shares offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If these persons purchase equity shares, this will reduce the number of shares available for sale to the public.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the equity shares.

Dividend Policy	We currently intend to retain our earnings, if any, to finance the development and growth of our business and operations as well as expand our business and do not currently anticipate paying dividends on our equity shares in the near future. See “Dividends and Dividend Policy.”

Listing	We have applied to list our equity shares on the New York Stock Exchange.

Proposed Trading Symbol	“AZRE.”

Certain Assumptions

The number of our equity shares to be outstanding after this offering, the combined voting power that identified shareholders will hold after this offering and the economic interest in our business that identified shareholders will hold after this offering are based on the following assumptions:

•	the conversion of compulsorily convertible preferred shares and compulsorily convertible debentures into equity shares;

•	the effectiveness of a -for- stock split; and

•	our and the selling shareholder’s sale of equity shares in this offering.

The number of our equity shares to be outstanding after this offering, the combined voting power that identified shareholders will hold after this offering and the economic interest in our business that identified shareholders will hold after this offering excludes the following:

•	equity shares which may be issued upon the exercise of the underwriters’ option to purchase additional shares of our equity shares; and

•	equity shares issuable upon exercise of outstanding stock options at a weighted-average exercise price of Rs. (US$ ) per share under our 2015 Employee Stock Option Plan.

Except as otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their option to purchase additional equity shares.

SUMMARY CONSOLIDATED AND PRO FORMA FINANCIAL DATA

Azure Power Global Limited is a company incorporated in Mauritius and is the holding company of AZI. All of its operations are conducted currently through AZI and its subsidiaries. The proceeds of this offering will be used towards a share subscription of AZI by Azure Power Global Limited and will occur contemporaneously with the completion of the offering.

The financial information in this section has been derived from the audited consolidated financial statements as of and for the years ended March 31, 2014 and 2015 included elsewhere in this prospectus.

The unaudited information for the nine months ended December 31, 2014 and 2015 was prepared on a basis consistent with that used to prepare our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of our financial condition and results of operations with respect to the relevant periods.

The summary unaudited pro forma balance sheet data as of December 31, 2015 gives effect to (i) the conversion of compulsorily convertible preferred shares and compulsorily convertible debentures into equity shares and (ii) the effectiveness of a         -for-         stock split of our equity shares. The pro forma as adjusted balance sheet data reflects the abovementioned transactions, the issuance and sale of equity shares in this offering and the use of proceeds therefrom as set forth in “Use of Proceeds,” based on an assumed offering price of US$         per equity share, which is the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table should be read together with, and is qualified in its entirety by reference to, the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table. The historical results are not necessarily indicative of the results that may be expected in any future period, and the interim results are not necessarily indicative of the results to be expected for the full fiscal year. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2014	2015		2014	2015
	Rs.	Rs.	US$(1)	Rs.	Rs.	US$(1)
	(In thousands)
Consolidated Statement of Operations Data:
Operating revenue:
Sale of power	881,345	1,124,138	16,984	767,362	1,858,911	28,084
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	52,491	79,816	1,206	54,029	127,308	1,923
General and administrative expenses	235,300	425,952	6,435	241,884	481,528	7,275
Depreciation and amortization	252,352	322,430	4,871	218,016	495,647	7,488

Total operating cost and expenses	540,143	828,198	12,512	513,929	1,104,483	16,686

Operating income	341,202	295,940	4,472	253,433	754,428	11,398
Other expense:
Interest expense, net(2)	520,219	831,790	12,567	563,928	1,389,289	20,989
Loss on foreign currency exchange(3)	580,566	299,628	4,527	368,631	337,112	5,093

Total other expenses	1,100,785	1,131,418	17,094	932,559	1,726,401	26,082

Loss before income taxes	(759,583)	(835,478)	(12,622)	(679,126)	(971,973)	(14,684)
Income tax expense	(15,847)	(253,112)	(3,824)	(205,804)	(89,427)	(1,351)

Net loss	(775,430)	(1,088,590)	(16,446)	(884,930)	(1,061,400)	(16,035)
Net loss attributable to non-controlling interest(4)	(26,935)	(5,595)	(85)	(5,311)	(8,633)	(130)

Net loss attributable to APGL	(748,495)	(1,082,995)	(16,361)	(879,619)	(1,052,767)	(15,905)
Accretion on Mezzanine CCPS(5)	(366,552)	(755,207)	(11,410)	(494,927)	(1,076,087)	(16,258)

Accretion to redeemable non-controlling interest(6)	—	—	—	—	(18,837)	(285)

Net loss attributable to APGL equity shareholders	(1,115,047)	(1,838,202)	(27,771)	(1,374,546)	(2,147,691)	(32,448)

Net loss per share attributable to equity shareholders
Basic and diluted(7)	(10,241)	(16,737)	(253)	(12,510)	(19,546)	(295)
Shares used in computing basic and diluted per share amounts:
Proforma basic and diluted loss per share(8)

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2014	2015		2014	2015
	Rs.	Rs.	US$(1)	Rs.	Rs.	US$(1)
	(In thousands)
Proforma shares used in computing basic and diluted loss per share(8)
Equity shares	108,882	109,830	—	109,880	109,880	—
Supplemental information (unaudited):
Adjusted EBITDA(9)	593,554	618,370	9,343	471,449	1,250,075	18,886

(1)	Azure Power Global Limited’s functional currency is the U.S. dollar and reporting currency is the Indian rupee. Further, AZI’s functional and reporting currency is the Indian rupee. Solely for the convenience of the reader, we have translated the financial information as of and for the fiscal year ended March 31, 2015 and the nine months ended December 31, 2015 into U.S. dollars. The rate used for this translation is Rs. 66.19 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015, which is the date of our last reported financial statements.
(2)	Interest expense, net consists of:

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2014	2015		2014	2015
	Rs.	Rs.	US$(a)	Rs.	Rs.	US$(a)
Interest expense:
Compulsorily convertible debentures	217,751	248,831	3,759	202,051	238,113	3,597
Series E compulsorily convertible preferred shares	74,700	96,500	1,458	71,242	157,355	2,377
Term loans	316,519	598,845	9,048	374,806	1,108,360	16,745
Bank charges and other	36,151	55,454	838	33,661	78,682	1,189

	645,121	999,630	15,103	681,760	1,582,510	23,908
Interest income:
Term deposits	111,842	151,860	2,294	107,778	159,137	2,404
Interest income from related parties	—	2,031	31	—	—	—
Gain on sale of short term investments	13,060	13,949	211	10,054	34,084	515

Interest expense, net	520,219	831,790	12,567	563,928	1,389,289	20,989

(a)	Refer to note (1) above.

(3)	Loss on foreign currency exchange consists of:

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2014	2015		2014	2015
	Rs.	Rs.	US$(a)	Rs.	Rs.	US$(a)
Unrealized loss on foreign currency loans	578,571	240,656	3,636	319,778	345,474	5,219
Realized loss on foreign currency loans	39,989	(42,280)	(639)	(6,304)	(46,429)	(701)
Unrealized loss on derivative instruments	(16,384)	7,342	111	(13,527)	(2,364)	(36)
Realized loss on derivative instruments	(21,610)	93,910	1,419	68,684	40,431	611

	580,566	299,628	4,527	368,631	337,112	5,093

(a)	Refer to note (1) above.

The unrealized and realized foreign exchange loss represents the foreign currency fluctuations on our non-Indian rupee denominated borrowings.

(4)	Represents a non-controlling interest of 20% in a subsidiary.
(5)	Our Series A, Series B, Series C, Series D, Series F and Series H compulsorily convertible preferred shares, or collectively the Mezzanine CCPS, are being accreted to their redemption value through February 25, 2016, the earliest redemption date, to earn the mandatory redemption amount on such date.
(6)	Represents accretion to the redeemable non-controlling interest in a subsidiary which is accreted to its accretion value.
(7)	Basic and diluted net loss per share attributable to Azure Power Global Limited equity shareholders is computed by dividing the net loss attributable to Azure Power Global Limited equity shareholders by the weighted average number of equity shares outstanding for the period. The potentially dilutive compulsorily convertible preferred shares, compulsorily convertible debentures and share options were excluded from the calculation of dilutive loss per share in those periods where inclusion would be anti-dilutive.
(8)	Pro forma net loss per share attributable to Azure Power Global Limited equity shareholders for the fiscal year ended March 31, 2015 and the nine months ended December 31, 2015 is calculated as if the compulsorily convertible preferred shares and the compulsorily convertible debentures had been converted into equity shares at the beginning of the respective period presented or when compulsorily convertible preferred shares and compulsorily convertible debentures were issued, if later. Compulsorily convertible preferred shares and compulsorily convertible debentures upon the completion of this offering convert into (i) equity shares as of March 31, 2015 and (ii) equity shares as of December 31, 2015 based upon the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus.
(9)	Adjusted EBITDA is a non-GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization, and (d) loss (income) on foreign currency exchange. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by our management for internal reporting and planning purposes, including aspects of our consolidated operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net loss to Adjusted EBITDA:

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2014	2015		2014	2015
	Rs.	Rs.	US$(a)	Rs.	Rs.	US$(a)
	(In thousands)
Net loss	(775,430)	(1,088,590)	(16,446)	(884,930)	(1,061,400)	(16,035)
Income tax expense	15,847	253,112	3,824	205,804	89,427	1,351
Interest expense, net	520,219	831,790	12,567	563,928	1,389,289	20,989
Depreciation and amortization	252,352	322,430	4,871	218,016	495,647	7,488
Loss on foreign currency exchange	580,566	299,628	4,527	368,631	337,112	5,093

Adjusted EBITDA	593,554	618,370	9,343	471,449	1,250,075	18,886

(a)	Refer to note (1) above.

	As of December 31,		As of December 31,
	2015		2015 (Pro forma)(5)		2015 (Pro forma as adjusted)(5)
	Rs.	US$(1)	Rs.	US$(1)	Rs.	US$(1)
Balance Sheet Data
Cash and cash equivalents	3,744,450	56,571
Property, plant and equipment, net	21,058,666	318,155
Total assets	29,270,158	442,214
Compulsorily convertible debentures and Series E & Series G preferred shares(2)	3,340,619	50,470
Project level and other debt(3)	17,038,860	257,423
Mezzanine CCPS shares(4)	9,461,436	142,944
Total APGL shareholders’ deficit	(6,560,282)	(99,112)

(1)	Azure Power Global Limited’s functional currency is the U.S. dollar and reporting currency is the Indian rupee. Further, AZI’s functional and reporting currency is the Indian rupee. Solely for the convenience of the reader, we have translated the financial information as of and for the fiscal year ended March 31, 2015 and the nine months ended December 31, 2015 into U.S. dollars. The rate used for this translation is Rs. 66.19 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015, which is the date of our last reported financial statements.
(2)	The Series E and Series G compulsorily convertible preferred shares are classified as a current liability in the consolidated balance sheet because the preference shareholders have a right to convert their shares into variable number of equity shares to give them their required returns.
(3)	This balance represents the short term and long term portion of project level secured term loans and other secured bank loans.
(4)	Compulsorily convertible preferred shares include the Mezzanine CCPS and are classified as temporary equity in the consolidated balance sheet.
(5)	The pro forma and pro forma as adjusted columns in the balance sheet data reflects the transactions described in the last paragraph of page 13.

The pro forma as adjusted information set forth in the table above is for illustrative purposes only and will be adjusted based on the actual initial public offering price and other terms of this offering as determined at pricing.

A US$1.00 increase or decrease in the assumed public offering price of US$         would increase or decrease each of pro forma as adjusted cash and cash equivalents, total assets, and total deficit by Rs.              thousands (US$        ), assuming the number of shares offered by us, as set forth on the cover page of the prospectus, remains the same, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks actually occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In that event, the trading price of our equity shares could decline, and you may lose part or all of your investment. This prospectus also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this prospectus.

Risks Related to Our Business and Our Industry

We have never been profitable, and believe we will continue to incur net losses for the foreseeable future.

We have incurred losses since our inception, including a net loss of US$16.0 million for the nine months ended December 31, 2015 and US$16.4 million for fiscal year 2015. We believe that we will continue to incur net losses as we expect to make continued significant investment in our solar projects. As of January 31, 2016, we operated 21 utility scale projects and several commercial rooftop projects with a combined rated capacity of 276MW. As of January 31, 2016, we were also constructing ten projects with a combined rated capacity of 214MW and had an additional 314MW of projects committed, bringing our total portfolio capacity to 804MW. A significant number of power projects are presently committed and under construction, and we can only monetize them, if at all, after each project is completed, which is subject to several factors, including receiving regulatory approvals, obtaining project funding, entering into transmission arrangements with the central or state transmission utilities, and acquiring land for projects. In addition, even after a project is operational, the monetization process may be quite long term with contracts running up to 25 years. Moreover, we may not succeed in addressing certain risks, including our ability to successfully develop or supervise the commissioning, operations and maintenance of our projects or maintain adequate control of our costs and expenses. Also, we may find that our growth plans are more costly than we anticipate and that they do not ultimately result in commensurate increases in revenue, which would further increase our losses. Additionally, we have not, and likely will not in the foreseeable future, generate sufficient cash flow required for our growth plans. We expect we will continue to experience losses, some of which could be significant. Results of operations will depend upon numerous factors, some of which are beyond our control, including the availability of preferential feed-in tariffs for solar power and other subsidies, global liquidity and competition.

The reduction, modification or elimination of central and state government subsidies and economic incentives in India may reduce the economic benefits of our existing solar projects and our opportunities to develop or acquire suitable new solar projects.

The development and profitability of renewable energy projects in the locations in which we operate are dependent on policy and regulatory frameworks that support such developments. The cost of generating electricity from solar energy in India currently exceeds, and very likely will continue to exceed for the foreseeable future, the cost of generating electricity from conventional energy sources such as domestic coal. These subsidies and incentives have been primarily in the form of preferential tariffs, project cost subsidies, tax incentives, tax holidays, and other incentives to end users, distributors, system integrators and manufacturers of solar energy products. For instance, the National Tariff Policy 2006 requires State Electricity Regulatory Commissions, or SERCs, to set Renewable Purchase Obligations, or RPOs, on their distribution companies of solar energy, and provides that procurement of electricity by such distribution companies must be done at preferential tariffs, which is determined by the relevant SERC from time to time. Further, the Indian Ministry of New and Renewable Energy, or the MNRE, has introduced the generation based incentive scheme to support small grid solar projects, pursuant to which the MNRE will pay incentives to the state utilities when they directly purchase solar power from project developers. Further, India’s Income Tax Act, 1961 as amended, provides for certain tax benefits, including 100% tax deductions of the profits derived from generation of power for 10 consecutive years. In addition, certain state policies also provide subsidies and economic incentives. For instance, the state policy in Punjab provides certain tax exemptions, including in relation to supply of capital goods used for setting up projects.

The availability and size of such subsidies and incentives depend, to a large extent, on political and policy developments relating to environmental concerns in India and are typically available only for a specified time duration. Generally, the amount of government subsidy for solar projects has been decreasing as the cost of producing energy has approached grid parity. Changes in central and state policies could lead to a significant reduction in or a discontinuation of the support for renewable energies. Reductions in government subsidies and economic incentives that apply to future solar projects could diminish the availability of our opportunities to continue to develop or acquire suitable newly developed solar projects. Such reductions may also apply retroactively to existing solar projects, which could significantly reduce the economic benefits we receive from our existing solar projects. Moreover, some of the solar program subsidies and incentives expire or decline over time, are limited in total funding, require renewal from regulatory authorities or require us to meet certain investment or performance criteria. In addition, although various SERCs have specified RPOs for their distribution companies, the implementation of RPO schemes has not been uniform across Indian states. Although states are beginning to enforce RPOs under the guidance from the central government, RPOs have historically been breached without consequences.

Additionally, we may not continue to qualify for such subsidies and incentives. We could also choose to implement other solar power projects, such as rooftop projects, that are outside the scope of such subsidies and incentives.

Further, increased emphasis on reducing greenhouse gas emissions and the possibility of trading carbon dioxide emission quotas has led to extra duties being levied on sources of energy, primarily fossil fuels, which cause carbon dioxide pollution. The imposition of these duties has indirectly supported the expansion of power generated from renewable energy and, in turn, solar projects in general. If such direct and indirect government support for renewable energy were terminated or reduced, it would make producing electricity from solar projects less competitive and reduce demand for new solar projects.

A significant reduction in the scope or discontinuation of government incentive programs in our markets could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our long term growth depends in part on the Indian government’s ability to meet its announced targeted capacity.

The Indian government increased its 2022 target for solar capacity from 20GW to 100GW. However, new capacity additions have historically been lower than the government’s announced targeted capacity. For example, actual capacity additions represented only 70% of the targeted capacity of 78.7GW in the Eleventh Five-Year Plan. This shortfall in capacity additions was due to issues in timely commissioning of conventional power plants, which included delays in land acquisition, obtaining regulatory permits and difficulties in securing reliable and cost efficient fuel supplies. Under the prior Five Year Plans before the Eleventh Five-Year Plan, solar capacity targets were not included. As such, there is a short track record of meeting solar capacity targets. As for reaching target capacity for other renewable energy sources, in certain Five Year Plans those targets were met while others have fallen short. Any failure to meet the government’s targeted solar capacity may result in a slowdown in our growth opportunities and adversely affect our ability to achieve our long term business objectives, targets and goals.

Our operations are subject to extensive governmental, health and safety and environmental regulations, which require us to obtain and comply with the terms of various approvals, licenses and permits. Any failure to obtain, renew or comply with the terms of such approvals, licenses and permits in a timely manner or at all may have a material adverse effect on our results of operations, cash flows and financial condition.

The power generation business in India is subject to a broad range of environmental, safety and other laws and regulations. These laws and regulations require us to obtain and maintain a number of approvals, licenses, registrations and permits for developing and operating power projects. Additionally, we may need to apply for more approvals in the future, including renewal of approvals that may expire from time to time. For example, we require various approvals during construction of our solar projects and prior to the commissioning certificate is issued, including capacity allocation and capacity transfer approvals, approvals from the local pollution control boards, evacuation and grid connectivity approvals and approval from the chief electrical inspector for installation and energization of electrical installations at the solar project sites. In addition, we are required to comply with state-specific requirements. Certain approvals may not be obtained in a timely manner. Certain approvals may also be granted on a provisional basis or for a limited duration and require renewal. If the conditions specified therein are not satisfied at a later date, we may not be able to evacuate power from these projects.

In addition, we could be affected by the adoption or implementation of new safety, health and environmental laws and regulations, new interpretations of existing laws, increased governmental enforcement of environmental laws or other similar developments in the future. For instance, we currently fall under an exemption granted to solar photovoltaic projects that exempts us from complying with the Environment Impact Assessment Notification, 2006, issued under the Environment (Protection) Act, 1986. While we are required to obtain consents to establish and operate in certain Indian states under the Water (Prevention and Control of Pollution) Act, 1974, Air (Prevention and Control of Pollution) Act, 1981 and the Hazardous Waste (Management, Handling and Transboundary Movement) Rules, 2008, certain state policies in relation to solar projects exempt us from obtaining such consents or have reduced or simplified procedural requirements for obtaining such consents. However, there can be no assurance that we will not be subject to any such consent requirements in the future, and that we will be able to obtain and maintain such consents or clearances in a timely manner, or at all, or that we will not become subject to any regulatory action on account of not having obtained or renewed such clearances in any past periods. Furthermore, our government approvals and licenses are subject to numerous conditions, some of which are onerous and require us to make substantial expenditure. We may incur substantial costs, including clean up or remediation costs, fines and civil or criminal sanctions, and third-party property damage or personal injury claims, as a result of any violations of or liabilities under environmental or health and safety laws or noncompliance with permits and approvals, which, as a result, may have an adverse effect on our business and financial condition. For instance, we are currently involved, along with the Government of Rajasthan, in a public interest litigation in relation to our 5MW project in Rajasthan. Members of the local community have alleged that the operation of this project has resulted in a water shortage for the local community and that the plant has been established on pasture land. The matter is currently pending adjudication before the High Court of Rajasthan.

We cannot assure you that we will be able to apply for or renew any approvals, licenses, registrations or permits in a timely manner, or at all, and that the relevant authorities will issue any of such approvals, licenses, registrations or permits in the time frames anticipated by us. Further, we cannot assure you that the approvals, licenses, registrations and permits issued to us would not be subject to suspension or revocation for non-compliance or alleged non-compliance with any terms or conditions thereof, or pursuant to any regulatory action. Any failure to apply for, renew and obtain the required approvals, licenses, registrations or permits, or any suspension or revocation of any of the approvals, licenses, registrations and permits that have been or may be issued to us, or any onerous conditions made applicable to us in terms of such approvals, licenses, registrations or permits may impede the successful commissioning and operations of our power projects, which may adversely affect our business, results of operations and cash flows.

Our limited operating history, especially with large-scale solar projects, may not serve as an adequate basis to judge our future prospects, results of operations and cash flows.

We began our business in 2008 and have a limited operating history. We established our first utility scale solar plant in India in 2009. As of January 31, 2016, we operated 21 utility scale projects and several commercial rooftop projects with a combined rated capacity of 276MW. As of such date, we were also constructing ten projects with a combined rated capacity of 214MW and had an additional 314MW of projects committed, bringing our total portfolio capacity to 804MW. Accordingly, our relatively limited operating history may not be an adequate basis for evaluating our business prospects and financial performance, and makes it difficult to predict the future results of our operations. Period-to-period comparisons of our operating results and our results of operations for any period should not be relied upon as an indication of our performance for any future period. In particular, our results of operations, financial condition, cash flows and future success depend, to a significant extent, on our ability to continue to identify suitable sites, acquire land for solar projects, obtain required regulatory approvals, arrange financing from various sources, construct solar projects in a cost-effective and timely manner, expand our project pipeline and manage and operate solar projects that we develop. If we cannot do so, we may not be able to expand our business at a profit or at all, maintain our competitive position, satisfy our contractual obligations, or sustain growth and profitability.

Our operating results may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our operating results for a particular period to fall below expectations, resulting in a severe decline in the price of our equity shares.

Our quarterly operating results are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past, especially in the winter months. However, given that we are an early-stage company operating in a rapidly growing industry, those fluctuations may be masked by our recent growth rates and thus may not be readily apparent from our historical operating results. As such, our past quarterly operating results may not be good indicators of future performance.

In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:

•	the expiration or initiation of any central or state subsidies or incentives;

•	our ability to complete installations in a timely manner due to market conditions or due to inconsistently available financing;

•	our ability to continue to expand our operations, and the amount and timing of expenditures related to such expansions;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	changes in auction rules;

•	changes in feed-in tariff rates for solar power, viability gap funding, or VGF, our pricing policies or terms or those of our competitors;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape; and

•	an occurrence of low global horizontal irradiation that affects our generation of solar power.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance. In addition, our actual revenue, key operating and financial metrics and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have a severe adverse effect on the trading price of our equity shares.

Our substantial indebtedness could adversely affect our business, financial condition, results of operations and cash flows.

As of December 31, 2015, we had US$35.22 million in current liabilities, excluding the current portion of long-term debt and short-term debt, and US$334.3 million in outstanding long-term borrowings, including the current portion of long-term debt and short-term debt. Long term borrowings as of December 31, 2015, after giving effect to the conversion of our convertible securities in connection with this offering, will be US$             million. Generally these borrowings relate to the financing for our projects and are secured by the project assets.

Our debt could have significant consequences on our operations, including:

•	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate and the general economy;

•	potentially increasing the cost of any additional financing; and

•	limiting the ability of our project operating subsidiaries to pay dividends to us for working capital or return on our investment.

In addition, our borrowings under certain project-specific financing arrangement have floating rates of interest. Therefore, an increase or decrease in interest rates will increase or decrease our interest expense associated with such borrowing. A significant increase in interest expense could have an adverse effect on our business, financial condition, results of operations and cash flows impacting our ability to meet our payment obligations under our debt.

Any of these factors and other consequences that may result from our substantial indebtedness could have an adverse effect on our business, financial condition, results of operations and cash flows impacting our ability to meet our payment obligations under our debt. Our ability to meet our payment obligations under our outstanding debt depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control.

Our growth prospects and future profitability depend to a significant extent on global liquidity and the availability of additional funding options with acceptable terms.

We require a significant amount of cash to fund the installation and construction of our projects and other aspects of our operations, and expect to incur additional borrowings in the future, as our business and operations grow. We may also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue in order to remain competitive.

Historically, we have used loans, equity contributions, and government subsidies to fund our project development. We expect to expand our business with proceeds from this initial public offering and third-party financing options, including any bank loans, equity partners, financial leases and securitization. However, we cannot guarantee that we will be successful in locating additional suitable sources of financing in the time periods required or at all, or on terms or at costs that we find attractive or acceptable, which may render it impossible for us to fully execute our growth plan. In addition, rising interest rates could adversely impact our ability to secure financing on favorable terms.

Installing and constructing solar projects requires significant upfront capital expenditure and there may be a significant delay before we can recoup our investments through the long-term recurring revenue of our solar projects. Our ability to obtain external financing is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	the general condition of global equity and debt capital markets;

•	our credit ratings and past credit history;

•	decline of the Indian rupee compared to U.S. dollar;

•	regulatory and government support in the form of tax incentives, preferential tariffs, project cost subsidies and other incentives;

•	the continued confidence of banks and other financial institutions in our company and the solar power industry;

•	economic, political and other conditions in the jurisdictions where we operate; and

•	our ability to comply with any financial covenants under the debt financing.

Any additional equity financing may be dilutive to our shareholders and any debt financing may contain restrictive covenants that limit our flexibility going forward. Furthermore, our credit ratings may be downgraded, which would adversely affect our ability to refinance debt and increase our cost of borrowing. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives.

If we fail to comply with financial and other covenants under our loan agreements, our financial condition, results of operations, cash flows and business prospects may be materially and adversely affected.

We expect to continue to finance a significant portion of our project development and construction costs with project financing. The agreements with respect to our existing project-level indebtedness contain financial and other covenants that require us to maintain certain financial ratios or impose certain restrictions on disposition of our assets or the conduct of our business. We have not been in compliance with all financial and other covenants and we may not be able to comply with some of those financial and other covenants from time to time. For example, as of September 30, 2014 we were not in compliance with three financial covenants, the cash flow to debt service ratio, the current asset to current liability ratio and the indebtedness to tangible net worth ratio, for our Punjab 1 project and one financial covenant, the indebtedness to tangible net worth ratio, for our Gujarat 1 project. We have obtained waivers from the lender to cure the non-compliances. In addition, we typically pledge our solar project assets or account or trade receivables, and in certain cases, shares of the special purpose vehicles, to raise debt financing, and we are restricted from creating additional security over our assets. Such account or trade receivables will include all income generated from the sale of electricity in the solar projects.

Our financing agreements also include certain restrictive covenants whereby we may be required to obtain approval from our lenders to, among other things, incur additional debt, undertake guarantee obligations, enter into any scheme of merger, amalgamation, compromise, demerger or reconstruction, change our capital structure and controlling interest, dispose of or sell assets, transfer shares held by major shareholders to third parties, invest by way of share capital, lend and advance funds, declare dividends in the event of any default in repayment of debts or failure to maintain financial ratios, place deposits and change our management structure. Most of our lenders also impose significant restrictions in relation to our solar projects, under the terms of the relevant project loans taken by our respective subsidiaries. For example, we are required to obtain lenders’ consent to make any changes to, or terminate, project documents, waive any material claims or defaults under the project documents, make any changes to financing plans relating to our projects, and replace suppliers or other material project participants. There can be no assurance that such consent will be granted in a timely manner, or at all. In the event that such lender consents are granted, they may impose certain additional conditions on us, which may limit our operational flexibility or subject us to increased scrutiny by the relevant lenders. The time required to secure consents may hinder us from taking advantage of a dynamic market environment. These agreements also grant certain lenders the right to appoint nominee directors on the board of directors of AZI or its subsidiaries and require us to maintain certain ratings or other levels of credit worthiness. If we breach any financial or other covenants contained in any of our financing arrangements, we may be required to immediately repay our borrowings either in whole or in part, together with any related costs.

Our failure to comply with financial or restrictive covenants or periodic reporting requirements or to obtain our lenders’ consent to take restricted actions in a timely manner or at all may result in the declaration of an event of default by one or more of our lenders, which may accelerate repayment of the relevant loans or trigger cross defaults under other financing agreements. We cannot assure you that, in the event of any such acceleration, we will have sufficient resources to repay these borrowings. Failure to meet our obligations under the debt financing agreements could have an adverse effect on our cash flows, business and results of operations. Furthermore, a breach of those financial and other covenants or a failure to meet certain financial ratios under these financing agreements will also restrict our ability to pay dividends.

Any default or failure by us to repay our loans in a timely manner or at all could impact the ability of two of our directors who have personally guaranteed a portion of our loans to further guarantee our indebtedness and cause an adverse effect on our business and results of operation.

Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa have personally guaranteed the repayment of a number of AZI’s loans. In connection with the working capital facility provided by the Central Bank of India, Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa have each guaranteed Rs. 543.3 million and Rs. 69.7 million, respectively, in favor of the lender.

In addition, Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa have provided personal guarantees in favor of the Central Bank of India for the repayment of loans of three of our project subsidiaries in the amounts of Rs. 315 million, Rs. 639 million and Rs. 1,306 million in addition to the payment of any interest and other monies payable to the lender. Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa have each also personally guaranteed a loan from Reliance Capital Limited in the amount of Rs. 1 billion and a loan from IFCI Limited in the amount of Rs. 1 billion.

Any default or failure by us to repay these loans in a timely manner, or at all, could trigger repayment obligations on the part of Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa, which could impact their ability to guarantee our indebtedness and could cause them to forfeit the stock pledged in relation to such loans, thereby having an adverse effect on our business, results of operation and cash flows.

The delay between making significant upfront investments in our solar projects and receiving revenue could materially and adversely affect our liquidity, business, results of operations and cash flows.

There are generally many months or even years between our initial bid in renewable energy auctions to build solar projects and the date on which we begin to recognize revenue from the sale of electricity generated by such solar projects. Our initial investments include, without limitation, legal, accounting and other third-party fees, costs associated with project analysis and feasibility study, payments for land rights, payments for interconnection and grid connectivity arrangements, government permits, engineering and procurement of solar panels, balance of system costs or other payments, which may be non-refundable. As such, projects may not be fully monetized for 25 years given the average length of our PPAs, but we bear the costs of our initial investment upfront. Furthermore, we have historically relied on our own equity contribution and bank loans to pay for costs and expenses incurred during project development. Solar projects typically generate revenue only after becoming commercially operational and starting to sell electricity to the power grid through offtakers. There may be long delays from the initial bid to projects becoming shovel-ready, due to the timing of auctions, permitting and grid connectivity process. Between our initial investment in the development of permits for solar projects and their connection to the transmission grid, there may be adverse developments, such as unfavorable environmental or geological conditions, labor strikes, panel shortages or monsoon weather. Furthermore, we may not be able to obtain all of the permits as anticipated, permits that were obtained may expire or become ineffective and we may not be able to obtain project level debt financing as anticipated. In addition, the timing gap between our upfront investments and actual generation of revenue, or any added delay in between due to unforeseen events, could put strains on our liquidity and resources, and materially and adversely affect our profitability, results of operations and cash flows.

Solar project development is challenging and our growth strategy may ultimately not be successful, which can have a material adverse effect on our business, financial condition, results of operations and cash flows.

The development and construction of solar projects involve numerous risks and uncertainties and require extensive research, planning and due diligence. We may be required to incur significant capital expenditures for land and interconnection rights, regulatory approvals, preliminary engineering, permits, and legal and other expenses before we can determine whether a solar project is economically, technologically or otherwise feasible.

We intend to expand our business significantly with a number of new projects in both new and existing jurisdictions in the future. As we grow, we expect to encounter additional challenges to our internal processes, external construction management, capital commitment process, project funding infrastructure and financing capabilities. Our existing operations, personnel, systems and internal control may not be adequate to support our growth and expansion and may require us to make additional unanticipated investments in our infrastructure. To manage the future growth of our operations, we will be required to improve our administrative, operational and financial systems, procedures and controls, and maintain, expand, train and manage our growing employee base. We will need to hire and train project development personnel to expand and manage our project development efforts. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies successfully or respond to competitive pressures. As a result, our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected.

Success in executing our growth strategy is contingent upon, among others:

•	accurately prioritizing geographic markets for entry, including estimates on addressable market demand;

•	managing local operational, capital investment or components sourcing in compliance with regulatory requirements;

•	negotiating favorable payment terms with suppliers;

•	collecting economic incentives as expected; and

•	signing PPAs or other arrangements that are commercially acceptable, including adequate financing.

We may not be able to find suitable sites for the development of solar projects.

Solar projects require solar and geological conditions that are not available in all areas. Further, large, utility scale solar projects must be interconnected to the power grid in order to deliver electricity, which requires us to find suitable sites with capacity on the power grid available. We may encounter difficulties registering certain leasehold interest in such sites. Even when we have identified a desirable site for a solar project, our ability to obtain site control with respect to the site is subject to our ability to finance the transaction and growing competition from other solar power producers that may have better access to local government support or financial or other resources. If we are unable to find or obtain site control for suitable sites on commercially acceptable terms, our ability to develop new solar projects on a timely basis or at all might be harmed, which could have a material adverse effect on our business, financial condition and results of operations. Moreover, our land leases for projects are typically for 30 to 35 years, but our PPAs are generally for a term of 25 years. If we are not able to sell the power produced by our systems after the initial PPA has expired, our liquidity and financial condition may be harmed.

We face uncertainties in our ability to acquire the rights to develop and generate power from new solar projects due to highly competitive PPA auctions and possible changes in the auction process.

We acquire the rights to develop and generate power from new solar projects through a competitive bidding process, in which we compete for project awards based on, among other things, pricing, technical and engineering expertise, financial conditions, including specified minimum net worth criteria, availability of land, financing capabilities and track record. The bidding and selection process is also affected by a number of factors, including factors which may be beyond our control, such as market conditions or government incentive programs. If we misjudge our competitiveness when submitting our bids or if we fail to lower our costs to submit competitive bids, we may not acquire the rights on new solar projects. Furthermore, we have expected prices for system components to decline as part of our bidding process, and if that does not occur, our project economics may be harmed and we may need greater subsidies to remain economically viable.

In addition, rules of the auction process may change. Each state in India has its own regulatory framework and several states have their own renewable energy policy. The rules governing the various regional power markets may change from time to time, in some cases, in a way that is contrary to our interests and adverse to our financial returns. For example, most national auctions currently use the reverse auction structure, in which several winners take part in the same project. There can be no assurance that the central and state governments will continue to allow us to utilize such bidding structures and any shift away from the current structures, such as to a Dutch auction, could increase the competition and adversely affect our business, results of operations and cash flows.

We face significant competition from traditional and renewable energy companies.

We face significant competition in the markets in which we operate. Our primary competitors are local and international developers and operators of solar projects and other renewable energy sources and including SunEdison, Inc., First Solar, Inc. and ACME Cleantech Solutions Private Limited. We also compete with utilities generating power from conventional fossil fuels. Recent deregulation of the Indian power sector and increased private sector investment have intensified the competition we face. The Electricity Act, 2003, or the Electricity Act, removed certain licensing requirements for power generation companies, provided for open access to transmission and distribution networks and also facilitated additional capacity generation through captive power projects. These reforms provide opportunities for increased private sector participation in power generation. Specifically, the open access reform enables private power generators to sell power directly to distribution companies and, ultimately, to the end consumers, enhancing the financial viability of private investment in power generation. Competitive bidding for power procurement further increases competition among power generators and recently there have been bids as low as Rs. 4.34 per kilowatt hour. We cannot assure you that we will be able to compete effectively, and our failure to do so could result in an adverse effect on our business, results of operations and cash flows.

Furthermore, our competitors may have greater operational, financial, technical, management or other resources than we do and may be able to achieve better economies of scale and lower cost of capital, allowing them to bid in the same auction at more competitive rates. Our competitors may also have a more effective or established localized business presence or a greater willingness or ability to operate with little or no operating margins for sustained periods of time. Our market position depends on our financing, development and operation capabilities, reputation and track record. Any increase in competition during the bidding process or reduction in our competitive capabilities could have a significant adverse impact on our market share and on the margins we generate from our solar projects.

Our competitors may also enter into strategic alliances or form affiliates with other competitors to our detriment. As our competitors grow in scale, they may establish in-house engineering, procurement and construction, or EPC, and operations and maintenance, or O&M, capabilities, which may offset a current advantage we may have over them. Moreover, suppliers or contractors may merge with our competitors which may limit our choices of suppliers or contractors and hence the flexibility of our overall project execution capabilities. For example, some of our competitors may have their own internal solar panel manufacturing capabilities. As the solar energy industry grows and evolves, we will also face new competitors who are not currently in the market. There can be no assurance that our current or potential competitors will not win bids for solar projects or offer services comparable or superior to those that we offer at the same or lower prices or adapt to market demand more quickly than we do. Increased competition may result in price reductions, reduced profit margins and loss of market share.

In addition, we face competition from developers of other renewable energy facilities, including wind, biomass, nuclear and hydropower. If these non-solar renewable sources become more financially viable, our business, financial condition and results of operations could be adversely affected. Competition from such producers may increase if the technology used to generate electricity from these other renewable energy sources becomes more sophisticated, or if the Indian government elects to further strengthen its support of such renewable energy sources relative to solar energy. As we also compete with utilities generating power from conventional fossil fuels, a reduction in the price of coal or diesel would make the development of solar energy less economically attractive and we would be at a competitive disadvantage.

Any constraints in the availability of the electricity grid, including our inability to obtain access to transmission lines in a timely and cost-efficient manner, could adversely affect our business, results of operations and cash flows.

Distributing power to a purchaser is our responsibility. We generally rely on transmission lines and other transmission and distribution facilities that are owned and operated by the respective state governments or public entities. Where we do not have access to available transmission and distribution networks, we may engage contractors to build transmission lines and other related infrastructure. In such a case, we will be exposed to additional costs and risks associated with developing transmission lines and other related infrastructure, such as the ability to obtain right of way from land owners for the construction of our transmission lines, which may delay and increase the costs of our projects. We may not be able to secure access to the available transmission and distribution networks at reasonable prices, in a timely manner or at all.

Further, some of our projects may have limited access to transmission and distribution networks. India’s physical infrastructure, including its electricity grid, is less developed than that of many developed countries. As a result of grid constraints, such as grid congestion and restrictions on transmission capacity of the grid, the transmission and dispatch of the full output of our projects may be curtailed, particularly because we are required to distribute power to customers across long distances from our project sites. We may have to stop producing electricity during the period when electricity cannot be transmitted. Such events could reduce the net power generation of our projects. If construction of renewable energy projects outpaces transmission capacity of electricity grids, we may be dependent on the construction and upgrade of grid infrastructure by the government or public entities. We cannot assure you that the relevant government or public entities will do so in a timely manner, or at all. The curtailment of our power projects’ output levels will reduce our electricity output and limit operational efficiencies, which in turn could have an adverse effect on our business, results of operations and cash flows.

There are a limited number of purchasers of utility scale quantities of electricity, which exposes us and our utility scale projects to risk.

In fiscal year 2014 and 2015 and in the nine months ended December 31, 2015, we derived 99.9%, 97.2% and 88.5%, respectively, of our revenue from our top five customers, respectively. Since the transmission and distribution of electricity are either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility scale quantities of electricity in a given geographic location, including transmission grid operators and central and state run utilities. For instance, for projects established pursuant to the Jawaharlal Nehru National Solar Mission, or NSM, solar project developers are required to enter into PPAs with specified implementation agencies. As a result, there is a concentrated pool of potential buyers for electricity generated by our plants and projects, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our generation facilities should this become necessary.

Furthermore, if the financial condition of these utilities and/or power purchasers deteriorate or the NSM or other solar policy to which they are currently subject and that compel them to source renewable energy supplies change, demand for electricity produced by our plants could be negatively impacted.

Counterparties to our PPAs may not fulfill their obligations, which could result in a material adverse impact on our business, financial condition, results of operations and cash flows.

We generate electricity income primarily pursuant to PPAs entered into with central and state government-run utilities. Some of the customers may become subject to insolvency or liquidation proceedings during the term of the relevant contracts, and the credit support received from such customers may not be sufficient to cover our losses in the event of a failure to perform. There may also be delays associated with collection of receivables from government owned or controlled entities on account of the financial condition of these entities that deteriorated significantly in the past. Where we are selling power to non-governmental entities, we take into account the credit ratings assigned by rating agencies and our ability in the past to collect when assessing the counterparties’ creditworthiness. Governmental entities to which we sell power do not have credit ratings, so there are no credit ratings to consider. For illustrative purposes, Moody’s Investor Services Inc. and Standard and Poor’s Financial Services LLC have rated the Government of India Baa3 and BBB-, respectively. As a result, many of the state governments in India, if rated, would likely rate lower than the Government of India. Although the central and state governments in India have taken steps to improve the liquidity, financial condition and viability of state electricity distribution utility companies, there can be no assurance that the utility companies that are currently our customers will have the resources to pay on time or at all.

In addition, our PPA customers may, for any reason, become unable or unwilling to fulfill their related contractual obligations, refuse to accept delivery of power delivered thereunder or otherwise terminate such agreements prior to the expiration thereof. If such events occur, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. For instance, Gujarat Urja Vikas Nigam Limited had filed a petition with the Gujarat Electricity Regulatory Commission, seeking recalculation on the basis of actual cash flow required for development of solar projects and consequent revision of the tariff payable by it, in relation to certain solar power projects including our 10MW Gujarat 1 project. While the Gujarat Electricity Regulatory Commission and the Appellate Tribunal for Electricity dismissed the claims made by Gujarat Urja Vikas Nigam Limited, an appeal is pending with the Supreme Court of India.

Furthermore, to the extent any of our customers are, or are controlled by, governmental entities, bringing actions against them to enforce their contractual obligations is often difficult. Also, our facilities may be subject to legislative or other political action that may impair their contractual performance.

Our PPAs may expose us to certain risks that may affect our future results of operations and cash flows.

Our profitability is largely a function of our ability to manage our costs during the terms of our PPAs and operate our power projects at optimal levels. If we are unable to manage our costs effectively or operate our power projects at optimal levels, our business and results of operations may be adversely affected. In the event we default in fulfilling our obligations under the PPAs, such as supplying the minimum amount of power specified in some of the PPAs or failing to obtain regulatory approvals, licenses and clearances with respect to our solar projects, we may be liable for penalties and in certain specified events, customers may also terminate such PPAs. Further, any failure to supply power from the scheduled commercial operation date may result in encashment of bank guarantees provided by us under the terms of certain PPAs. The termination of any of our projects by our customers would adversely affect our reputation, business, results of operations and cash flows.

Under a long-term PPA, we typically sell power generated from a power plant to state distribution companies at pre-determined tariffs. Our PPAs are generally not subject to downward revisions unless we elect to utilize accelerated rate of depreciation or if there is a delay in commissioning our projects, although we have entered into contracts that provide for downward adjustments in the past and may do so in the future. Accordingly, if there is an industry-wide increase in tariffs or if we are seeking an extension of the term of the PPA, we will not be able to renegotiate the terms of the PPA to take advantage of the increased tariffs. In addition, in the event of increased operational costs, we will not have the ability to reflect a corresponding increase in our tariffs. Further, any delay in commissioning projects or supplying electricity during the term of the PPA may result in reduction in tariffs, based on the terms of the PPA. Therefore, the prices at which we supply power may have little or no relationship with the costs incurred in generating power, which may lead to fluctuations in our margins. The above factors all limit our business flexibility, expose us to an increased risk of unforeseen business and industry changes and could have an adverse effect on our business, results of operations and cash flows.

The term of some of our PPAs are also less than the life of the power projects they are tied to. We will need to enter into other offtake agreements, or seek renewals or extensions of the existing PPAs, for the balance of the life of those power projects. Moreover, there are often other restrictions on our ability to, among other things, sell power to third parties and undertake expansion initiatives with other consumers. Failure to enter into or renew offtake arrangements in a timely manner and on terms that are acceptable to us could adversely affect our business, results of operations and cash flows. There could also be negative accounting consequences if we are unable to extend or replace expiring PPAs, including writing down the carrying value of assets at such power project sites.

Additionally, under the PPAs, our remedies in case of delays in payment by our customers may also be limited. For example, certain PPAs only permit us to terminate the PPA on account of non-payment of dues upon 90 days of our inability to recover such dues. Such risks limit our business flexibility, expose us to an increased risk of unforeseen business and industry changes and could have an adverse effect on our business, results of operations and cash flows.

In addition, most of the government agencies we enter into PPAs with under the NSM or the relevant state policies require us to agree to their standard form contracts, and we cannot negotiate for commercial terms or other terms of funding that are more favorable to us.

Land title in India can be uncertain and we may not be able to identify or correct defects or irregularities in title to the land which we own, lease or intend to acquire in connection with the development or acquisition of our power projects. Additionally, certain land on which our power projects are located may be subject to onerous conditions which may adversely affect its use.

There is no central title registry for real property in India and the documentation of land records in India has not been fully computerized. Property records in India are generally maintained at the state and district level and in local languages, and are updated manually through physical records. Therefore, property records may not be available online for inspection or updated in a timely manner, may be illegible, untraceable, incomplete or inaccurate in certain respects, or may have been kept in poor condition, which may impede title investigations or our ability to rely on such property records. In addition, there may be a discrepancy between the duration of the principal lease under different orders issued by state governments in respect of a particular parcel of revenue land. Furthermore, title to land in India is often fragmented, and in many cases, land may have multiple owners. Title may also suffer from irregularities, such as non-execution or non-registration of conveyance deeds and inadequate stamping, and may be subjected to encumbrances that we are unaware of. Any defects in, or irregularities of, title may result in a loss of development or operating rights over the land, which may prejudice the success of our power projects and require us to write off substantial expenditures in respect of our power projects. For instance, a portion of land leased from the Government of Rajasthan for our projects in Nagaur, Rajasthan, is presently disputed as third parties have sought establishment of mining rights through the Mining Department of the State of Rajasthan. We have filed a petition with the High Court of Rajasthan to disallow such renewal. Presently, the High Court of Rajasthan has issued an injunction over the alleged claims on this land for mining.

Further, improperly executed, unregistered or insufficiently stamped conveyance instruments in a property’s chain of title, unregistered encumbrances in favor of third parties, rights of adverse possessors, ownership claims of family members of prior owners or third parties, or other defects that a purchaser may not be aware of can affect title to a property. As a result, potential disputes or claims over title to the land on which our power projects are or will be constructed, may arise. However, an adverse decision from a court or the absence of an agreement with such third-parties may result in additional costs and delays in the construction and operating phases of any solar projects situated on such land. Also, such disputes, whether resolved in our favor or not, may divert management’s attention, harm our reputation or otherwise disrupt our business.

In addition, some properties used for our solar projects are subject to other third-party rights such as right of passage and right to place cables and other equipment on the properties, which may result in certain interferences with our use of the properties. Our rights to the properties used for our solar projects may be challenged by property owners and other third parties for various other reasons as well. For example, we do not always have the exclusive right to use a given site. Any such challenge, if successful, could impair the development or operations of our solar projects on such properties.

Additionally, the power projects that we may develop or acquire in the future may be located on land that may be subject to onerous conditions under the lease agreements through which we acquire rights to use such land and rights of way. Furthermore, the government may exercise its rights of eminent domain, or compulsory acquisition in respect of land on which our projects are or will be located. Any of this may adversely affect our business, results of operations and cash flows in the future.

A certain portion of the land on which our solar projects are or will be located, are not owned by us. In the event we are unable to purchase the land, or enter into or renew lease agreements, our business, results of operations, cash flows and financial condition could be adversely affected.

Some of our solar projects are located, or will be located, on revenue land that is owned by the state governments or on land acquired or to be acquired from private parties. The timeline for transfer of title in the land is dependent on the type of land on which the power projects are, or will be, located, and the policies of the relevant state government in which such land is located. In the case of land acquired from private parties, which is agricultural land, the transfer of such land from agriculturalists to non-agriculturalists such as us and the use of such land for non-agricultural purposes may require an order from the relevant state land or revenue authority allowing such transfer or use. For revenue land, we obtain a lease from the relevant government authority.

We cannot assure you that the outstanding approvals would be received, or that lease or sub-lease deeds would be executed in a timely manner, such that the operation of our solar projects will continue unaffected. In certain cases, any delay in the construction or commissioning of a solar project may result in termination of the lease. Further, the terms of lease and sub-lease agreements may also not be co-terminus with the lifetime of the power projects, taken together with the period of time required for construction and commissioning of the project. Accordingly, we will have to obtain extensions of the terms of such leases and sub-leases for the remainder of the terms of the corresponding PPAs. In the event that the relevant state authorities do not wish to renew the lease or sub-lease agreements, we may be forced to remove our equipment at the end of the lease and our business, results of operations, cash flows and financial condition could be adversely affected.

If sufficient demand for solar projects does not develop or takes longer to develop than we anticipate, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected.

The solar power market is at a relatively early stage of development in many of the markets that we have entered or intend to enter. This is especially true in the rooftop and micro-grid solar markets. The solar energy industry continues to experience improved efficiency and higher electricity output. However, trends in the solar energy industry are based only on limited data and may not be reliable. Many factors may affect the demand for solar projects in India, including:

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar renewable energy sources;

•	the cost and reliability of solar projects compared to conventional and other renewable energy sources;

•	the availability of grid capacity to dispatch power generated from solar projects;

•	public perceptions of the direct and indirect benefits of adopting renewable energy technology; and

•	regulations and policies governing the electric utility industry that may present technical, regulatory and economic barriers to the purchase and use of solar energy.

If market demand for solar projects fails to develop sufficiently, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected.

If we are unsuccessful in our efforts to establish and/or maintain our compliance with the local content requirements in certain states, our financial results could be adversely affected.

In some cases, we are required by the central government in national auctions to procure solar panels solely from Indian manufacturers. Certain states or others may, in the future, require us to procure a defined portion of our solar system components from their designated geographical locales. Such requirements are commonly referred to as “local content requirements.” In order to satisfy these local content requirements, we may need to undertake localization initiatives in such geographical locale. Some of our competitors with more significant capital resources may implement or expedite their own localization efforts in these geographical locale, and those efforts may result in competitive advantages for them. We may be faced with shortages or quality issues if projects we bid on impose local content requirements. Our costs may also be higher as a result of these requirements. Our failure to successfully implement appropriate localization initiatives, or otherwise acquire and maintain the capability to satisfy applicable local content requirements, could result in our losing business to our competitors and/or our breaching the terms of agreements, potentially resulting in damages, including monetary penalties. Depending on the value to us of lost business or the amounts of any contractual penalties, these consequences could have a material adverse effect on our results of operations and cash flows.

We may incur unexpected expenses if the suppliers of components in our solar projects default in their warranty obligations.

The solar panels, inverters, modules and other system components utilized in our solar projects are generally covered by manufacturers’ warranties, which are typically for five to 25 years. In the event any such components fail to operate as required, we may be able to make a claim against the applicable warranty to cover all or a portion of the expense or losses associated with the faulty component. However, the warranties may not be sufficient to cover all of our expense and losses. In addition, these suppliers could cease operations and no longer honor the warranties, which would leave us to cover the expense and losses associated with the faulty component. Our business, financial condition, results of operations and cash flows could be materially and adversely affected if we cannot recover the expense and losses associated with the faulty component from these warranty providers.

Our construction activities may be subject to cost overruns or delays.

Construction of our solar projects may be adversely affected by circumstances outside of our control, including inclement weather, adverse geological and environmental conditions, a failure to receive regulatory approvals on schedule or third-party delays in providing supplies and other materials. Changes in project plans or designs, or defective or late execution may increase our costs from our initial estimates and cause delays. Increases in the prices of our materials may increase procurement costs. Labor shortages, work stoppages or labor disputes could significantly delay a project, increase our costs or cause us to breach our performance guarantees under our PPAs, particularly because strikes are not considered a force majeure event under many of our PPAs. Moreover, local political changes and delays, for instance, caused by state and local elections, as well as demonstrations or protests by local communities and special interest groups could result in, or contribute to, project time and cost overruns for us.

In addition, we sometimes utilize and rely on third-party sub-contractors to construct and install portions of our solar projects. If our sub-contractors do not satisfy their obligations or do not perform work that meets our quality standards or if there is a shortage of third-party sub-contractors or if there are labor strikes that interfere with the ability of our employees or contractors to complete their work on time or within budget, we could experience significant delays or cost overruns.

We may not be able to recover any of these losses in connection with construction cost overruns or delays. Certain PPAs require that we connect to the transmission grid by a certain date. If the solar project is significantly delayed, such PPAs may be terminated. In addition, if we are unable to meet our performance guarantees, most of our PPAs require us to pay liquidated damages to the offtaker in proportion to the amount of power not supplied, and also grant the offtaker a right to draw on bank guarantees posted by us, including up to 100% of certain bank guarantees. Also, certain PPAs provide that we are liable for government fines and penalties if we fail to deliver electricity required by the offtakers to meet their RPO requirements. Furthermore, in the case of projects with VGF, which is paid out typically over two to five years, if the project fails to generate power for a long period of time, the government agency can suspend the VGF and demand repayment of previously paid sums.

Any of the contingencies discussed above could lead us to fail to generate our expected return from our solar projects and result in unanticipated and significant revenue and earnings losses.

Operation of power generation facilities involves significant risks and hazards that could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may not have adequate insurance to cover these risks and hazards.

Power generation involves hazardous activities, including delivering electricity to transmission and distribution systems. In addition to natural risks such as earthquake, flood, lightning, hurricane and wind, other hazards, such as fire, structural collapse and machinery failure are inherent risks in our operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. We maintain an amount of insurance protection that we consider adequate but we cannot provide any assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. Furthermore, our insurance coverage is subject to deductibles, caps, exclusions and other limitations. A loss for which we are not fully insured could have a material adverse effect on our business, financial condition, results of operations or cash flows. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Maintenance and expansion of power generation facilities involve significant risks that could result in reduced power generation and financial output.

Our facilities may require periodic upgrading and improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, and any decreased operational or management performance, could reduce our facilities’ generating capacity below expected levels and reduce our revenues as a result of generating and selling less power. Degradation of the performance of our solar facilities above levels provided for in the related PPAs may also reduce our revenues. Unanticipated capital expenditures associated with maintaining, upgrading or repairing our facilities may also reduce profitability, especially because our costs are fixed in the PPAs and we may not pass through any unexpected costs in relation to the projects to our customers. Furthermore, we are not able to mitigate such project risks by shifting some or all of the risk to a third-party EPC or O&M contractor since we provide these services in-house.

Changes in technology may require us to make additional capital expenditures to upgrade our facilities. The development and implementation of such technology entails technical and business risks and significant costs of employee implementation.

The loss of one or more members of our senior management or key employees may adversely affect our ability to implement our strategy.

Our future success depends on the continued services and performances of the members of our management in our business for project implementations, management and running of our daily operations and the planning and execution of our business strategy. We depend on our experienced management team, and the loss of one or more key executives could have a negative impact on our business. In particular, we are dependent on the services of Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa, and the loss of either, including the loss of Mr. Harkanwal Singh Wadhwa as a result of an adverse outcome of the pending litigation against him described in “Management” could adversely impact our business. We also depend on our ability to retain and motivate key employees and attract qualified new employees. Neither our executive officers nor our key employees are bound by employment agreements for any specific term, and we may be unable to replace key members of our management team and key employees in the event we lose their services. There is intense competition for experienced management personnel with technical and industry expertise in the renewable energy business and if we lose the services of any of these individuals and are unable to find suitable replacements in a timely manner, our ability to realize our strategic objectives could be impaired. Integrating new employees into our management team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to attract and retain sufficient managerial personnel who have critical industry experience and relationships could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The generation of electricity from solar sources depends heavily on suitable meteorological conditions. If solar conditions are unfavorable, our electricity generation, and therefore revenue from our solar projects, may be substantially below our expectations.

The electricity produced and revenues generated by our solar projects are highly dependent on suitable solar conditions and associated weather conditions, which are beyond our control. Furthermore, components of our systems, such as solar panels and inverters, could be damaged by severe weather, such as hailstorms, tornadoes or lightning strikes. We generally will be obligated to bear the expense of repairing the damaged solar energy systems that we own, and replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather and atmospheric conditions could impair the effectiveness of our assets or reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of our solar assets and our ability to achieve certain performance guarantees pursuant to our PPAs, forecasted revenues and cash flows. Sustained unfavorable weather could also unexpectedly delay the installation of solar energy systems, which could result in a delay in us acquiring new projects or increase the cost of such projects. We guarantee the performance of our solar power plants and could suffer monetary consequences if our plants do not produce to our contracted levels.

We base our investment decisions with respect to each solar project on the findings of related solar studies conducted on-site prior to construction. However, actual climatic conditions at a project site may not conform to the findings of these studies and therefore, our facilities may not meet anticipated production levels or the rated capacity of our generation assets, which could adversely affect our business, financial condition, results of operations and cash flows.

Fluctuations in foreign currency exchange rates may negatively affect our revenue, cost of sales and gross margins and could result in exchange losses.

As the functional currency of our Indian subsidiaries is the Indian rupee, our operating expenses are denominated primarily in Indian rupees. However, some of our capital expenditures, and particularly those for equipment imported from international suppliers, such as solar panels, are denominated in foreign currencies. To the extent that we are unable to match revenue received in our functional currency with costs paid in foreign currencies, exchange rate fluctuations in any such currency could have an adverse effect on our profitability. Substantially all of our cash flows are generated in Indian rupees and, therefore, significant changes in the value of the Indian rupee relative to the other foreign currencies could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on debts. In addition to currency translation risks, we incur currency transaction risks whenever we or one of our projects enter into a purchase or sales transaction using a currency other than the Indian rupee. We expect our future capital expenditures in connection with our proposed expansion plans to include significant expenditures in foreign currencies for imported equipment and machinery.

A significant fluctuation in the Indian rupee and U.S. dollar and other foreign currency exchange rates could therefore have a significant impact on our other results of operations. The exchange rate between the Indian rupee and these currencies, primarily the U.S. dollar, has fluctuated in the past and any appreciation or depreciation of the Indian rupee against these currencies can impact our profitability and results of operations. Our results of operations have been impacted by such fluctuations in the past and may be impacted by such fluctuations in the future. For example, the Indian rupee has depreciated against the U.S. dollar over the past year, which may impact our results of operations in future periods. Such depreciation impacts the value of your investment. Furthermore, we have borrowings denominated in U.S. dollars and, as such, an annual decline in the rupee against the U.S. dollar effectively adds to the functional interest rate of our borrowings. Any amounts we spend in order to hedge the risks to our business due to fluctuations in currencies may not adequately hedge against any losses we incur due to such fluctuations.

The accounting treatment for many aspects of our solar projects is complex and any changes to the accounting interpretations or accounting rules governing our solar projects could have a material adverse effect on our GAAP reported results of operations and financial condition.

The accounting treatment for many aspects of our solar projects is complex, and our future results could be adversely affected by changes in the accounting treatment applicable to our solar projects. In particular, any changes to the accounting rules regarding the following matters may require us to change the manner in which we operate and finance our solar projects:

•	foreign loans accounting;

•	derivative contracts;

•	asset retirement obligations;

•	share based compensation;

•	revenue recognition and related timing;

•	accounting for convertible debt and equity instruments;

•	income taxes;

•	foreign holding company tax treatment;

•	regulated operations; and

•	government grants.

Our international corporate structure and operations require us to comply with anti-corruption laws and regulations of the United States government and various non-U.S. jurisdictions. The implementation of compliance procedures and related controls may be time consuming and expensive, and if we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures.

Following this offering, we will be subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which prohibits, in relevant part, U.S. nationals, companies that have securities registered in the U.S. and any officer, director, employee, or agent of such issuer or any shareholder thereof acting on behalf of such issuer from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment and imposes obligations to keep accurate books and records and maintain appropriate internal controls. We have been and will continue to be subject to anti-corruption, anti-bribery and anti-facilitation payment legislation in other jurisdictions, which in certain circumstances go beyond the scope of the FCPA rules and regulations, including in India.

The current and future jurisdictions in which we operate our business may have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery and anti-facilitation payment laws may conflict with local customs and practices, which is likely to negatively impact our results of operations. We are currently in the process of developing and implementing formal controls and procedures to ensure that we are in compliance with the FCPA and similar U.S. laws and regulations as well as similar anti-corruption, anti-bribery and anti-facilitation payment laws and regulations in non-U.S. jurisdictions. Compliance with these new controls and procedures could make it more difficult for us to obtain timely permits or otherwise complete our projects on schedule in jurisdictions where strict compliance with anti-corruption and anti-bribery laws may conflict with local customs and practices.

Any historic or future violations of these laws, regulations and procedures by our employees, independent contractors, subcontractors and agents could be costly and time-consuming to investigate and expose us to administrative, civil or criminal penalties or fines (including under U.S. and Indian laws and regulations as well as foreign laws). If we were to be investigated for, charged with, or convicted of, violating these laws and regulations, our reputation could be harmed and it could cause some of our investors to sell their interests in our company to be consistent with their internal investment policies or to avoid reputational damage, and some investors might forego the purchase of our equity shares, all of which may negatively impact the trading prices of our equity shares. In addition, any administrative, civil or criminal penalties or fines could have a material adverse effect on our business results of operations and cash flows.

We may become involved in costly and time-consuming litigation and other regulatory proceedings, which require significant attention from our management.

We are not involved in any material litigation, administrative or arbitral proceedings. However, we may, in the ordinary course of our business, become involved in such proceedings. For example, we are, and may become subject to additional demands from Indian governmental or tax authorities, including, but not limited to, on account of differing interpretations of central and state tax statutes in India, which are extensive and subject to change from time to time. Changes in regulations or tax policies, or adoption of differing interpretations of existing provisions, and enforcement thereof by governmental, taxation or judicial authorities in India may become the subject of legal proceedings involving us from time to time.

Additionally, claims may be brought against or by us from time to time regarding, for example, defective or incomplete work, defective products, personal injuries or deaths, damage to or destruction of property, breach of warranty, late completion of work, delayed payments, intellectual property rights or regulatory compliance, and may subject us to litigation, arbitration and other legal proceedings, which may be expensive, lengthy, disruptive to normal business operations and require significant attention from our management.

If we were found to be liable on any of the claims against us, we would incur a charge against earnings to the extent a reserve had not been established for coverage. If amounts ultimately realized from the claims by us were materially lower than the balances included in our financial statements, we would incur a charge against earnings to the extent profit had already been accrued. Charges and write-downs associated with such legal proceedings could have a material adverse effect on our financial condition, results of operations and cash flow. Moreover, legal proceedings, particularly those resulting in judgments or findings against us, may harm our reputation and competitiveness in the market.

Employee shortages and rising employee costs may harm our business and increase our operation costs.

As of January 31, 2016, we employed 327 persons to perform a variety of functions in our daily operations. The low cost workforce in India provides us with a cost advantage. However, we have observed an overall tightening of the employee market and an emerging trend of shortage of skilled labor. Failure to obtain stable and dedicated employee support may cause disruption to our business that harms our operations. Furthermore, employee costs have increased in India in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees to attract and retain them. Our employee payroll and related costs amounted to US$1.6 million, and US$4.5 million in the nine months ended December 31, 2014 and 2015, respectively. Any increase in employee costs may harm our operating results, cash flows and financial condition.

Risks Related to Operations in India

Substantially all of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Substantially all of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our equity shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

An election or a new administration could result in uncertainty in the solar market, which could harm our operations. For example, we saw a slowdown in the solar market in fiscal year 2014 as a result of it leading up to an election year with uncertainty about the level of government support for solar initiatives going forward.

The Indian government has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting solar power producers, foreign investments, currency exchange rates and other matters affecting investments in India could change as well, including exposure to possible expropriation, nationalization or other governmental actions.

Further, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could significantly harm business and economic conditions in India generally and our business and prospects.

The extent and reliability of Indian infrastructure could significantly harm our results of operations, cash flows and financial conditions.

India’s physical infrastructure is less developed than that of many developed nations. Any congestion or disruption with respect to communication systems or any public facility, including transportation infrastructure, could disrupt our normal business activity. Any deterioration of India’s physical infrastructure would harm the national economy, disrupt the transportation of people, goods and supplies, and add costs to doing business in India. These disruptions could interrupt our business operations and significantly harm our results of operations, cash flows and financial condition. For the risk of congestion or disruption with respect to India’s electricity grid and transmission lines, see “Risks Related to Our Business and Our Industry — Any constraints in the availability of the electricity grid, including our inability to obtain access to transmission lines in a timely and cost-efficient manner, could adversely affect our business, results of operations and cash flows.”

A slowdown in economic growth in India could cause our business to suffer.

Since inception, all of our revenue has been derived directly from sales by AZI and its various other subsidiaries in India. In addition, the CIA World Factbook estimates that consumer inflation in India was approximately 10% in 2013 and approximately 8% in 2014. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be significantly harmed by political instability or regional conflicts, a general rise in interest rates, inflation and economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of monsoon, which is difficult to predict. Although the Indian economy has continued to grow in the past few years, any future slowdown in the Indian economy or a further increase in inflation could have a material adverse effect on the demand for power and, as a result, on our financial condition, results of operations and cash flows.

India’s trade relationships with other countries and its trade deficit may significantly harm Indian economic conditions. If trade deficits increase or are no longer manageable because of an unexpected rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the price of our equity shares could be significantly harmed.

India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly, our business and prospects could be significantly harmed.

Stringent labor laws may harm our ability to have flexible human resource policies and labor union problems could negatively affect our processing capacity, construction schedules, cash flows and overall profitability.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal, imposes financial obligations on employers upon employee layoffs and regulates contract labor. These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business, discharge employees or downsize. We may also experience labor unrest in the future, which may delay our construction schedules or disrupt our operations. If such delays or disruptions occur or continue for a prolonged period of time, our processing capacity and overall profitability could be negatively affected. We also depend on third party contract labor. It is possible under Indian law that we may be held responsible for wage payments to these laborers if their contractors default on payment. We may be held liable for any non-payment by contractors and any such order or direction from a court or any other regulatory authority may harm our business, results of our operations and cash flows.

Foreign investment laws in India includes certain restrictions, which may affect our future acquisitions or investments in India.

India regulates ownership of Indian companies by non-residents, although some restrictions on foreign investment have been relaxed in recent years. Under current Indian regulations, transfers of shares between non-residents and residents are permitted (subject to certain exceptions) if they comply with, among other things, the guidelines specified by the Reserve Bank of India in relation to pricing and valuation of such shares and certain reporting requirements for such transactions specified by the Reserve Bank of India. If the transfer of shares is not in compliance with such pricing guidelines or reporting requirements, or falls under any of the exceptions specified by the Reserve Bank of India, the prior approval of the Reserve Bank of India will be required before any such transfer may be consummated. We may not be able to obtain any required approval from the Reserve Bank of India or any other Indian regulatory authority on any particular terms or at all.

For example, under its consolidated foreign direct investment policy, the Indian government has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by non-resident entities and the transfer of ownership or control, from resident Indian persons or entities to non-residents, of Indian companies in sectors with limits on foreign investment. As substantially all of AZI’s equity shares will continue to be directly held by Azure Power Global Limited, it would be considered an entity owned and controlled by non-residents under applicable Indian laws. Accordingly, any downstream investment by Azure Power Global Limited into another Indian company will have to be in compliance with conditions applicable to such Indian entity, in accordance with the consolidated foreign direct investment policy. There are guidelines in relation to pricing and valuation of shares and restrictions on sources of funding for such investments. While these guidelines currently do not materially limit our planned investments in our Indian subsidiaries, to the extent they become more restrictive, they may restrict our ability to make further equity investments in India, including through Azure Power Global Limited.

Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder prohibit us from borrowing from our Indian subsidiaries. We are permitted to lend to our Indian subsidiaries subject to compliance with India’s policy on external commercial borrowings as notified by the Reserve Bank of India from time to time, which specifies certain conditions, including in relation to eligible lenders and borrowers, permitted end use and limits on the all-in-cost.

Changing laws, rules and regulations and legal uncertainties, including adverse application of corporate and tax laws, may adversely affect our business, financial condition, results of operations, cash flows and prospects.

The regulatory and policy environment in which we operate is evolving and subject to change. Such changes, including the instances mentioned below, may adversely affect our business, financial condition, results of operations, cash flows and prospects, to the extent that we are unable to suitably respond to and comply with any such changes in applicable law and policy.

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The notified provisions of the Companies Act, 2013, together with the rules thereunder, or the Companies Act, contain significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries. The Companies Act has also introduced certain additional requirements, including the introduction of a provision allowing the initiation of class action suits in India against companies by shareholders or depositors, a restriction on investment by an Indian company through more than two layers of subsidiary investment companies (subject to certain permitted exceptions), and prohibitions on advances to directors. Moreover, effective April 1, 2014, companies exceeding certain net worth, revenue or profit thresholds are required to spend at least 2% of average net profits from the immediately preceding three fiscal years on corporate social responsibility projects, failing which an explanation is required to be provided in such companies’ annual reports. Further, the Companies Act imposes greater monetary and other liability on Indian companies, their directors and officers for any non-compliance of its requirements. We may incur increased costs and other burdens to interpret and ensure our compliance with these new requirements, which may also require significant management time and other resources. Any failure to comply may also adversely affect our business and results of operations.

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The Companies Act also requires auditors to report on the adequacy and operating effectiveness of the internal financial controls over financial reporting as of March 31, 2016. The implementation of an internal financial control framework and related controls may be time consuming and expensive, and if a deficiency in our controls is identified, we may report material weakness in our internal control over financial reporting which may reduce the reliability of our financial reporting, harm investor confidence in our company and affect the value of our equity shares.

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The Indian government has proposed a comprehensive national goods and services tax that will combine taxes and levies by the central and state governments into a unified rate structure. In this regard, a bill has been introduced and is pending approval of the Indian Parliament. While the central and state governments have announced that all committed incentives will be protected following the implementation of the goods and services tax, given the limited availability of information in the public domain concerning the goods and services tax, we are unable to provide any assurance as to this or any other aspect of the tax regime following implementation of the goods and services tax. These amendments may affect the overall tax efficiency of companies operating in India and may result in significant additional taxes becoming payable.

We have not determined the impact of these recent and proposed legislations on our business. Uncertainty in the applicability, interpretation or implementation of any amendment to, or change in, governing law, regulation or policy in the jurisdictions in which we operate, including by reason of an absence, or a limited body, of administrative or judicial precedent may be time consuming as well as costly for us to resolve and may impact the viability of our current business or restrict our ability to grow our business in the future.

Natural calamities could have a negative impact on the Indian economy and adversely affect our business and project operations.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. In December 2004, Southeast Asia, including both the eastern and western coasts of India, experienced a massive tsunami, and in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which events caused significant loss of life and property damage. In June 2013, the state of Uttarakhand in northern India experienced widespread floods and landslides. Similarly, in December 2015, some regions in South India were severely impacted by floods. The extent and severity of these natural disasters determines their impact on the Indian economy. If climatic conditions or natural disasters occur in areas where our solar projects and project teams are located, project development, connectivity to the power grid and the provision of O&M services may be adversely affected. In particular, materials may not be delivered as scheduled and labor may not be available. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be adversely affected by natural disasters in the future.

In recent years, certain regions of the world, including India, have experienced outbreaks of swine flu caused by the H1N1 virus. Any future outbreak of swine flu or other health epidemics, such as the outbreak of the Ebola virus, may restrict the level of business activity in affected areas which could adversely affect our business.

Terrorist acts and other acts of violence involving India or other neighboring countries could significantly harm our operations directly, or may result in a more general loss of customer confidence and reduced investment in these countries that causes significant harm to our business, results of operations, cash flows and financial condition.

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may significantly harm the Indian markets and the worldwide financial markets. The occurrence of any of these events may result in a loss of business confidence, which could potentially lead to economic recession and generally cause significant harm to our business, results of operations, cash flows and financial condition. In addition, any deterioration in international relations may result in investor concern regarding regional stability, which could decrease the price of our equity shares.

South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time. There have also been incidents in and near India such as terrorist attacks in Mumbai, Delhi and on the Indian Parliament, troop mobilizations along the India and Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could significantly harm the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations. Our insurance policies for a certain part of our business do not cover terrorist attacks or business interruptions from terrorist attacks or for other reasons.

Risks Related to Investments in Mauritian Companies

As our shareholder, you may have greater difficulties in protecting your interests than as a shareholder of a United States corporation.

We are incorporated under the laws of Mauritius. The laws generally applicable to United States corporations and their shareholders may provide shareholders of United States corporations with rights and protection for which there may be no corresponding or similar provisions under the Companies Act 2001 of Mauritius, as amended, or the Mauritius Companies Act. As such, if you invest in our equity shares, you may or may not be accorded the same level of shareholder rights and protection that a shareholder of a United States corporation may be accorded under the laws generally applicable to United States corporations and their shareholders. Taken together with the provisions of our constitution, which we expect to adopt with effect upon completion of this offering, or Constitution, some of these differences may result in your having greater difficulties in protecting your interests as our shareholder than you would have as a shareholder of a United States corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with us, what rights you may have as a shareholder to enforce specified provisions of the Mauritius Companies Act or our Constitution, and the circumstances under which we may indemnify our directors and officers.

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

We are a Mauritius Category 1 Global Business Company, or GBC1, and are tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our company at the rate of 15%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations under the Income Tax (Foreign Tax Credit) Regulations 1996, credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income, and where credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit. Under the

Income Tax (Foreign Tax Credit) Regulations 1996, “foreign source income” means income which is not derived from Mauritius and includes in the case of a corporation holding a GBC1 license, under the Financial Services Act 2007 of Mauritius, income derived in the course of a global business. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged and for this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our company’s foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our company’s chargeable income would be 3%.

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a GBC1 issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15% in Mauritius.

We hold tax residence certificates issued by the Mauritius Revenue Authority. We believe that a significant portion of the income derived from our operations will not be subject to tax in countries in which we conduct activities or in which our customers are located, other than Mauritius and India. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect. Our results of operations and cash flows could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

Anti-takeover provisions in our constitutional documents and under Mauritius law could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management and limit the market price of our equity shares.

Provisions in our Constitution may have the effect of delaying or preventing a change in control or changes in our management. Our Constitution includes the following provisions which may be regarded as defensive measures:

•	a staggered board of directors;

•	the ability to issue additional equity shares (including “blank check” preferred stock);

•	granting directors the absolute discretion to decline to register a transfer of any shares;

•	requiring that amendments to our Constitution be approved by a special resolution of the shareholders of our company; and

•	limiting the liability of, and providing indemnification to, our directors and officers.

These provisions may restrict or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management team. The provisions could also deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Risks Related to Our Equity Shares and This Offering

In connection with the preparation of our consolidated financial statements for the fiscal years ended March 31, 2014 and 2015, we and our independent registered public accounting firm have identified a material weakness in our internal control over financial reporting. Although we expect to make every effort to address this material weakness, we may find that we are unable to improve our internal control over financial reporting sufficient to remediate this material weakness and, consequently, to maintain an effective system of internal control over financial reporting, which may reduce the reliability of our financial reporting, harm investor confidence in our company and affect the value of our equity shares.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report we file with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. However, our auditors will not be required to attest to and report on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an ‘‘emerging growth company’’ as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, if we take advantage of the exemptions available to us through the JOBS Act. We are in the very early stages of the costly and challenging process of compiling the documentation necessary to perform the evaluation needed to comply with Section 404.

In connection with the preparation of our consolidated financial statements for the fiscal years ended March 31, 2014 and 2015, we and our independent registered public accounting firm have identified a material weakness in our internal control over financial reporting. The material weakness relates to our financial statement close process and the lack of sufficient financial accounting and reporting expertise commensurate with our financial reporting requirements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We are currently in the process of remediating the material weakness and are taking numerous steps that we believe will address the underlying causes of the material weakness, primarily through the hiring of additional accounting and finance personnel with technical accounting and financial reporting experience, and strengthening controls around our financial statement close process. If we fail to effectively remediate deficiencies in our control environment or are unable to implement and maintain effective internal control over financial reporting and disclosure controls to meet the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by the U.S. Securities and Exchange Commission, or the SEC.

Even if we are able to report our financial statements accurately and in a timely manner, if we do not make all necessary improvements to address the material weakness, continued disclosure of a material weakness will be required in future filings with the SEC, which could cause our reputation to be harmed and our stock price to decline.

You may have difficulty enforcing judgments against us, our directors and management.

We are incorporated under the laws of Mauritius. Further, we conduct substantially all of our operations in India through our key operating subsidiary in India. The majority of our directors and officers, and some of the experts named in this prospectus, reside outside the United States, and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Mauritian and Indian courts to be penal in nature and therefore unenforceable in both Mauritius and India. Further, no claim may be brought in Mauritius or India against us or our directors and officers in the first instance for violation of United States federal securities laws because these laws have no extraterritorial application under Mauritian or Indian law and do not have force of law in Mauritius or India. However, a Mauritian or Indian court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Mauritian or Indian law. Moreover, it is unlikely that a court in Mauritius or India would award damages on the same basis as a foreign court if an action were brought in Mauritius or India or that a Mauritian or Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Mauritius or Indian practice or public policy.

The courts of Mauritius or India would not automatically enforce judgments of United States courts obtained in actions against us or our directors and officers, or some of the experts named herein, predicated upon the civil liability provisions of the United States federal securities laws, or entertain actions brought in Mauritius or India against us or such persons predicated solely upon United States federal securities laws. Further, there is no treaty in effect between the United States and Mauritius providing for the enforcement of judgments of United States courts in civil and commercial matters and the United States has not been declared by the Indian government to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which Mauritian or Indian courts may decline to enforce the judgments of United States courts. Some remedies available under the laws of United States jurisdictions, including remedies available under the United States federal securities laws, may not be allowed in Mauritian or Indian courts if contrary to public policy in Mauritius or India. Because judgments of United States courts are not automatically enforceable in Mauritius or India, it may be difficult for you to recover against us or our directors and officers or some experts named in this prospectus based upon such judgments. In India, prior approval of the Reserve Bank of India is required in order to repatriate any amount recovered pursuant to such judgments. See “Enforceability of Civil Liabilities.”

We do not expect to pay any cash dividends on our equity shares.

We have not paid dividends on any of our equity shares to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our equity shares are likely to be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our equity shares if the price of our equity shares increases.

In addition, our ability and decisions whether to pay dividends in the future will depend on our earnings, financial condition and capital requirements. Dividends to U.S. holders may be negatively affected by foreign currency fluctuations. We may not generate sufficient income to cover our operating expenses and pay dividends to our shareholders, or at all. Our ability to pay dividends also could be restricted under financing arrangements that we may enter into in the future and we may be required to obtain the approval of lenders in the event we are in default of our repayment obligations. We may be unable to pay dividends in the near or medium term, and our future dividend policy will depend on our capital requirements, financing arrangements, results of operations and financial condition. Dividends distributed by us will attract dividend distribution tax at rates applicable from time to time. See “Dividends and Dividend Policy” for further information.

Our holding company will have to rely principally on dividends and other distributions on equity paid by our operating subsidiaries and limitations on their ability to pay dividends to us could adversely impact your ability to receive dividends on our equity shares.

Since we cannot borrow from our Indian subsidiaries, dividends and other distributions on equity paid by our operating subsidiaries will be our principal source for cash in order for us to fund our operations including corporate expenses. While we will retain $5.0 million from the proceeds of this offering for general corporate purposes, this may not be sufficient to fund our operations. Accordingly, we may need to issue additional equity or borrow funds, either of which may be unavailable on attractive terms, if at all.

If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our holding company. As our key operating subsidiary is established in India, it is also subject to certain limitations with respect to dividend payments. As of the date of this prospectus, AZI has not paid any cash dividends on its equity shares and does not intend to pay dividends to its equity shareholders, including Azure Power Global Limited, in the foreseeable future. Moreover, upon completion of this offering, we will not own 100% of AZI and therefore any dividend payment made by AZI to us will also involve a payment to the other shareholders of AZI, including the Founders.

As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain requirements applicable to U.S. issuers. This may afford less protection to holders of our equity shares.

As a foreign private issuer who has applied for listing of our equity shares on the New York Stock Exchange, or NYSE, we are permitted to follow certain home country corporate governance practices in lieu of certain NYSE requirements. A foreign private issuer must disclose in its annual reports filed with the SEC, each NYSE requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Mauritius and which expects to be listed on the NYSE, we may follow our home country practice with respect to the composition of our board of directors and nominations committee and executive sessions. Unlike the requirements of the NYSE, the corporate governance practice and requirements in Mauritius do not require us as a GBC1 to have the majority of our board of directors be independent; do not require us as a GBC1 to establish a nominations committee; and do not require us to hold regular executive sessions where only independent directors shall be present. Such Mauritian home country practices may afford less protection to holders of our equity shares than would be available to the shareholders of a U.S. corporation.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the closing of this offering. As a foreign private issuer, we will be exempt from a number of rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, applicable to U.S. domestic issuers, including the furnishing and content of proxy statements, compliance with the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act applicable to executive officers, directors and principal shareholders. We will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the closing of this offering, we may cease to qualify as a foreign private issuer in the future. If we do not qualify as a foreign private issuer, we will be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

For as long as we are an “emerging growth company,” we will not be required to comply with certain reporting requirements that apply to other public companies.

We are an “emerging growth company,” as defined in the JOBS Act, enacted on April 5, 2012. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from reporting requirements applicable to other public companies that are not emerging growth companies. These include: (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, and (4) not being required to provide certain disclosure regarding executive compensation required of larger public companies. We could be an emerging growth company for up to five years from the end of our current fiscal year, although, if the market value of our equity shares that is held by non-affiliates exceeds US$700 million as of any September 30 before the end of that five-year period, we would cease to be an emerging growth company as of the following April 1. We cannot predict if investors will find our equity shares less attractive if we choose to rely on these exemptions. If some investors find our equity shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our equity shares and our share price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

You may be subject to Indian taxes on income arising through the sale of our equity shares.

Pursuant to recent amendments to the Indian Income Tax Act, 1961, as amended, income arising directly or indirectly through the sale of a capital asset, including any share or interest in a company or entity registered or incorporated outside of India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets (whether tangible or intangible) located in India and whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India. The share or interest of the company or entity registered or incorporated outside of India is deemed to derive its value substantially from the assets located in India if the value of such Indian assets exceeds Rs. 100 million and represents at least 50% of the value of all the assets owned by the company or entity registered or incorporated outside of India. Substantially all of our assets are located in India.

However, if the transferor of share or interest in a company or entity registered or incorporated outside of India (along with its associated enterprises), neither holds the right of management or control in the company or entity registered or incorporated outside of India nor holds voting power or share capital or interest exceeding 5% of the total voting power or total share capital or interest in the company or entity registered or incorporated outside of India, at any time during the twelve months preceding the date of transfer, such small shareholders are exempt from the indirect transfer provisions mentioned above. The amendments also do not deal with the interplay between the amendments to the Indian Income Tax Act, 1961, as amended, and the existing Double Taxation Avoidance Agreements that India has entered into with countries such as the United States in case of an indirect transfer. Accordingly, the implications of the recent amendments are presently unclear. If it is determined that these amendments apply to a holder of our equity shares, such holder could be liable to pay taxes in India on such income.

An active trading market for our equity shares may not develop and the trading price of our equity shares may fluctuate significantly.

Before this initial public offering, there was no public market for our equity shares. If an active public market for our equity shares does not develop after this offering, the market price and liquidity of our equity shares may be adversely affected. We cannot guarantee that a liquid public market for our equity shares will develop or be sustained after this offering.

The initial public offering price of our equity shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market following this offering. You may not be able to resell your equity shares at a price that is attractive to you. In addition, the market price of our equity shares could fluctuate significantly after this offering. In recent years, the stock market has experienced significant volatility. These and other factors may cause the market price and demand for our equity shares to fluctuate significantly, which may limit or prevent investors from readily selling their equity shares and may otherwise negatively affect the liquidity of our equity shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from other business concerns.

Because the public offering price is substantially higher than our book value per equity share, you will incur immediate and substantial dilution.

The initial public offering price per equity share is substantially higher than the net tangible book value per equity share prior to this offering. Accordingly, if you purchase our equity shares in this offering, you will incur immediate dilution of approximately             in the net tangible book value per equity share from the price you pay for our equity shares, representing the difference between (1) the assumed initial public offering price of US$         per equity share (the midpoint of the estimated offering price range set forth in the front cover of this prospectus) and (2) the pro forma net tangible book value per equity share of US$         on December 31, 2015 after giving effect to this offering. For more information, see “Dilution.”

The sale or availability for sale of substantial amounts of our equity shares could adversely affect their market price.

Sales of substantial amounts of our equity shares in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our equity shares and could materially impair our future ability to raise capital through offerings of our equity shares.

We will have             equity shares outstanding immediately after this offering or             equity shares if the underwriters exercise their option to purchase additional equity shares in full. Further, although certain of our share option holders are subject to restrictions on selling shares acquired upon the exercise of options, the majority of the options granted under our equity option plan will continue to be exercisable following the completion of this offering. All of the equity shares sold in this offering will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the 180-day lock-up restrictions described below and other applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding prior to this offering will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our equity shares could decline.

In connection with this offering, we have agreed, subject to some exceptions, not to sell any equity shares for 180 days after the date of this prospectus without the written consent of the underwriters. However, the underwriters may release these equity shares from these lock-up restrictions at any time. We cannot predict what effect, if any, market sales of equity shares held by our significant shareholders or any other shareholder or the availability of these equity shares for future sale will have on the market price of our equity shares.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our equity shares adversely, our stock price and trading volume could decline.

The trading market for our equity shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future issuances of any equity securities may cause a dilution in your shareholding, decrease the trading price of our equity shares, and restrictions agreed to as part of debt financing arrangements may place restrictions on our operations.

Any issuance of equity securities after this offering could dilute the interests of our shareholders and could substantially decrease the trading price of our equity shares. We may issue equity or equity-linked securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons. Issuance of such additional securities may significantly dilute the equity interests of investors in this offering who will not have pre-emptive rights with respect to such an issuance, subordinate the rights of holders of equity shares if preferred shares are issued with rights senior to those afforded to our equity shares, or harm prevailing market prices for our equity shares.

Management will have considerable discretion as to the use of the net proceeds to be received by us from this offering.

Our allocation of the net proceeds to be received by AZI after the share subscription is based on current plans and business conditions. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations and our success in future auctions. Accordingly, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our results of operations or increase our share price. The net proceeds from this offering, pending investment in operating assets or solar projects, may be placed in investments that do not produce income or that lose value, which will cause the price of our equity shares to decline.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to certain U.S. investors of our equity shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or future taxable years. However, our PFIC status is a factual determination made after the close of each taxable year that will depend, in part, on the composition of our income and assets, and thus, there can be no assurance that we will not be treated as a PFIC in our current taxable year or future taxable years. See “Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward looking statements about our current expectations and views of future events. All statements, other than statements of historical facts, contained in this prospectus, including statements about our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and future megawatt goals of management, are forward looking statements. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. In some cases, these forward looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward looking statements reflect our current views about future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward looking statements because of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	the pace of government sponsored auctions;

•	changes in auction rules;

•	the government’s willingness to enforce Renewable Purchase Obligations, or RPOs;

•	permitting, development and construction of our project pipeline according to schedule;

•	solar radiation in the regions in which we operate;

•	developments in, or changes to, laws, regulations, governmental policies, incentives and taxation affecting our operations;

•	adverse changes or developments in the industry in which we operate;

•	our ability to maintain and enhance our market position;

•	our ability to successfully implement any of our business strategies;

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our ability to enter into power purchasing agreements, or PPAs, on acceptable terms, the occurrence of any event that may expose us to certain risks under our PPAs and the willingness and ability of counterparties to our PPAs to fulfill their obligations;

•	our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	our ability to establish and operate new solar projects;

•	our ability to compete against traditional and renewable energy companies;

•	political and economic conditions in India;

•	material changes in the costs of solar panels and other equipment required for our operations;

•	fluctuations in inflation, interest rates and exchange rates; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

The forward looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits with the SEC, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus also contains statistical data and estimates, including those relating to the solar industry and our competition from market research, analyst reports and other publicly available sources. These publications include forward looking statements being made by the authors of such reports. These forward looking statements are subject to a number of risks, uncertainties and assumptions. Actual results could differ materially and adversely from those anticipated or implied in the forward looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$         million. These estimates are based upon an assumed initial offering price of US$         per equity share, the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, commissions and aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional equity shares and no other change to the number of equity shares offered by us as set forth on the cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$         per equity share would increase (decrease) the net proceeds to us from this offering by US$         million. We will not receive any of the proceeds from the sale of equity shares by the selling shareholder.

We intend to use US$         million to fund the purchase by Azure Power Global Limited of equity shares to be issued by AZI, which will occur contemporaneously with the completion of this offering. Approximately US$5.0 million will be retained by Azure Power Global Limited to fund its future operating expenses. To the extent the underwriters exercise their option to purchase additional equity shares, the net proceeds from the sale of the additional equity shares will be used to purchase additional equity shares of AZI. See “Prospectus Summary — Corporate Structure.” Net proceeds of US$         to be received by AZI pursuant to such purchase are intended to be used for project development, working capital needs and other general corporate purposes.

The foregoing use of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations and our success at solar auctions. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes.

Pending the use of the net proceeds, AZI intends to hold the proceeds from the purchase of its equity shares by Azure Power Global Limited in short-term, interest-bearing debt instruments or demand deposits.

EXCHANGE RATE INFORMATION

The consolidated financial statements and other financial data included in this prospectus of Azure Power Global Limited are presented in Indian rupees. Azure Power Global Limited’s functional currency is the U.S. dollar and reporting currency is the Indian rupee. Further, AZI’s functional currency is Indian rupees. The functional currencies of AZI’s subsidiaries are their respective local country currencies. The translation from the applicable foreign currencies of AZI’s subsidiaries into Indian rupees is performed for balance sheet accounts using the exchange rate in effect as of the balance sheet date except for shareholders’ equity and preferred shares, which are translated at the historical rates in effect at the dates of the underlying transactions. Revenue, expense and cash flow items are translated using average exchange rates for the respective period.

U.S. dollar balances have been translated from Indian rupee amounts solely for the convenience of the readers. The following table sets forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in The City of New York for cable transfers, in Indian rupees per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in preparation of our consolidated financial statements or elsewhere in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. We make no representation that any Indian rupee or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

	Indian Rupees per U.S. Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High
2010	44.80	45.58	43.90	47.49
2011	53.01	46.86	44.00	53.71
2012	54.86	53.41	48.65	57.13
2013	61.92	58.91	52.99	68.80
2014	63.04	61.21	58.30	63.67
2015:
September	65.50	66.17	65.50	66.70
October	65.40	65.03	64.70	65.57
November	66.43	66.10	65.46	66.86
December	66.19	66.50	66.00	67.10
2016:
January	67.87	67.33	66.49	68.68
February	68.21	68.24	67.57	68.84
March (through March 25, 2016)	66.82	66.99	66.34	67.75

(1)	Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.

Source: Federal Reserve Statistical Release.

DIVIDENDS AND DIVIDEND POLICY

Since our incorporation, no dividends have been declared or paid on our equity shares. We currently intend to retain our earnings, if any, to finance the development and growth of our business and operations as well as expand our business and do not currently anticipate paying dividends on our equity shares in the near future.

Under Mauritius law, we may only pay dividends out of retained earnings, after having made good any accumulated losses at the beginning of the relevant accounting period and no distribution (which includes dividends) may be made unless our board of directors is satisfied that upon the distribution being made, our company is able to pay its debts as they become due in the normal course of business and the value of our company’s assets is greater than the sum of the value of its liabilities and our company’s stated capital (which refers to the total of all amounts received by our company or due and payable to our company in respect of the nominal paid-up value of our issued shares and share premiums paid to our company in relation to such shares). Subject to the Mauritius Companies Act and our constitution, which we expect to adopt with effect upon completion of this offering, the declaration and payment of any dividend has to be authorized by our board of directors and is subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, cash flows, capital requirements, general financial condition, contractual restrictions and other factors which our directors may deem relevant. We expect that cash dividends, if any, will be paid to U.S. holders in U.S. dollars. Other distributions, if any, will be made to our shareholders by any means which our directors deem fair, legal and practicable. Any dividend or distribution out of retained earnings unclaimed for a period of six years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to us and the payment by our board of directors of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute us a trustee in respect thereof.

As we are a holding company, we will have to rely on dividends paid to us by our subsidiaries (in particular, our key operating subsidiary in India, AZI) for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from AZI.

As of the date of this prospectus, AZI has not paid any cash dividends on its equity shares and does not intend to pay dividends to its equity shareholders, including Azure Power Global Limited, in the foreseeable future. Even if we decide it should, since we will not own all of AZI following the consummation of this offering and the use of the proceeds therefrom, we will not receive all of the dividends paid by AZI. Rather, we will receive a dividend in proportion to our ownership interest in AZI, which will be approximately     % following consummation of this offering, assuming an offer price of the midpoint of the estimated price range listed on the cover page of this prospectus. The Founders will receive the balance of any dividend paid by AZI.

Dividends other than in cash are not permitted under Indian law. The declaration and payment of any dividends in the future will be recommended by the board of directors of AZI and approved by the shareholders of AZI at their discretion and would depend on a number of factors, including its financial condition, results of operations, capital requirements and surplus, profits, contractual obligations, applicable Indian legal restrictions, the provisions of its articles of association, restrictive covenants under the terms of its credit facilities and other financing arrangements at the time a dividend is considered, and other factors considered relevant by the board of directors. AZI would be required to pay dividend distribution tax in India at 17.30% on the total amount distributed as a dividend as grossed up by the amount of such dividend distribution tax.

In accordance with the Companies Act, and the rules framed thereunder, an Indian company is permitted to declare or pay dividends in any year only in cash and out of profits for that year after providing for depreciation, in the manner prescribed. In the event of inadequacy or absence of profits in a particular year, dividends may be paid out of the accumulated profits of the company (after providing for depreciation) which remain undistributed and transferred to the company’s free reserves, subject to the following conditions:

•

the rate of dividend declared does not exceed the average of the rates at which declared by the company in the preceding three years (except where no dividends have been declared in each of the preceding three years);

•

the total amount drawn up from the accumulated profits does not exceed 1/10th of the sum of the company’s paid-up share capital and free reserves, as indicated in its latest audited financial statements;

•	the amount drawn up from the accumulated profits is first utilized to set-off the losses incurred in the fiscal year in which the dividend is proposed to be declared; and

•	the balance of reserves after such withdrawal does not fall below 15% of the company’s paid-up share capital, as indicated in its latest audited financial statements.

CAPITALIZATION

The following table sets forth our capitalization on a consolidated basis as of December 31, 2015 on:

•	an actual basis, which excludes equity shares issuable upon exercise of outstanding stock options at a weighted average price of Rs. (US$ ) per share under our 2015 Employee Stock Option Plan;

•	a pro forma basis to reflect the following:

•

the conversion of compulsorily convertible preferred shares and compulsorily convertible debentures into an aggregate of          equity shares based on an initial public offering price of US$         per equity share, which is the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus; and

•	the effectiveness of a -for- stock split of our equity shares.

•	a pro forma as adjusted basis to further reflect the following transactions that will occur substantially contemporaneously with the completion of this offering:

•

our sale of             equity shares by us in this offering and our receipt of the estimated net proceeds from such issuance and sale in this offering, each based on an assumed initial public offering price of US$         per equity share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if such transactions had occurred on December 31, 2015; and

•

the share subscription by Azure Power Global Limited of additional shares of AZI with substantially all of the net proceeds of US$         million of this offering (other than approximately US$5.0 million to be retained by Azure Power Global Limited to fund its future operating expenses).

You should read this table in conjunction with the information under “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of December 31, 2015
	Actual	Actual	Pro Forma(1)	Pro Forma(1)	Pro Forma Adjusted(1)	Pro Forma Adjusted(1)
	Rs.	U.S.$	Rs.	U.S.$	Rs.	U.S.$
		(in thousands, except per share data)
Cash and Cash equivalents	3,744,450	56,571

Total Debt	22,127,479	334,301
Compulsory convertible preferred shares (805,462 shares issued and outstanding, actual; 0 shares issued and outstanding, pro forma; and 0 shares issued and outstanding, pro forma as adjusted)	9,461,436	142,944	—	—	—	—
Redeemable non-controlling interest	335,765	5,073
Stockholder’s Equity
Common Stock US$0.01 par value (109,880 shares issued and outstanding, actual; 0 shares issued and outstanding, pro forma; and 0 shares issued and outstanding, pro forma as adjusted) (2)	68	1
Additional paid in capital	(2,688,640)	(40,620)
Accumulated deficit	(3,899,746)	(58,917)
Accumulated other comprehensive income	28,036	424
Non-controlling interest	(4,312)	(65)

Total shareholders’ (deficit) equity	(6,564,594)	(99,177)

Total Capitalization	25,360,086	383,141

(1)	Each US$1.00 increase or decrease in the assumed initial public offering price of US$ per share, the mid-point of the price range on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash, additional paid-in capital and total capitalization by approximately US$ , assuming the number of shares we offer, as stated on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commission and estimated offering expenses payable by us.
(2)	As of December 31, 2015, Azure Power Global Limited had 109,880 shares issued and outstanding, actual; shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted).

DILUTION

As of December 31, 2015, our pro forma net tangible book value was Rs.         (or US$        ) per equity share. “Pro forma net tangible book value per equity share” represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of equity shares outstanding, after giving retroactive effect to the corporate formation transactions described under “Prospectus Summary — Corporate Structure,” that will take place immediately prior to the closing of this offering and assuming a total of         equity shares will be issued to the non-founder investors upon the conversion of convertible securities, based on an initial public offering price of US$         per equity share, which is the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus.

Dilution is determined by subtracting pro forma net tangible book value per equity share from the assumed public offering price per equity share.

Without taking into account any other changes in pro forma net tangible book value after December 31, 2015, other than giving effect to our sale of             equity shares in the offering at an assumed initial public offering price of US$         per equity share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us, the pro forma net tangible book value per equity share would increase to US$         per equity share, or US$        per equity share if the underwriters’ over-allotment option is exercised in full. This represents an immediate increase in pro forma net tangible book value of US$         per equity share to our existing shareholders (or US$         per equity share if the underwriters’ over-allotment option is exercised in full), and an immediate dilution of US$         per equity share to purchasers of shares in the offering (or US$         per equity share if the underwriters’ over-allotment option is exercised in full).

The following table illustrates this dilution on a per equity share basis:

Assumed initial public offering price per equity share	$
Pro forma net tangible book value per equity share as of December 31, 2015 before this offering	$
Increase in pro forma net tangible book value per equity share attributable to the price paid by new investors	$
Pro forma net tangible book value per equity share after this offering	$

Dilution per equity share to new investors in the offering	$

A US$1.00 increase (decrease) in the assumed public offering price of US$         per equity share would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$         per equity share and the dilution in pro forma net tangible book value per equity share to new investors in this offering by US$         per equity share, assuming no change to the number of equity shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions.

The following table summarizes, on a pro forma basis as of December 31, 2015, the differences between our existing shareholders as of such date and the new investors with respect to the number of equity shares purchased from us, the total consideration paid and the average price per equity share paid at an assumed initial public offering price of US$         per equity share (the midpoint of the price range set forth on the cover page of this prospectus) before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Equity Shares Purchased			Total Consideration			Average Price Per Equity Share
	Number	Percent		Amount	Percent
(in millions, except percent and per share data)
Existing shareholders			%	US$		%	US$
New investors			%	US$		%	US$

Total		100.0%			100.0%

A US$1.00 increase (decrease) in the assumed initial public offering price of US$         per equity share would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per equity share paid by all shareholders by US$         million, US$         million and US$        , respectively, assuming no change in the number of equity shares sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions.

The discussion and tables above assume no exercise of any outstanding share options. As of the date of this prospectus, there are             equity shares issuable upon exercise of outstanding stock options at a weighted-average exercise price of Rs.              (US$        ) per share under our 2015 Employee Stock Option Plan, and there are equity shares available for future issuance upon the exercise of future grants under our 2015 Employee Stock Option Plan. To the extent that any of these options is exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED AND PRO FORMA FINANCIAL DATA

The selected consolidated and pro forma financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated and pro forma financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

Azure Power Global Limited is a company incorporated in Mauritius and is the holding company of AZI. All of our operations are conducted currently through AZI and its subsidiaries. The proceeds of this offering will be used towards a share subscription of AZI by Azure Power Global Limited, which will occur contemporaneously with the completion of the offering.

The financial information in this section has been derived from the audited consolidated financial statements as of and for the years ended March 31, 2014 and 2015 included elsewhere in this prospectus.

The unaudited information for the nine months ended December 31, 2014 and 2015 was prepared on a basis consistent with that used to prepare our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of our financial condition and results of operations with respect to the relevant periods.

The summary unaudited pro forma balance sheet data as of December 31, 2015 gives effect to (i) the conversion of compulsorily convertible preferred shares and compulsorily convertible debentures into equity shares and (ii) the effectiveness of a             -for-             stock split of our equity shares. The pro forma as adjusted balance sheet data as of December 31, 2015 reflect the abovementioned transactions, the issuance and sale of equity shares in this offering and the use of proceeds therefrom, based on an assumed offering price of US$         per equity share, which is the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our historical results are not necessarily indicative of the results that may be expected in any future period, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2014	2015		2014	2015
	Rs.	Rs.	US$(1)	Rs.	Rs.	US$(1)
	(In thousands)
Consolidated Statement of Operations Data:
Operating revenue:
Sale of power	881,345	1,124,138	16,984	767,362	1,858,911	28,084
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	52,491	79,816	1,206	54,029	127,308	1,923
General and administrative expenses	235,300	425,952	6,435	241,884	481,528	7,275
Depreciation and amortization	252,352	322,430	4,871	218,016	495,647	7,488

Total operating cost and expenses	540,143	828,198	12,512	513,929	1,104,483	16,686

Operating income	341,202	295,940	4,472	253,433	754,428	11,398
Other expense:
Interest expense, net(2)	520,219	831,790	12,567	563,928	1,389,289	20,989
Loss on foreign currency exchange(3)	580,566	299,628	4,527	368,631	337,112	5,093

Total other expenses	1,100,785	1,131,418	17,094	932,559	1,726,401	26,082

Loss before income taxes	(759,583)	(835,478)	(12,622)	(679,126)	(971,973)	(14,684)
Income tax expense	(15,847)	(253,112)	(3,824)	(205,804)	(89,427)	(1,351)

Net loss	(775,430)	(1,088,590)	(16,446)	(884,930)	(1,061,400)	(16,035)
Net loss attributable to non-controlling interest(4)	(26,935)	(5,595)	(85)	(5,311)	(8,633)	(130)

Net loss attributable to APGL	(748,495)	(1,082,995)	(16,361)	(879,619)	(1,052,767)	(15,905)
Accretion on Mezzanine CCPS(5)	(366,552)	(755,207)	(11,410)	(494,927)	(1,076,087)	(16,258)

Accretion to redeemable non-controlling interest(6)	—	—	—	—	(18,837)	(285)
Net loss attributable to APGL equity shareholders	(1,115,047)	(1,838,202)	(27,771)	(1,374,546)	(2,147,691)	(32,448)
Net loss per share attributable to equity shareholders
Basic and diluted(7)	(10,241)	(16,737)	(253)	(12,510)	(19,546)	(295)
Shares used in computing basic and diluted per share amounts
Equity shares	108,882	109,830	—	109,880	109,880	—
Proforma basic and diluted per share(8)
Proforma shares used in computing basic and diluted loss per share(8)
Supplemental information (unaudited):
Adjusted EBITDA(9)	593,554	618,370	9,343	471,449	1,250,075	18,886

(1)

Azure Power Global Limited’s functional currency is the U.S. dollar and reporting currency is the Indian rupee. Further, AZI’s functional and reporting currency is the Indian rupee. Solely for the convenience of the reader, we have translated the financial information as of and for the fiscal year ended March 31, 2015 and the nine months ended December 31, 2015 into U.S. dollars. The rate used for this translation is Rs. 66.19 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015, which is the date of our last reported financial statements.

(2)	Interest expense, net consists of:

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2014	2015		2014	2015
	Rs.	Rs.	US$(a)	Rs.	Rs.	US$(a)
Interest expense:
Compulsorily convertible debentures	217,751	248,831	3,759	202,051	238,113	3,597
Series E compulsorily convertible preferred shares	74,700	96,500	1,458	71,242	157,355	2,377
Term loans	316,519	598,845	9,048	374,806	1,108,360	16,745
Bank charges and other	36,151	55,454	838	33,661	78,682	1,189

	645,121	999,630	15,103	681,760	1,582,510	23,908
Interest income:
Term deposits	111,842	151,860	2,294	107,778	159,137	2,404
Interest income from related parties	—	2,031	31	—	—	—
Gain on sale of short term investments	13,060	13,949	211	10,054	34,084	515

Interest expense, net	520,219	831,790	12,567	563,928	1,389,289	20,989

(a)	Refer to note (1) above.

(3)	Loss on foreign currency exchange consists of:

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2014	2015		2014	2015
	Rs.	Rs.	US$(a)	Rs.	Rs.	US$(a)
Unrealized loss on foreign currency loans	578,571	240,656	3,636	319,778	345,474	5,219
Realized loss on foreign currency loans	39,989	(42,280)	(639)	(6,304)	(46,429)	(701)
Unrealized loss on derivative instruments	(16,384)	7,342	111	(13,527)	(2,364)	(36)
Realized loss on derivative instruments	(21,610)	93,910	1,419	68,684	40,431	611

	580,566	299,628	4,527	368,631	337,112	5,093

(a)	Refer to note (1) above.

The unrealized and realized foreign exchange loss represents the foreign currency fluctuations on our non-Indian rupee denominated borrowings.

(4)	Represents a non-controlling interest of 20% in a subsidiary.
(5)	Our Series A, Series B, Series C, Series D, Series F and Series H compulsorily convertible preferred shares, or collectively the Mezzanine CCPS, are being accreted to their redemption value through February 25, 2016, the earliest redemption date, to earn the mandatory redemption amount on such date.
(6)	Represents accretion to the redeemable non-controlling interest in a subsidiary which is accreted to its accretion value.
(7)	Basic and diluted net loss per share attributable to Azure Power Global Limited equity shareholders is computed by dividing the net loss attributable to Azure Power Global Limited equity shareholders by the weighted average number of equity shares outstanding for the period. The potentially dilutive compulsorily convertible preferred shares, compulsorily convertible debentures and share options were excluded from the calculation of dilutive loss per share in those periods where inclusion would be anti-dilutive.
(8)	Pro forma net loss per share attributable to Azure Power Global Limited equity shareholders for the fiscal year ended March 31, 2015 and the nine months ended December 31, 2015 is calculated as if the compulsorily convertible preferred shares and the compulsorily convertible debentures had been converted into equity shares at the beginning of the respective period presented or when compulsorily convertible preferred shares and compulsorily convertible debentures were issued, if later. Compulsorily convertible preferred shares and compulsorily convertible debentures upon the completion of this offering convert into (i) equity shares as of March 31, 2015 and (ii) equity shares as of December 31, 2015 based upon the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus.
(9)	Adjusted EBITDA is a non-GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The following table presents a reconciliation of net loss to Adjusted EBITDA:

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2014	2015		2014	2015
	Rs.	Rs.	US$(a)	Rs.	Rs.	US$(a)
	(In thousands)
Net loss	(775,430)	(1,088,590)	(16,446)	(884,930)	(1,061,400)	(16,035)
Income tax expense	15,847	253,112	3,824	205,804	89,427	1,351
Interest expense, net	520,219	831,790	12,567	563,928	1,389,289	20,989
Depreciation and amortization	252,352	322,430	4,871	218,016	495,647	7,488
Loss on foreign currency exchange	580,566	299,628	4,527	368,631	337,112	5,093

Adjusted EBITDA	593,554	618,370	9,343	471,449	1,250,075	18,886

(a)	Refer to note (1) above.

	As of December 31,		As of December 31,
	2015		2015 (Pro forma)(5)		2015 (Pro forma as adjusted)(5)
	Rs.	US$(1)	Rs.	US$(1)	Rs.	US$(1)
Balance Sheet Data
Cash and cash equivalents	3,744,450	56,571
Property, plant and equipment, net	21,058,666	318,155
Total assets	29,270,158	442,214
Compulsorily convertible debentures and Series E & Series G preferred shares(2)	3,340,619	50,470
Project level and other debt(3)	17,038,860	257,423
Mezzanine CCPS shares(4)	9,461,436	142,944
Total APGL shareholders’ deficit	(6,560,282)	(99,112)

(1)	Azure Power Global Limited’s functional currency is the U.S. dollar and reporting currency is the Indian rupee. Further, AZI’s functional and reporting currency is the Indian rupee. Solely for the convenience of the reader, we have translated the financial information as of and for the fiscal year ended March 31, 2015 and the nine months ended December 31, 2015 into U.S. dollars. The rate used for this translation is Rs. 66.19 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015, which is the date of our last reported financial statements.
(2)	The Series E and Series G compulsorily convertible preferred shares are classified as a current liability in the consolidated balance sheet because the preference shareholders have a right to convert their shares into a variable number of equity shares to give them their required returns.

(3)	This balance represents the short term and long-term portion of project level secured term loans and other secured bank loans.
(4)	Compulsorily convertible preferred shares include the Mezzanine CCPS and are classified as temporary equity in the consolidated balance sheet.
(5)	The pro forma and pro forma as adjusted columns in the balance sheet data reflects the transactions described in the last paragraph of page 13.

The pro forma as adjusted information set forth in the table above is for illustrative purposes only and will be adjusted based on the actual initial public offering price and other terms of this offering as determined at pricing.

A US$1.00 increase or decrease in the assumed public offering price of US$        would increase or decrease each of pro forma as adjusted cash and cash equivalents, total assets, and total deficit by Rs.          thousands (US$        ), assuming the number of shares offered by us, as set forth on the cover page of the prospectus, remains the same, after deducting estimated underwriting discounts and commissions that we expect to pay.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, the related notes to those statements and selected consolidated financial data included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus. All forward looking statements in this document are based on information available to us as of the date hereof, and we assume no obligation to update any such forward looking statements. Unless otherwise indicated, the consolidated financial statements and related notes as of and for the fiscal years ended March 31, 2014 and 2015 and for the nine months ended December 31, 2014 and 2015, included elsewhere in this prospectus have been prepared in accordance with GAAP. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.

Overview

Our mission is to be the lowest-cost power producer in the world. We sell solar power in India on long term fixed price contracts to our customers, at prices which in many cases are at or below prevailing alternatives for our customers. We are also developing micro-grid applications for the highly fragmented and underserved electricity market in India.

We generate revenue from a mix of leading government utilities such as NTPC Vidyut Vyapar Nigam Limited, a subsidiary of the NTPC Limited, and the Solar Energy Corporation of India as well as commercial entities such as Torrent Power Limited and DLF Limited. We typically enter into 25-year power purchase agreements, or PPAs, with these customers who pay a fixed rate for electricity generated by our solar power plants. Our financial strategy is to build our solar assets with efficient cost of capital. Because we have our own engineering, procurement and construction, or EPC, as well as operations and maintenance, or O&M, capabilities, we retain the profit margins associated with those services that other project developers normally pay to third party providers. Through value engineering, operational performance monitoring and efficient financial strategy, we are able to deliver cost-effective energy to our customers.

We recognize revenue from solar energy sold to our customers on a per kilowatt hour basis based on the energy actually supplied by our solar power plant. The procurement of solar power by the utilities in the market is primarily driven by the renewable energy purchase obligation imposed on them by the Indian government. Most Indian state and central government electricity regulators establish the rate that utilities pay to buy power in their respective jurisdictions, which we call the benchmark tariff. As a result, the price a customer pays to buy solar energy from us varies depending on the jurisdiction in which the customer is located. The price at which we sell solar energy also depends on our bidding strategy, as most auctions award bids starting from the lowest bidder until the total capacity is awarded. For our commercial PPAs, we sell solar energy at mutually negotiated rates that are lower than the commercial electricity rates charged by the utilities in the markets we serve, which is consistent with our strategy to price our energy slightly lower than the commercial rates. As a result, the price that a commercial customer pays to buy solar energy from us depends on the state in which such customer is located and the prevailing local commercial tariff.

We recognize revenue on a monthly basis from the solar energy kilowatt hours sold to our customers post the installation of the system and approval of the energy grid interconnect connections. The energy output performance of our plants is dependent in part on the amount of sunlight. As a result, our revenue in the past has been impacted by shorter daylight hours in winters. Typically, our revenue from operational solar power plants is lowest in the third quarter and highest in the first quarter of any given fiscal year which ends on March 31.

A significant portion of the cost of our solar power plants consists of solar photovoltaic panels, inverters and other equipment. Other less significant costs of our solar power plants include land or leasehold land costs, capitalizable financing costs and installation costs. Our cost of operations primarily consists of expenses pertaining to operations and maintenance of our solar power plants. These expenses include payroll and related costs for plant maintenance staff, plant maintenance, insurance and, if applicable, lease costs.

Under GAAP, we depreciate the capital cost of solar power plants over the estimated useful life of 25 years.

We typically fund our projects through a mix of project finance and sponsor equity. We generally raise long term debt financing of approximately 75% of project costs. The remaining 25% of project costs required is met through a mix of cash flow generated from our business and equity proceeds. Our project financing agreements typically restrict the ability of our project subsidiaries to distribute funds to us unless specific financial thresholds are met on specified dates. Some of our project finance borrowings are denominated in U.S. dollars and therefore foreign currency exchange rate fluctuations can adversely impact our profitability. Some of our borrowings have variable interest rates and changes in such rates may lead to an adverse effect on our overall cost of capital.

From time to time we have raised funds through issuance of compulsorily convertible debentures and Series A through H compulsorily convertible preferred shares. We classify our outstanding compulsorily convertible debentures and Series E and Series G compulsorily convertible preferred shares as a liability on our consolidated balance sheet. Series A to D and Series F and Series H compulsorily convertible preferred shares are classified as temporary equity on the consolidated balance sheet. Prior to the closing of this offering, the compulsorily convertible debentures and compulsorily convertible preferred shares will convert into equity shares. As a result of these conversions, we will record a material non-cash adjustment to equity shares and additional paid-in-capital on our consolidated balance sheet.

Convenience Translation

Azure Power Global Limited’s functional currency is the U.S. dollar and reporting currency is the Indian rupee. Further, AZI’s functional and reporting currency is the Indian rupee. Solely for the convenience of the reader, we have translated the financial information as of and for the fiscal year ended March 31, 2015 and the nine months ended December 31, 2015 into U.S. dollars. The exchange rate used for this translation is Rs. 66.19 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. dollar currencies as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015, which is the date of our last reported financial statements.

Power Purchase Agreements

The following chart shows the commercial operation date, capacity, tariff, offtaker and duration of the PPA for our projects as of January 31, 2016.

Operational
Project Names	Commercial Operation Date(1)	Capacity (MW)	Tariff (Rs/kWh)	Offtaker	Duration of PPA in Years
Punjab 1	Q4 2009	2	17.91	NTPC Vidyut Vyapar Nigam	25

Punjab 2.1	Q3 2014	15	7.67	Punjab State Power Corporation Limited	25

Punjab 2.2	Q4 2014	15	7.97	Punjab State Power Corporation Limited	25

Punjab 2.3	Q4 2014	4	8.28	Punjab State Power Corporation Limited	25

Punjab 3.1	Q1 2016	24	7.19	Punjab State Power Corporation Limited	25

Punjab 3.2	Q1 2016	4	7.33	Punjab State Power Corporation Limited	25

Gujarat 1.1	Q2 2011	5	15.00(3)	Gujarat Urja Vikas Nigam Limited	25

Gujarat 1.2	Q4 2011	5	15.00(3)	Gujarat Urja Vikas Nigam Limited	25

Rajasthan 1	Q4 2011	5	11.94	NTPC Vidyut Vyapar Nigam Limited	25

Rajasthan 2.1	Q1 2013	20	8.21	NTPC Vidyut Vyapar Nigam Limited	25

Rajasthan 2.2	Q1 2013	15	8.21	NTPC Vidyut Vyapar Nigam Limited	25

Rajasthan 3.1	Q2 2015	20	5.45	Solar Energy Corporation of India	25

Rajasthan 3.2	Q2 2015	40	5.45	Solar Energy Corporation of India	25

Rajasthan 3.3	Q2 2015	40	5.45	Solar Energy Corporation of India	25

Rajasthan 4	Q4 2015	5	5.45	Solar Energy Corporation of India	25

Karnataka 1	Q1 2015	10	7.47	Bangalore Electricity Supply Company Limited	25

Uttar Pradesh 1	Q1 2015	10	8.99	Uttar Pradesh Power Corporation Limited	12

Chhattisgarh 1.1	Q2 2015	10	6.44	Chhattisgarh State Power Distribution Company Limited	25

Chhattisgarh 1.2	Q2 2015	10	6.45	Chhattisgarh State Power Distribution Company Limited	25

Chhattisgarh 1.3	Q3 2015	10	6.46	Chhattisgarh State Power Distribution Company Limited	25

Delhi 1.1	Q4 2015	1	5.43	Solar Energy Corporation of India	25

Total Capacity		270
Under Construction
Karnataka 2	Q1 2015	10	6.66	Bangalore Electricity Supply Company Limited	25
Karnataka 3.1	Q3 2016	50	6.89	Chamundeshwari Electricity Supply Corporation Limited	25
Karnataka 3.2	Q3 2016	40	6.93	Hubli Electricity Supply Company Limited	25

Project Names	Commercial Operation Date(1)	Capacity (MW)		Tariff (Rs/kWh)	Offtaker	Duration of PPA in Years
Karnataka 3.3	Q3 2016	40		6.96	Gulbarga Electricity Supply Company Limited	25
Andhra Pradesh 1(2)	Q1 2016	50		5.89(3)	Southern Power Distribution Company of Andhra Pradesh Limited	25

Bihar 1	Q3 2016	10		8.39	North Bihar Power Distribution Company Limited and South Bihar Power Distribution Company Limited	25

Delhi 1.2	Q1 2016	2		5.45	Solar Energy Corporation of India	25

Total Capacity		202
Committed

Punjab 4.1	Q1 2017	50		5.62	Punjab State Power Corporation Limited	25

Punjab 4.2	Q1 2017	50		5.63	Punjab State Power Corporation Limited	25

Punjab 4.3	Q1 2017	50		5.64	Punjab State Power Corporation Limited	25

Andhra Pradesh 2	Q1 2017	100		5.12	NTPC VidyutVyapar Nigam Limited	25

Uttar Pradesh 2	Q1 2017	50		4.78	NTPC Vidyut Vyapar Nigam Limited	25

Total Capacity		300
Commercial Rooftop
Commissioned
Gujarat Rooftops	2013	2.5			Torrent Power Limited	25

DLF (total)	2013-2015	1.46	(4)		DLF Limited	25

Uttar Pradesh Rooftop 1	Q1 2015	0.555			Indosolar Limited	25

Delhi Rooftop 1	Q2 2015	0.056			Delhi Gymkhana Club Limited	25

Delhi Rooftop 2	Q2 2015	0.178			Taj Sats Air Catering Limited	20

Punjab Rooftop 1	Q3 2015	1			JCBL Limited	25

Total Capacity		5.749
Under Construction
Oberoi (total)	Q2 2016	1.03	(5)		Oberoi Resorts/EIH Limited	15

Punjab Rooftop 2	Q1 2016	10			Punjab State Power Corporation Limited	25

Delhi Rooftop 3	Q2 2016	1.00			Indraprastha Power Generation Co. Limited	25

Total Capacity		12.03
Committed

Delhi Rooftop 4	Q3 2017	10			Delhi Metro Rail Corporation	25
Odisha Rooftop 1	Q2 2017	4			Green Energy Development Corporation of Odisha	25

Total Capacity		14
Total Capacity (all projects)		804

Notes:

(1)	Refers to the applicable quarter of the calendar year. There can be no assurance that our projects under construction and our committed projects will be completed on time or at all. See “Risk Factors – Our construction activities may be subject to cost overruns or delays.”

(2)	Hanwha Q Cells Korea holds a non-controlling interest against its investment of Rs. 316.9 million.
(3)	Current tariff, subject to escalation, as disclosed under “Business—Portfolio of Solar Energy Projects—Operational Projects.”
(4)	PPAs for 2.246MW signed, 1.46MW of the project has commenced operations.
(5)	0.0529MW of the project has commenced operations.

Our PPAs typically require certain conditions precedent, including, among others, that we have obtained all necessary consents and permits, financing arrangements have been made and an agreement has been entered into to provide for the transmission of power. Furthermore, the PPAs contain customary termination provisions and negative and affirmative covenants, including the provision of performance bank guarantees and minimum guarantees of power to be sold and restrictions on changing the controlling shareholder of the project subsidiaries.

Corporate Structure

Prior to the formation of Azure Power Global Limited and the reorganization described below, our operations were entirely conducted through AZI and its subsidiaries. AZI is a company organized under the laws of India. Azure Power Global Limited was formed to enable the consummation of the transactions described below and this offering. Prior to the reorganization, 100% ownership interest in us was held by the founders.

In relation to the shareholders agreement entered into on July 22, 2015 among us, the non-founder investors in AZI and the founders, referred to as the APGL Shareholders Agreement, we purchased from the non-founder investors in AZI the equity shares and convertible securities in the form of compulsorily convertible debentures and compulsorily convertible preferred shares held by them in AZI for an equivalent number of equity shares, compulsorily convertible debentures and compulsorily convertible preferred shares in Azure Power Global Limited on similar terms as those formerly held in AZI, except the term of the compulsorily convertible debentures and the compulsorily convertible preferred shares was increased from 10 years to 20 years. We refer to this transaction as the reorganization. Immediately prior to this offering, the compulsorily convertible debentures and the compulsorily convertible preferred shares will convert into our equity shares. Therefore, the increase in the term is not pertinent to the accounting for the reorganization. The reorganization did not result in any cash outflow from us and would be described in the United States as an exchange offer.

Prior to the reorganization, the non-founder investors had an 83% ownership interest, on an as converted basis (excluding the compulsorily convertible debentures and Series E compulsorily convertible preferred shares which convert into a variable and currently indeterminable number of equity shares), in AZI with the remaining 17% held by the AZI founders. Subsequent to the reorganization, we held an 83% interest in AZI, on an as converted basis, with the remaining 17% held by the AZI founders. Immediately after the reorganization, the non-founder investors held an 83% ownership interest in us, on an as converted basis, with the remaining 17% held by the founders. As of the date hereof, we hold approximately 94% of AZI on an as converted basis and after the consummation of this offering, we will hold     % of AZI, assuming an initial public offering price of US$         per equity share, which is the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus.

On July 22, 2015, we, AZI and the founders entered into another shareholders agreement, referred to as the AZI Shareholders Agreement, which provides that it is the intention of all parties to the AZI Shareholders Agreement to eventually make AZI a wholly owned subsidiary of ours. As such, pursuant to the AZI Shareholders Agreement, we have an option requiring the founders to sell their shareholding in AZI to us at the minimum applicable price as per Indian law, which shall be a price not less than the fair value determined as per any internationally accepted pricing methodology for valuation of shares on an arm’s length basis. This option does not expire. As the non-founder investors together are the majority shareholders of us, the exercise of the option is within their control. If the option is exercised as described above, AZI will become our wholly owned subsidiary and the founders and non-founder investors would continue to hold approximately 17% and 83% ownership interest, respectively, on an as converted basis of us (excluding any other issuances since July 23, 2015). In addition, the AZI Shareholders Agreement prohibits a transfer of AZI equity shares held by the founders without our consent.

Furthermore, Mr. Inderpreet Singh Wadhwa and the non-founder investors entered into a Sponsor Lock-in Agreement, referred to as the Lock-in Agreement, whereby Mr. Wadhwa agreed to not dispose of the number of our shares he holds representing the ownership of us, which is equal to the founders’s ownership of AZI, until the occurrence of a termination event, as defined, including if our initial public offering is not completed by December 31, 2015. The non-founder investors and founders have agreed in principle to extend the lock in period, including the period for sharing the excess returns, past the completion of our initial public offering. The parties are currently in the process of formalizing the arrangement and the formal agreement is expected to be completed prior to commencement of our roadshow for this offering. Immediately after the reorganization, Mr. Wadhwa held 16% ownership interest in Azure Power Global Limited and the founders collectively held 16% ownership interest in AZI. Azure Power Global Limited has entered into a share subscription agreement to purchase the remaining 1% ownership interest held by the AZI founders in AZI. In addition, pursuant to the Lock-in Agreement, the amount for which the founders sell their shares in AZI (including any sale to us) above the face value of such shares (Rs. 10, or US$0.15, per equity share) plus taxes and expenses incurred by the founders on the transfer of such shares is to be distributed among the founders and non-founders pro rata based on their as converted shareholding in us, provided a termination event has not occurred.

Post the exercise of the option described above, AZI will become our wholly owned subsidiary and the ownership structure which was present at AZI pre-reorganization will be present at Azure Power Global Limited. As a result, the reorganization qualifies as a transfer of a business among entities under common ownership, which is accounted for at the carrying value with retrospective adjustment of prior period financial statements similar to the manner of a pooling-of-interest. Accordingly, to fairly reflect the economic substance of the agreements and the reorganization, we have prepared the consolidated and condensed consolidated financial statements as though we had been combined with AZI since the earliest period presented, with the assets and liabilities of the entities recorded at their historical carrying values. Similarly, no value has been attributed to the non-controlling interest still held by the founders in AZI as the amount for which the founders sell their shares in AZI (including any sale to us) above the face value of such shares (Rs. 10, or US$0.15, per equity share) plus taxes and expenses incurred by the founders on the transfer of such shares is to be distributed among the founders and non-founders pro rata based on their as converted shareholding in us.

Dividends

As we are a holding company, we will have to rely on dividends paid to us by our subsidiaries (in particular, our key operating subsidiary in India, AZI) for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. As of the date of this prospectus, AZI has not paid any cash dividends on its equity shares and does not intend to pay dividends to its equity shareholders, including Azure Power Global Limited, in the foreseeable future. See “Dividends and Dividend Policy” for more information.

Key Metrics

We regularly review a number of specific metrics, including the following key operating and financial metrics, to evaluate our business performance, identify trends affecting our business and make strategic decisions.

Key metrics	Unit of measurement	FY 2014	FY 2015	Nine months ended December 31, 2014	Nine months ended December 31, 2015
Electricity generation(1)	kWh in millions	96.9	128.4	86.0	253.9
Plant load factor	%	20.6	18.7	19.2	17.4
Revenue(2)	Rs. in millions	881.3	1,124.1	767.3	1,858.9
Cost per MW operating	Rs. in millions	78.2	60.5	58.4	60.2
MW operating	MW	55.2	110.2	90.5	248.5
MW committed	MW	154.5	374.2	210.0	555.7
MW operating and committed	MW	209.7	484.4	300.5	804.2

(1)	Electricity generation represents the actual amount of power generated by our solar power plants over the reporting period and is the product of plant load factor during the reporting period and the average megawatts operating.
(2)	Revenue consists of revenue from the sale of power.

Factors that most significantly directly or indirectly affect our overall growth and results of operations, or that cause our historical financial information not to be indicative of future operating results or financial condition, include the Indian government’s targets for solar capacity addition and the more gradual decline in solar module prices. The Indian government recently increased its target for solar capacity from 20GW by 2022 to 100GW by 2022. While this trend may lead to us winning more megawatts per year than in prior years, it will also require us to raise additional funding sources if we are to grow in line with these trends.

As for the cost of our system components, we witnessed a steep decline of solar module prices of approximately 75% from 2010 to 2015. Although the pace of this decline has been slowing recently, we expect this general trend of slowly declining solar module prices to continue through fiscal year 2016.

Operating Metrics

Megawatts Operating and Megawatts Committed

We measure the rated capacity of our plants in megawatts. Rated capacity is the expected maximum output that a solar power plant can produce without exceeding its design limits. We believe that tracking the growth in aggregate megawatt rated capacity is a measure of the growth rate of our business.

Megawatts Operating represents the aggregate cumulative megawatt rated capacity of solar power plants that are commissioned and operational as of the reporting date.

Megawatts Committed represents the aggregate megawatt rated capacity of solar power plants pursuant to customer PPAs signed or allotted but not commissioned and operational as of the reporting date.

The following table represents the megawatts operating and megawatts committed as of the end of the respective periods presented:

	As of March 31,		As of December 31,
	2014	2015	2014	2015
Megawatts Operating	55.2	110.2	90.5	248.5
Megawatts Committed	154.5	374.2	210.0	555.7

Megawatts Operating and Committed	209.7	484.4	300.5	804.2

We are targeting having 520MW operating by December 31, 2016. Our longer term goals are to achieve 1GW committed or operating by December 31, 2017 and 5GW by December 31, 2020. Our ability to achieve these goals will depend on, among other things, our ability to acquire the required land for the new capacity (on lease or direct purchase), raising adequate project financing and working capital, the growth of the Indian power market in line with current government targets, our ability to maintain our market share of India’s installed capacity as competition increases, the need to further strengthen our operations team to execute the increased capacity, and the need to further strengthen our systems and processes to manage the ensuing growth opportunities, as well as the other risks and challenges discussed under the caption “Risk Factors.”

Plant Load Factor

The plant load factor is the ratio of the actual output of all our solar power plants over the reporting period to their potential output if it were possible for them to operate indefinitely at full rated capacity. The plant load factor is not the same as the availability factor. Our solar power plants have high availability, that is, when the sun is shining our plants are almost always able to produce electricity. The variability in our plant load factor is a result of seasonality, cloud covers, the daily rotation of the earth, equipment efficiency losses, breakdown of our transmission system and grid availability.

We track plant load factor as a measure of the performance of our power plants. It indicates effective utilization of resources and also validates our value engineering and operation research. Higher plant load factor at a plant indicates increased electricity generation. Monitoring plant load factor on real time allows us to respond rapidly to potential generation anomalies. Generally, under the terms of our PPAs, we guarantee a plant load factor of 12%. Plant load factor was 18.7% for fiscal year 2015 compared with 20.6% for fiscal year 2014, primarily due to the commencement of operations of certain projects in the northern part of India, for which plant load factors tend to be seasonal, with relatively low plant load factors during the winter months. Plant load factor was 17.4% for nine months ended December 31, 2015 compared with 19.2% for nine months ended December 31, 2014, primarily due to the commencement of operations of certain projects in the northern part of India, for which plant load factors tend to be seasonal, with relatively low plant load factors during the winter months.

	Fiscal Year Ended March 31,		Nine Months Ended December 31,
	2014	2015	2014	2015
Plant Load Factor (in %)	20.6	18.7	19.2	17.4

Electricity Generation

Electricity generation represents the actual amount of power generated by our solar power plants over the reporting period and is the product of reporting period plant load factor and the average megawatts operating. This is a measure of the periodic performance of our solar power plants.

	Fiscal Year Ended March 31,		Nine Months Ended December 31,
	2014	2015	2014	2015
Electricity Generation (kilowatt hours in millions)	97	128	86	254

Financial Metrics

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) loss (income) on foreign currency exchange. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by our management for internal reporting and planning purposes, including aspects of our consolidated operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•

it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt; it does not reflect payments made or future requirements for income taxes; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net loss to Adjusted EBITDA:

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2014	2015		2014	2015
	Rs.	Rs.	US$	Rs.	Rs.	US$
	(in thousands)
Net loss	(775,430)	(1,088,590)	(16,446)	(884,930)	(1,061,400)	(16,035)
Income tax expense/(benefit)	15,847	253,112	3,824	205,804	89,427	1,351
Interest expense, net	520,219	831,790	12,567	563,928	1,389,289	20,989
Depreciation and amortization	252,352	322,430	4,871	218,016	495,647	7,488
Loss on foreign currency exchange	580,566	299,628	4,527	368,631	337,112	5,093

Adjusted EBITDA	593,554	618,370	9,343	471,449	1,250,075	18,886

Project Cost per Megawatt Operating

Project cost per megawatt operating consists of solar photovoltaic panels, inverters, balance of plant equipment, land or leasehold land, capitalizable financing, and installation costs incurred for operating one megawatt of new solar power plant capacity during the reporting period. It is an indicator of our strong engineering, procurement and construction capabilities, market cost of material and our ability to procure such material at competitive prices. A reduction in project cost per megawatt helps reduce the cost of power and thereby improves our ability to win new projects. The project cost per megawatt operating for the fiscal years ended March 31, 2014 and 2015 and the nine months ended December 31, 2014 and 2015 was Rs. 78.2 million and Rs. 60.5 million (US$0.91 million) and Rs. 58.4 (US$0.9)and Rs. 60.2 million (US$0.9 million) respectively. The decrease in cost was minimal primarily on account of domestic content projects (Rajasthan 3.1, 3.2 and 4), which are more costly to build, becoming commissioned during the year. Further, viability gap funding, or VGF, attributable to Rajasthan 3.1, 3.2, 3.3 and 4 projects (Rs. 1,924 million in total) is amortized as power sale revenue over the project life of 25 years. In addition, we have purchased more freehold land for projects during the nine months ended December 31, 2015 and have installed increased DC capacity in order to increase our yield as compared to projects in fiscal year ended March 31, 2015. While we expect project cost to decline during fiscal year 2017, we expect that the decline in project cost will be significantly less than in prior years.

Nominal Contracted Payments

Our PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, we include those PPAs for projects that are operating or committed. To calculate the nominal contracted payments, we multiply the contract price per kilowatt hour as per the respective PPA by the estimated annual energy output for the remaining life of the PPA period. In estimating the nominal contracted payments, we multiply the PPA contract price per kilowatt hour by the estimated annual energy output for all solar projects committed and operating as of the reporting date. The estimated annual energy output of our solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain metrological data, including the temperature, wind speed and solar radiation based on the project location.

The calculation of the estimated annual energy output also takes into account the total rated capacity of all the solar panels to be installed for the remaining life of the PPA, net of the annual estimated decrease in rated capacity based on technology installed. The decrease in rated capacity includes various losses caused by soiling, temperature changes, inverter and transformer inefficiency, incidence angle, wire, shading and mismatch losses. The technology used for each project is assessed based on geographical conditions of the project, cost economics and the availability of such technology for construction. We assume an annual decrease in rated capacity ranging from 0.5% to 0.7% depending on the technology used, which is based on the specifications given by the manufacturer of the solar panels.

If we were to receive government grants under any PPA, such grants would be included as nominal contracted payments in the period when received. We account for VGF as income-type government grant. The proceeds received from VGF grants upon fulfillment of certain conditions are initially recorded as deferred revenue. This deferred VGF revenue is recognized as sale of power in proportion to (x) the actual sale of solar energy kilowatts during the period to (y) the total estimated sale of solar energy kilowatts during the tenure of the applicable PPA (as described in Note 2(r) to our consolidated financial statements) pursuant to our revenue recognition policy.

Nominal contracted payments is a forward-looking number, and we use judgment in developing the assumptions used to calculate it. Those assumptions may not prove to be accurate over time. Underperformance of the solar power plants, payment defaults by our customers or other factors described under the heading “Risk Factors” could cause our actual results to differ materially from our calculation of nominal contracted payments.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of March 31,			As of December 31,
	2014	2015		2014	2015
	Rs.	Rs.	US$	Rs.	Rs.	US$
	(In thousands)
Nominal contracted payments	61,883,812	124,714,183	1,884,185	71,431,271	206,588,831	3,121,149

Nominal contracted payments increased from March 31, 2015 to December 31, 2015 as a result of entering into additional PPAs. Over time, we have seen a trend towards a decline in the Central Electricity Regulatory Commission benchmark tariff for solar power procurement. For fiscal year 2011, the Central Electricity Regulatory Commission benchmark tariff for solar power procurement was Rs. 17.91 per kilowatt hour. It was reduced to Rs. 10.39 per kilowatt hour for fiscal year 2013, which was further reduced to Rs. 7.72 per kilowatt hour for fiscal year 2015. The overall trend of solar power tariffs is that the tariffs are declining in line with the solar module prices.

Portfolio Run-Rate

Portfolio run-rate equals our annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting date. In estimating the portfolio run-rate, we multiply the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of our solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain metrological data, including the temperature, wind speed and solar radiation based on the project location. The calculation of the estimated annual energy output also takes into account the total rated capacity of all the solar panels to be installed for the remaining life of the PPA, net of the annual estimated decrease in rated capacity based on technology installed. The decrease in rated capacity includes various losses caused by soiling, temperature changes, inverter and transformer inefficiency, incidence angle, wire, shading and mismatch losses.

Portfolio run-rate is a forward-looking number, and we use judgment in developing the assumptions used to calculate it. Those assumptions may not prove to be accurate over time. Underperformance of the solar power plants or other factors described under the heading “Risk Factors” could cause our actual results to differ materially from our calculation of portfolio run-rate.

The following table sets forth, with respect to our PPAs, the aggregate portfolio run-rate as of the reporting dates. The portfolio run-rate has not been discounted to arrive at the present value.

	As of March 31,			As of December 31,
	2014	2015		2014	2015
	Rs.	Rs.	US$	Rs.	Rs.	US$
	(In thousands)
Portfolio Run-Rate	2,403,776	5,414,348	81,800	3,322,615	9,208,299	139,119

Portfolio run-rate increased from March 31, 2015 to December 31, 2015 as a result of the increase in operational and committed capacity during the period.

Components of Results of Operations

Operating Revenue

Operating revenue consists of solar energy sold to customers under long term PPAs, which generally have a term of 25 years. We have one customer for each solar power plant. Our customers are power distribution companies and to a lesser extent commercial enterprises.

We recognize revenue on a monthly basis based on the solar energy kilowatts actually supplied to our customers multiplied by the rate per kilowatt hour agreed to in the respective PPA. The solar energy kilowatts hours supplied during a month are validated by the customer prior to our billing and recognition of revenue.

Where PPAs include scheduled price changes, revenue is recognized by applying the average rate to the energy output estimated over the term of the PPA. We estimate the total kilowatt hour units expected to be generated annually during the tenure of PPA using budgeted plant load factors, rated capacity of the project and annual estimated decrease in rated capability of solar panels. The contractual rates are applied to this annual estimate to determine the total estimated revenue over the term of the PPA. We then use the total estimated revenue and the total estimated kilowatt hours to compute the average rate used to record revenue on the actual energy output supplied. We compare the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, we reassess the energy output estimated over the remaining term of the PPA and adjust the revenue recognized and deferred to date. Through December 31, 2015, the adjustments have not been significant. The difference between the actual billing and revenue recognized is recorded as deferred revenue.

We recognize revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, the electricity is delivered and collectability is reasonably assured. Revenue from sale of power is recorded net of discounts which to date have not been significant.

Cost of Operations (Exclusive of Depreciation and Amortization)

Our cost of operations primarily consists of expenses pertaining to operations and maintenance of our solar power plants. These expenses include payroll and related costs for maintenance staff, plant maintenance, insurance, and, if applicable, lease costs.

General and Administrative Expenses

Our general and administrative expenses include payroll and related costs for corporate, finance and other support staff, including bonus and share based compensation expense, professional fees and other corporate expenses. We anticipate that we will incur additional general and administrative costs, including headcount and expansion related costs, to support the growth in our business as well as additional costs of being a public reporting company.

Depreciation and Amortization

Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of our solar power plants and other assets. Leasehold improvements related to solar power plants are amortized over the shorter of the lease term or the underlying period of the PPA for that particular solar power plant. Leasehold improvements related to office facilities are amortized over the shorter of the lease period or the estimated useful life. Freehold land is not depreciated. Construction in progress is not depreciated until such projects are commissioned.

Interest Expense, Net

Interest expense, net consists of interest incurred on term loans for projects under our fixed and variable rate financing arrangements and compulsorily convertible debentures. It also includes the deemed interest expense which is payable in the form of a guaranteed return on the compulsorily convertible debentures and the Series E and Series G compulsorily convertible preferred shares, which is classified as a liability. Interest expense also includes bank fees and other borrowing costs, which are typically amortized over the life of the loan using the effective interest rate method. Interest expense is presented net of capitalized financing costs and interest income earned from bank deposits. Interest incurred in connection with a project that has been commissioned is expensed while interest incurred prior to commissioning is capitalized.

Loss on Foreign Currency Exchange

We are exposed to movements in currency exchange rates, particularly to changes in exchange rates between U.S. dollars and Indian rupees. While our functional currency is the U.S. dollar, the functional currency of AZI is Indian rupees and a portion of AZI’s borrowings from financial institutions are denominated in U.S. dollars. Foreign exchange loss includes the unrealized and realized loss from foreign currency fluctuations on our non-functional currency denominated borrowings.

We also enter into foreign currency option contracts to mitigate and manage the risk of changes in foreign exchange rates on our borrowings denominated in currencies other than our functional currency. These hedges do not qualify as cash flow hedges under Accounting Standards Codification, or ASC, Topic 815, “Derivatives and Hedging.” Changes in the fair value of these option contracts are recognized in the consolidated statements of operations and are included in loss on foreign currency exchange.

Income Tax Expense

Our income tax expense consists of current and deferred income tax as per applicable jurisdictions in Mauritius, India and the United States. Income tax for our current and prior periods is measured at the amount expected to be recovered from or paid to taxation authorities based on our taxable income or loss for that period.

Deferred income taxes and changes in related valuation allowance, if any, reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Internal Control over Financial Reporting

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an emerging growth company pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We may adopt new or revised accounting standards on the relevant dates on which adoption of such standard is required. However, we are choosing to “opt in” to such extended transition period election under Section 107(b) of the JOBS Act. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.

Prior to this offering, we have been a private company preparing our financial statements in accordance with Indian accounting standards and are reporting under GAAP for the first time. We have limited accounting personnel, other resources and tools with adequate GAAP and SEC reporting knowledge with which to address our internal controls and procedures over financial reporting. In the course of the preparation of our consolidated financial statements as of and for each of the two years ended March 31, 2015, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release Nos. 33-8810; 34-55929; FR 77, 6/27/2007, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is a deficiency in our financial statement closing process resulting from the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of GAAP and SEC reporting requirements to properly address complex GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill GAAP and SEC financial reporting requirements.

To address the material weakness identified, we have taken and are planning to take a number of measures, including (i) hiring additional accounting personnel with experience in GAAP and SEC reporting requirements; (ii) providing regular training on an ongoing basis to our accounting personnel that covers a broad range of accounting and financial reporting topics; (iii) developing and applying a comprehensive manual with detailed guidance on accounting policies and procedures as well as procedures for maintenance and retention of accounting and financial records; and (iv) forming an independent audit committee which consists of independent directors, one of them being a “financial expert” to review our GAAP financial statements and key accounting positions taken until we have sufficient knowledgeable personnel on staff. We have already appointed an independent director who is a financial expert with extensive experience in GAAP and SEC reporting matters. However, the implementation of these measures may not fully remediate the material weakness in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors—Risks Related to Our Business and Industry—In the course of preparing our consolidated financial statements, we have identified a material weakness and other control deficiencies in our internal control over financial reporting, which, as of the date of this prospectus, have not been remediated. If we fail to achieve an effective system of internal control over financial reporting, we may be unable to accurately report our financial results and investor confidence in our company and the market price of the equity shares may be adversely affected.”

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. We have identified certain accounting policies that we believe are the most critical to the presentation of our consolidated financial information over a period of time. These accounting policies may require our management to take decisions on subjective and/or complex matters relating to reported amounts of assets, liabilities, revenue, costs, expenses and related disclosures. These would further lead us to estimate the effect of matters that may inherently be uncertain.

The judgment on such estimates and underlying assumptions is based on our experience, historical trends, understanding of the business, industry and various other factors that we believe are reasonable under the circumstances. These form the basis of our judgment on matters that may not be apparent from other available sources of information. In many instances changes in the accounting estimates are likely to occur from period-to-period. Actual results may differ from the estimates. The future financial statement presentation, financial condition, results of operations and cash flows may be affected to the extent that the actual results differ materially from our estimates.

Our significant accounting policies are summarized in Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this prospectus. Our various critical accounting policies and estimates are discussed in the following paragraphs.

Income Taxes

Income tax expense consists of (i) current income tax expense arising from income from operations (ii) deferred income tax expense/(benefit) arising from temporary differences and (iii) income tax expense/(benefits) as a result of certain intercompany transactions.

We use the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the difference between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The tax rates on reversal of temporary differences might be different from the tax rates used for creation of the respective deferred tax assets/liabilities.

As of March 31, 2014 and 2015, we had gross deferred tax assets of Rs. 140.8 million and Rs. 77.8 million (US$1.2 million), respectively, and gross deferred tax liabilities of Rs. 110.3 million and Rs. 169.5 million (US$2.6 million), respectively. As of December 31, 2015, we had gross deferred tax assets of Rs. 683.1 million (US$10.3 million), and gross deferred tax liabilities of Rs. 811.9 million (US$12.3 million).

We apply a two-step approach to recognize and measure uncertainty in income taxes in accordance with the Financial Accounting Standards Board, or FASB, Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of ASC Topic 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. We re-evaluate these uncertain tax positions on an annual basis. This evaluation is based on factors including changes in facts or circumstances, changes in tax law and effectively settled issues under tax-audit. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision in the relevant period. As of March 31, 2014 and 2015 and as of December 31, 2015, we did not have any material uncertain tax positions.

We establish valuation allowances against our deferred tax assets when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

A portion of our Indian operations qualifies for tax holiday related to their operating income attributable to undertakings, as defined, in operating solar power plants under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of fifteen years beginning from the year in which the undertaking first generates power (referred to as the Tax Holiday period). We assess the election of the Tax Holiday period on an annual basis for each of our undertakings. We believe these undertakings will generate higher taxable profits due to lower interest cost as debt balances are paid down in the later years of operations and therefore we plan to defer the Tax Holiday election to later years in order to maximize the benefits. As of December 31, 2015, we have not started claiming any tax holiday benefits for any of our undertakings. Deferred tax assets are recognized to the extent probable of realization outside the anticipated Tax Holiday period. For example, if we choose years six through 15 as the tax holiday period, we recognize deferred tax assets only to the extent that they will be realized either in years one through five or from year 16 onwards. As a result, all temporary differences do not result in creation of a deferred tax asset or liability.

AZI and a subsidiary provide EPC services to other group subsidiaries and as a result incur income taxes on profits from the services provided. The services provided to the group subsidiaries are in the nature of capitalizable costs and are therefore capitalized as part of property, plant and equipment in the standalone financial statements of such subsidiaries. However, these capitalized costs are eliminated for the purposes of the consolidated financial statements. The costs capitalized in the standalone financial statements are however eligible for income tax deductions in the tax records of the respective group subsidiaries. We recognize a portion of income taxes incurred by AZI and the subsidiary providing such services as prepaid income taxes to the extent we will be able to realize the benefit derived from tax deductions availed by the other subsidiaries. We assess that the probability of realizing the benefit on an annual basis and its recognition is limited to the extent probable of realization outside of the anticipated Tax Holiday period. Our estimate is that such benefit is limited to approximately 30% to 55% of the tax expense incurred by AZI and the subsidiary. Prepaid income taxes are expensed in the statement of operations in the period the benefit is actually realized by the other group subsidiaries. As a result, while all the profits on inter-company transactions are eliminated during consolidation, it does not result in complete reversal of tax expense on such inter-company transactions. Accordingly, while we have never been profitable, we report income tax expenses that fluctuate over the period.

Share Based Compensation

In connection with this offering, the stock options granted to the employees have been cancelled at the AZI level and reissued at the Azure Power Global Limited level. For cancellation of the AZI plan, no additional considerations were paid or received from employees. There were no change in the Azure Power Global Limited plan of the employees in the plan, the number of options granted to the employees or the exercise price. The options under the Azure Power Global Limited plan were considered as immediate vesting, except for four of the employees.

We account for share options granted to our employees in accordance with ASC Topic 718 — Stock Compensation. Under the fair value recognition provision of such guidance, compensation for share options granted is measured at the grant date, based on the fair value of the options, and is recognized as expense over the vesting period of the option.

Share based compensation expense is recorded net of estimated forfeitures in our consolidated statement of operations under general and administrative expenses and is recorded for only those share options that we expect to vest. These share options have been granted to the employees who are in the corporate or finance department and to other support staffs. We estimate the forfeiture rate based on historical forfeitures of share options and adjust the rate to reflect changes in facts and circumstances. We revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates.

Determining the fair value of share options requires significant judgment. We estimated the fair value of our share options using the Black-Scholes valuation model for awards with service vesting conditions and the Lattice valuation model for awards vesting based on achievement of market conditions. These models require inputs such as the fair value of our equity shares, risk-free interest rate, expected dividend yield, expected term and expected volatility and we have applied these inputs in determining the fair value of the share options as follows:

•	Fair value of our equity shares — as our equity shares are not publicly traded, we have valued our business on the date of each option grant.

•

Risk free interest rate — the risk free interest rate is based on the yield on a treasury bond issued by the Indian government on the grant date with the tenor matching the remaining term of the share options.

•

Expected dividend yield — we have never declared or paid any cash dividends on our equity shares and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

•	Expected term — the expected term was estimated based on the average between the vesting period and the plan term. Our share option plan expires on July 20, 2025.

•

Expected volatility — as we do not have a trading history for our equity shares, the expected volatility for our equity shares was estimated by taking the average historical price volatility for companies with similar lines of business based on the price fluctuations of their shares over a period equivalent to the expected term of the share options granted. Companies with similar lines of business consist of several public companies similar in size, which are engaged in similar business sectors in India and worldwide. We have considered a three year average to be a reasonable estimate of volatility for the purpose of valuation. The volatility is unlevered and then re-levered to adjust for our capital structure. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own equity share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

The following table presents the assumptions used to estimate the fair value of options granted during the periods presented:

	Fiscal Year Ended March 31,		Nine Months Ended December 31,
	2014	2015	2014	2015
Expected term (in years)	2.61-4.70	2.09-3.84	2.09	5.0-6.8
Expected volatility	43.9%-45.6%	31.2%-42.3%	42.30%	37.2%-41.6%
Risk-free interest rate	7.51%-7.68%	7.69%-8.34%	8.34%	7.60%-8.08%

Share based compensation included in general and administrative expenses totaled Rs. 4.4 million and Rs. 7.4 million (US$0.1 million), Rs. 5.3 million and Rs. 49.4 million (US$0.7 million) for the fiscal years ended March 31, 2014 and 2015 and the nine months ended December 31, 2014 and 2015, respectively. As of December 31, 2015, we had Rs. 0.7 million (US$0.01 million) of unrecognized compensation expense which will be recognized over the remaining weighted average vesting period of one year.

Results of Operations

Azure Power Global Limited’s functional currency is the U.S. dollar and reporting currency is the Indian rupee. Solely for the convenience of the reader, we have translated the financial information for the fiscal year ended March 31, 2015 and the nine months ended December 31, 2015 into U.S. dollars. The rate used for this translation is Rs. 66.19 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. dollar currencies as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015, which is the date of our last reported financial statements. No representation is made that the Indian rupee amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate.

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2014	2015		2014	2015
	Rs.	Rs.	US$	Rs.	Rs.	US$
	(In thousands)
Consolidated Statement of Operations Data:
Operating revenue:
Sale of power	881,345	1,124,138	16,984	767,362	1,858,911	28,084
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	52,491	79,816	1,206	54,029	127,308	1,923
General and administrative expenses	235,300	425,952	6,435	241,884	481,528	7,275
Depreciation and amortization	252,352	322,430	4,871	218,016	495,647	7,488

Total operating cost and expenses	540,143	828,198	12,512	513,929	1,104,483	16,686

Operating income	341,202	295,940	4,472	253,433	754,428	11,398
Other expense:
Interest expense, net	520,219	831,790	12,567	563,928	1,389,289	20,989
Loss on foreign currency exchange	580,566	299,628	4,527	368,631	337,112	5,093

Total other expenses	1,100,785	1,131,418	17,094	932,559	1,726,401	26,082

Loss before income taxes	(759,583)	(835,478)	(12,622)	(679,126)	(971,973)	(14,684)
Income tax expense	(15,847)	(253,112)	(3,824)	(205,804)	(89,427)	(1,351)

Net loss	(775,430)	(1,088,590)	(16,446)	(884,930)	(1,061,400)	(16,035)
Net loss attributable to non-controlling interest	(26,935)	(5,595)	(85)	(5,311)	(8,633)	(130)

Net loss attributable to APGL	(748,495)	(1,082,995)	(16,361)	(879,619)	(1,052,767)	(15,905)
Accretion on Mezzanine CCPS	(366,552)	(755,207)	(11,410)	(494,927)	(1,076,087)	(16,258)

Accretion to redeemable non-controlling interest	—	—	—	—	(18,837)	(285)
Net loss attributable to APGL equity shareholders	(1,115,047)	(1,838,202)	(27,771)	(1,374,546)	(2,147,691)	(32,448)

Nine Months Ended December 31, 2015 Compared to Nine Months Ended December 31, 2014

Operating Revenue

Operating revenues during the nine months ended December 31, 2015 increased by Rs. 1,091.5 million, or 142%, to Rs. 1,858.9 million (US$28.1 million) compared to the same period in 2014. The principal reason for the increase in revenue during the nine months ended December 31, 2015 was the operation of the Uttar Pradesh 1, Punjab 2 and Karnataka 1 solar power projects, which commenced operations in the fourth quarter of fiscal year 2015 and contributed incremental operating revenue of Rs. 92.0 million, Rs. 216.3 million and Rs. 85.8 million, respectively, and the operation of the Rajasthan 3.1, 3.2, and 3.3 solar power projects and Chhattisgarh 1 project, which commenced operations in the first quarter of fiscal year 2016, and contributed incremental operating revenue of Rs. 112.4 million, Rs. 233.8 million and Rs. 243.1 million and 125.5 million, respectively.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during the nine months ended December 31, 2015 increased by Rs. 73.3 million, or 136%, to Rs. 127.3 million (US$1.9 million) compared to the same period in 2014. The increase was primarily due to increase in plant maintenance cost related to newly operational projects by Rs. 66.9 million and an increase in leasehold rent of Rs. 6.4 million primarily resulting from increased leased land in connection with our projects during the nine months ended December 31, 2015.

General and Administrative Expenses

General and administrative expenses during the nine months ended December 31, 2015 increased by Rs. 239.6 million, or 99%, to Rs. 481.5 million (US$7.3 million) compared to the same period in 2014. This was primarily due to increased professional expenses of Rs. 114.9 million, which related to professional fees paid for raising capital and expenses in connection with this offering that have not been deferred, travel and business development expenses for new solar power projects of Rs. 3.5 million, payroll cost of Rs. 92.9 million, which primarily resulted from new hiring and modification of the stock option plan and increased overheads of Rs. 28.4 million which primarily resulted from office rent and related infrastructure costs as the scale of our business has expanded.

Depreciation and Amortization

Depreciation and amortization expenses during the nine months ended December 31, 2015 increased by Rs. 277.6 million, or 127%, to Rs. 495.6 million (US$7.5 million) compared to the same period in 2014. The principal reason for the increase in depreciation was the capitalization of the Punjab 2.1, 2.2 and 2.3 projects, which commenced operation in phases from September 2014 through October 2014 and accounted for additional depreciation of Rs. 38.9 million, Uttar Pradesh 1 and Karnataka 1 projects, which commenced operation in January 2015 and accounted for additional depreciation of Rs. 35.2 million, Rajasthan 3.1, 3.2 and 3.3 solar power projects, which commenced operation in phases from April 2015 through May 2015 and resulted in additional depreciation of Rs. 162.37 million and Chhattisgarh 1.1, 1.2 and 1.3 solar power projects, which commenced operation in phases from May 2015 through August 2015 and resulted in additional depreciation of Rs. 32.8 million.

Interest Expense, Net

Net interest expense during the nine months ended December 31, 2015 increased by Rs. 825.4 million, or 146%, to Rs. 1,389.3 million (US$21.0 million) compared to the same period in 2014.

Interest expense during the nine months ended December 31, 2015 increased by Rs. 900.7 million, or 132%, to Rs. 1,582.5 million (US$23.9 million). Interest expense increased primarily as a result of Rs 733.0 million on borrowings for the Punjab 2, Uttar Pradesh 1 and Karnataka 1 solar power projects operating during the nine months ended December 31, 2015 and Rajasthan 3 and Chhattisgarh 1 solar power project operating in phases starting from April 2015 and Rs. 121.9 million due to the change in the fair value of compulsorily convertible instruments.

Interest income during the nine months ended December 31, 2015 increased by Rs. 74 or 63%, to Rs. 193.2 million (US$2.9 million) compared to the same period in 2014 primarily as a result of an increase in income on term deposits placed during the period of Rs. 51.4 million and increase in gain on sale of short term investments by Rs. 24.0 million.

Loss on Foreign Currency Exchange

Foreign exchange loss during the nine months ended December 31, 2015 decreased by Rs. 31.5 million to Rs. 337.1 million (US$5.1 million) compared to the same period in 2014.

The closing exchange rate of Indian rupees depreciated against the U.S. dollar from Rs. 63.3 to US$1.00 as of December 31, 2014 to Rs. 66.3 to US$1.00 as of December 31, 2015. This depreciation of the Indian rupee resulted in an increase in unrealized foreign exchange losses of Rs. 25.7 million on our foreign denominated debt and decrease in unrealized foreign exchange gain of Rs. 11.2 million on our foreign currency option contracts. These foreign exchange losses were partially offset by an increase in realized gain of Rs. 40.1 million on our foreign denominated debt and decrease in realized loss of Rs. 28.3 million respectively on our foreign currency option contracts.

Income Tax Expense

Income tax expense decreased during the nine months ended December 31, 2015 by Rs. 116.4 million to Rs. 89.4 million (US$1.4 million), compared to the same period in 2014. Our effective income tax rate for the nine months ended December 31, 2015 was 9.2% as compared to an expense of 30.3% for the same period in 2014. The decrease in income tax expense and the effective tax rate in the nine months ended December 31, 2015 was a result of lower taxable profits generated by AZI in the current period which provides certain engineering, procurement and construction services to its Indian subsidiaries. We pay taxes on taxable profits at the individual entity level, in accordance with the tax rates in the relevant jurisdictions. While at the consolidated level, we have never been profitable, AZI and certain Indian and non-Indian subsidiaries at the individual entity level have generated taxable profits. These taxable profits result from services provided by these entities to other subsidiaries and are taxed at the applicable tax rates in the jurisdiction of the entity providing the services. These inter-company transactions and profits are eliminated during consolidation, while the related income tax expense is not eliminated. Furthermore, a portion of our Indian operations qualifies for a tax holiday related to their operating income attributable to undertakings, as defined, in operating solar power plants under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of 15 years beginning from the year in which the undertaking first generates power (referred to as the tax holiday period). We anticipate that we will claim the aforesaid deduction in the last ten years out of 15 years beginning with the year in which we generate power and when we have taxable income. Accordingly, our current operations are taxable at the normally applicable tax rates. Due to the tax holiday period, a substantial portion of the temporary differences between the book and tax basis of our assets and liabilities do not have any tax consequences as they are expected to reverse within the tax holiday period.

The change in our income tax expense was largely attributable to a decrease in our domestic deferred tax expense on account of lower taxable profits generated by AZI. During the nine months ended December 31, 2015, we recorded a domestic deferred tax expense of Rs. 58.9 million, whereas for the nine months ended December 31, 2014, we recorded a domestic deferred tax benefit of. Rs. 71.9 million. The primary reason for the change in the level of domestic deferred tax benefit was due to creation of deferred tax asset on account of accelerated depreciation benefit for AZI, which would become realized by way of reduction in the tax outflow in future years.

Year Ended March 31, 2015 Compared to Year Ended March 31, 2014

Operating Revenue

Operating revenue during the year ended March 31, 2015 increased by Rs. 242.8 million, or 28%, to Rs. 1,124.1 million (US$17.0 million) compared to the same period in 2014. The principal reasons for the increase in operating revenue were the operation of the Punjab 2.1, 2.2 and 2.3 solar power projects, which commenced operations in phases from September 2014 through October 2014 and contributed operating revenue of Rs. 168.1 million in fiscal year 2015; the operation of the Uttar Pradesh 1 and Karnataka 1 solar power projects, which commenced operations in the fourth quarter of fiscal year 2015 and contributed operating revenue of Rs. 22.9 million and Rs. 30.7 million, respectively, in fiscal year 2015; and a Rs. 13.1 million increase in revenue from the Gujarat rooftop solar power project primarily resulting from a full period of operations. We expect revenue will increase in fiscal year 2016 as projects under construction become operational.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during the year ended March 31, 2015 increased by Rs. 27.3 million, or 52%, to Rs. 79.8 million (US$1.2 million) compared to the same period in 2014. The increase was primarily due to an increase in leasehold rent of Rs. 19.4 million, which resulted from increased leased land in connection with our projects and increased plant maintenance costs of Rs. 7.4 million resulting from new plants that commenced operations during fiscal years 2014 and 2015 and increased maintenance costs at existing plants.

General and Administrative Expenses

General and administrative expenses during the year ended March 31, 2015 increased by Rs. 190.7 million, or 81%, to Rs. 426.0 million (US$6.4 million) compared to the same period in 2014. This was primarily due to increased professional expenses of Rs. 71.1 million, which primarily related to professional fees paid for raising capital and expenses in connection with this offering, which have not been deferred; travel and business development expenses for new solar power projects of Rs. 57.0 million; payroll cost of Rs. 28.8 million, which primarily resulted from new hiring; and office rent and related infrastructure costs of Rs 33.5 million as the scale of our business has expanded. General and administrative expenses as a percentage of sales increased during the year ended March 31, 2015 compared to the same period in 2014 primarily due to expenses incurred during the year in connection with this offering.

Depreciation and Amortization

Depreciation and amortization expenses during the year ended March 31, 2015 increased by Rs. 70.1 million, or 28%, to Rs. 322.4 million (US$4.9 million) compared to the same period in 2014. The principal reason for the increase in depreciation was the capitalization of the Punjab 2.1, 2.2 and 2.3 projects, which commenced operations in phases from September 2014 through October 2014 and accounted for depreciation of Rs. 39.1 million in fiscal year 2015; the Karnataka 1 project, which commenced operations in the first quarter of fiscal year 2015 and accounted for depreciation of Rs. 5.5 million in fiscal year 2015; and the Uttar Pradesh 1 project, which commenced operations in the first quarter of fiscal year 2015 and accounted for depreciation of Rs. 4.5 million for fiscal year 2015. In addition, depreciation attributable to the Rajasthan 2 project increased Rs. 13.3 million compared to fiscal year 2014 and depreciation attributable to new commercial rooftop solar power projects increased Rs. 8.7 million compared to fiscal year 2014 due to a full period of operations.

Interest Expense, Net

Net interest expense during the year ended March 31, 2015 increased by Rs. 311.6 million, or 60%, to Rs. 831.8 million (US$12.6 million) compared to the same period in 2014.

Interest expense increased by Rs. 354.5 million, or 55%, to Rs. 999.6 million (US$15.1 million) compared to the same period in 2014. Interest expense increased primarily as a result of an increase of Rs. 282.3 million on project term loans principally for borrowings related to the Punjab 2.1, 2.2 and 2.3 projects, which commenced operations in phases from September 2014 through October 2014, the Uttar Pradesh 1 and Karnataka 1 projects, which commenced operations in the fourth quarter of fiscal year 2015, the Gujarat rooftop project, which commenced operations in the last quarter of fiscal year 2014, and other commercial rooftop solar power projects that were commissioned during fiscal 2015. In addition, interest expense increased as a result of a Rs. 19.3 million increase in bank charges primarily in connection with new borrowings and a Rs. 52.9 million increase in the fair value of compulsorily convertible instruments.

Interest income increased by Rs. 42.9 million, or 34%, to Rs. 167.8 million (US$2.6 million) for fiscal year 2015, compared to fiscal year 2014. The principal reason for the increase was interest earned on surplus funds invested in money market investments as our funds on deposit increased, in addition to gains from the sale of short term investments.

Loss on Foreign Currency Exchange

Foreign exchange loss for fiscal year 2015 decreased by Rs. 280.9 million, or 48%, to Rs. 299.6 million (US$4.5 million) compared to the same period in 2014. The Indian rupee depreciated against the U.S. dollar from Rs. 60.1 to US$1.00 as of March 31, 2014 to Rs. 62.6 to US$1.00 as of March 31, 2015. This depreciation of the Indian rupee resulted in an increase in realized and unrealized foreign exchange losses of Rs. 42.3 million and Rs. 240.7 million, respectively, on our foreign currency denominated debt. These foreign exchange losses were partially offset by an increase in realized and unrealized gains of Rs. 93.9 million and Rs. 7.3 million, respectively, on our foreign currency option contracts.

Income Tax Expense

Income tax expense increased during the year ended March 31, 2015 by Rs. 237.3 million to Rs. 253.1 million (US$3.8 million), compared to the same period in 2014.

Our effective income tax rate for the year ended March 31, 2015 was 30.3% as compared to 2% for the same period in 2014. The increase in income tax expense and the effective tax rate in fiscal year 2015 was a result of higher taxable profits generated by AZI, which provides certain engineering, procurement and construction services to our Indian subsidiaries. During the year ended March 31, 2015, AZI generated taxable profits of Rs. 976.4 million and reported tax expenses of Rs. 334.9 million (an effective tax rate of 34%), whereas in the previous year, AZI had taxable losses of Rs. 260.6 million and had not reported any tax expense. The increase in taxable profits generated by AZI reflected the higher amount of services provided by them to our Indian subsidiaries in the year ended March 31, 2015, which was reflective of the different level of solar power plant construction in each of the years.

We pay taxes on taxable profits at the individual entity level, in accordance with the tax rates in the relevant jurisdictions. While at the consolidated level, we have never been profitable, AZI and certain Indian and non-Indian subsidiaries at the individual entity level have generated taxable profits. These taxable profits result from services provided by these entities to other subsidiaries and are taxed at the applicable tax rates in the jurisdiction of the entity providing the services. These inter-company transactions and profits are eliminated during consolidation, while the related income tax expense is not eliminated. Furthermore, a portion of our Indian operations qualifies for a tax holiday related to their operating income attributable to undertakings, as defined, in operating solar power plants under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of 15 years beginning from the year in which the undertaking first generates power (referred to as the Tax Holiday period). We anticipate that we will claim the aforesaid deduction in the last ten years out of 15 years beginning with the year in which we generate power and when we have taxable income. Accordingly, our current operations are taxable at the normally applicable tax rates. Due to the Tax Holiday period, a substantial portion of the temporary differences between the book and tax basis of our assets and liabilities do not have any tax consequences as they are expected to reverse within the Tax Holiday period.

The income tax expense and the effective tax rate for the non-Indian subsidiaries decreased for the year ended March 31, 2015 which was a result of the substantially lower level of taxable profits generated by our non-Indian subsidiaries, which provide certain engineering, procurement and construction services to our Indian subsidiaries. During the year ended March 31, 2015, these non-Indian subsidiaries generated taxable loss of Rs. 12 million and nil tax expense, whereas in the previous year, the non-Indian subsidiaries had taxable profits of Rs. 4.4 million and reported tax expenses of Rs. 1.5 million (an effective tax rate of 33%).

The remaining change in our income tax expense was largely attributable to a decrease in our domestic deferred tax expense. During the year ended March 31, 2015, we recorded a domestic deferred tax expense of Rs. 61.1 million, whereas for year ended March 31, 2014, we recorded a domestic deferred tax benefit of Rs. 19 million. The primary reason for the change in the level of domestic deferred tax benefit was due to an increase in prepaid taxes on inter-company transactions and the reversal of the valuation allowance on brought forward losses. During the year ended March 31, 2015, AZI was awarded EPC contracts by certain subsidiaries and these carry forward losses were utilized. Accordingly as of March 31, 2015, we did not have any carry forward losses requiring a valuation allowance.

Our domestic and foreign tax expenses are further described in Note 11 — Income Taxes to our consolidated financial statements included elsewhere in this prospectus.

Liquidity and Capital Resources

Azure Power Global Limited does not generate cash from operations in order to fund its expenses. Restrictions on the ability of our subsidiaries to pay us cash dividends as a result of certain regulatory and contractual restrictions may make it impracticable to use such dividends as a means of funding the expenses of Azure Power Global Limited. For a further discussion on our ability to issue and receive dividends, see “Dividend Policy.”

Our principal liquidity requirements are to finance current operations, service our debt and support our growth. We will continue to use capital in the future to finance the construction of solar power plants. Historically, our operations largely relied on project-level long term borrowings, proceeds from issuance of compulsorily convertible preferred shares and compulsorily convertible debentures, and internally generated cash flows to meet capital expenditure requirements. As a normal part of our business and depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated electricity sales, increased expenses or other events may cause us to seek additional debt or financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations, additional covenants and operating restrictions. Future financings could result in the dilution of our existing shareholding. In addition, any of the items discussed in detail under “Risk Factors” elsewhere in this prospectus may also significantly impact our liquidity.

Liquidity Position

We believe that, following the completion of this offering, we will have sufficient liquidity available which will include cash and cash equivalents, borrowings arrangements, and cash flows from operations to meet our anticipated required capital expenditures, debt service obligations, working capital requirements, and contingencies for at least the next twelve months.

As of December 31, 2015, our liquid assets totaled Rs. 3,744.5 million (US$56.6 million), which was comprised of cash. As of December 31, 2015, we carried cash and short term investments of Rs. 90.5 million (US$1.4 million) held by our non-Indian subsidiaries, which are not readily available to Azure Power Global Limited.

We also have commitments from financial institutions that we can draw upon in the future upon the achievement of specific funding criteria. As of December 31, 2015, we have such commitments amounting to Rs. 6,958.4 million (US$105.1 million) under project-level financing arrangements. These commitments represent the term loan agreement we entered into with Central Bank of India for our commercial rooftop projects in March 2014, and the term loan agreement we entered into with PTC India Financials Services Limited for Punjab 3.1 and 3.2 projects in September 2015.

We have a term loan from Central Bank of India for the DLF rooftop projects for aggregate principal amounts of Rs. 314.5 million (US$4.8 million), of which Rs. 130.7 million (US$2.0 million) was undrawn as of December 31, 2015. This loan bears interest at 12.5 % and is secured by movable and immovable assets of the project. The term of this loan is 14.5 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

We have a term loan from PTC India Financial Services Limited for the Punjab 3 project for an aggregate principal amount of Rs. 1,370.0 million (US$20.7 million), of which Rs. 137.0 million (US$2.1 million) was undrawn as of December 31, 2015. This loan bears interest at 12.25 % and is secured by movable and immovable assets of the project. The term of this loan is 15 years. Cash distribution from the project can be made after meeting the project expenses and debt service requirements.

We have a term loan from IDBI Bank for the Bihar project for an aggregate principal amount of Rs. 514.5 million (US$7.8 million), which was undrawn as of December 31, 2015. This loan bears interest at 12.50% and is secured by movable and immovable assets of the project. The term of this loan is 15 years. Cash distribution from the project can be made after meeting the project expenses and debt service requirements.

We have a term loan from Indian Renewable Energy Development Agency Ltd. for the Rajasthan 4 project for an aggregate principal amount of Rs. 256.6 million (US$3.9 million), which was undrawn as of December 31, 2015. This loan bears interest at 11.40% and is secured by movable and immovable assets of the project. The term of this loan is 13.5 years. Cash distribution from the project can be made after meeting the project expenses and debt service requirements.

We have a term loan from State Bank of India for the Andhra Pradesh 1 project for an aggregate principal amount of Rs. 2,600.0 million (US$39.3 million), which was undrawn as of December 31, 2015. This loan bears interest at 11.85% and is secured by movable and immovable assets of the project. The term of this loan is 17.75 years. Cash distribution from the project can be made after meeting the project expenses and debt service requirements.

We have a term loan from International Finance Corporation for the Karnataka 3 project for an aggregate principal amount of Rs. 1,993.0 million (US$30.1 million), which was undrawn as of December 31, 2015. This loan bears interest at 11.50% and is secured by movable and immovable assets of the project. The term of this loan is 15 years. Cash distribution from the project can be made after meeting the project expenses and debt service requirements.

We have a term loan from Overseas Private Investment Corporation for rooftop projects for an aggregate principal amount of Rs. 1326.5 million (US$20.0 million), which was undrawn as of December 31, 2015. This loan bears interest at 4.74 % and is secured by movable and immovable assets of the project. The term of this loan is 15 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

Generally, under the terms of the loan agreements entered into by the Company’s project subsidiaries, the project subsidiaries are restricted from paying dividends to AZI if they default in payment of their principal, interest and other amounts due to the lenders under their respective loan agreements. Certain of AZI’s project subsidiaries also may not pay dividends to AZI out of restricted cash.

We are subject to business and operational risks that could adversely affect our cash flows. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

Sources of Liquidity

Our ability to meet our debt service obligations and other capital requirements will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. Our financing arrangements as of December 31, 2015 consisted of compulsorily convertible preferred shares, compulsorily convertible debentures, project financing arrangements and other borrowings.

Compulsorily Convertible Preferred Shares

Through December 31, 2015 we have raised funds totaling Rs. 6,690.0 million (US$101.0 million), net of related costs, through the issuance of Series A to Series H compulsorily convertible preferred shares. Series A to Series D, Series F and Series H compulsorily convertible preferred shares have been classified in temporary equity in our consolidated balance sheet because these preference shareholders have a right to convert their shares into a fixed number of equity shares. Series E and Series G compulsorily convertible preferred shares have been classified as a liability because Series E and Series G preference shareholders have a right to convert their shares into a variable number of equity shares to give them their required returns.

All series of the compulsorily convertible preferred shares are convertible into equity shares either on the respective maturity date or on the occurrence of specific events based on the terms of respective agreements. In addition, the Series A to D, Series F and Series H compulsorily convertible preference shareholders have a right to convert into equity shares at any point from the date of the respective issuance. Upon the completion of this offering, the Series A to D, Series F and Series H compulsorily convertible preference shareholders will be issued a fixed number of equity shares and the Series E and Series G compulsorily convertible preference shareholders will be issued such number of equity shares so as to provide them a required return. The compulsorily convertible preference shareholders have the right to require us to buy-back these compulsorily convertible preferred shares on the non-occurrence of certain contingent events.

Pursuant to our shareholders’ agreement, if we do not undertake a Qualified IPO, as defined by the agreement, on or before February 25, 2016, at any time after that date, the Series A, B, C, D, F and H compulsory convertible preference shareholders have an option at their discretion to require us to buy back the shares held by them. Series A to Series D, Series F and Series H compulsorily convertible preferred shares are collectively referred to as “Mezzanine” compulsorily convertible preferred shares. The buy-back right of these shareholders will be extinguished prior to the initial public offering upon the conversion of these compulsorily convertible preferred shares into equity shares.

The Mezzanine compulsorily convertible preferred shares are being accreted to their buy-back value through February 25, 2016, the earliest buy-back date, on a straight line basis, so that the carrying amount will equal the mandatory redemption at each date.

Unless converted, the term of the Series A compulsorily convertible preferred shares shall be a maximum of 19 years from the date of issue, whereas the terms of the Series B, Series C, Series D , Series F and Series H compulsorily convertible preferred shares shall be a maximum of 20 years from the date of issue. Each of the Series A, Series B, Series D, Series F and Series H compulsorily convertible preferred shares shall be convertible into equity shares at the option of the preference shareholders at a conversion ratio of 1:1. The Series C compulsorily convertible preferred shares shall be convertible into equity shares at the option of the preference shareholders at a conversion ratio of 1:0.3423.

At December 31, 2015, we have classified our Series E and Series G compulsorily convertible preferred shares as a current liability of Rs. 1,361.8 million (US$20.6 million), as these instruments have an earliest redemption date of February 25, 2016 and there are no restrictions in Mauritius on buying back as of December 31, 2015.

Compulsorily Convertible Debentures

Through December 31, 2015 we have raised funds totaling Rs. 1,182.0 million (US$17.9 million), through the issuance of compulsorily convertible debentures at coupon rates ranging from 0% to 10% and maturing on various dates from December 2020 to June 2024. Upon the completion of this offering, the debenture-holders will be issued such number of equity shares so as to provide them a required return. The compulsorily convertible debenture-holders have the right to require us to buy-back after converting the compulsorily convertible debentures to equity shares on non-occurrence of certain contingent events.

The compulsorily convertible debenture-holders have the right to require us to buy back on:

•	expiry of the qualified initial public offering due date (i.e., February 25, 2016); or

•	breach of the funding covenants of the compulsorily convertible debenture-holders.

At December 31, 2015, we have classified our compulsory convertible debentures as a current liability of Rs. 1,978.9 million (US$29.9 million), as these instruments have an earliest redemption date of February 25, 2016, and there are no restrictions in Mauritius on buying back as of December 31, 2015.

Project-level Financing Arrangements

Our borrowings include project-specific financing arrangements collateralized by the underlying solar power plants. At December 31, 2015, these borrowings had annual interest rates ranging from 4.07% to 6.43% for foreign currency loans and from 11.40% to 12.62% for Indian rupee term loans and 13.75% to 14.00% for short term loans. The table below summarizes certain terms of our project-level financing arrangements as of December 31, 2015:

	Outstanding Principal Amount		Type of Interest	Currency	Maturity Date(1)
Name of Project	Rs.	US$
	(In thousands)
Punjab 1	236,065	3,566	Fixed	US$	2022
Punjab 2	1,835,350	27,729	Floating	Rs.	2021
Gujarat 1	1,318,435	19,919	Fixed	US$	2025
Gujarat rooftop	125,054	1,889	Floating	Rs.	2028
Rajasthan 1	869,668	13,139	Fixed	US$	2028
Rajasthan 2	3,722,708	56,243	Fixed	US$	2031
Uttar Pradesh 1	550,000	8,309	Floating	Rs.	2026
DLF rooftop	159,036	2,403	Floating	Rs.	2028
Karnataka 1	585,000	8,838	Floating	Rs.	2030
Rajasthan 3.1	994,000	15,017	Floating	Rs.	2028
Rajasthan 3.2	1,798,635	27,174	Floating	Rs.	2030
Rajasthan 3.3	2,029,000	30,654	Floating	Rs.	2028
Punjab 3.1 and 3.2	1,233,000	18,628	Floating	Rs.	2030
Rajasthan 4	250,000	3,777	Floating	Rs.	2016
Chhattisgarh 1.1,1.2 & 1.3	1,582,909	23,915	Floating	Rs.	2029
Andhra Pradesh 1	600,000	9,065	Floating	Rs.	2017
AZI	898,000	13,567	Floating	Rs.	2016

Total	18,786,860	283,832

(1)	This represents the last repayment period. These loans are repayable on a quarterly or semi-annual basis. For repayment by period of the above-mentioned loans, refer to contractual obligation and commercial commitments.

Our outstanding project-level borrowings have been secured by certain movable and immovable properties, including property, plant and equipment, and in some cases supported by personal guarantees issued by Mr. Inderpreet Singh Wadhwa (our director and chief executive officer) and Mr. Harkanwal Singh Wadhwa (our director and chief operating officer), as well as a pledge of the shares of the project-level SPVs.

We have project-level commitments from financial institutions that we can draw upon in the future upon the achievement of specific funding criteria. As of December 31, 2015, we have such commitments amounting Rs. 6,958.4 million (US$105.1 million) under project-level financing arrangements. These are expected to be utilized within the next 12 to 18 months.

Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa have also personally guaranteed short term loans.

The financing agreements governing our project-level borrowings contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us unless certain specific conditions are met, including the satisfaction of certain financial ratios.

Uses of Liquidity

Our principal requirements for liquidity and capital resources can be categorized into investment for developing solar power plants and debt service obligations. Generally, once operational, our solar power generation assets do not require significant capital expenditures to maintain their operating performance. For principal and interest payments on our debt outstanding as of December 31, 2015, refer to Contractual Obligations and Commercial Commitments included elsewhere in this prospectus.

Capital Expenditures

As of December 31, 2015, we operated 19 utility scale projects and several commercial rooftop projects with a combined rated capacity of 248 MW. As of such date, we were also constructing 10 projects with a combined rated capacity of 240MW and had an additional 316MW of projects committed.

Our capital expenditure requirements consist of:

(i)	Expansion capital expenditures for new projects; and

(ii)	Working capital spent for building a pipeline for coming year(s).

Expansion capital expenditures also include interest expense associated with borrowings used to fund expansion during construction phase of the projects. We intend to build/ acquire new projects post the completion of this offering.

Our capital expenditure amounted to Rs. 6,468.6 million (US$97.7 million) for the nine months ended December 31, 2015 primarily for the Rajasthan 3, Punjab 3, Andhra Pradesh 1 and Chhattisgarh 1 solar power projects.

Cash Flow Discussion

We use traditional measures of cash flow, including net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities, as well as cash available for distribution to evaluate our periodic cash flow results.

Cash and cash equivalents include cash on hand, demand deposits with banks, term deposits and all other highly liquid investments purchased with an original maturity of three months or less at the date of acquisition and that are readily convertible to cash. It does not include restricted cash which consists of cash balances restricted as to withdrawal or usage and relate to cash used to collateralize bank letters of credit supporting the purchase of equipment for solar power plants, bank guarantees issued in relation to the construction of the solar power plants within the timelines stipulated in PPAs and for certain debt service reserves required under our loan agreements.

Nine Months Ended December 31, 2015 Compared to Nine Months Ended December 31, 2014

The following table reflects the changes in cash flows for the comparative periods:

	For Nine Months Ended December 31,
	2014	2015		Change
	Rs.	Rs.	US$	Rs.
	(In thousands)
Cash flow data
Net cash provided by operating activities	542,747	1,529,064	23,102	986,317
Net cash (used in) investing activities	(5,288,079)	(7,191,377)	(108,647)	(1,903,298)
Net cash provided by financing activities	6,188,887	7,357,627	111,160	1,168,740

Operating Activities

During the nine months ended December 31, 2015, we generated Rs. 1,529.1 million (US$23.1 million) of cash in operating activities. This cash inflow primarily resulted from a net loss during the nine months ended December 31, 2015 of Rs. 1,061.4 million reduced by non-cash items including change in fair value of compulsorily convertible debentures, Series E and Series G compulsorily convertible preferred shares of Rs. 395.5 million, depreciation and amortization of Rs. 495.6 million and realized and unrealized foreign exchange loss, net of Rs. 337.1 million resulting from depreciation of the rupee, in addition to changes in operating assets and liabilities including a Rs. 1,787.8 million increase in other liabilities, deferred revenue and account payables primarily in connection with obligations to supplier and contractors and receipt of VGF, a Rs. 201.6 million increase in other assets primarily in connection with advances paid to suppliers and contractors and a Rs. 392.7 million increase in accounts receivable and prepaid expenses and other current assets primarily resulting from options premium paid in connection with our hedging activities, prepaid income taxes and debt financing cost and interest receivable on term deposits.

During the nine months ended December 31, 2014, we generated Rs. 542.7 million of cash in operating activities. This cash inflow primarily resulted from a net loss during the nine months ended December 31, 2014 of Rs. 884.9 million reduced by non-cash items including change in fair value of compulsorily convertible debentures and Series E compulsorily convertible preferred shares of Rs. 228.9 million, depreciation and amortization of Rs.218.0 million and realized and unrealized foreign exchange loss, net of Rs. 368.6 million resulting from depreciation of the Rupee, deferred income taxes of Rs. 49.7 million in addition to changes in operating assets and liabilities including a Rs. 695.6 million increase in other liabilities and account payables primarily in connection with obligations to supplier and contractors, a Rs. 241.7 million increase in other assets primarily in connection with advances paid to suppliers and contractors, a Rs. 107.7 million increase in deferred revenue and interest payable and Rs. 16.2 million increase in accounts receivable and prepaid expenses and other current assets primarily resulting from options premium paid in connection with our hedging activities, prepaid income taxes and debt financing cost and interest receivable on term deposits.

Investing Activities

During the nine months ended December 31, 2015, we utilized Rs. 7,191.4 million (US$108.6 million) in our investing activities. This cash outflow was primarily due to Rs. 6,468.6 million incurred to purchase property, plant and equipment primarily related to the construction of our Rajasthan 3.1, 3.2 and 3.3 solar power projects, Chhattisgarh 1.1 and 1.2 solar power projects, Punjab 3.1 and 3.2 solar power projects and Andhra Pradesh 1 solar power project offset by a net sale of Rs. 34.08 million of non-current investments. In addition, we raised cash amounting to Rs. 316.0 million from the sale of redeemable non-controlling interests.

During the nine months ended December 31, 2014, we utilized Rs. 5288.1 million in investing activities. This cash outflow was primarily due to Rs. 4838.1 million incurred to purchase property, plant and equipment primarily related to the construction of our Punjab 2.1, 2.2 and 2.3 solar power projects and a net increase in our available for sale investments of Rs. 134.9 million and redemption of Rs. 301.1 million of investments in terms deposits with banks.

Financing Activities

During the nine months ended December 31, 2015, we generated Rs. 7,357.6 million (US$111.2 million) from financing activities. This cash inflow was primarily due to new loan proceeds of Rs. 5,020.8 million in the form of term loans from banks for our Rajasthan 3, Chhattisgarh 1, Punjab 3, Andhra Pradesh 1 and Rajasthan 4 solar power plants and Rs 4,237.4 million proceeds from Series G and Series H compulsorily convertible preferred shares. These inflows were offset in part by Rs. 1,900.7 million in repayment of loans.

During the nine months ended December 31, 2014, we generated Rs. 6,188.9 million from financing activities. This cash inflow was primarily due to Rs. 1,502.3 million in proceeds from the issuance compulsorily convertible debentures and Series F preferred shares and new loan proceeds of Rs. 4,942.3 million. These inflows were offset in part by Rs. 255.7 million in repayment of loans.

Year Ended March 31, 2015 Compared to Year Ended March 31, 2014

The following table reflects the changes in cash flows for the comparative periods:

	For Fiscal Year Ended March 31,
	2014	2015		Change
	Rs.	Rs.	US$	Rs.
	(In thousands)
Cash flow data
Net cash used in operating activities	(23,401)	(176,680)	(2,668)	(153,279)
Net cash used in investing activities	(14,426)	(9,050,994)	(136,743)	(9,036,568)
Net cash provided by financing activities	1,059,305	9,672,089	146,125	8,612,784

Operating Activities

During the fiscal year ended March 31, 2015, we utilized Rs. 176.7 million (US$2.7 million) of cash in our operating activities. This cash outflow primarily resulted from a net loss during the year ended March 31, 2015 of Rs. 1,088.6 million, reduced by non-cash items including change in fair value of compulsorily convertible debentures and Series E compulsorily convertible preferred shares of Rs. 286.3 million, depreciation and amortization of Rs. 322.4 million and realized and unrealized foreign exchange loss, net of Rs. 299.6 million resulting from a depreciation of the Rupee, in addition to changes in operating assets and liabilities including a Rs. 334.5 million increase in other liabilities primarily in connection with obligations to suppliers and contractors, a Rs. 241.1 million increase in other assets primarily in connection with advances paid to suppliers and contractors and a Rs. 118.3 million increase in prepaid expenses and other current assets primarily resulting from options premiums paid in connection with our hedging activities, prepaid income taxes and debt financing cost and interest receivable on term deposits.

During the fiscal year ended March 31, 2014, we utilized Rs. 23.4 million of cash in our operating activities. This cash outflow primarily resulted from a net loss during the year ended March 31, 2014 of Rs. 775.4 million, reduced by non-cash items such as depreciation and amortization, deferred income taxes, amortization of debt financing costs and deferred rent totaling Rs. 248.5 million, change in fair value of compulsorily convertible debentures and Series E compulsorily convertible preferred shares of Rs. 190.3 million, share based compensation expenses of Rs. 4.4 million, and realized and unrealized foreign exchange loss of Rs. 580.6 million and an increase in deferred revenue of Rs. 86.3 million. This was offset in part by an increase in accounts receivable of Rs. 36.0 million, other assets of Rs. 177.9 million, a decline in other liabilities of Rs. 110.6 million and a decline in accounts payable of Rs. 29.1 million.

Investing Activities

During the fiscal year ended March 31, 2015, we used Rs. 9,051.0 million (US$136.7 million) of cash in our investing activities. This cash outflow was primarily due to Rs. 8,426.0 million incurred to purchase property, plant and equipment principally related to plant and machinery for the Punjab 2.1, 2.2 and 2.3, Uttar Pradesh 1 and Karnataka 1 solar power projects offset in part by Rs. 927.9 million of proceeds from sale of available for sale investments.

During the fiscal year ended March 31, 2014, we used Rs. 14.4 million of cash in our investing activities. This cash outflow was primarily due to Rs. 372.0 million incurred to purchase property, plant and equipment principally related to plant and machinery for the Gujarat rooftop solar power project and the DLF rooftop solar power project offset in part by Rs. 350.3 million of proceeds from maturity of term deposits with banks.

Financing Activities

During the fiscal year ended March 31, 2015, we generated Rs. 9,672.1 million (US$146.1 million) of cash from our financing activities. This cash inflow was primarily due to new loans with proceeds of Rs. 8,399.0 million in the form of term loans from banks for our Punjab 2, Uttar Pradesh 1 and Karnataka 1 solar power projects, proceeds of Rs. 1,549.0 million through the issue of 138,333 shares of Series F compulsorily convertible preferred shares and Rs. 180.0 million from the issuance of compulsorily convertible debentures. These inflows were offset in part by Rs. 452.9 million in repayment of loans during the year and Rs. 3.0 million of expenses incurred in connection with this offering.

During the fiscal year ended March 31, 2014, we generated Rs. 1,059.3 million of cash from our financing activities. This cash inflow was primarily due to loan proceeds of Rs. 977.3 million in the form of term loans from banks for our Punjab 2 solar power project, our Gujarat rooftop solar power project and our DLF rooftop solar power project and proceeds of Rs. 491.4 million through the issue of 140,000 shares of Series E compulsorily convertible preference shares. These inflows were offset in part by Rs. 409.4 million in repayment of loans during the year.

Contractual Obligations and Commercial Commitments

We have contractual obligations and other commercial commitments that represent prospective cash requirements. The following table summarizes our outstanding contractual obligations and commercial commitments as of December 31, 2015.

	Payment due by Period
	Under 1 year	1-3 Years	3-5 Years	Over 5 years	Total
	(Rs. in thousands)
Contractual cash obligations(1)
Long-term debt (principal)(2)	820,185	2,285,685	2,465,745	11,467,245	17,038,860
Long-term debt (interest)(3)	1,788,447	2,975,734	2,519,915	5,240,858	12,524,954
Short-term debt	1,748,000	—	—	—	1,748,000
Operating lease obligations	5,395	44,084	44,084	1,079,265	1,172,828
Purchase obligations(4)	9,202,467	—	—	—	9,202,467
Asset retirement obligations	—	—	—	92,513	92,513
Total contractual obligations (Rs.)	13,564,494	5,305,503	5,029,744	17,879,881	41,779,622
Total contractual obligations (US$)	204,933	80,156	75,989	270,130	631,208
(1)	Excludes compulsorily convertible debentures and Series E and Series G compulsorily convertible preferred shares as they are convertible into equity shares and not repayable.
(2)	The long-term debt includes project secured term loans, other secured bank loans. The long-term debt (principal) obligations for foreign currency denominated project borrowings have been converted to Indian rupees using the closing exchange rate as of December 31, 2015 as per Reserve Bank of India.
(3)	Interest on long-term debt is calculated based on the outstanding balance of the debt at the prevailing interest rate for the corresponding periods.
(4)	Consists of asset purchase commitment for construction of solar power plants.

The following table summarizes our outstanding contractual obligations and commercial commitments as of March 31, 2015.

	Payment due by Period
	Under 1 year	1-3 Years	3-5 Years	Over 5 years	Total
	(Rs. in thousands)
Contractual cash obligations (1)
Long-term debt (principal)(2)	1,266,344	2,675,859	1,949,095	9,380,355	15,271,653
Long-term debt (interest)(3)	1,353,916	2,409,087	1,742,544	3,823,363	9,328,910
Operating lease obligations	13,326	27,304	25,618	596,680	662,928
Purchase obligations(4)	1,688,983	—	—	—	1,688,983
Asset retirement obligations	—	—	—	70,942	70,942
Total contractual obligations (Rs.)	4,322,569	5,112,250	3,717,257	13,871,340	27,023,416
Total contractual obligations (US$)	65,305	77,236	56,160	209,569	408,270
(1)	Excludes compulsorily convertible debentures and Series E compulsorily convertible preferred shares as they are convertible into equity shares and not repayable.
(2)	The long-term debt includes project level secured term loans, other secured bank loans. The long-term debt (principal) obligations for foreign currency denominated project level borrowings have been converted to Indian rupees using the closing exchange rate as of December 31, 2015 as per Reserve Bank of India.
(3)	Interest on long-term debt is calculated based on the outstanding balance of the debt at the prevailing interest rate for the corresponding periods.
(4)	Consists of asset purchase commitment for construction of solar power plants.

Off-Balance Sheet Arrangements

The terms of our PPAs provide for the annual delivery of a minimum amount of electricity at fixed prices. Under the terms of the PPAs, we have issued irrevocable performance bank guarantees totaling Rs 1,355.0 million (US$20.5 million) as of December 31, 2015. We have also given guarantees as a part of the bidding process for setting up of solar power plants amounting to Rs. 842.7 million (US$12.7 million) as of December 31, 2015. We are not party to any other off-balance sheet arrangements.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity is required to follow five steps which comprises of: (a) identifying the contract(s) with a customer; (b) identifying the performance obligations in the contract; (c) determining the transaction price; (d) allocating the transaction price to the performance obligations in the contract and (e) recognizing revenue as the entity satisfies a performance obligation. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, under either retrospective or retrospective with cumulative effect adoption. Early application is not permitted. We are currently assessing the potential effects of these changes to the consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12 — “Stock Compensation — Accounting for Share-Based Payments” When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The ASU clarifies the proper method of accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The guidance is effective for annual and interim periods for fiscal years beginning on or after December 15, 2015. Entities can apply the amendment either prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. We are currently assessing the potential effects of these changes to the consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15 — “Presentation of Financial Statements — Going Concern” which requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. The ASU defines and clarifies that substantial doubt exists when conditions and events indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date financial statements are issued or available to be issued. The ASU requires management to perform the assessment every interim and annual period. The ASU applies to all entities and is effective for the annual period ending after December 15, 2016. Early application is permitted but has not been chosen by Company. The Company is currently assessing the impact of adopting this standard.

In January 2015, the FASB issued ASU No. 2015-01 — “Income Statement-Extraordinary and unusual items” which simplifies the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. The ASU applies to all entities and is effective for the annual period beginning on or after December 15, 2015. The Company has not classified any transaction as extraordinary or unusual to date.

In February 2015, the FASB issued Accounting Standards Update No. 2015-03 — “Interest-Imputation of Interest (Subtopic 835-30)-Simplifying the Presentation of Debt Issuance Cost” which requires the discount or premium and debt issuance costs to be reported in the balance sheet as a direct deduction from the face amount of debt liability. Further amortization of such costs shall be reported as interest expense. The amendments in this update are effective for financial statements issued for fiscal year beginning after December 15, 2015. The Company is currently assessing the impact of presentation change per the ASU and no estimate of the impact is currently available.

In February 2015, the FASB issued Accounting Standards Update No. 2015-02 — “Consolidation —Amendments to the Consolidation Analysis” which modifies the existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of variable interests for fees paid to decision makers or service providers, (iii) the effect of fee arrangements and related parties on the primary beneficiary determination, and (iv) certain investment funds. The ASU is effective for fiscal year and interim periods within those years beginning after December 15, 2015. The ASU is presently expected to have an impact on the Company’s consolidated financial statements as the Company does not have any interest in such entities.

In August 2015, FASB issued ASU No. 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line of Credit Arrangements” (“ASU No. 2015-15”). This ASU indicates that the guidance in ASU No. 2015-03 did not address presentation or subsequent measurement of debt issuance costs related to line of credit arrangements. Given the absence of authoritative guidance within ASU No. 2015-03, the SEC staff has indicated that they would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the costs ratably over the term of the line of credit arrangement, regardless of whether there are any outstanding borrowings on the line of credit arrangement. The Company does not expect the adoption of ASU No. 2015-15 to have any effect on the Company’s financial position or results of operations.

In November 2015, FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” This guidance requires entities to classify deferred tax liabilities and assets as noncurrent in a classified statement of financial position. The guidance is effective for interim and annual periods beginning after December 15, 2016, and may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company is evaluating the potential effects of these changes to its consolidated financial statements.

Seasonality

The energy output performance of our plants is dependent in part on the amount of sunlight. As a result, our revenue in the past has been impacted by shorter daylight hours in winters. Typically, our revenue is the lowest in the third quarter and highest in the first quarter of any given fiscal year, which for us ends on March 31.

Inflation

In general, our existing PPAs do not contain inflation-based price increase provisions. Our operations are primarily conducted in India, where in the past high inflation has been experienced. To the extent that our business experiences high rates of inflation, thereby increasing our operating costs, we may not be able to generate sufficient revenues to offset the effects of inflation, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to several market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial or commodity transaction. The types of market risks we are exposed to are interest rate risk and foreign currency risk.

Interest Rate Risk

As of December 31, 2015 our long-term debt was at both fixed and variable interest rates. Exposure to interest rate fluctuations will depend on the amount of debt that bears interest at variable rates, the time at which the interest rate is adjusted and the quantum of fluctuation in the interest rate.

Our results of operations are subject to interest rate fluctuations on our variable rate borrowings. The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole period.

A hypothetical increase or decrease in our variable interest rates by 1% would not have had a significant effect on our loss for the nine months ended December 31, 2015.

We intend to use hedging strategies to mitigate our exposure to interest rate fluctuations, we may not hedge all of our interest rate risk and, to the extent we enter into interest rate hedges, our hedges may not necessarily have the same duration as the associated indebtedness. Our exposure to interest rate fluctuations will depend on the amount of indebtedness that bears interest at variable rates, the time at which the interest rate is adjusted, the amount of the adjustment, our ability to prepay or refinance variable rate indebtedness when fixed rate debt matures and needs to be refinanced and hedging strategies we may use to reduce the impact of any increases in rates.

Foreign Currency Risk

The functional currency of AZI is Indian rupees. We have long term debts denominated in U.S. dollars and Indian rupees. Fluctuations in the exchange rates between U.S. dollars and Indian rupees may result in higher fair value adjustments on our outstanding foreign currency loans, thereby adversely impacting our earnings.

We also have two international subsidiaries and major purchases of material are transacted in U.S. dollars. Consequently, we are exposed to foreign exchange risk on purchases from overseas suppliers. The exchange rate between Indian rupees and U.S. dollars has fluctuated significantly in recent years and may continue to fluctuate in the future. Depreciation of the Indian rupee against the U.S. dollar can adversely affect our results of operations.

We have partially hedged against debts denominated in U.S. dollars in order to minimize an adverse impact of a large currency movement. These hedges are for a period of up to three years. We have taken foreign currency loans for our Punjab 1, Gujarat 1, Rajasthan 1 and Rajasthan 2 projects.

As of December 31, 2015 we have outstanding option contracts with notional value of US$17.9 million for hedging the foreign currency risk on borrowings denominated in U.S. dollars. The remaining term of these contracts as of December 31, 2015 ranges from 3 months to 12 months. These option contracts have a fair value on each reporting date. The changes in the fair value of these option contracts are recognized in the consolidated statements of operations and are included in foreign exchange loss.

We continue to monitor our risks and will consider hedging significant foreign currency exposures on an ongoing basis.

INDUSTRY

Overview of the Indian Power Sector

Growing Indian Economy to Drive Demand for Power

The Reserve Bank of India estimates the Gross Domestic Product, or GDP, of India to be US$1.7 trillion in fiscal year 2015, which places the country as one of the top ten largest economies by GDP in the world. In addition, India’s economy is among the fastest growing economies, with real GDP growth averaging 7.6% over the decade ended fiscal year 2014 according to the Reserve Bank of India. The growth rate, as revised to reflect the Indian Ministry of Statistics and Program Implementation’s recent amendment to its GDP calculation methodology, was 6.9% for fiscal year 2014, was 7.3% in fiscal year 2015 and is expected to be 7.4% in fiscal year 2016 according to the Reserve Bank of India.

Indian economic planning was governed by the Planning Commission of India, which published its Five-Year Plans to monitor and encourage growth since 1951. As economic growth is dependent in part on infrastructure development, economic policy formation in India is focused on infrastructure investment. The current, or Twelfth Five-Year Plan calls for a total investment of US$0.9 trillion in infrastructure spending that represents a 130% increase relative to the Eleventh Five-Year Plan. The planning commission of India has been replaced by the National Institution for Transforming India, or NITI Aayog, by the new government.

Historically, there has been a correlation between real GDP growth and energy demand, and we believe that the Indian economy will continue to experience a rise in energy demand. India’s overall GDP and energy demand have increased significantly over the past several years primarily due to population growth, rapid industrialization and rising standards of living. Energy supply, however, has been unable to keep pace with this growing demand, which has resulted in a persistent demand/supply mismatch and an average energy deficit of 8.3% in the last decade.

Strong GDP Growth Driving Energy Demand

Sources: Indian Ministry of Power 2013 — 2014 Annual Report; Handbook of Statistics on the Indian Economy by Reserve Bank of India; Load Generation Balance Report, 2015 — 16 by Central Electricity Authority

*	Data for these years has been revised to reflect the Indian Ministry Of Statistics And Program Implementation’s recent amendment to its GDP calculation methodology.

Conventional Energy Growth to Face Challenges

India’s new capacity additions have historically been lower than the targeted capacity in its Five-Year Plans. For example, in the Eleventh Five-Year Plan, actual capacity additions represented only 70% of the targeted capacity of 78.7GW. This shortfall in capacity additions was due to issues in timely commissioning of conventional power plants, which included delays in land acquisition, obtaining regulatory permits and difficulties in securing reliable and cost efficient fuel supplies. Under the prior Five Year Plans before the Eleventh Five-Year Plan, solar capacity targets were not included. As such, there is a short track record of meeting solar capacity targets. As for reaching target capacity for other renewable energy sources, in certain Five Year Plans those targets were met while others have fallen short.

The Indian power sector has been traditionally dependent on thermal power with 70% of the installed power capacity generated from conventional sources of energy (coal, oil and natural gas) as of fiscal year 2015. Projections under the Twelfth Five-Year Plan indicate a high dependence on imported energy sources and a shift in focus to domestic renewable energy sources. Per the Twelfth Five-Year Plan projections, total domestic energy production will reach 669.5 million tons of oil equivalent, or mtoe, by fiscal year 2017 and 844.2 mtoe by fiscal year 2022. This will meet around 71% and 69% of expected energy consumption, respectively, with the balance met from imports of crude oil, gas and coal, which is projected to be about 267.8 mtoe by fiscal year 2017 and further increase to 375.6 mtoe by fiscal year 2022. Import dependence on coal, the dominant fuel source in India, is also projected to increase from 18.8% in fiscal year 2012 to 22.4% by 2017. This strong dependence on imports and issues in procuring imports at economically viable levels has led to slowed growth in generation from coal, lignite and gas-fired power plants and a decline in the overall plant load factors to 65% during fiscal year 2015 from 66% during fiscal year 2014.

Nuclear energy in the country has been traditionally developed by the federal government. Until recently, efforts to fast track development after the India–United States Civil Nuclear Agreement through import of nuclear reactors have not been successful primarily due to no fault liability requirements levied on operators. During President Obama’s trip to India in January 2015, the Indian government indicated that it would work with state-backed insurers to create an insurance pool for accident victims while indemnifying suppliers against liability. However, clarity around the mechanism is yet to be crystallized. India’s indigenous nuclear program has also seen limited progress. Moreover, there is public opposition in the country to nuclear power expansion based on safety and environmental grounds. These factors coupled with construction periods of up to ten years are likely to result in limited expansion of nuclear power in the country.

India also has rich potential for hydro capacity. However, a large portion of such capacity has already been harnessed in most areas where electricity transportation infrastructure is not a constraint and where geological challenges are limited. Untapped areas represent significant challenges in engineering and electricity transportation infrastructure for large hydro plants.

Overview of the Indian Renewables Sector

Renewable energy sources such as solar and wind are expected to continue to become significant contributors to India’s overall capacity growth. In the past five years, renewable capacity growth has outpaced other sources of generation.

Source: MNRE, Central Electricity Authority, March 2015 Installed Capacity Report.

The significant expansion in renewable installed capacity has been driven by a number of country-specific factors including a persistent energy deficit, limited access to fossil fuels, renewable generation pricing approaching grid parity and a progressive regulatory framework. We believe renewable energy not only supports the national agenda of a sustainable and inclusive growth, but is an integral solution to meeting India’s energy needs and achieving energy security in the future.

Further, according to the Indian Ministry of New and Renewable Energy, or MNRE, approximately 55% of the 167.8 million rural households in India have access to electricity, with the others largely dependent on traditional fuel like firewood, crop residue and dung cake. Some of these households are located in areas that represent economic and technical challenges to building distribution lines. Hence, decentralized distributable renewable energy based initiatives, such as micro-grids, are likely to be contributors to capacity additions going forward.

Solar and Wind to be Key Renewable Fuels With Solar Growing Relatively Faster

Source: MNRE, Central Electricity Authority March 2015 Installed Capacity Report.

Renewable capacity installations in India as of March 2015 represent only 13% of all installed capacity in the country, a small percentage of the actual potential in India. According to estimates by the Indian Ministry of Power, 139GW of incremental renewable capacity addition is expected by fiscal year 2022, representing a compound annual growth rate, or CAGR, from 2015 to 2022 of approximately 26%. Solar power capacity is expected to reach 100GW by 2022, which represents 69% of total renewable capacity additions implying an approximately 60% CAGR, making solar one of the fastest growing sources of energy in India. MNRE estimates 749GW of domestic solar potential, which is approximately 84% of 897GW of renewable potential. As a result, technologies for both conversion of solar radiation into heat and electricity, namely, solar thermal and solar photovoltaics, can effectively be harnessed providing huge scalability for solar in India. India has in the past opportunistically exploited wind and hydro potential in the country in most areas where evacuation was not a constraint. Wind power in the country is more mature but has faced issues such as limited availability of good sites and difficulties with securing reliable evacuation. Biomass is facing supply level constraints, as long term availability of firm feedstock at pre-determined pricing is unavailable.

Overview of the Indian Solar Power Generation Sector

Considering the current developments and targeted achievements, we believe that solar installed capacity will grow faster than other renewable energy sources. This robust growth is expected to be driven by a relatively small installed base of solar capacity, favorable geographic conditions and a supportive policy framework.

Solar capacity development was catalyzed in 2010 by the announcement of the Jawaharlal Nehru National Solar Mission, or NSM, and consistent efforts by the government since then. The NSM is being accomplished by the Indian government in several phases. In Phase I, the India solar sector achieved 1,684MW of solar capacity addition between 2010 and 2013, significantly higher than the targeted capacity addition of 1,100MW. Indian solar installations reached 3.7GW at the end of fiscal year 2015 with capacity spanning more than 15 states and union territories in the country given favorable irradiation in much of the country. The growth in the past few years has been due to a confluence of changing market dynamics, falling equipment costs, increased reliability as well as a strong regulatory and policy support to provide impetus to the growth of solar capacity installations.

The Indian government recently increased its target for solar capacity to 100GW by 2022. The central government, in collaboration with the state governments, is planning to facilitate the development of 25 solar power parks of 500MW to 1,000MW each to boost the solar capacity in high solar irradiation states. The state governments will identify land for the proposed solar parks, provide permits and related infrastructure such as grid interconnect systems while a government sponsored entity will commit to buy power produced from these parks.

To foster the development of 100GW of solar power in the country, India is engaging with international investors. Multilateral agencies such as Asian Development Bank, KfW and International Finance Corporation are already active in the country and have made investments in Indian solar companies. Most recently, it has been reported that several U.S. agencies committed approximately $4 billion to Indian solar companies – $2 billion from the U.S. Trade and Development Agency, $1 billion from the U.S. Overseas Private Investment Corporation and $1 billion from the Export-Import Bank of the United States.

Renewable Power Generation Costs Have Begun to Approach Grid Parity

The increasing dependence on imported fossil fuels, which dominate India’s power generation, and associated volatility in prices have resulted in increases in conventional generation costs. State utilities, which are the largest offtakers of power in the country, have seen power purchase costs rise primarily due to the high cost of generation from use of imported coal and project delays and associated cost escalations due to delays in securing land and permits in a timely manner. While India generates less than 5% of its electricity using oil according to the World Bank, Indian industrial and commercial consumers, who cross-subsidize agricultural and retail consumers and typically run diesel-powered generators when grid power is unavailable, have also experienced significant increases in power costs.

While the cost of conventional power generation has trended upwards, the cost of solar energy in the country has trended down as independent solar power producers reduced generation costs primarily driven by a mix of persistent decline in global solar panel prices per watt and adoption of innovative business practices. The effect of Indian rupees depreciating was offset by prices of solar panel prices per watt falling faster and an increase in panel and operational efficiencies. More importantly, solar panel prices per watt are expected to fall further, which in turn is expected to further drive solar tariffs lower.

The Indian government has also included renewable energy projects in the priority sector lending norms for commercial banks operating in India, and the Indian government has approved the issuance of tax-free infrastructure bonds for funding renewable energy projects during fiscal year 2016.

An analysis of current tariffs in India indicates that solar power is now competitive with wind, new thermal capacity fueled by imported coal and grid power tariffs for commercial users.

Solar Power Tariffs are Competitive vis-à-vis the Other Sources

(1)	This does not include any subsidies.
(2)	Benchmark tariff for solar for the year fiscal year 2016 as provided by Central Electricity Regulatory Commission.
(3)	Tariff at which thermal power companies contracted to sell power to the Tamil Nadu Generation and Distribution Corporation for 15 years.
(4)	Wind power tariff announced by Rajasthan State for fiscal year 2016 plus Rs. 0.5/kWh of generation based incentive assumed to be the representative tariff.
(5)	Diesel and gas prices based on the average of the range as per Lazard Levelized Cost of Energy Analysis, November 2015.

Further, an analysis of tariffs for commercial users in India indicates that solar tariffs in some states are already at grid parity for commercial users.

Solar Power Tariffs Are Competitive Vis-À-Vis The Commercial Tariffs Across India

Source:	Retail supply tariffs for non domestic units for FY 2015-16 (FY 2014-15 for Rajasthan)
Note:	Commercial tariff for 50 kW and above or more than 500 units/month, wherever applicable

As it approaches grid parity, we believe solar power is likely to be seen more as a viable energy source, not just as an alternative to other renewable sources, and also rival significant proportions of conventional grid power.

India’s Tremendous Solar Potential

India ranks among the highest irradiation receiving countries in the world due to its location between the Tropic of Cancer and the Equator. On average, India receives 250 to more than 300 days of sunshine per year in much of the country with most areas receiving 4 to 7 kilowatt hour per square meter per day. This allows for solar capacity to be built across the country, unlike wind capacity that tends to be concentrated along the coast.

India’s Average Solar Irradiation Amongst the Highest in the World

Source:	Bridge to India Report, June 2014.

Solar Policy Framework

India implemented renewable purchase obligations, or RPOs, in 2010 towards its goal of meeting an ambitious target of supplying 15% of the energy demand in the national grid by renewable sources by 2020. Since then RPOs have been a key driving force of renewable capacity in the country. The obligated entities are public power distribution companies, the captive power consumers and industrial consumers who are supplied dedicated power through high voltage distribution systems. Such obligated entities can fulfill their requirement by buying power from a renewable source or they can buy renewable energy certificates in the market. RPOs are of two types in India — solar RPOs, which can be met only through solar power, and non-solar RPOs, which can be met through wind, biomass and other types of recognized renewable sources.

The NSM includes RPOs as being a key driver for promoting solar power. Further, the National Tariff Policy was amended in 2011 to prescribe that solar RPO be increased from a minimum of 0.25% in 2012 to 3% in 2022. In May 2015, the Supreme Court of India upheld a regulation that made it compulsory for captive power plants and open access consumers to purchase electricity to fulfill their RPOs. This landmark judgment is expected to boost the demand for renewable energy by captive players and also improve the marketability of renewable energy certificates in India. Auctions held by the central government under the NSM focus on lowering solar power costs by either bundling solar power with coal power or by subsidizing project costs. Some other incentives offered to solar developers by the central government include:

•	income tax holidays: 10-year tax holidays for projects during which only a minimum alternate tax of approximately 21.34% is charged instead of the normal corporate tax rate of 34.61%;

•	accelerated depreciation provision that allows for developers to depreciate up to 100% of the project cost in the first year of installation;

•	environmental compliance exemptions; and

•	entry, custom and excise duty exemptions.

State governments have independent solar policies that foster development of solar capacity by typically offering relatively higher offtake tariffs than conventional power. There is significant divergence in the tariffs and incentives provided to developers by states as these are largely driven by location of projects, land prices, scale of existing projects and competitive intensity in the respective states. After focusing largely on utility scale solar projects, state policies have recently released state-specific net-metering policies that are expected to encourage development of rooftop projects.

Renewable Auction Process

The auction process for solar projects is typically through published guidelines by the relevant central and state governments. For instance, bids under the NSM are evaluated in a two-stage process that ensures bids meet the financial and technical criteria, with remaining qualified bidders judged based on the tariff requested. Bids are opened and evaluated in the presence of all auction participants.

Financial Criteria

In the first round of bidding, each bidder must submit their historical audited financial statements and calculate “net worth” as defined by the auction guidelines. Each auction will require a minimum net worth per megawatt of bid capacity and bidders must meet or exceed this hurdle. For example, auctions under Phase I Batch II of the NSM required approximately Rs. 20 million per megawatt bid. Further, participants are required to post earnest money in the form of bank guarantees at the time of bidding and performance bank guarantees at the time of signing the offtake agreement. For example, auctions under Phase I Batch II of the NSM required Rs. 1 million per megawatt as earnest money deposit and Rs. 2 million per megawatt at the time of signing the offtake agreement. Auction participants that successfully meet the required financial criteria progress to the second round of the auction process.

The auction decision process is a reverse bidding process, in which participating developers bid for solar projects by quoting their required tariffs per kilowatt hour, or in other cases, their required viability gap funding, or VGF, amount provided by the Solar Energy Corporation of India, which refers to the subsidy on capital expenditure per megawatt. After the financial bids are opened, the quoted tariffs or VGF amounts from all the qualified bidders are sorted in ascending order, and projects are allocated to the bidders starting from the lowest bidder, until the total auctioned capacity is reached. Bids are accepted at their quoted tariff or VGF levels rather than all winning bidders receiving the lowest tariff or VGF. Auction participants that successfully meet the required criteria progress to the second round of the technical process.

Technical Criteria

Bids are generally evaluated based on the selected module technology as well as each bidder’s development and execution history. Some of the factors that may be considered include:

•	preliminary project analysis and feasibility study on site location and inter-connection details;

•	only commercially established and operating technologies will be considered;

•	bidder ability to execute on development plans (and corresponding capital expenditures) that successfully achieved commissioning; and

•	additional criteria sometimes include local content requirements, such as requirements to use Indian photovoltaic module manufacturers, and the bidder’s total operational megawatts.

NSM — Targets and Achievements

The NSM had previously set a target of putting into operation 20GW of grid-connected solar power by 2022 through long-term policy, large-scale operation goals, aggressive research and development and development of a comprehensive domestic solar ecosystem. The government increased this goal from 20GW to 100GW in December 2014 which was approved by the Cabinet in June 2015. The 100GW target capacity will be comprised of 40GW rooftop and 60GW of large and medium scale grid connected solar power projects, as described in the tables below.

Targets under NSM

Category I	Proposed Capacity (MW)	Category II	Proposed Capacity (MW)
Rooftop Solar	40,000	Scheme for Decentralized Generation of Solar Energy Projects by Unemployed Youths & Farmers	10,000
		PSUs	10,000
		Large Private Sector/IPPs	5,000
		SECI	5,000
		Under State Policies	20,000
		Ongoing programmes incl. past achievements	10,000
Total	40,000		60,000

Source: India Ministry of New and Renewable Energy

Results of NSM Auctions

	Phase I — Batch I	Phase I — Batch II	Phase II — Batch I	Phase II — Batch II	Phase II — Batch III
Date	August 2010	August 2011	December 2013	Expected to be allocated over multiple tranches	Expected to be allocated over multiple tranches
Offtaker	NTPC Vidyut Vyapar Nigam Limited	NTPC Vidyut Vyapar Nigam Limited	Solar Energy Corporation of India Limited	NTPC Vidyut Vyapar Nigam Limited	Solar Energy Corporation of India Limited
Capacity Allotted (MW)	150(1)	350(1)	750	15,000	2,000
Capacity Commissioned (MW)	140	310	NA	NA	NA
Allocation Mechanism	Reverse Tariff Bidding	Reverse Tariff Bidding	VGF	Reverse Tariff Bidding	VGF
Reference Tariff (Rs. /kWh)	17.9kWh	15.4kWh	5.45kWh	NA	5.79kWh
Tariff Bid / VGF Requested (applicable for Phase II — Batch I only)	Rs. 12.16kWh	Rs. 8.77kWh	Rs. 15mn/MW	NA	NA
Number of Winning Bidders	30	26	47	NA	NA

Note:	(1) Allotted capacity for which PPAs have been signed.

VGF was set up by the Indian government to incentivize the development of a large number of solar power projects in India, whereby the ongoing monthly fixed tariff to be paid by the distribution companies purchasing the power would be minimized. Under the VGF scheme in Phase II Batch I, the tariff paid to solar power project developers is fixed at Rs. 5.45 per kilowatt hour during the 25-year PPA period. In return for the fixed tariff, the developer is provided VGF based on its bid for the VGF amount, with the upper limit being the lower of 30% of the project cost or Rs. 25 million per megawatt. The developer is entitled to 50% of the VGF upon the commissioning of the project and the balance is paid in five equal installments at the end of each year after the initial commissioning date.

1,250MW of the targeted solar power was auctioned in the first three rounds of auctions. These auctions were highly successful and resulted in a gradual decline in tariffs. Through successive batches, the government has set the standards and has encouraged development of solar power generation in the country. In addition, the central government has recently released draft guidelines for the next few batches of Phase II bidding with NTPC Vidyut Vyapar Nigam Limited, or NVVN, and Solar Energy Corporation of India, both of which are expected to be the offtakers. These guidelines envision auctioning 3GW of capacity under tranche I of Phase II — Batch II across the country by NVVN through March 2017. Through January 2016, the government has released tenders for tranche I of Batch II — Phase II for an aggregate of 2,750MW through NVVN. The next two batches of 5GW and 7GW through NVVN are expected to be released between fiscal year 2016 to 2018 and fiscal year 2017 to 2019, respectively. Solar Energy Corporation of India, which is developing grid connected solar power capacity through VGF in the country, is expected to add further a total solar PV capacity of 2,000MW under the Phase II — Batch III of the NSM in various tranches. At the end of January 2016, Solar Energy Corporation of India announced four tranches of bidding — 500MW of solar capacity in Maharashtra, 250MW of solar capacity in Gujarat, 440MW of solar capacity in Uttar Pradesh and 500MW of solar capacity in Andra Pradesh. As of January 2016, Solar Energy Corporation of India has a tendering capacity of 2,773MW and Rooftop Solar has a tendering capacity of 1GW.

Apart from the auctions promoted by the central government, the state governments are also independently inviting bids for solar power tenders. In 2015, tenders have been released for more than 7.8GW of solar capacity by state governments. In April 2015, Telangana released a tender for 2GW of solar capacity. In January 2016, Madhya Pradesh completed bidding for 300MW of solar capacity, Uttar Pradesh bids for 215MW of solar capacity, Haryana for 150MW of solar capacity, Punjab for 500MW of solar capacity, Uttarakhand for 170MW of solar capacity, Karnataka for 500MW, Andra Pradesh for 500MW, Tamil Nadu for 1,284MW and Jharkhand for 1,200MW.

BUSINESS

Overview

Our mission is to be the lowest-cost power producer in the world. We sell solar power in India on long term fixed price contracts to our customers, at prices which in many cases are at or below prevailing alternatives for these customers. We are also developing micro-grid applications for the highly fragmented and underserved electricity market in India. Since inception, we have achieved a 73% reduction in total solar project cost, which includes a significant decrease in balance of systems costs due in part to our value engineering, design and procurement efforts.

Indian solar capacity installed reached 5GW at the end of December 2015 with a target to achieve 100GW of installed solar capacity by 2022. Solar power is a cleaner, faster-to-build and cost-effective alternative energy solution to coal and diesel based power, the economic and climate costs of which continue to increase every year.

We developed India’s first utility scale solar project in 2009. As of January 31, 2016, we operated 21 utility scale projects and several commercial rooftop projects with a combined rated capacity of 276MW which represents a compound annual growth rate, or CAGR, of 114% from May 2012. As of such date we were also constructing ten projects with a combined rated capacity of 214 MW and had an additional 314 MW committed, bringing our total portfolio capacity to 804MW. Megawatts committed represents the aggregate megawatt rated capacity of solar power plants pursuant to customer power purchase agreements, or PPAs, signed or allotted but not yet commissioned and operational as of the reporting date. We are targeting having 520MW operating by December 31, 2016. Our longer term goals are to achieve 1GW committed or operating by December 31, 2017 and 5GW by December 31, 2020. Our ability to achieve these goals will depend on, among other things, our ability to acquire the required land for the new capacity (on lease or direct purchase), raising adequate project financing and working capital, the growth of the Indian power market in line with current government targets, our ability to maintain our market share of India’s installed capacity as competition increases, the need to further strengthen our operations team to execute the increased capacity, and the need to further strengthen our systems and processes to manage the ensuing growth opportunities, as well as the other risks and challenges discussed under the caption “Risk Factors.”

Utility scale solar projects are typically awarded through government auctions. We believe we have secured more megawatts of capacity in these auctions in the last six years than any other company in India. We believe the strong demand for our solar power is a result of the following:

•

Low levelized cost of energy. We have lowered our levelized cost of energy, which is a measure of comparing the cost of energy generated by different power generation technologies, through value engineering, operational performance monitoring and efficient financial strategy. This allows us to deliver cost-effective energy for our customers. From 2009 to January 31, 2016, the price at which we sell power to utilities fell by 73%. On a rooftop, we believe we are consistently below the cost of our customers’ alternative sources of power. Our in-house engineering, procurement and construction, or EPC, expertise lowers system costs through proprietary designs and a global equipment procurement process. Our purely solar focus coupled with our pan-India presence allows us to optimize our system designs for the Indian market. Our advanced in-house operations and maintenance, or O&M, capability allows us to increase power yields and monitor project performance near real-time. Coupled with our efficient financial strategy, we believe that we are able to offer low-cost solar power solutions at high efficiency yields. As we continue to grow, we expect to achieve further efficiencies of scale, allowing us to compete with conventional power sources on a levelized cost of energy basis.

•

Strong value proposition for our customers. We manage the entire development and operation process, providing customers with long term fixed price PPAs, as a result of solar not being subject to variable commodity prices. Our in-house focus on high engineering standards and asset quality ensures high levels of availability and service to our customers. We believe our pan-India presence and existing relationships with leading solar power purchasers help us win repeat business on long-term contracts.

•

Our integrated profile supports growth. As opposed to relying on third-party providers, our integrated profile affords us greater control over project development, construction and operation, which provides us with greater insight and certainty on our construction costs and timeline. Coupled with our low cost profile, our greater insight supports competitive new project bids at prevailing market prices, not at our direct costs. This facilitates a steady organic growth pipeline that allows us to earn enhanced project returns.

•

Strong community partnerships. We hire from local communities and generally lease land with few alternative uses, providing local communities with a stream of discretionary cash flow without displacing alternative businesses. As a result we are able to build long-term community relationships, which allows us to improve our time of completion, further reducing project development risk.

•

We take a leading role in policy initiatives. Our strong policy advocacy practice supports a sustainable and open market, contributing to success for all stakeholders including manufacturers, investors and customers. For example, we filed suggestions with government offtakers to set new auction guidelines and tariff orders. In addition, under the NSM, we have advocated the use of novel financing instruments, including bankable PPAs and compulsorily convertible debentures. Furthermore, we provided input to the government to help it design an auction process supporting multiple winners at differentiated price points and implementing a transparent bidding process open to participants regardless of their jurisdiction of incorporation, ownership of land or choice of technology. For example, we suggested that the government include compulsorily convertible debentures in the calculation of a bidder’s net worth for the purposes of tender qualification, which was ultimately adopted by the government.

We operate in a large, rapidly growing market that suffered from a five-year average peak power deficit of approximately 8% from March 2010 through March 2015, according to the Ministry of Power. Coal-fired generation, India’s main power source, is increasingly reliant on expensive imports as the country’s demand outstrips domestic coal supply, leading to upward pressure on power prices. In contrast, Indian solar power offtake costs are near grid parity due to India’s leading solar irradiation and declining production costs. In 2010, the Indian government created the Jawaharlal Nehru National Solar Mission, or the NSM, to promote solar development and targeted 10GW of solar capacity by 2017. The current Prime Minister Modi-led government is also committed to spurring growth in the solar market and increased the government-sponsored solar procurement target to 100GW by 2022. Our goal is to grow in line with the broader Indian solar market by continuing to leverage our strengths.

We generate revenue from a mix of leading government utilities such as NTPC Vidyut Vyapar Nigam Limited, a subsidiary of NTPC Limited, and the Solar Energy Corporation of India as well as commercial entities such as Torrent Power Limited and DLF Limited. All our PPA customers pay a rate based on energy produced by our solar power plants. Some customers pay upfront capital to keep long term power cost lower than the market price of power. Because we have our own EPC and O&M capabilities, we retain the profit margins associated with those services that other project developers may need to pay to third-party providers. Through value engineering, operational performance monitoring and efficient financial strategy, we are able to deliver cost-effective energy for our customers. We intend to expand our footprint into states within India and internationally into developing electricity markets.

We are able to capture additional returns vis-à-vis EPC contractors and operators due to our local Indian development expertise and global access to capital. Additionally our integrated approach allows us to capture the full benefits of the project value chain, as opposed to transferring part of the value to a sponsor or project developer. Unlike in many jurisdictions, the bulk of the development capital in India is spent after the project has been awarded at auction and offtake arrangements and economic terms are known. To date, we have raised over US$780 million in various forms of equity and debt financings with established financial institutions such as the International Finance Corporation, the private investment arm of the World Bank Group, the Export-Import Bank of the United States, DEG– Deutsche Investitions–und Entwicklungsgesellschaft mbH, or DEG, Société de Promotion et de Participation pour la Coopération Économique, or PROPARCO, Overseas Private Investment Corporation, Reliance Capital Limited, India Infrastructure Finance Company Limited and the Central Bank of India. Approximately US$56.6 million of the amount raised remains available for deployment.

The cumulative effect of the cost savings and production improvements achieved is to accelerate grid parity between our projects and new build alternatives. While renewable subsidies exist, our low cost profile has allowed us to bid in auctions with greater certainty and enjoy higher project returns. When renewable subsidies end, we expect that our low cost profile will support our continued growth.

Market Opportunity

India’s economic growth is intrinsically linked to the increasing consumption of energy and natural resources. Energy demand has outpaced capacity additions in recent years, which has resulted in persistent peak power deficits in the country. Solar is an attractive option to help address this energy gap driven by regional fundamentals and regulatory support by the Indian government.

The following trends have made solar a large, rapidly growing market opportunity:

•

Peak power deficits and rising power prices. Despite adding 112GW of power in the past five years through March 2015, India continues to be plagued by a persistent demand/supply mismatch with a five-year average energy deficit of approximately 7% and a five-year average peak deficit of approximately 8% through March 2015 according to the Ministry of Power. As the country has outstripped its domestic supply of conventional fuels, India has also suffered from upward pressure in power prices.

•

Strong regulatory support. In order to reduce dependence on energy imports and curtail the current trade deficit and resulting impact on the rupee, the Indian government has taken a number of steps to incentivize the use of renewable sources of energy. These include establishing state-level renewable power purchase obligations and providing viability gap funding, or VGF, to solar project developers to make solar tariffs competitive in the country. To provide further impetus to solar growth, the Indian government launched the NSM in 2010.

•

Solar positioned to win among alternatives. Solar generation is viable across most of India, unlike wind and hydro resources which are concentrated in specific regions. In addition, as solar plants can be built near the point of consumption, power produced generally does not incur expensive transmission charges or require infrastructure or transmission investments. Further, unlike nuclear and hydropower, solar power has fewer legal liabilities and environmental constraints.

•

Leading global solar resource. India ranks among the highest irradiation-receiving countries in the world with more than 300 days of sunshine per year in much of the country and the resource is widely available throughout the country.

•

Solar approaching parity. State utilities have seen power costs rise as domestic coal shortages have caused thermal generators to increasingly rely on more expensive imported fuels. An analysis of current tariffs in India indicates that solar power is now competitive with wind, new thermal capacity fueled by imported coal and grid power tariffs for commercial users. Further, diesel power, the most common replacement power source for commercial and off-grid users in the country, is far more expensive than solar power. Additionally, solar panel prices are expected to fall further, which in turn is expected to drive further reductions in solar tariffs.

•

Transparent solar auction process. Indian solar auctions are conducted in a transparent manner that ensures bids meet minimum technical and financial criteria. Bidders must meet requirements on project development and execution history in India or the regional market, including bidder experience in the development of similar utility scale power projects. Auctions are not winner-take-all; instead, they are constructed to ensure multiple high-quality developers are allotted portions of the total capacity block.

These factors have increased the solar installation to approximately 5.2GW as of January 31, 2016, of which 4.2GW is operating under various state policies and the NSM. Approximately 7.8GW of tenders have been announced under various state policies. In addition, auctions allocating 4.3GW of projects are expected to be announced or completed under the NSM by the end of fiscal year 2017. The Indian government plans to accelerate the operation of renewable energy targeting 100GW of solar energy by 2022.

Our Approach

We lower the levelized cost of energy through value engineering, operational performance monitoring and efficient financial strategy to deliver cost-effective energy for our customers. We sell energy to government utilities and independent industrial and commercial customers at predictable fixed prices. Since our energy generation does not rely on fossil fuels, our electricity prices are insulated from the volatility of commodity pricing. We also guarantee the electricity production of our solar power plants to our customers.

We offer integrated project development, EPC, financing, O&M services without involving multiple third-party services. This approach has allowed us to generate efficiencies of scale that further drive down system costs. A low cost structure allows us to bid for auctions strategically, which supports our high auction win rate and helps preserve our market leading position, which further reduces costs. As of January 2016, in the NSM auctions in which we have chosen to participate, we have won 300MW of the projects allocated.

Moreover, we believe that our brand recognition and procurement scale improves negotiating power with suppliers and lenders. As the first developer and operator of utility scale solar assets in India, we believe that we are a well-established brand that has grown alongside the burgeoning Indian solar market since 2009. We have proven to be a reliable developer that successfully and expediently executes on our development pipeline and wins repeat business. Our reputation and track record give us an advantage in the auction evaluation process, improving our win rate. As a result, we believe we have become one of the largest purely solar operators in the space, which affords us greater negotiating power with original equipment manufacturers and project finance lenders. This in turn improves our cost and capital structure, which benefits our bid win rate.

The key elements of our three-pronged approach are as follows:

•

Value engineering. Our in-house EPC allows us to enhance our system design expertise with each successive project, be flexible with our choice of technology and source from top-tier suppliers that optimizes both the system cost and power yield of the total solar block. We are able to further negotiate pricing as we have built a well-recognized brand, strong supplier relationships and significant economies of scale. As a result of our value engineering, we have seen a significant reduction in balance of system costs.

•

Operational performance monitoring. As the operator of the first utility scale solar plant in India, we have been able to develop and improve on our operational expertise with each successive project to enhance output per watt. We have a patent pending for a tracking system that allows us to manually track the sun’s seasonality by adjusting module angles multiple times per year specific to the location, thus increasing the power yield at lower costs. Further, we operate a National Operating Control Center, or NOCC, that allows us to monitor project performance in real-time and allows us to respond rapidly to potential generation anomalies. Feedback from our operating projects also serves to further enhance our project designs, resulting in enhancements for current and new plants and further reductions to our levelized cost of energy.

•

Financial strategy. Our integrated business model also increases capital efficiency. We are able to offset project equity requirements through economic benefits generated by our EPC and O&M businesses. Coupled with our asset financing strategy we are able to optimize the overall cost of capital leading to enhanced economics for our customers and shareholders. To enable rapid operation of our projects, we use short term credit facilities that are refinanced with long term project finance facilities. Our strong track record and relationships with local banks offer us significant advantages over international bidders when it comes to posting capital for bids. On account of our strong track record and local banking relationships, we are able to post bid bond guarantees with a capital outlay from 10% to 20%, as opposed to 100% cash funded.

Our Competitive Strengths

We believe we differentiate ourselves from the competition in a number of key ways.

•

Market leadership. We have several market-leading advantages in the solar power industry in India. We have a first mover advantage from the construction of India’s first private utility scale solar photovoltaic power plant in 2009 as well as the implementation of the first megawatt scale rooftop smart city initiative in 2013. Additionally, our strong track record in policy and project development across utility scale, commercial rooftop and micro-grids projects enables us to have a market leading auction win rate of 75% for bids we participated in from 2010 to January 31, 2016, and has helped us gain a leading market share in India.

•

Scale and brand-name recognition. As the first developer and operator of utility scale solar assets in India, we believe that we are a well-established brand that has grown alongside the rapidly growing Indian solar market since 2009. We have proven to be a reliable developer with successful and expedient execution of our development pipeline, which has helped us win repeat business. Our reputation and track record provide us an advantage in the auction evaluation process, thereby improving our win rate. As a result, we believe we have become one of the largest solar developers and operators in India, which affords us greater negotiating power with our suppliers and project finance lenders. This in turn improves our overall cost and capital structure, which again benefits our win rate in the auction process.

•

In-house EPC and O&M expertise enable cost efficiencies. Our in-house EPC capabilities enhance our ability to be flexible with our choice of technology, which allows us to choose high quality equipment while optimizing the combination of total solar project cost and yield. Our in-house O&M capabilities maximize project yield and performance through proprietary system monitoring and adjustments. We have demonstrated a 73% decrease in total solar project costs since inception in part through continual innovation in our EPC and O&M capabilities. Coupled with improved efficiency of solar panels, we are able to offer cost-efficient solutions to all our customers, which allows us to bid more efficiently in renewable energy auctions and thereby improve our project returns.

•

Superior technical and execution capabilities. We continually seek to innovate our systems and processes in order to lower our levelized cost of energy. For example, we have developed proprietary systems that significantly reduce the time it takes to design, finance and commission projects. We have also improved our operational processes. For instance, we operate a NOCC system to provide high level of service to all our customers at minimal operating costs. We have developed a streamlined approach to construction that relies on small and efficient teams. Our lean and efficient execution expertise facilitates completion of our plants ahead of contracted completion dates, enables us to easily scale our operations without significant increases to headcount, and allows us to construct several projects in parallel without compromising on efficiency.

•

Long term, stable cash generation. We typically enter into 25-year, fixed price PPAs with government agencies and independent commercial businesses. As a result of generally reliable solar irradiation in India, our energy production under these PPAs has historically had little volatility, which, coupled with our low operating expenses, makes for predictable cash flows from these agreements.

•

Long term community support. We partner with local communities when we embark on a new project. We hire from local communities and generally lease land that has few alternative uses, providing local communities with a stream of discretionary cash flow without displacing alternative businesses. As a result we are able to build long term community relationships, which allows us to improve our time of completion, further reducing project development risk. Economic development also drives local power demand.

•

Strong management. Our strong management team has proven execution capabilities globally. Our senior leadership team consists of our founders, Inderpreet S. Wadhwa and Harkanwal S. Wadhwa, who are widely recognized experts in the Indian solar energy sector with track records of building successful businesses. Our board of directors also includes Robert Kelly, Barney Rush and Diane Farrell, who are well-respected global authorities in energy finance and public policy.

Our Business Strategy

Key elements of our business strategy include the following.

•

Continue to drive project cost reductions. Our mission is to be the lowest cost power producer in the world. Since inception, we have achieved a 73% reduction in total solar project cost, which includes a significant decrease in balance of systems costs due to our value engineering, design and procurement efforts. We will continue to reduce costs by leveraging our in-house EPC and O&M capabilities and by improving our negotiating power with technology providers and project lenders. We expect to further innovate our financing solutions to reduce the cost of energy for our customers and achieve grid parity with local alternatives in the utility market in the next few years.

•

Rapidly grow our project portfolio to achieve scale benefits. Since we built India’s first utility scale solar project in 2009, we have built and have committed to build 804MW of solar energy across 14 states and union territories in India as of January 31, 2016. We intend to rapidly grow our project portfolio, which will enable us to achieve further economies of scale. We have submitted bids for projects totaling an additional 480MW. We are targeting having 520MW operating by December 31, 2016. Our longer term goals are to achieve 1GW committed or operating by December 31, 2017 and 5GW by December 31, 2020. Our ability to achieve these goals will depend on, among other things, our ability to acquire the required land for the new capacity (on lease or direct purchase), raising adequate project financing and working capital, the growth of the Indian power market in line with current government targets, our ability to maintain our market share of India’s installed capacity as competition increases, the need to further strengthen our operations team to execute the increased capacity, and the need to further strengthen our systems and processes to manage the ensuing growth opportunities, as well as the other risks and challenges discussed under the caption “Risk Factors.” We plan to continue to expand our presence in new states in India and expand our business with existing customers to meet their clean energy needs through community-supported growth. We also plan to significantly expand our presence in commercial and micro-grid applications. In order to continue this growth, we plan to reinvest our operating cash flow into new project development and construction.

•

Maintain position as a top Indian solar company. We are the longest tenured solar power producer in India and we believe we have the largest portfolio of operating projects under the NSM and one of the largest portfolios of operating projects in India. By entering the market first and growing in line with the broader Indian solar opportunity, we have been able to develop a track record that is unmatched by competitors. As a result, we have developed critical operational expertise and regional knowledge that improves project performance and expedites project execution. Additionally, our purely solar model and pan-India presence should help us preserve our market leading position.

•

Leverage track record and management relationships to shape policy. We have petitioned governments at the local, state and central levels for substantial changes to solar policy that are essential to the advancement of the solar industry. For example, we filed suggestions with the Central Electricity

Regulatory Commission to set new guidelines and tariff orders for the sale and purchase of solar energy. In addition, under the NSM, we have advocated the use of financing instruments and transactions considered novel in the Indian solar sector, including bankable PPAs and compulsorily convertible debentures. This strategy is unique in the industry and will be critical both to our continued growth and to the development of the solar energy industry within India. We plan to leverage our track record, together with our management’s long-running relationships with policy-makers, to influence policy at all governmental levels.

•

Expand into new locations. As of January 31, 2016, we had a presence in 14 of 36 states and union territories in India. Given the strength of the solar resource throughout India and our distribution model, we intend to operate in every state that has structural power needs. We participate in both national and state level renewable energy auctions. We intend to continue to expand our presence into other states in India and other emerging markets with underserved electricity markets.

Research and Development

Our intellectual property is an essential element of our business, and our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. As of January 31, 2016, we had three pending patent applications. These applications include our real time and pre-paid solar power module, which enables automated services such as solar energy generation and provisioning, maintenance and billing and our manual solar tracking system, which allows us to control remotely our solar panels to follow the movement of the sun.

Customers

The following chart shows the commercial operation date, capacity, tariff, offtaker and duration of PPAs for our projects as of January 31, 2016.

Operational
Project Names	Commercial Operation Date(1)	Capacity (MW)	Tariff (Rs/kWh)	Offtaker	Duration of PPA in Years
Punjab 1	Q4 2009	2	17.91	NTPC Vidyut Vyapar Nigam	25

Punjab 2.1	Q3 2014	15	7.67	Punjab State Power Corporation Limited	25

Punjab 2.2	Q4 2014	15	7.97	Punjab State Power Corporation Limited	25

Punjab 2.3	Q4 2014	4	8.28	Punjab State Power Corporation Limited	25

Punjab 3.1	Q1 2016	24	7.19	Punjab State Power Corporation Limited	25

Punjab 3.2	Q1 2016	4	7.33	Punjab State Power Corporation Limited	25

Gujarat 1.1	Q2 2011	5	15.00(3)	Gujarat Urja Vikas Nigam Limited	25

Gujarat 1.2	Q4 2011	5	15.00(3)	Gujarat Urja Vikas Nigam Limited	25

Rajasthan 1	Q4 2011	5	11.94	NTPC Vidyut Vyapar Nigam Limited	25

Rajasthan 2.1	Q1 2013	20	8.21	NTPC Vidyut Vyapar Nigam Limited	25

Rajasthan 2.2	Q1 2013	15	8.21	NTPC Vidyut Vyapar Nigam Limited	25

Rajasthan 3.1	Q2 2015	20	5.45	Solar Energy Corporation of India	25

Rajasthan 3.2	Q2 2015	40	5.45	Solar Energy Corporation of India	25

Rajasthan 3.3	Q2 2015	40	5.45	Solar Energy Corporation of India	25

Rajasthan 4	Q4 2015	5	5.45	Solar Energy Corporation of India	25

Project Names	Commercial Operation Date(1)	Capacity (MW)		Tariff (Rs/kWh)	Offtaker	Duration of PPA in Years

Karnataka 1	Q1 2015	10		7.47	Bangalore Electricity Supply Company Limited	25

Uttar Pradesh 1	Q1 2015	10		8.99	Uttar Pradesh Power Corporation Limited	12

Chhattisgarh 1.1	Q2 2015	10		6.44	Chhattisgarh State Power Distribution Company Limited	25

Chhattisgarh 1.2	Q2 2015	10		6.45	Chhattisgarh State Power Distribution Company Limited	25

Chhattisgarh 1.3	Q3 2015	10		6.46	Chhattisgarh State Power Distribution Company Limited	25

Delhi 1.1	Q4 2015	1		5.43	Solar Energy Corporation of India	25

Total Capacity		270
Under Construction
Karnataka 2	Q1 2015	10		6.66	Bangalore Electricity Supply Company Limited	25
Karnataka 3.1	Q3 2016	50		6.89	Chamundeshwari Electricity Supply Corporation Limited	25
Karnataka 3.2	Q3 2016	40		6.93	Hubli Electricity Supply Company Limited	25
Karnataka 3.3	Q3 2016	40		6.96	Gulbarga Electricity Supply Company Limited	25
Andhra Pradesh 1(2)	Q1 2016	50		5.89(3)	Southern Power Distribution Company of Andhra Pradesh Limited	25

Bihar 1	Q3 2016	10		8.39	North Bihar Power Distribution Company Limited and South Bihar Power Distribution Company Limited	25

Delhi 1.2	Q1 2016	2		5.45	Solar Energy Corporation of India	25

Total Capacity		202
Committed

Punjab 4.1	Q1 2017	50		5.62	Punjab State Power Corporation Limited	25

Punjab 4.2	Q1 2017	50		5.63	Punjab State Power Corporation Limited	25

Punjab 4.3	Q1 2017	50		5.64	Punjab State Power Corporation Limited	25

Andhra Pradesh 2	Q1 2017	100		5.12	NTPC VidyutVyapar Nigam Limited	25

Uttar Pradesh 2	Q1 2017	50		4.78	NTPC Vidyut Vyapar Nigam Limited	25

Total Capacity		300
Commercial Rooftop
Commissioned
Gujarat Rooftops	2013	2.5			Torrent Power Limited	25

DLF (total)	2013-2015	1.46	(4)		DLF Limited	25

Uttar Pradesh Rooftop 1	Q1 2015	0.555			Indosolar Limited	25

Project Names	Commercial Operation Date(1)	Capacity (MW)		Tariff (Rs/kWh)	Offtaker	Duration of PPA in Years

Delhi Rooftop 1	Q2 2015	0.056			Delhi Gymkhana Club Limited	25

Delhi Rooftop 2	Q2 2015	0.178			Taj Sats Air Catering Limited	20

Punjab Rooftop 1	Q3 2015	1			JCBL Limited	25

Total Capacity		5.749
Under Construction
Oberoi (total)	Q2 2016	1.03	(5)		Oberoi Resorts/EIH Limited	15

Punjab Rooftop 2	Q1 2016	10			Punjab State Power Corporation Limited	25

Delhi Rooftop 3	Q2 2016	1.00			Indraprastha Power Generation Co. Limited	25

Total Capacity		12.03
Committed

Delhi Rooftop 4	Q3 2017	10			Delhi Metro Rail Corporation	25
Odisha Rooftop 1	Q2 2017	4			Green Energy Development Corporation of Odisha	25

Total Capacity		14
Total Capacity (all projects)		804

Notes:

(1)	Refers to the applicable quarter of the calendar year. There can be no assurance that our projects under construction and our committed projects will be completed on time or at all. See “Risk Factors – Our construction activities may be subject to cost overruns or delays.”
(2)	Hanwha Q Cells Korea holds a minority interest against its investment of Rs. 316.9 million.
(3)	Current tariff, subject to escalation, as disclosed under “Business—Portfolio of Solar Energy Projects—Operational Projects.”
(4)	PPAs for 2.246MW are signed. 1.46MW of the project has commenced operations.
(5)	0.0529MW of the project has commenced operations.

We have signed long term PPAs with central and state-run utilities, government-backed corporations and commercial users. As of January 31, 2016, our offtakers included:

Government

•

NTPC Vidyut Vyapar Nigam Limited — a government company that is a 100% owned subsidiary of NTPC Limited, the leader in power generation in India. NTPC Vidyut Vyapar Nigam Limited was designated under the NSM to be the agency responsible for procuring solar power by entering into PPAs with project developers

•	Gujarat Urja Vikas Nigam Limited — a state-run utility

•	Punjab State Power Corporation Limited — a state-run utility

•	Uttar Pradesh Power Corporation Limited — a state-run utility

•	Bangalore Electricity Supply Company Limited — a state-run utility

•

Solar Energy Corporation of India — a not-for-profit company established under the administrative control of the Indian Ministry of New and Renewable Energy, or the MNRE, and an agency responsible for facilitating implementation of the NSM

•	Chamundeshwari Electricity Supply Corporation Limited — a state-run utility

•	Hubli Electricity Supply Company Limited — a state-run utility

•	Gulbarga Electricity Supply Company Limited — a state-run utility

•	Southern Power Distribution Company of Andhra Pradesh Limited — a state-run utility

•	North Bihar Power Distribution Company Limited and South Bihar Power Distribution Company Limited — state-run utilities

•	Chhattisgarh State Power Distribution Company Limited — a state-run utility

•	Indraprastha Power Generation Company Limited — a state-run utility

Commercial

•	Torrent Power Limited — a large Indian power generator and distributor

•	DLF Limited — one of the largest residential, commercial and retail property developers in India

•	Delhi Gymkhana Club Limited — one of India’s oldest clubs

•	Taj Sats Air Catering Limited — a joint venture of Indian Hotels Company, which is an affiliate of the Tata Group, a global enterprise headquartered in India, and SATS Limited

•	Indosolar Limited — leading Indian manufacturer of solar photovoltaic cells

•	The Oberoi Group — a global premium chains of hotels, headquartered in Delhi

•	JCBL Limited — a conglomerate with diversified solutions in automobile, pharmaceutical, design, information technology, hand tools, automobile parts and international business

•	Trident — a premium hotel chain in India

•	Delhi Metro Rail Corporation — a state public sector transportation company that operates the Delhi Metro

Illustrative Projects

Punjab 1 Project

The Punjab 1 project was a 2MW plant in Awan Village, Amritsar district, that became operational in 2009. This was India’s first private megawatt capacity solar power project. We entered into a 25-year PPA with NTPC Vidyut Vyapar Nigam Limited with a tariff of Rs. 17.91 per kilowatt hour. NTPC Vidyut Vyapar Nigam Limited was mandated under the NSM to procure solar power to help distribution companies meet their solar renewable purchase obligations competitively. NTPC Vidyut Vyapar Nigam Limited bundles solar power with coal power to reduce the cost to the distribution companies. Consistent with our inclusive growth model, this project was built on community leased land.

Rajasthan Projects

The first Rajasthan project for 5MW was signed with NTPC Vidyut Vyapar Nigam Limited at a tariff of Rs. 11.94 per kilowatt hour for 25 years. The project was financed with a loan of US$15.78 million for a tenure of approximately 16.5 years.

The second Rajasthan portfolio, comprised of two projects for a total of 35MW, was signed at a tariff of Rs. 8.21 per kilowatt hour for 25 years.

The abovementioned Rajasthan projects were built on a barren government desert in the western state of Rajasthan, land that has few alternative uses. These are a part of three projects totaling 40MW with over 400,000 solar panels. The lease rentals from the project create a revenue source for the government while meeting its clean energy mandate.

The third Rajasthan portfolio is comprised of three projects with a total capacity of 100MW. Each project PPA was won under NSM auctions with a VGF component. We were able to secure a total VGF of Rs. 1,860 million for these projects, which was the highest allotment of total available VGF. The PPA offtaker is the Solar Energy Corporation of India at a tariff of Rs. 5.45 per kilowatt hour. The projects were constructed for a total gross project cost of Rs. 7,301 million. Spread across over 717 acres of land in Jodhpur, these projects commenced operations in May 2015, making Azure the largest owner and operator of NSM projects totalling 142MW.

Modules for a total of 60MW have been completely manufactured in India, which is a significant milestone in supporting the Indian government’s “Make in India” initiative in the solar power sector.

Chhattisgarh Projects

Chhattisgarh 1 is a 30MW project representing a portfolio of three projects of 10MW each under the Chhattisgarh Solar Policy, 2012-2017. Each of the three PPAs for the project were signed with Chhattisgarh State Power Distribution Company Limited for a tenure of 25 years with a tariff of Rs. 6.45 per kilowatt hour. The projects commenced operations between May 2015 and August 2015. The development and construction of the project was financed with a loan of Rs. 1,601 million for a tenure of 14 years. Debt comprised 75% of the project cost.

Gandhinagar Smart City Rooftop Project

We operate India’s largest and first distributed rooftop solar city program in the western capital city of Gandhinagar, Gujarat. A 25-year PPA for 2.5MW was entered into with the city’s private distribution company, Torrent Power Limited. We signed up 161 residential and 31 government buildings on long term leases, putting up 2.5MW total capacity of solar in the city.

We provide solar powered electricity directly to the consumers and the building owners receive a revenue share from the energy generated on their roofs. This business model allows seamless collaboration between various stakeholders: policy makers, regulators, individual rooftop owners and utilities, who are able to meet their renewable purchase obligations by procuring solar power. World Bank recognized the project as one of the Top 10 public-private partnerships of 2013 in the Asia Pacific region. We believe that with strong policy support and decreasing solar power tariff, this model can help increase the reach of solar power to consumers and convert cities into power generation hubs. In the long term, this helps remove the need for capital subsidies and reduces long term electricity cost.

This project was financed with a loan of Rs. 143.74 million for a tenure of 15 years. Debt comprised 69% of the project cost.

Micro-Grids in Bihar and Uttar Pradesh

We are working on building microgrid projects in several unelectrified clusters in several states. We plan to take part in state and federal tendered bids. These bids are typically for 100 to 200kW central generating stations with storage and basic household lighting packages for providing electricity 10 to 12 hours per day at a fixed monthly rate per household.

Competition

We believe our primary competitors are other solar developers such as SunEdison, Inc., First Solar, Inc. and ACME Cleantech Solutions Private Limited. Competition to acquire new projects occurs at the development stage as we bid for long term PPAs in central and state solar power auctions. We compete with other solar developers based on a number of factors, including the sourcing of solar projects, reputation and track record, relationship with government authorities, access to capital and control over quality, access to project land, efficiency and reliability in project development. Based on these factors, we believe that we compete favorably with our competitors in the regions we service.

We also compete with utilities generating power from conventional fossil fuels. Utilities generating conventional energy face rising costs as the constraints on domestic fuel supply continue and these energy sources do not benefit from various governmental incentives available to renewable energy producers. As we reduce our levelized cost and achieve parity with conventional energy suppliers, we expect to compete favorably with these suppliers on the basis of cost and reliability.

However, we cannot guarantee that some of our competitors do not or will not have advantages over us in terms of larger size, internal access to solar panels and greater operational, financial, technical, management, lower cost of capital or other resources. See “Risk Factors — Risks Related to Our Business and Industry — We face significant competition from traditional and renewable energy companies.”

Employees

As of January 31, 2016, we had 327 full time employees. We consider our relations with our employees to be amicable. The following table sets forth the number of our employees for each of the major functions as of January 31, 2016:

Number of Employees
Project Development	31
EPC	125
O&M	58
Management and Administrative	113

Total	327

Facilities

Our principal executive offices are located at 8, 17, 18, 19 and 20 Local Shopping Complex, Pushp Vihar, Madangir, New Delhi 110062, India, which occupies approximately 20,410 square feet of space. Our power projects are located primarily on land leased from the state governments and third parties and freehold land purchased by us from private individuals and entities.

The following table sets forth the details of our tangible fixed assets associated with our utility scale power projects as of January 31, 2016.

Projects	Productive Capacity (MW)	Size (Acres)	Ownership(1)	Location
Punjab 1	2	12	Leasehold	Punjab
Gujarat 1	10	59.7	Freehold	Gujarat
Rajasthan 1	5	43	Leasehold	Rajasthan
Rajasthan 2	35	302	Leasehold	Rajasthan
Punjab 2	34	181	Leasehold	Punjab
Uttar Pradesh 1	10	56	Freehold	Uttar Pradesh
Karnataka 1	10	45	Freehold	Karnataka
Rajasthan 3	100	717	Leasehold	Rajasthan
Chhattisgarh 1	30	150.05	Freehold	Chhattisgarh
Karnataka 2	10	50.05	Freehold	Karnataka
Punjab 3	28	147.3	Leasehold	Punjab
Rajasthan 4	5	25	Leasehold	Rajasthan
Karnataka 3	130	668.2	Freehold	Karnataka
Andhra Pradesh 1	50	211.34	Freehold	Andhra Pradesh
Bihar 1	10	56.3	Freehold	Bihar
Delhi 1	3	17	Leasehold	Delhi

(1)	Our leasehold land is typically leased for 30 to 35 years, but our PPAs are generally for a term of 25 years.

We believe that our facilities are in good condition and generally suitable and adequate for our needs in the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth.

Project Development

We participate in central- and state-level renewable energy auctions to build our utility scale portfolio. Our track record and size ensure we are able to participate in all auctions. Our in-house EPC and O&M capabilities and our pan-India presence provide us with greater visibility into competitive metrics, which allows us to bid strategically to maintain a high win rate while preserving good project economics.

The major stages of project sourcing, development and operation:

•

Bidding. We have a well-organized process to effectively track all the policies and bid updates in the market. Once a tender is tracked, relevant information sourced from the request for proposal document is discussed with the finance and technical teams and approved by the relevant committees before a strategic decision is made to participate in the bid. We also have an in-house project development information database which help us predict and bid the most effective tariff in the market. Once the bid is won, a letter of intent is issued and all the departments initiate their activities. Afterwards, the PPA is signed, which reflects the commercial operation date before which a plant should be commissioned.

•

Land acquisition. Generally once the letter of intent is received, we obtain the relevant land permits depending on whether the land is government-owned or private. When the land is privately owned, we identify the appropriate parcels of land and due diligence is conducted by a local legal counsel. We also undertake certain compliance measures, including technical diligence, soil testing, local advertisement, stakeholder consultation and land registration after which acquisition is complete. When the land is government-owned, we identify the suitable parcels of land from the responsible agency and obtain approval from the relevant authority.

•

Financing. The projects are generally financed with 75:25 debt-to-equity ratio. To enable rapid operation of our projects, we use short term credit facilities that are refinanced with long term project finance facilities. We invest equity from internal accruals and new financings to help growth and lower financing costs.

•

Material Delivery and Installation. Our procurement and construction teams work very closely to construct and deliver the plant in the most efficient manner. A detailed project plan is made and the progress tracker on the delivery and construction is reviewed very closely. Accordingly, we have consistently commissioned our projects before the commercial operation date.

•

Monitoring and Maintenance. Our operations team monitors performance of all the projects near real time from the NOCC, which allow us to respond rapidly to potential generation anomalies. They also perform scheduled preventive maintenance tasks on daily, weekly, monthly, and annual intervals to ensure our plants run smoothly and at high efficiency.

Suppliers and Service Providers

We purchase major components such as solar panels and inverters directly from multiple manufacturers. There are several suppliers in the market and we select our suppliers based on expected cost, reliability, warranty coverage, ease of installation and other ancillary costs. As of the date of this prospectus, our primary solar panel suppliers were First Solar FE Holdings PTE Ltd. and Waaree Energies Pvt. Ltd., and our primary inverter suppliers were SMA Solar Technology AG, Schneider Electric India Pvt. Ltd., and Bonfiglioli Renewable Power Conversion India Pvt Ltd. We also source copper cables from General Cable Corporation and solar mounting structures from Unirac, Inc. We also engage the engineering services of Lahmeyer Group, Black & Veatch and Fichtner Consulting Engineers. We typically enter into master contractual arrangements with our major suppliers that define the general terms and conditions of our purchases, including warranties, product specifications, indemnities, delivery and other customary terms. We normally purchase solar panels and the balance of system components on an as-needed basis from our suppliers at then-prevailing prices pursuant to purchase orders issued under our master contractual arrangements. We generally do not have any supplier arrangements that contain long-term pricing or volume commitments, although at times in the past we have made limited purchase commitments to ensure sufficient supply of components. The prices of components for our solar power plants have declined over time as the manufacturers have lowered their cost of production, although the pace of this decline has been slowing recently. We have placed over $300 million in supplier purchases to date.

In addition, in April 2010, we entered into an agreement with SunEdison Energy India Private Limited, or SunEdison, whereby upon the satisfaction of certain conditions, SunEdison would provide monitoring technologies and hardware at cost to 25MW of our utility scale projects in India. The Company has entered into a strategic agreement in which Hanwha Q Cells Korea Corporation has invested INR 316.9 million in Andhra Pradesh 1 project. We have entered into a master supply agreement with First Solar FE Holdings Pte. Limited for

190 MW offering preferential payments terms and supply credit for up to two years from supply date. Furthermore, we source lender technical due diligence and supplier third party certification from Lahmeyer International (India) Private Limited.

Portfolio of Solar Energy Projects

We have strategically focused on developing a pan-India portfolio of solar assets contracted under 12 to 25 year PPAs. As of January 31, 2016, we operated 21 utility scale projects and several commercial rooftop projects with a combined rated capacity of 276MW. As of such date, we were also constructing ten projects with a combined rated capacity of 214MW and had an additional 314MW of projects committed, bringing our total portfolio capacity to 804MW. Under our PPAs, we set up our solar energy plants either at our customer premises or in close proximity to the grid interconnection point. Generally the distance from our power plant to the grid interconnection point ranges from five to 20 kilometers.

Operational Projects

State of Punjab

Punjab 1 is a 2MW project, which was commissioned in 2009 and was migrated under Phase I Batch II of the NSM. The offtaker for the project is NTPC Vidyut Vyapar Nigam Limited, with a tariff of Rs. 17.91 per kilowatt hour for a period of 25 years, effective as of the execution of the PPA in October 2010. This was also the first utility scale solar project built in India, making us the longest operating solar company in India.

Punjab 2 represents a portfolio of three projects. Punjab 2.1 is a 15MW project that commenced commercial operations in September 2014. The PPA was signed in December 2013 with Punjab State Power Corporation Limited at a tariff rate of Rs. 7.67 per kilowatt hour for 25 years. The PPAs for Punjab 2.2 for 15MW and Punjab 2.3 for 4MW were signed in December 2013 with Punjab State Power Corporation Limited at tariff rates of Rs.7.97 (15MW) and Rs. 8.28 (4MW) per kilowatt hour, respectively, for 25 years. Both of the projects commenced operations in October 2014.

Punjab 3 represents a portfolio of two projects, Punjab 3.1 and Punjab 3.2, with capacities of 24MW and 4MW, respectively. PPAs for both projects were signed with Punjab State Power Corporation Limited in March 2015 with a tariff of Rs. 7.19 per kilowatt hour for Punjab 3.1 and Rs. 7.33 per kilowatt hour for Punjab 3.2. The term of each PPA is 25 years and the projects commenced operations in January 2016.

State of Gujarat

Gujarat 1 is a 10MW project under the Gujarat Solar Policy 2009. We entered into a PPA with Gujarat Urja Vikas Nigam Limited in April 2010 for a period of 25 years at a tariff rate of Rs. 15 per kilowatt hour for the first 12 years and Rs. 5 per kilowatt hour for the remainder of the term of the contract. The project was constructed in two phases.

Gujarat 1.1 was constructed over a period of nine months and is a 5MW project that commenced commercial operations in June 2011. Gujarat 1.2 was constructed over a period of 13 months and is a 5MW project that commenced operations in November 2011. On commissioning, this was the largest grid connected private solar power plant in the country and is spread across Khadoda and Sinhol villages in the Sabarkatha District.

State of Rajasthan

Under the NSM, we have entered into multiple 25-year PPAs with NTPC Vidyut Vyapar Nigam Limited.

Rajasthan 1 is a 5MW project that was constructed over a period of nine months. The project was commissioned in December 2011. The PPA was signed in January 2011 with NTPC Vidyut Vyapar Nigam Limited with a tariff of Rs. 11.94 per kilowatt hour for a period of 25 years.

Rajasthan 2 represents a portfolio of two projects that was constructed over 11 months. The two PPAs for Rajasthan 2.1 and Rajasthan 2.2 were signed in January 2012 with NTPC Vidyut Vyapar Nigam Limited, each with a tariff of Rs. 8.21 per kilowatt hour for a period of 25 years. Rajasthan 2.1 is a 20MW project that commenced commercial operations in the first quarter of 2013. Rajasthan 2.2 is a 15MW project that commenced operations in the first quarter of 2013.

Rajasthan 3 represents a portfolio of three projects with a total of 100MW under Phase II Batch I of the NSM. It is comprised of Rajasthan 3.1 of 20MW, Rajasthan 3.2 of 40MW and Rajasthan 3.3 of 40MW. PPAs for each of the three projects were signed with the Solar Energy Corporation of India in March 2014 for a period of 25 years at a tariff of Rs. 5.45 per kilowatt hour with VGF. This was one of the largest portfolios won under the policy with a total VGF amount of Rs. 1,860 million, which is the highest allotment of the total available VGF. Spread across over 717 acres of land in Jodhpur, these projects commenced operations in May 2015, making Azure the largest owner and operator of NSM projects totalling 142MW.

Rajasthan 4 is a 5MW project, for which the PPA was signed with Solar Energy Corporation of India in February 2015. The PPA was signed with Solar Energy Corporation of India for a tenure of 25 years with a tariff of Rs. 5.45 per kilowatt hour and VGF of Rs. 64.5 million for the total capacity of 5MW. The project commenced operations in November 2015.

Modules for a total of 60MW have been completely manufactured in India, which is a significant milestone in supporting the Indian government’s “Make in India” initiative in the solar power sector.

State of Karnataka

Karnataka 1 is a 10MW project, for which the PPA was signed with Bangalore Electricity Supply Company Limited in January 2014 with a tariff of Rs. 7.47 per kilowatt hour for 25 years. The project commenced operations in January 2015.

State of Uttar Pradesh

Uttar Pradesh 1 is a 10MW project, for which the PPA was signed in December 2013 with Uttar Pradesh Power Corporation Limited with a tariff rate of Rs. 8.99 per kilowatt hour for 12 years. The project commenced operations in January 2015.

State of Chhattisgarh

Chhattisgarh 1 is a 30MW project representing a portfolio of three projects of 10MW each under the Chhattisgarh Solar Policy, 2012-2017. Each of the three PPAs for the project were signed with Chhattisgarh State Power Distribution Company Limited for a tenure of 25 years at tariff rates of Rs. 6.44, Rs. 6.45 and Rs. 6.46 per kilowatt hour, respectively, for a period 25 years. The projects commenced operations between May 2015 and August 2015. Upon commissioning of the first 10MW project, this was the largest grid connected private solar power plant in the state.

State of Delhi

Delhi 1 is a 3MW project for which the letter of intent was received from Solar Energy Corporation of India with a tariff of Rs. 5.43 per kilowatt hour and VGF of Rs. 13.7 million for a period 25 years. This is a two phase project. The first phase for 1MW (Delhi 1.1) commenced operation in October 2015 and the second phase for 2MW (Delhi 1.2) is expected to commence operations in the first quarter of 2016.

Under Construction Projects

State of Karnataka

Karnataka 2 is a 10MW project under the Karnataka Solar Policy, 2014-2021. The PPA was signed with Bangalore Electricity Supply Company Ltd. in September 2014 at a tariff of Rs. 6.66 per kilowatt hour for 25 years. This project is expected to commence operations by the first quarter of 2016.

Karnataka 3 is a 130MW project, under the Karnataka Solar Policy, 2014-2021. This project represented a 26% win of the auction for a total of 500MW. The project is divided in three sub-projects.

Karnataka 3.1 is a 50MW project. The PPA for the project was signed in January 2015 with Chamundeshwari Electricity Supply Corporation Limited at a tariff rate of Rs. 6.89 per kilowatt hour for 25 years. This project is expected to commence operations by the third quarter of 2016.

Karnataka 3.2 is a 40MW project. The PPA for this project was signed with Hubli Electricity Supply Company Limited in January 2015 at a tariff rate of Rs. 6.93 per kilowatt hour for 25 years. This project is expected to commence operations by the third quarter of 2016.

Karnataka 3.3 is a 40MW project. The PPA for this project was signed by Gulbarga Electricity Supply Company Limited in January 2015 at a tariff rate of Rs. 6.96 per kilowatt hour for 25 years. This project is expected to commence operations by the third quarter of 2016.

State of Bihar

Bihar 1 is a 10MW project, for which the PPA was signed with North Bihar State Power Distribution Company Limited, or NBPDCL, and South Bihar Power Distribution Company Limited, or SBPDCL, in January 2015 at a tariff of Rs. 8.39 per kilowatt hour for 25 years. Per the terms of the PPA, the PPA and relevant project documents are to be assigned to either NBPDCL or SBPDCL at a later date depending on the final location of the project. The project is expected to commence operations by the third quarter of 2016.

State of Andhra Pradesh

Andhra Pradesh 1 is a 50MW project. The PPA was signed with Southern Power Distribution Company of Andhra Pradesh Limited in December 2014 with a tariff of Rs. 5.89 per kilowatt hour for one year, increasing by 3% per annum from years two to ten and thereafter at the same tariff as that in year ten for the remainder of the 25-year term. This project is expected to commence operations by the first quarter of 2016.

Committed Projects

State of Punjab

Punjab 4 represents a 150MW project, representing a portfolio of three projects of 50MW each, for which PPA will be signed with Punjab State Power Corporation Limited at a weighted average tariff of Rs 5.63 per kilowatt hour. The project is expected to commence operations within 12 months after the signing of the PPA.

State of Andhra Pradesh

Andhra Pradesh 2 is a 100MW project for which the PPA will be signed with NTPC Limited with a tariff of Rs 5.12 per kilowatt hour and the letter of intent for the project indicates a project period of 25 years. The project is expected to commence operations within 13 months after the signing of the PPA.

State of Uttar Pradesh

Uttar Pradesh 2 is a 50MW project for which the PPA will be signed with NTPC Limited with a tariff of Rs 4.78 per kilowatt hour. The project is expected to commence operations within 13 months after the signing of the PPA.

Portfolio of Rooftop Projects

As of January 31, 2016 we had a total of 28MW of distributed rooftop solar capacity across ten states at various stages of operation. We manage over 200 rooftop sites with a further over 300 sites under development. The business model is similar to the ground-mount projects, where we enter into PPAs with various power distributor agencies or private, government or commercial users directly for 12 to 25 years at an agreed tariff for the period. The tariff rate ranges from Rs. 5.55 to Rs. 11.21 per kilowatt hour.

Operational

Gujarat Rooftop Project

The Gujarat Rooftop 1 project is a 2.5MW rooftop project that commenced operations in April 2013. We were the first and largest distributed solar rooftop project operational in the country. The PPA was signed with Torrent Power Limited, a leading brand in the Indian power sector for a period of 25 years. The project was recognized by the World Bank as one of the Top 10 public-private partnerships of 2013 in the Asia Pacific region.

DLF Rooftop Project

The DLF project is a 2.246MW rooftop project distributed on the rooftops across seven states and union territories: Tamil Nadu (0.467MW), Telengana (0.519MW), West Bengal (two sites of 0.035MW and 0.121MW, respectively, of which 0.149MW is operational), Uttar Pradesh (0.368MW, of which 0.040MW is operational), Delhi (0.040MW), Chandigarh (0.45MW, yet to be commissioned) and Haryana (0.246MW). DLF Utilities Limited is a residential, commercial and retail property developer. A total of 14 PPAs were signed with DLF Utilities Limited in between June and March 2015 for 25 years.

Uttar Pradesh Rooftop Project

The Uttar Pradesh rooftop project is a 0.555MW project in the state of Uttar Pradesh. The PPA was signed with Indosolar Limited, an Indian manufacturer of solar photovoltaic cells, in July 2014 for a period of 25 years. The project commenced operations in March 2015.

Delhi Rooftop Project

The Delhi rooftop 1 project is a 0.056MW project in Delhi. The PPA was signed in December 2014 with Delhi Gymkhana Club Limited, one of India’s oldest clubs, for a period of 25 years. The project commenced operations in April 2015.

The Delhi rooftop 2 project is a 0.178MW project in Delhi. The PPA was signed with Taj Sats Air Catering Limited in April 2014 for a period of 20 years. Taj Sats Air Catering Limited is a joint venture of Indian Hotels Company, which is an affiliate of the Tata Group, a global enterprise headquartered in India, and SATS Limited, an entity formerly known as Singapore Airport Terminal Services. The project commenced operations in June 2015.

Punjab Rooftop Project

The Punjab rooftop 1 project is a 1MW project in the industrial city of Ludhiana. The PPA for this project was signed in May 2015 with JCBL Ltd. for a period of 25 years. The project commenced operations in July 2015.

Under Construction

Punjab Rooftop Project

The Punjab rooftop 2 project is a 10MW project. The PPA was signed with Punjab State Power Corporation Limited. in March 2015 for a period of 25 years. The project is expected to commence operations by the first quarter of 2016.

Oberoi Rooftop Project

The Oberoi rooftop project is a portfolio of five rooftop projects with a total of 1.030MW, spread across three states: Haryana (0.636MW), Uttar Pradesh (0.161MW, of which 0.053MW is operational) and Rajasthan (0.259MW). The PPA for each project was signed in May 2015 for a period of 15 years with the affiliated entities of Oberoi Hotels and Resorts, a part of the Oberoi Group. The Oberoi Group also manages hotels under the brand Trident.

Delhi Rooftop Project

The Delhi rooftop 3 project is a portfolio of several rooftop projects with a total capacity of 1MW in Delhi. The tender was called by Indraprastha Power Generation Co. Ltd. (IPGCL) and the letter of intent for the project indicates a project period of 25 years.

Committed

Delhi Rooftop Project

The Delhi rooftop 4 project is a portfolio of several rooftop projects with a total capacity of 10MW in Delhi. The tender was called by Delhi Metro Rail Corporation Limited and the letter of intent for the project indicates a project period of 25 years.

Odisha Rooftop 1

The Odisha Rooftop 1 project is a portfolio of several rooftop projects with a total capacity of 4MW in Odisha. The tender was called by Green Energy Development Corporation of Odisha with a project period of 25 years.

Legal Proceedings

We are currently involved in and may from time to time, become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently party to any legal proceedings that, in the opinion of our management, would reasonably be expected to have a material adverse effect on our business, financial condition, operating results or cash flows if determined adversely to us. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Government Regulations

The Electricity Act, 2003

The Electricity Act, 2003, or Electricity Act, regulates and governs the generation, transmission, distribution, trading and use of electricity in India. Under the Electricity Act, the transmission, distribution and trade of electricity are regulated activities that require licenses from the relevant electricity regulatory commission (Central Electricity Regulatory Commission), State Electricity Regulatory Commissions, or SERCs, or the joint commission (constituted by an agreement entered into by two or more state governments or the central government in relation to one or more state governments, as the case may be).

In terms of the Electricity Act, any generating company may establish, operate and maintain generating stations without obtaining a license if it complies with prescribed technical standards relating to grid connectivity. The generating company is required to establish, operate and maintain generating stations, tie-lines, sub-stations and dedicated transmission lines.

Further, the generating company may supply electricity to any licensee or even directly to consumers, subject to availing open access to the transmission and distribution systems and payment of transmission charges, including wheeling charges and open access charges, as may be determined by the relevant electricity regulatory commission. In terms of the Electricity Act, open access means the non-discriminatory provision for the use of transmission lines or distribution system or associated facilities with such lines or system, by any licensee or consumer or a person engaged in generation in accordance with the regulations specified by the relevant electricity regulatory commission.

The relevant electricity regulatory commission is empowered to, among other things, determine or adopt the tariff for supply of electricity from the generating company to a distribution licensee (such as the distribution utility companies), for transmission of electricity, wheeling of electricity and retail sale of electricity. However, the relevant electricity regulatory commission may, in case of shortage of supply of electricity, fix the minimum and maximum tariffs for sale or purchase of electricity under agreements between a generating company and a licensee or between licensees, for a period not exceeding one year, to ensure reasonable prices of electricity. While determining the tariff, commissions are required to be guided by, among others, the promotion of co-generation and generation of electricity from renewable sources of energy.

Under the Electricity Act, certain offences including the theft of electricity, electric lines and materials, interference with meters or works of a licensee, the negligent waste of electricity and non-compliance of orders or directions attract monetary penalties ranging from Rs. 0.01 million to Rs. 0.1 million and imprisonment for periods ranging from three months to three years. Additionally, non-compliance with orders of the Regional Load Dispatch Centre and State Load Dispatch Centre may result in penalties of up to Rs. 15 million.

Further, the Electricity Rules, 2005, or the Electricity Rules, also prescribe a regulatory framework for developing captive generating plants. Pursuant to the Electricity Rules, a power plant shall qualify as a captive power plant only if not less than 26% of the ownership is held by captive users and not less than 51% of the aggregate electricity generated in such plant, determined on an annual basis, is consumed for captive use. Further, in case of association of persons, the captive users are required to hold not less than 26% of the ownership of the plant in aggregate and consume not less than 51% of the electricity generated, determined on an annual basis, in proportion to their share ownership in the power plant within a variation not exceeding 10%.

In case of a generating station owned by a company formed as a special purpose vehicle, the electricity required to be consumed by captive users is to be determined with reference to such unit or units identified for captive use and not with reference to the generating station as a whole and equity shares to be held by the captive users must not be less than 26% of the proportionate equity interest of the company related to the generating unit or units identified as the captive generating plant.

The Electricity (Amendment) Bill, 2014 was introduced in the lower house of the Indian Parliament to amend certain provisions of the Electricity Act. Among others, the amendment empowers the Indian government to establish and review a national renewable energy policy, tariff policy and electricity policy. Further, the Indian government may, in consultation with the state governments, notify policies and adopt measures for promotion of renewable energy generation including through tax rebates, generation linked incentive, creation of national renewable energy fund, development of renewable industry and for effective implementation and enforcement of such measures.

The generating company is also required to ensure compliance with certain other regulations, including the Central Electricity Authority (Safety Requirements for Construction, Operation and Maintenance of Electrical Plants and Electric Lines) Regulations, 2011.

The National Electricity Policy, 2005

The Indian government approved the National Electricity Policy on February 12, 2005, in accordance with the provisions of the Electricity Act. The National Electricity Policy, 2005 has material effects on our business since it provides the policy framework to the central and state Electricity Regulatory Commission in developing the power sector, supplying electricity and protecting interests of consumers and other stakeholders, while keeping in view the availability of energy resources, technology available to exploit such resources, economics of generation using different resources and energy security issues. The National Electricity Policy emphasizes the need to promote generation of electricity based on non-conventional sources of energy.

The National Electricity Policy provides that the SERCs should specify appropriate tariffs in order to promote renewable energy, until renewable energy power producers relying on non-conventional technologies can compete with conventional sources of energy. The SERCs are required to ensure progressive increase in the share of generation of electricity from renewable energy sources and provide suitable measures for connectivity with grid and sale of electricity to any person. Further, the SERCs are required to specify, for the purchase of electricity from renewable energy sources, a percentage of the total consumption of electricity in the area of a distribution licensee. Furthermore, the National Electricity Policy provides that such purchase of electricity by distribution companies should be through a competitive bidding process. The National Electricity Policy permits the SERCs to determine appropriate differential prices for the purchase of electricity from renewable energy power producers, in order to promote renewable sources of energy.

The National Tariff Policy, 2006

The Indian government approved the National Tariff Policy on January 6, 2006, in accordance with the provisions of the Electricity Act. The National Tariff Policy, 2006 indirectly impacts our business because it provides the policy framework to the Electricity Regulation Commissions as described below. The National Tariff Policy requires all the SERCs to specify minimum percentages for electricity to be purchased from renewable energy sources. While deciding such percentage, the SERCs must take into account the availability of such resources in the region and its impact on retail tariffs. The National Tariff Policy further provides that procurement of electricity by distribution companies from renewable energy power producers must be done at preferential tariffs determined by the SERCs. Such procurement of electricity by distribution companies for future requirements is to be done, as far as possible, through a competitive bidding process in accordance with the provisions of the Electricity Act among suppliers offering energy from same type of non-conventional sources.

Central Electricity Regulatory Commission (Terms and Conditions for Tariff Determination from Renewable Energy Sources) Regulations, 2012

The Central Electricity Regulatory Commission has announced the Central Electricity Regulatory Commission (Terms and Conditions for Tariff Determination from Renewable Energy Sources) Regulations, 2012, or Tariff Regulations, which prescribes the criteria that may be taken into consideration by the SERCs while determining the tariff for the sale of electricity generated from renewable energy sources which include, among others, return on equity, interest on loan capital and depreciation. Accordingly, such tariff cannot be determined independently by renewable energy power producers such as our company. Pursuant to the National Tariff Policy, the Central Electricity Regulatory Commission is required to determine the rate of return on equity which may be adopted by the SERCs to determine the generic tariff, keeping in view the overall risk and prevalent cost of capital, which factors are also to be taken into consideration by SERCs while determining the tariff rate. The Tariff Regulations prescribe that the normative return on equity shall be 20% per annum for the first 10 years and 24% per annum from the 11th year onwards.

The Tariff Regulations also provide the mechanism for sharing of carbon credits from approved clean development mechanism projects between renewable energy power producers and the concerned beneficiaries. Under the Tariff Regulations, the project developer is entitled to retain 100% of the gross proceeds on account of clean development mechanism project benefit in the first year after the date of commercial operation of the generating station. Subsequently, in the second year, the share of the beneficiaries is increased to 10% and then progressively increased by 10% every year until it reaches 50% after which the clean development mechanism project proceeds are to be shared equally between the generating company and the beneficiaries.

Jawaharlal Nehru National Solar Mission

The NSM was approved by the Indian government on November 19, 2009 and launched on January 11, 2010. The NSM has set a target of 20,000MW of solar power in India by 2022 and seeks to implement and achieve the target in three phases (Phase I from 2012 to 2013, Phase II from 2013 to 2017 and Phase III from 2017 to 2022). NSM aims at creating conditions for rapid scale up of capacity and technological innovation to drive down costs towards grid parity.

Under the Guidelines for Selection of New Grid Connected Solar PV Power Projects Batch II, or the NSM Guidelines, issued in August 2011, which are applicable to solar power projects commissioned in Batch II of Phase I of the NSM, solar power projects are selected through a reverse bidding mechanism. In this process, solar power projects offering the maximum discount in Rs/kWh on the applicable tariff as approved by the Central Electricity Regulatory Commission are selected first. The project developer is then required to provide certain performance and other bank guarantees to the NTPC Vidyut Vyapar Nigam Limited, which are valid for a period of 16 months from the date of signing the PPA, for the solar photovoltaic projects. NTPC Vidyut Vyapar Nigam Limited subsequently enters into a PPA with project developers in respect of solar photovoltaic projects connected to the grid above 33kW and commissioned before March 2013. After execution of the PPA, the controlling shareholding by the promoter (i.e., more than 50% of the voting rights) in the company developing the project is required to be maintained for a period of one year after commencement of supply of power. Thereafter, any change can be undertaken upon informing the NTPC Vidyut Vyapar Nigam Limited.

Pursuant to the payment security scheme sanctioned by the MNRE for grid connected solar power projects under Phase I of the NSM, the power purchaser is required to open a letter of credit in favor of the project developer to ensure timely payments to the project developer, and in case of any default in payment by the relevant power purchaser, such letter of credit may be encashed and NTPC Vidyut Vyapar Nigam Limited shall also have the right to divert and sell the bundled power in the spot or short term market. The NSM Guidelines also prescribe certain technical requirements for photovoltaic modules that are to be used in grid solar power plants.

While no specific penalty provisions are specified under the NSM Guidelines, PPAs between project developers and offtakers may carry contractual penalties for breach of terms of the agreement.

On October 25, 2013, the MNRE issued guidelines for implementation of a plan for setting up 750MW grid-connected solar power projects under Batch I of Phase II, pursuant to which the MNRE authorized the Solar Energy Corporation of India to implement Phase II of the NSM. The selection process was completed in March 2014. In October 2014, the MNRE issued draft guidelines for selection of 3,000MW grid solar power projects under Tranche I, Batch II of Phase II. These guidelines prescribe financial and other qualification criteria, procedure for selection and other conditions relating to solar power projects. The MNRE has not yet issued final guidelines in this regard.

Renewable Purchase Obligations

The Electricity Act promotes the development of renewable sources of energy by requiring the SERCs to ensure grid connectivity and the sale of electricity generated from renewable sources. In addition, it requires the SERCs to specify, for the purchase of electricity from renewable sources, a percentage of the total consumption of electricity within the area of a distribution licensee, which are known as RPOs. Pursuant to this mandate, most of the SERCs have specified solar and non-solar RPOs in their respective states. In terms of the RPO regulations, RPOs are required to be met by obligated entities (that is, distribution licensees, captive power plants and open access consumers) by purchasing renewable energy, either by entering into PPAs with renewable energy power producers or by purchasing renewable energy certificates. The RPO regulations require the obligated entities to purchase power from renewable energy power producers such as our company. In the event of default by an obligated entity in any fiscal year, the SERCs may direct the obligated entity to deposit an amount determined by the relevant SERC, into a fund to be utilized for, among others, the purchase of renewable energy certificates. Additionally, pursuant to the Electricity Act, a defaulting obligated entity may also be liable to pay penalty as determined by the SERCs.

In May 2015, the Supreme Court of India upheld a regulation that made it compulsory for captive power plants and open access consumers to purchase electricity to fulfill their RPOs. This landmark judgment is expected to boost the demand for renewable energy by captive players and also improve the marketability of renewable energy certificates in India.

Safety and Environmental Laws

We are governed by certain safety and environmental legislations, including the Water (Prevention and Control of Pollution) Act, 1974, the Air (Prevention and Control of Pollution) Act, 1981, and the Hazardous Waste (Management, Handling and Transboundary Movement) Rules, 2008.

Under the Water (Prevention and Control of Pollution) Act, 1974 and the Air (Prevention and Control of Pollution) Act, 1981, failure to comply with the orders and restrictions passed by the State Pollution Control Boards may result in imprisonment of a minimum term of one and a half years. Additionally, certain acts including the destruction of property of the State Pollution Control Boards, failure to intimate the emission of pollutants or failure to furnish information to the State Pollution Control Boards may attract monetary penalties of up to Rs. 0.01 million and imprisonment of up to three months.

The failure to comply with the Hazardous Waste (Management, Handling and Transboundary Movement) Rules, 2008 may attract monetary penalties of Rs. 0.1 million and imprisonment of up to five years.

Labor Laws

We are required to comply with certain labor and industrial laws, which includes the Factories Act, 1948, the Industrial Disputes Act, 1947, the Employees State Insurance Act, 1948, the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952, the Minimum Wages Act, 1948, the Payment of Bonus Act, 1965, the Workmen Compensation Act, 1923, the Payment of Gratuity Act, 1972, the Contract Labour (Regulation and Abolition) Act, 1970 and the Payment of Wages Act, 1936.

Each of these legislations carry a penalty provision for non-compliance, which prescribe monetary penalties ranging from Rs. 0.001 million to Rs. 0.005 million and imprisonment for periods ranging from one month to three years.

State Regulations

Various states in India have from time to time, announced administrative policies and regulations in relation to solar power projects and related matters. These state-specific policies and regulations have material effects on our business because PPAs between project developers and state offtakers are entered into in accordance with the relevant state policies and regulations. Accordingly, these PPAs are standard form contracts and the project developers have no flexibility in negotiating the terms of the PPAs. The majority of our solar power plant generation occurs in Rajasthan, Punjab and Karnataka.

For instance, for our projects in the states of Rajasthan, Punjab and Karnataka, our projects are subject to certain state policies as discussed below.

Rajasthan

The Rajasthan Renewable Energy Corporation Limited is the agency responsible for promoting and developing renewable energy in the state of Rajasthan. The government of Rajasthan has formulated the Rajasthan Solar Energy Policy, 2014, or Rajasthan Policy, which has come into effect on October 8, 2014 and will remain in force until superseded or modified by another policy. The Rajasthan Policy aims to create an enabling environment for installation of 25,000MW of solar power. Generation of electricity from solar power plants under the Rajasthan Policy will be treated as an eligible industry under the scheme administered by the Industries Department, Government of Rajasthan and incentives available to industrial units under the Rajasthan Investment Promotion Scheme will be available to solar power projects. In accordance with the Rajasthan Policy, a solar power project with a capacity of 500MW or more, established by a single developer at a single location with single or multiple metering requirements but having a common pooling sub-station will be considered as a mega solar power project. Mega solar power projects are entitled to an expedited project approval process.

Punjab

The Punjab Energy Development Agency is the agency responsible for promotion and development of renewable energy development projects and energy conservation schemes in the state of Punjab. The government of Punjab has formulated the New and Renewable Sources of Energy Policy- 2012, or Punjab Policy, on December 26, 2012. The Punjab Policy aims to harness 1000MW of solar power generation capacity by 2022. All solar power projects developed under the Punjab Policy are treated as an industry in terms of industrial policy of Punjab and all the industrial incentives available to new industrial units will be applicable to solar power plants subject to the approval of Department of Industries and Commerce, Government of Punjab. Additionally, solar power projects are exempt from obtaining any consent in accordance with the pollution control laws from the Punjab Pollution Control Board. The Punjab State Power Corporation Limited reserves the right of first refusal on the power generated from renewable energy certificate based solar power projects and in case of refusal, the developer is permitted to sell the power under open access.

Karnataka

The Karnataka Renewable Energy Development Limited is the agency responsible for promoting and developing renewable energy in the state of Karnataka. The government of Karnataka has formulated the Karnataka Solar Policy 2014-2021, or Karnataka Policy, which will remain in effect until 2021 or until modified by another policy. The Karnataka Policy aims to harness a minimum of 2,000MW by 2021 in multiple phases. Generation of solar power under the Karnataka Policy is attractive to project developers because the policy provides incentives such as tax concessions under the Karnataka Industrial Policy and central excise duty and customs duty exemptions. Solar projects are further exempt from obtaining consent from the Karnataka Pollution Control Board as required under the pollution control laws.

MANAGEMENT

Directors and Senior Management

The following discussion sets forth information regarding our directors and senior management as of the date of this prospectus. Our board of directors is authorized to appoint officers as it deems appropriate. Provided below is a brief description of our directors’ and officers’ business experience during the past five years.

Mr. Sanjeev Aggarwal was nominated as a director by Helion Venture Partners, Mr. William B. Elmore was nominated as a director by Foundation Capital and Mr. Barney S. Rush was nominated as a director by IFC GIF Investment Company.

None of our officers and directors are related, except Mr. Harkanwal S. Wadhwa and Mr. Inderpreet S. Wadhwa. Mr. Harkanwal S. Wadhwa is the father of Mr. Inderpreet S. Wadhwa.

Mr. Eric Ng Yim On and Mr. Muhammad Khalid Peyrye are executives of AAA Global Services Ltd., which provides incorporation, corporate secretarial and governance services to us.

Name	Age	Position
Directors:
Inderpreet Singh Wadhwa	43	Director and Chief Executive Officer
Harkanwal Singh Wadhwa	71	Director and Chief Operating Officer
Robert Kelly	58	Director
Diane Farrell	60	Director
William B. Elmore	62	Director
Sanjeev Aggarwal	55	Director
Barney S. Rush	63	Director
Eric Ng Yim On	48	Director
Muhammad Khalid Peyrye	37	Director
Senior Management:
Surendra Kumar Gupta	62	Chief Financial Officer
Preet Sandhu	47	Senior Vice President Construction
Sandeep Chopra	43	Strategy and Supply Chain Management Head
Mohor Sen	66	Senior Vice President Human Resources
Glen Minyard	60	Senior Vice President Research & Development

Directors

Inderpreet Singh Wadhwa, one of our founders, has been our chief executive officer and a member of our board of directors since February 2015 and has been the chief executive officer and director of AZI since November 2008. He has over 20 years of experience in technology and infrastructure businesses. Prior to founding AZI, Mr. Wadhwa previously served as a vice president of Loyalty Lab and a senior director of Oracle Corporation. Mr. Wadhwa received his Bachelor’s degree in Electronics Engineering in 1994 from Guru Nanak Dev University (Punjab). He also graduated from Haas School of Business at University of California Berkeley in 2002.

We believe Mr. Wadhwa is qualified to serve as a member of our board of directors because of his extensive experience in infrastructure projects and prior board service as a director of AZI.

Harkanwal Singh Wadhwa has been a member of our board of directors since August 2015 and has been a director and chief operating officer of AZI since November 2008. He focuses on government relationships and the internal operations of the company. Prior to joining AZI, Mr. Wadhwa served as chief managing director of National Insurance Limited, India’s largest public insurance organization. He has over 40 years of experience in the financial services industry in India. He served and/or serves on the boards of General Insurance Corporation of India, India International Insurance Private Limited and Loss Prevention Association of India Limited and has extensive experience with the regulatory framework in India. Mr. Wadhwa received his Bachelors of Arts degree from Punjab University in 1963.

In 2011, the Central Bureau of Investigation of India filed criminal charges in the Court of Sessions for Greater Bombay, India against 11 defendants, including Mr. Harkanwal S. Wadhwa, in connection with his previous services as chief managing director of National Insurance Limited. The charges allege that Mr. Harkanwal S. Wadhwa was part of a criminal conspiracy to cause undue favor and wrongful pecuniary gain to Reliance Industries Limited (a company listed on the Bombay Stock Exchange which is also named as a defendant) in connection with a series of insurance policies written by National Insurance Limited for a subsidiary of Reliance in 2002 and 2003. The Central Bureau of Investigation has alleged that claims paid out on such policies resulted in losses for National Insurance Limited and as a result unjustly enriched Reliance. While the policies were signed by other individuals, the complaint alleges that they were entered into with the tacit approval of Mr. Harkanwal S. Wadhwa. Mr. Harkanwal S. Wadhwa denies the accusations and, in October 2013, filed a motion for the charges against him to be dismissed. That motion is now pending before the court. The relevant transactions predated Mr. Harkanwal S. Wadhwa’s tenure as an AZI director and executive officer, and the criminal charges are not directed at, and do not concern, the company or any other member of the board of directors or officer of AZI.

We believe Mr. Wadhwa is qualified to serve as a member of our board of directors because of his excellent operations and management skills.

Robert Kelly has been a member of our board of directors since September 2015 and has been a director of AZI since December 2014. From October 2011 to August 2014, he served as the chief financial officer of SolarCity Corporation in San Mateo, California. From August 2009 to October 2011, he served as chief financial officer of Calera Corporation, a clean technology company. Prior to that, he served as an independent consultant providing financial advice to retail energy providers and power developers and also served in various senior leadership roles at Westinghouse Credit Corporation, Lloyds Bank and The Bank of Nova Scotia. Mr. Kelly served as chief financial officer and executive vice president of Calpine Corporation, an independent power producer, from March 2002 to November 2005, as president of Calpine Finance Company from March 2001 to November 2005, and held various financial management roles with Calpine from 1991 to 2001. Mr. Kelly is also a member of the board of directors of Solar Mosaic Inc., a U.S. residential solar lending platform, Solix Algrediants, Inc. a specialty algae products company for the nutrition and personal care markets and SunShare, a community solar developer. He holds a Bachelor’s degree in Commerce from Memorial University of Newfoundland and an MBA from Dalhousie University, Canada.

We believe Mr. Kelly is qualified to serve as a member of our board of directors because of his extensive business experience, relationships with financial institutions and solar companies and prior board service.

Diane Farrell has been a member of our board of directors since December 2015 and has been a director of AZI since January 2015. Since July 2011, Ms. Farrell has served as executive vice president for the U.S.-India Business Council. Prior to joining the U.S.-India Business Council, Ms. Farrell served on the board of directors at the Export Import Bank of the United States. As a presidential appointee, confirmed by the U.S. Senate, she was responsible for voting on transactions in excess of $10 million as well as on significant policy matters. Her portfolio responsibilities included small businesses, India, Southeast Asia region, and portions of Latin America. In addition, she was named a member of the White House Business Council. Before serving at the Export Import Bank of the United States, Ms. Farrell was elected as the First Selectwoman in Westport, Connecticut and oversaw the construction of schools, a municipal waste water treatment plant, affordable housing, and other necessary facilities. Ms. Farrell received her Bachelor’s degree in American Government from Wheaton College in 1977.

We believe Ms. Farrell is qualified to serve as a member of our board of directors because of her extensive business experience in the financial services industry and prior board service.

William B. Elmore has been a member of our board of directors since August 2015 and has been a director of AZI since November 2013. Mr. Elmore co-founded Foundation Capital in 1995. He is a former director and past president of the Western Association for Venture Capitalists, and a past director of the National Venture Capital Association. Mr. Elmore has served on the Advisory Council at Stanford Graduate School of Business and is a board member of the Eastside College Preparatory School and Purdue Research Foundation. Mr. Elmore holds a Bachelor of Science in Electrical Engineering and a Master of Science in Electrical Engineering from Purdue University and an MBA from the Stanford Graduate School of Business.

We believe Mr. Elmore is qualified to serve as a member of our board of directors because of his extensive business experience in the financial services industry and prior board service as a director of AZI.

Sanjeev Aggarwal has been a member of our board of directors since September 2015 and has been a director of AZI since November 2008. Mr. Aggarwal is a co-founder of Helion Venture Partners and has served on the boards of Amba Research, MakeMyTrip Limited and UnitedLex Corporation. He is currently on the boards of IndiaHomes, Eye-Q Vision Private Limited, Clues Networks Inc. and Big Basket. Prior to Helion Venture Partners, Mr. Aggarwal was the founder and chief executive officer of Daksh. Earlier, he worked for 15 years with leading technology companies serving the domestic Indian market. Mr. Aggarwal led the strategic initiatives at Motorola India and has worked with Digital Equipment Corporation in delivering technology solutions. He has also served as the chief executive officer of 3COM India.

We believe Mr. Aggarwal is qualified to serve as a member of our board of directors because of his extensive business experience in the financial industry, relationships with investment firms and prior board service as a director of AZI.

Barney S. Rush has been a member of our board of directors since January 2016. He has served on the board of ISO – New England, the electric grid and wholesale market operator for six U.S. states, since October 2013. Since November 2015, he has also been the Senior Representative of Fieldstone Africa, an investment bank raising capital for power projects in Africa. From July 2010 to December 2013, he served as an Operating Partner at Denham Capital Management, L.P., and from July 2003 to November 2009, he served as the CEO of H2Gen Innovations, Inc., a venture capital backed start-up which developed and manufactured skid-mounted hydrogen generators. In addition, Mr. Rush was Group CEO of Mirant Europe and Chairman of the Supervisory Board of Bewag, the electric utility serving Berlin, Germany, from August 1999 to May 2002. Mr. Rush holds a Bachelor’s degree in Social Studies from Harvard College and a Master’s degree in Public Affairs from Woodrow Wilson School of Princeton University.

We believe Mr. Rush is qualified to serve as a member of our board of directors because of his extensive business experience in clean-tech and alternative energy industries.

Eric Ng Yim On was appointed to our board of directors in January 2015 and is one of our resident directors in Mauritius. Mr. Ng has been the chief executive officer of AAA Global Services Ltd. since 2006. Prior to founding AAA Global Services Ltd., Mr. Ng worked for several years with a leading public company listed on the Stock Exchange of Mauritius and served on the board of the holding company as well as its subsidiary companies. Mr. Ng completed his secondary education at the Royal College Curepipe in Mauritius and holds various professional qualifications and memberships, including being a member of the Institute of Chartered Accountants of England and Wales, a member of the International Fiscal Association (Mauritius Branch) and a member of the Mauritius Institute of Professional Accountants.

We believe Mr. Ng is qualified to serve as a member of our board of directors because of his extensive experience with public companies and because he is a resident of Mauritius, and two of the members of our board of directors are required to be residents of Mauritius under the terms of our constitution, which we expect to adopt with effect upon completion of this offering, or the Constitution.

Muhammad Khalid Peyrye was appointed to our board of directors in January 2015 and is one of our resident directors in Mauritius. Mr. Peyrye is an executive of AAA Global Services Ltd., having joined the organization in 2007. Prior to joining AAA Global Services Ltd., Mr. Peyrye worked for several years with a leading financial services company and accountancy firm. Mr. Peyrye received his Bachelor’s degree in Law and Management from the University of Mauritius. He has been involved extensively on company formations, company administration, cross-border investment activities and corporate organizational transactions such as mergers and acquisitions and winding-up of companies. In addition to serving as director on the board of several companies in Mauritius, Mr. Peyrye has, in his career, been involved as money laundering reporting officer and compliance officer of various companies involved in the financial services sector.

We believe Mr. Peyrye is qualified to serve as a member of our board of directors because of his extensive experience with companies having public accountability and because he is a resident of Mauritius, and two of the members of our board of directors are required to be residents of Mauritius under the terms of our Constitution.

Senior Management

Surendra Kumar Gupta has been the chief financial officer of AZI since May 2011. Mr. Gupta has over 37 years of international and domestic experience covering strategic business planning, managing business operations and corporate finance. Prior to joining AZI, Mr. Gupta served as the group chief financial officer for Al-Suwaidi Holding Company Limited, a company involved in providing engineering, procurement, construction and maintenance services to Saudi Arabia’s predominant oil and gas industry, from 2007 to 2010. Mr. Gupta received his Bachelor’s degree in Commerce in 1972 from Delhi University. He is a chartered accountant and has been a member of the Institute of Chartered Accountants of India since January 1977.

Preet Sandhu has been the senior vice president of construction of AZI since February 2010. Mr. Sandhu has over 19 years of experience in civil construction and project development in regulated sectors in India with expertise in transportation, energy and land development. Mr. Sandhu manages engineering and construction for AZI’s projects.

Sandeep Chopra has been the head of strategy and supply chain management of AZI since May 2013. Mr. Chopra has 15 years of global experience ranging from process re-engineering, project management and finance. From 2005 to 2013, Mr. Chopra worked with HSBC performing different roles in change management for the finance function, ranging from managing large-scale change projects and service delivery teams and setting up a finance offshoring center in India. Prior to HSBC, Mr. Chopra worked at Arthur Andersen, S.R. Batliboi and PricewaterhouseCoopers in their assurance practices. Mr. Chopra completed his general management program from Harvard Business School in 2012. He is a chartered accountant and a member of the Institute of Chartered Accountant of India.

Mohor Sen has been the senior vice president of human resources of AZI since February 2014. Mr. Sen has over 40 years of experience working and consulting for corporations in areas including project management, human resources, organizational development and strategic communications. Prior to joining AZI, Mr. Sen provided consulting services to AZI from January 2013 to January 2014. Prior to that, from 2008 to 2013, he provided consulting services to other companies in India, including Reinforced Earth Company and Geopetro International Holding Inc. Mr. Sen received his Bachelor’s degree in Technology from the Indian Institute of Technology Delhi and a Masters of Science from the University of Manchester in the United Kingdom.

Glen Minyard has been the senior vice president of Research & Development for Aster Power Inc., a subsidiary of AZI, since September 2010. From 2001 to 2014, Mr. Minyard was also the president of Minyard Solar Electric Inc. From 1992 to 2001, Mr. Minyard was the engineering and production manager at National Renewable Energy Laboratory. Mr. Minyard has 35 years of experience in the solar industry and has participated in the design and construction of over 5,000 solar power plants globally. In addition, he has worked on the design, supply, project management and installation of residential and large-scale commercial photovoltaic, wind, and hybrid electrical power systems. Mr. Minyard received his associate degree in Electronic Technology from College of the Redwoods, California, in 1985 and is a Certified CA Electrical Contractor.

Board of Directors

Our holding company is managed and controlled by our board of directors from Mauritius. Our board of directors consists of eight directors. Our board of directors does not have a majority of independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Section 303A.00 of the Manual. Our home country practice differs from Section 303A.01 of the Manual, because our company is not required under Mauritian law to have a majority of independent directors. A director is not required to hold any shares in our company by way of qualification.

Terms of Directors and Executive Officers

In accordance with our Constitution, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall be up for re-election by rotation at each annual meeting of our company. A director shall be eligible for re-election every three years. The directors up for re-election in each year shall be those who have been in office longest since their last re-election or appointment and as between persons who became or were last re-elected directors on the same day, those up for re-election shall (unless they otherwise agree among themselves) be determined by lot. Any director may be removed by either an ordinary resolution of our shareholders or by the majority vote of the board of directors in the following circumstances: for cause, which refers to willful misconduct, fraud, conviction of a felony, gross negligence or breach of a written policy of the company; or if the director becomes mentally unsound or bankrupt or becomes disqualified from being a director under Mauritius law.

Under Mauritius law, the office of a director of our company is required to become vacant at the conclusion of the annual meeting of our company commencing next after the director attains the age of 70 years. However, a person of or over the age of 70 years may, by ordinary resolution of which no shorter notice is given than that required to be given for the holding of a meeting of shareholders, be appointed or re-appointed or authorized to continue to hold office as a director until the next annual meeting at which such director’s class is up for re-election.

A vacancy on the board of directors must be filled by a majority vote of our board of directors.

Executive officers are selected by and serve at the discretion of the board of directors.

Duties of Directors

Under Mauritius law, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius law to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;

•	authorizing dividends and distributions;

•	appointing officers and determining the term of office of officers;

•

exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act, which includes, among others, acquisitions and dispositions worth more than 75% of the value of our company’s assets; and

•	approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Subject to the Mauritius Companies Act, our board of directors may delegate to a committee of directors, a director or employee of the company, or any other person, any one or more of its powers.

Committees

Prior to consummation of the offering we intend to establish two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

In accordance with the rules of the New York Stock Exchange, or NYSE, we will have at least three independent members on the audit committee within one year of listing and a fully independent committee within one year of the effective date of the registration statement. The initial members of our audit committee will consist of Mr. Robert Kelly and Mr. Sanjeev Aggarwal. Each of these individuals satisfies the independence requirements set forth in the New York Stock Exchange’s Listed Company Manual, or the Manual. They also satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. We intend to add another independent director to the audit committee within one year of listing. Our board of directors also has determined that Mr. Kelly qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	regularly reviewing the independence of our independent auditors;

•	reviewing and approving all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance;

•	meeting separately and periodically with management and our internal and independent auditors;

•	reporting regularly to our full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee will consist of Ms. Diane Farrell and Mr. Sanjeev Aggarwal. Each of these individuals satisfies the independence requirements set forth in the Manual. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the compensation package for our executive officers;

•	reviewing the compensation of our executive officers and directors and making recommendations to the board with respect to the compensation;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, other executive officers and directors evaluating the performance of our chief executive officer, other executive officers and directors in light of those goals and objectives, and setting the compensation level of our chief executive officer, other executive officers and directors based on such evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominations Committee

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Section 303A.00 of the Manual. Our home country practice differs from Section 303A.04(a) and Section 303A.09 of the Manual regarding implementation of a nominations committee charter or board resolution and adoption and disclosure of corporate governance guidelines, respectively, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to establish a nominations committee or adopt and disclose corporate governance guidelines.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics provides that our directors, officers and employees are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors, officers and employees have an obligation under our Code of Business Conduct and Ethics to advance our company’s interests when the opportunity to do so arises. The execution and compliance with the Code of Business Conduct and Ethics will be administered by our ethics committee, which will consist of one director, Mr. William B. Elmore.

Director and Officer Compensation

Director Compensation

During fiscal year 2015, we paid cash compensation to Mr. Inderpreet S. Wadhwa and Mr. Harkanwal S. Wadhwa as described under “—Officer Compensation” below. We also granted Mr. Inderpreet S. Wadhwa and Mr. Robert Kelly options to purchase equity shares under AZI’s employees stock option plan, which options have been cancelled and replaced by options issued pursuant to our 2015 Employee Stock Option Plan. Stock compensation paid to our directors is disclosed separately in the table under “—Outstanding Options.”

Officer Compensation

The following table sets forth all of the cash compensation paid by us or our subsidiaries in fiscal year 2015 to each of our executive officers for such person’s service as an officer (including contingent or deferred compensation accrued during fiscal year 2015). These cash compensation amounts for fiscal year 2015 do not include stock compensation. Stock compensation to our executive officers is disclosed separately in the table under “— Outstanding Options.”

Name	Salary		Bonus(1)		Other Compensation(2)		Total
Inderpreet Singh Wadhwa	Rs.	12,583,500	Rs.	22,000,000	Rs.	749,706	Rs.	35,333,206
Harkanwal Singh Wadhwa	Rs.	9,305,496		—	Rs.	567,550	Rs.	9,873,046
Preet Sandhu	Rs.	6,103,500		—	Rs.	340,871	Rs.	6,444,371
Surendra Kumar Gupta	Rs.	5,983,500	Rs.	1,380,000	Rs.	461,266	Rs.	7,824,766
Sandeep Chopra	Rs.	7,067,796	Rs.	1,446,575	Rs.	489,246	Rs.	9,003,617
Mohor Sen	Rs.	4,783,500		—	Rs.	209,385	Rs.	4,992,885
Glen Minyard	US$	179,966	US$	20,000	US$	11,126	US$	211,092

(1)	The amounts in this column represent total performance-based bonuses earned for services rendered during fiscal year 2015. The amount of performance based bonuses are determined based on the performance of the company, the department the individual works for and the individual, and such bonuses are only paid if the individual is in employment at the time of disbursement.
(2)	This includes any reimbursement, employer contribution to the provident fund, leave encashment provision and gratuity provision. See “— Employee Benefit Plans” for a description of each plan.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal year 2015, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for executive officers was Rs. 3,511,310.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of the base salary of an employee is contributed both by employer and employee in a fund with government/trust with company.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on his superannuation or on his retirement or on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability due to accident or disease. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary based on the last drawn salary for every completed year of employment (or any portion of a year exceeding six months), and currently the aggregate amount of gratuity shall not exceed Rs. 1,000,000.

Leave Encashment Policy

Under AZI’s leave encashment policy, an employee is entitled to receive a payment in exchange for any accrued leave of absence exceeding 45 days that is outstanding as of April 1 of each fiscal year. Such payment shall be made to the employee by April 30 of that year. In the event of resignation, termination of employment or retirement, an employee is entitled to a payment for the accrued leave of absence up to a maximum of 45 days if the employee has spent at least 240 working days at AZI. The amount of payment to be made for each day of such accrued leave of absence shall be calculated by dividing the last drawn monthly base salary by 30 days.

Employment Agreements

Most of our executive officers have entered into an employment agreement with AZI. Following the completion of this offering, we expect that such officers will continue under their employment agreements with AZI. Aside from the employee benefit plans, our employment agreements do not provide for any special termination benefits, nor do we have any other arrangements with our directors for special termination benefits.

Each executive officer has acknowledged that ownership of any intellectual property created by him for the company shall vest in the company. Additionally, Mr. Inderpreet Singh Wadhwa, Mr. Preet Sandhu and Mr. Glen Minyard have also agreed to transfer and assign to the company all rights, title and interest in and to all the trademarks, trade names, brand names, patents, designs, domain names and other intellectual property rights created by them for the company.

In addition, each executive officer has agreed to be bound by the non-competition and non-solicit restrictions set forth in his employment agreement. Specifically, each executive officer has agreed, while employed by us and for a period of one year after termination of his employment, not to:

•

directly or indirectly, enter into the employment of, tender consulting or other services to, acquire any interest in, or otherwise participate in any business that competes, directly or indirectly, with any of the companies or entities in the same lines of business that the company is engaged in at the time the employment is terminated; nor

•

solicit, encourage, or induce or attempt to solicit, encourage, or induce any employee or customer, or prospective employees and customers with whom the company has had discussions or negotiations within the last six months of the termination of his employment not to establish a relationship with the company.

The non-competition provision in Mr. Glen Minyard’s employment agreement is effective for six months after the termination of his employment, instead of for one year. In addition, the employment agreements for Mr. Sandeep Chopra and Mr. Surendra Kumar Gupta specify that they are not to be associated with any competitor of the company whatsoever for a period of at least 12 months after termination of their employment and that they will not solicit or entice any of the company’s customers or any other employee working in the company during or at any time after the termination of their employment.

Other relevant information of each of the employment agreement is provided below.

Employment Agreement with Inderpreet Singh Wadhwa

AZI has entered into an employment agreement that provides for the appointment and employment of Mr. Inderpreet Singh Wadhwa as the Managing Director of AZI. Pursuant to the agreement, Mr. Wadhwa is entitled to a remuneration of Rs. 12,600,000 effective April 1, 2015. Mr. Wadhwa was granted options to purchase 431 equity shares of AZI at Rs. 10 per share pursuant to AZI’s employees stock option plan. These options have been cancelled and Mr. Wadhwa has been granted options to purchase 431 shares of Azure Power Global Limited pursuant to our 2015 Employee Stock Option Plan. The employment agreement with Mr. Wadhwa does not have a fixed term of employment. The company may terminate Mr. Wadhwa’s employment without cause, but must provide two months’ prior notice or two months’ salary in lieu of the notice.

Employment Agreement with Surendra Kumar Gupta

AZI has entered into an employment agreement with Mr. Surendra Kumar Gupta, our chief financial officer. Effective April 1, 2015, he was entitled to a remuneration of Rs. 8,250,000, which includes Rs. 1,650,000 as a performance incentive. This performance incentive is linked to the performance of the company, his department, and himself. The performance incentive is only to be paid if the individual is in full-time employment with the company at the time of disbursement. Mr. Gupta was also granted 2,262 equity shares of AZI pursuant to AZI’s employee stock option plan. These options have been cancelled and Mr. Gupta has been granted options to purchase 2,262 shares of Azure Power Global Limited pursuant to our 2015 Employee Stock Option Plan. In addition, Mr. Gupta is entitled to a company car.

We may terminate Mr. Gupta’s employment without cause, but must provide six months’ prior notice or six months’ salary in lieu of the notice.

Employment Agreement with Preet Sandhu

AZI has entered into an employment agreement with Mr. Preet Sandhu, our senior vice president of construction. Pursuant to the agreement, Mr. Sandhu was entitled to a remuneration of Rs. 6,793,200 per annum effective April 1, 2015. Mr. Sandhu has been granted 3,190 equity shares of Azure Power Global Limited pursuant to our 2015 Employee Stock Option Plan. We may terminate Mr. Sandhu’s employment without cause, but must provide six months’ prior notice or six months’ salary in lieu of the notice.

Employment Agreement with Sandeep Chopra

AZI has entered into an employment agreement with Mr. Sandeep Chopra, our head of strategy and supply chain management. Effective April 1, 2015, Mr. Chopra was entitled to a remuneration of Rs. 9,491,812, which includes Rs. 1,944,610 as a performance incentive. In addition, Mr. Chopra was granted 1,379 equity shares of AZI pursuant to AZI’s employee stock option plan. These options have been cancelled and Mr. Chopra has been granted options to purchase 1,379 shares of Azure Power Global Limited pursuant to our 2015 Employee Stock Option Plan.

We may terminate Mr. Chopra’s employment without cause, but must provide six months’ prior notice or six months’ salary in lieu of the notice.

Employment Agreement with Mohor Sen

AZI has entered into an employment agreement with Mr. Mohor Sen, our senior vice president of human resources. Effective April 1, 2015, Mr. Sen was entitled to a remuneration of Rs. 5,520,000 per annum.

We may terminate Mr. Sen’s employment without cause, but must provide six months’ prior notice or six months’ salary in lieu of the notice.

Employment Agreement with Glen Minyard

Aster Power Inc. has entered into an employment agreement with Mr. Glen Minyard, our senior vice president of Research & Development. Effective April 1, 2015, Mr. Minyard was entitled to a remuneration of US$190,704 per year. Also, under the agreement, the company has agreed to provide Mr. Minyard with the following benefits: (a) appropriate stipend for travels; (b) a travel health insurance policy with a reasonable coverage; (c) a cell phone with an international coverage; (d) leaves during the year; (e) a variable bonus of US$20,000 per annum based on his satisfactory performance during the year as evaluated and agreed by the chief executive officer; and (f) a business class travel for flights longer than five hours in one direction. In addition, Mr. Minyard was granted options to purchase 1,544 equity shares of AZI. These options have been cancelled and Mr. Minyard has been granted options to purchase 1,544 shares of Azure Power Global Limited pursuant to our 2015 Employee Stock Option Plan.

We may terminate Mr. Minyard’s employment without cause, but must provide six months’ prior notice or six months’ salary in lieu of the notice.

Equity-Based Compensation

Our 2015 Employee Stock Option Plan is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to our officers, employees and directors.

The objective of the 2015 Employee Stock Option Plan, is (i) to provide means to enable us to attract and retain high quality human resources in our employment; (ii) to make the compensations and rewards competitive in the market; and (iii) to achieve sustained growth and create shareholder value by aligning the interests of the employees with our long term interests.

Azure Power Global Limited intends to adopt the 2016 Equity Incentive Plan, which will go into effect as of the consummation of this transaction. The 2016 Equity Incentive Plan will replace the 2015 Employee Stock Option Plan, which Azure Power Global Limited adopted on July 20, 2015. Options granted pursuant to the 2015 Employee Stock Option Plan will be cancelled and replaced with options granted pursuant to the 2016 Equity Incentive Plan. The 2015 Employee Stock Option Plan replaced the AZI employee stock option plan and options granted to purchase equity shares of AZI pursuant to the AZI employee stock option plan have been cancelled and replaced with options to purchase equity shares of Azure Power Global Limited pursuant to the 2016 Equity Incentive Plan.

As of December 31, 2015, Azure Power Global Limited had outstanding options exercisable into a total of 25,930 equity shares. Options granted pursuant to our 2015 Employee Stock Option Plan are entitled to equitable adjustment to account for certain corporate transactions, including stock splits and the conversion of convertible securities into equity shares. After giving effect to our                  for                  stock split and the conversion of our outstanding compulsorily convertible preferred shares and compulsorily convertible debentures into equity shares, Azure Power Global Limited’s outstanding options as of December 31, 2015 would have been exercisable into a total of                  equity shares.

The following paragraphs further describe the principal terms of the 2015 Employee Stock Option Plan.

Administration

The 2015 Employee Stock Option Plan will be administered by the compensation committee of our board. Among other things, the compensation committee determines the terms and conditions of each option to be granted, including, but not limited to, the number of options, exercise price, vesting period, exercise period and any lock-in period.

Number of Shares Authorized for Grant

Under the terms of the 2015 Employee Stock Option Plan, which may be amended from time to time, the sum of all grants made under the employee stock option plan shall not exceed 10% of our total issued and subscribed equity capital.

Eligibility

Our compensation committee may grant options to all eligible employees on the basis of the following criteria: position, role and performance of the employee, tenure in organization and such other factors as the compensation committee may decide from time to time.

Vesting Schedule

The grants made to any individual shall be vested in the following manner:

•	25% on the expiry of 12 months from the date of grant;

•	25% on the expiry of 24 months from the date of grant;

•	25% on the expiry of 36 months from the date of grant; and

•	25% on the expiry of 48 months from the date of grant.

Option Exercise

There shall be no lock-in period after the options have vested and the options must be exercised by the employees before the end of the tenure of the plan.

Amendment or Termination

Our board of directors may in its absolute discretion amend, alter or terminate the employee stock option plan from time to time, provided that no amendment, alteration or termination in any grant would impair or prejudice the rights of the employee without the consent of the employee, and provided further that the board of directors may not, without the approval of the shareholders, amend the 2015 Employee Stock Option Plan (1) to increase the aggregate number of shares which may be issued pursuant to the provisions of the employee stock option plan on exercise, surrender of options or upon grants; (2) to change the option exercise price; or (3) to extend the maximum period during which the grants may be made under the plan.

Outstanding Options for Directors and Senior Management

During fiscal year 2015, Mr. Inderpreet S. Wadhwa, Mr. Surendra Kumar Gupta and Mr. Robert Kelly were granted options to acquire 1,100 equity shares, 360 equity shares and 2,860 equity shares under AZI’s employee stock option plan, respectively. During fiscal year 2016, Mr. Inderpreet S. Wadhwa, Mr. Surendra Kumar Gupta, Mr. Harkanwal Singh Wadhwa, Mr. Preet Sandhu, Mr. Glen Minyard and Mr. Sandeep Chopra were granted options to acquire 431 equity shares, 102 equity shares, 115 equity shares, 92 equity shares, 44 equity shares and 79 equity shares under AZI’s employee stock option plan, respectively. These options have been cancelled and replaced by options issued pursuant to our 2015 Employee Stock Option Plan. As set forth in the following table, outstanding options as of December 31, 2015 under our 2015 Employee Stock Option Plan were:

Name	Equity Shares Underlying Outstanding Options	Exercise Price (US$ Per share)	Date of Expiration
Directors:
Inderpreet Singh Wadhwa	6531	0.16	July 20, 2025
Harkanwal Singh Wadhwa	2500	75.72	July 20, 2025
	115	0.16	July 20, 2025
Robert Kelly	2860	175.31	July 20, 2025
Senior Management:
Surendra Kumar Gupta	600	43.38	July 20, 2025
	1200	75.72	July 20, 2025
	360	0.16	July 20, 2025
	102	0.16	July 20, 2025
Preet Sandhu	648	28.19	July 20, 2025
	2450	43.38	July 20, 2025
	92	0.16	July 20, 2025
Sandeep Chopra	1300	75.72	July 20, 2025
	79	0.16	July 20, 2025
Glen Minyard	1163	43.38	July 20, 2025
	337	43.38	July 20, 2025
	44	0.16	July 20, 2025

	25,930

Indemnification Agreements

We will enter into indemnification agreements with each of our directors to indemnify them against certain liabilities and expenses arising from their being a director.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the pro forma beneficial ownership of our equity shares as of the date of this prospectus by:

•	each of our directors and senior management;

•	each person known by us to own more than 5% of our equity shares; and

•	the selling shareholder.

We have determined beneficial ownership in accordance with the rules of the SEC. The number of equity shares beneficially owned before the offering set forth below assumes the conversion of outstanding compulsorily convertible preferred shares and compulsorily convertible debentures into an aggregate of              equity shares (assuming an initial public offering price of US$             per equity share, which is the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus) and the effectiveness of a             -for-             stock split of our equity shares, both of which will take place immediately prior to the consummation of this offering. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons named in the following table have sole voting and investment power with respect to all equity shares that they beneficially own, subject to applicable community property laws.

The percentage ownership of each listed person before this offering is based upon             equity shares outstanding prior to this offering, including an aggregate of              equity shares to be issued upon the conversion of compulsorily convertible preferred shares and compulsorily convertible debentures immediately prior to the consummation of this offering, based on an initial public offering price of US$             per equity share, which is the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus. The percentage ownership of each listed person after the offering is based upon             equity shares outstanding immediately after the closing of this offering, including the equity shares identified in the immediately preceding sentence plus the equity shares to be sold by us in this offering.

In computing the number of equity shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding equity shares subject to options held by that person that are currently exercisable or exercisable within 60 days after the date of this prospectus. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

The underwriters have an option for a period of 30 days from the date of this prospectus to purchase up to an additional             equity shares from us at the initial public offering price less the underwriting discounts and commissions.

None of our shareholders will have different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Unless otherwise indicated, the principal address of each of the shareholders below is c/o Azure Power India Private Limited, 8 Local Shopping Complex, Pushp Vihar, Madangir, New Delhi 110062, India.

	Shares Beneficially Owned Before Offering			Shares Beneficially Owned After Offering (Assuming No Exercise of The Over- Allotment Option)
Name	Number	%	Shares Offered Hereby	Number	%
5% or Greater Shareholders:
IW Green LLC(1)
International Finance Corporation(2)
Helion Venture Partners II, LLC(3)
Helion Venture Partners India II, LLC(4)
FC VI India Ventures (Mauritius) Ltd.(5)
IFC GIF Investment Company I(6)

Directors and Officers:
Harkanwal Singh Wadhwa
Preet Sandhu
Surendra Kumar Gupta
Sandeep Chopra
Glen Minyard(7)
Robert Kelly
William B. Elmore(8)
Diane Farrell(9)
Sanjeev Aggarwal(10)
Barney S. Rush(11)
All Directors and Officers as a Group (9 persons)

Selling Shareholder:
DEG—Deutsche Investitions—Und Entwicklungsgesellschaft mbH(12)

*	Less than 1% of the outstanding equity shares.
(1)	The sole member of IW Green LLC is Mr. Inderpreet S. Wadhwa. IW Green LLC was known as IW Green Inc. prior to its conversion to IW Green LLC in October 2015.
(2)	International Finance Corporation is an international organization established by Articles of Agreement among its member countries. Its principal address is 2121 Pennsylvania Avenue, NW, Washington, District of Columbia 20433, United States.
(3)	Helion Investment Management, LLC holds the voting power in Helion Venture Partners II, LLC. SA Holdings Global Ltd and Gupta Goyal Trust are the beneficial owners of Helion Investment Management, LLC. Mr. Sanjeev Aggarwal is the beneficial owner of SA Holdings Global Ltd and Mr. Ashish Gupta and Ms. Nita Goyal are the beneficial owners of Gupta Goyal Trust. Each of the beneficial owners disclaims beneficial ownership in the shares held by the aforementioned entities except to the extent of his or her pecuniary interest therein. The principal address of Helion Venture Partners II, LLC is Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.
(4)	Helion Investment Management, LLC holds the voting power in Helion Venture Partners India II, LLC. SA Holdings Global Ltd and Gupta Goyal Trust are the beneficial owners of Helion Investment Management, LLC. Mr. Sanjeev Aggarwal is the beneficial owner of SA Holdings Global Ltd and Mr. Ashish Gupta and Ms. Nita Goyal are the beneficial owners of Gupta Goyal Trust. Each of the beneficial owners disclaims beneficial ownership in the shares held by the aforementioned entities except to the extent of his or her pecuniary interest therein. The principal address of Helion Venture Partners India II, LLC is Les Cascades Building, Edith Cavill Street, Port Louis, Mauritius.

(5)	FC VI India Holding (Mauritius) Ltd. is the beneficial owner of all equity interests of FC India Venture (Mauritius) Ltd. and exercises sole voting and investment power over the shares owned by FC India Venture (Mauritius) Ltd. Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC are the beneficial owners of FC VI India Holding (Mauritius) Ltd. The general partner of Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC is Foundation Capital Management Co. VI, LLC. The managing members of Foundation Capital Management Co. VI, LLC are Mr. William B. Elmore, Mr. Paul Koontz, Mr. Michael Schuh, Mr. Paul Holland, Mr. Richard Redelfs, Mr. Steve Vassallo, Mr. Charles Moldow and Mr. Warren Weiss. Each of the managing members of Foundation Capital Management Co. VI, LLC disclaims beneficial ownership in the shares held by the aforementioned entities except to the extent of his or her pecuniary interest therein. The address of Foundation Capital Management Co. VI, LLC is 250 Middlefield Road, Menlo Park, CA 94025.
(6)	IFC Global Infrastructure (GP) LLC and IFC Global Infrastructure (Alternate GP) LLP are beneficial owners of all equity interests of IFC GIF Investment Company I. The principal address of IFC GIF Investment Company I is c/o Cim Fund Services Ltd., 33 Edith Cavell Street, Port Louis, Mauritius.
(7)	Mr. Minyard’s business address is 20700 Timber Ct., Willits, CA 95490, United States.
(8)	Shares held by FC VI India Ventures (Mauritius) Ltd. do not include any equity shares directly held by Mr. Elmore. Mr. Elmore, a general partner of Foundation Capital, may be deemed to indirectly beneficially own such shares through the interest held by funds managed by Foundation Capital. Mr. Elmore’s business address is c/o Foundation Capital, 250 Middlefield Road, Menlo Park, CA 94025, United States.
(9)	Ms. Farrell’s business address is U.S.-India Business Council, 1615 H Street, NW, Washington, District of Columbia 20062, United States.
(10)	Does not include any equity shares of Mr. Aggarwal, a managing director of Helion Venture Partners, who may be deemed to beneficially own through interests held by funds managed by Helion Venture Partners. Mr. Aggarwal’s business address is Helion Advisors Private Limited, Tower B, 10th Floor, Vatika Towers, Sector 54, Gurgaon, 122 002, India
(11)	Mr. Rush’s business address is 6917 Maple Avenue, Chevy Chase, Maryland 20815
(12)	DEG-Deutsche Investitions- und Entwicklungsgesellschaft mbH, or DEG, is owned by KfW. KfW is the beneficial owner of all the equity interests of DEG. The Federal Republic of Germany is the beneficial owner of KfW and exercises sole voting and investment power over the shares owned by KfW. The Federal Republic of Germany disclaims beneficial ownership in the shares held by KfW except to the extent of its pecuniary interests therein. DEG’s principal address is Kämmergasse 22, 50676 Kôln, Germany.

In addition, after the consummation of this offering and subscription of shares described under “Prospectus Summary — Corporate Structure,” Mr. Inderpreet Singh Wadhwa, Mr. Harkanwal Singh Wadhwa, Azure Power Inc. and Mr. Satnam Sanghera will own     %,     % and     % of the equity shares of AZI, assuming an offer price of US$         per equity share, which is the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus.

RELATED PARTY TRANSACTIONS

Our Related Party Transaction Policies

We believe that the terms of our related party transactions are comparable to the terms we could obtain from independent third parties. Subsequent to this offering, we expect that our related party transactions will continue to be conducted on the same basis. However, upon the completion of this offering, our related party transactions will be subject to the review and approval of the audit committee of our board of directors. Our audit committee will consider whether the transaction is to be conducted on an arms-length basis and whether the services can be procured from an independent third party. The charter of our audit committee as adopted by our board of directors provides that we may not enter into any related-party transaction unless and until it has been approved by the audit committee.

Lease Agreement

On November 28, 2011, AZI entered into a lease agreement, which became effective from December 1, 2011, for our registered office building with family members of Mr. Inderpreet Singh Wadhwa. The transaction was conducted in the normal course of operations, transacted at the market rate and was approved by a majority of the board of directors independently. AZI renewed the lease agreement on October 15, 2013 for a term of five years ending on April 30, 2018, cancellable after 12 months. During fiscal years 2013, 2014 and 2015 and for the nine months ended December 31, 2015, we paid Rs. 12.6 million, Rs. 14.3 million, Rs. 14.5 million and Rs. 10.87 million in rent, respectively. Pursuant to the lease agreement, we have paid Rs. 6.3 million to the lessors as interest free retention money, which is to be returned to us upon the termination of the lease, provided that we hand over satisfactory possession of the leased premises to the lessors.

Private Placements

In September 2012, AZI issued 79,909 Series D compulsorily convertible preferred shares at a price of Rs. 5,631 per share to FC VI India Ventures (Mauritius) Ltd. and Helion Venture Partners II, LLC, each of which held a     % interest in the voting power of AZI. The price per share was determined after the foregoing investors offered better pricing terms than the price per share offered in arms length negotiations by independent investors. The transaction was approved by the board of directors. In connection with the issuance of Series D compulsorily convertible preferred shares, AZI and our founders, Mr. Inderpreet Wadhwa and Mr. Harkanwal Wadhwa, entered into an Investment Agreement with the foregoing investors.

In June 2014, AZI issued 79,245 Series F compulsorily convertible preferred shares at a price of Rs. 11,224.75 per share to FC VI India Ventures (Mauritius) Ltd. and Helion Venture Partners II, LLC. The price per share was determined after the foregoing investors offered better pricing terms than the price per share offered in arms length negotiations by independent investors. The transaction was approved by the board of directors. In connection with the issuance of Series F compulsorily convertible preferred shares, AZI and Mr. Inderpreet Wadhwa entered into an Investment Agreement with the foregoing investors. In December 2014, AZI issued an additional 38,581 Series F compulsorily convertible preferred shares at a price of Rs. 11,224.75 per share to FC VI India Ventures (Mauritius) Ltd. and Helion Venture Partners II, LLC.

In June 2014, AZI issued 36,000 compulsorily convertible debentures to International Finance Corporation, which held a     % interest in the voting power of AZI, at a price of Rs. 5,000 per share. The price per share was determined after the foregoing investor offered better pricing terms than the price per share offered in arms length negotiations by independent investors. The transaction was approved by the board of directors. In February 2015, AZI issued 20,307 additional Series F compulsorily convertible preferred shares at a price of Rs. 11,224.75 per share to International Finance Corporation.

In June 2015, we entered into a subscription agreement with International Finance Corporation and its affiliated entity for the sale of 133,285 shares of Series H compulsorily convertible preferred shares for

US$60 million, which we amended in July 2015. In July 2015, we entered into a subscription agreement with Société de Promotion et de Participation pour la Coopération Économique, or PROPARCO, for the sale of 18,882 shares of Series G compulsorily convertible preferred shares for US$8.5 million.

Shareholders Agreements

On July 22, 2015, we, AZI and our founders, Mr. Inderpreet Wadhwa and Mr. Harkanwal Wadhwa, entered into an amended shareholders agreement, or the AZI Shareholder Agreement, (which supersedes earlier shareholder agreements). Pursuant to the AZI Shareholders Agreement, we have the right to nominate four directors to AZI’s board, our founders together have the right to nominate two directors who shall be shareholders or consultants of AZI or Azure Power Global Limited, and shareholders holding more than 50% of the share capital of AZI on a fully diluted basis shall have the right to nominate one director who shall be an independent director. The AZI Shareholders Agreement provides that it is the intention of all parties to the agreement to eventually make AZI our wholly-owned subsidiary. Pursuant to the AZI Shareholders Agreement we have a right to require AZI to purchase all AZI equity securities held by our founders, we have a call option pursuant to which we have the right to require our founders to sell all or part of their AZI equity securities to us or our nominee purchaser and our founders have a put option (not an obligation) pursuant to which they have the right to require us or our nominee purchaser to purchase all or part of their AZI equity securities, in each case at the minimum price permissible under applicable law for such purchases of AZI equity securities. In addition, the AZI Shareholders Agreement prohibits transfers of AZI equity securities by our founders without our consent.

In addition, on July 22, 2015, we entered into a separate shareholders agreement, or the APGL Shareholders Agreement, among us, IFC, Helion Venture Partners II, LLC, Helion Venture Partners India II, LLC, FC VI India Venture (Mauritius) Ltd., DEG, PROPARCO, IFC GIF Investment Company I, or GIF, and IW Green Inc. (which has since been converted to IW Green LLC) and our founders, Mr. Inderpreet Wadhwa and Mr. Harkanwal Wadhwa. The APGL Shareholders Agreement provides for certain preferential rights, including director nomination rights, rights of first offer, drag-along rights, rights of first refusal, co-sale rights, call options, information rights and consent rights on certain corporate matters. The APGL Shareholders Agreement will terminate upon the completion of this offering except for the following provisions: (A) a provision requiring, as long as IFC and GIF collectively own an aggregate of 5% of our equity share capital, shareholder approval by special resolution for (i) amendments to AZI and its subsidiaries’ articles of association or memorandum of association, except as such amendments may be required for certain financing matters, (ii) material sales or disposals of our assets or our incurrence of material liabilities, (iii) changes to our business or the business of our subsidiaries and (iv) amendments to our share option plan; (B) a provision requiring, as long as IFC and/or GIF hold any of our equity shares, shareholder approval by ordinary resolution to be obtained for equity issuances of more than 10% of our share capital; and (C) provisions requiring our continued compliance with certain standard policies of IFC and PROPARCO on, among other things, environmental, social and anti-corruption issues, as long as IFC or PROPARCO, respectively, hold any of our equity securities. For more information on the voting requirements of ordinary and special resolutions. See “Description of Share Capital—Voting Rights.”

Registration Rights Agreement

We intend to enter into a registration rights agreement with IFC, IFC GIF Investment Company I, PROPARCO, FC VI India Venture (Mauritius) Ltd., Helion Venture Partners II, LLC, Helion Venture Partners India II, LLC and DEG, pursuant to which we will grant certain registration rights to certain holders of our equity shares, as described in greater detail in “Description of Share Capital — Registration Rights.”

Loans to Senior Management

During fiscal year 2014, we made an unsecured, non-interest bearing loan to our Chief Executive Officer and Director, Mr. Inderpreet Wadhwa, amounting to Rs. 41.4 million ($668,605, based on the exchange rate as of the relevant balance sheet date). This loan was repaid in March 2015.

Personal Guarantees

Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa have personally guaranteed the repayment of a number of AZI’s loans. Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa have each also personally guaranteed a loan from Reliance Capital Limited in the amount of Rs. 1 billion. As of January 31, 2016, we have yet to receive Rs. 102 million of disbursements under this loan. In addition, in connection with a working capital facility provided by the Central Bank of India, Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa have each guaranteed Rs. 543.3 million and Rs. 69.7 million, respectively, in favor of the lender.

In addition, Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa have provided personal guarantees in favour of the Central Bank of India for the repayment of loans of three of our project subsidiaries in the amounts of Rs. 315 million, Rs. 639 million and Rs. 1,306 million, in addition to the payment of any interest and other monies payable to the lender.

Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa did not receive any separate remuneration from the company for providing the guarantees.

Indemnification Agreements

We will indemnify our directors and officers as permitted by our constitution, which we expect to adopt with effect upon completion of this offering, and pursuant to indemnification agreements entered into with such directors and officers, as described in “Management —Indemnification Agreements.”

Employment Agreements

See “Management — Employment Agreements.”

Equity-Based Compensation Plans

See “Management — Equity-Based Compensation Plans.”

DESCRIPTION OF SHARE CAPITAL

Equity Shares

General

All of the equity shares are fully paid. The preparation, issue and delivery of certificates shall be governed by the Mauritius Companies Act.

Our constitution that will be in effect upon the completion of this offering, or the Constitution, authorizes the issuance of equity shares at $0.01 par value per share. As of the date of this prospectus,                  equity shares were issued. Immediately prior to the consummation of this offering, we will have a total of              equity shares issued and outstanding after giving effect to the corporate formation transactions described under “Prospectus Summary —  Corporate Structure,” assuming a total of              equity shares will be issued to the non-founder investors upon the conversion of convertible securities, based on an initial public offering price of US$             per equity share, which is the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus. Upon the completion of this offering, we will have                 equity shares outstanding, based on an assumed initial public offering price of US$             per equity share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the underwriters do not exercise their over-allotment for additional shares.

Dividends

To the extent permitted by the Mauritius Companies Act and our Constitution, dividends may only be paid out of retained earnings (after having made good any accumulated losses of ours at the beginning of any relevant accounting period), to the shareholders according to their rights and interests, and no distribution (which term includes dividend) may be made unless our board of directors is satisfied that, upon the distribution being made (1) we are able to pay our debts as they become due in the normal course of business and (2) the value of our assets is greater than the sum of (a) the value of our liabilities and (b) our stated capital. Subject to the Mauritius Companies Act and our Constitution, the declaration and payment of any dividend has to be authorized by the board of directors.

Any distribution or part thereof payable in cash, or any other sum payable in cash to the holder of shares may be paid by wire transfer to the account designated by the Shareholder or by cheque, postal, or money order sent through the post or by courier addressed to the holder at his address in our register of shareholders or, in the case of joint holders, addressed to the holder whose name stands first in our register of shareholders in respect of the shares at his registered address as appearing in the said register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque, postal, money order or wire transfer shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in our register of shareholders in respect of such shares, and shall be sent at his or their risk and payment of the cheque, postal, money order or wire transfer by the bank on which it is drawn shall constitute a good discharge to us. Any one of two or more joint holders may give effectual receipts for any dividends, distributions or other monies payable or property distributable in respect of the shares held by such joint holders.

Any dividend or distribution out of retained earnings unclaimed for a period of six years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to us and the payment by our board of directors of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute us a trustee in respect thereof.

Voting Rights

Subject to any rights or restrictions as to voting for the time being attached to any class of shares and our Constitution, each holder of the equity shares who is present in person or by proxy at a meeting of shareholders shall have one vote for every equity share which he holds or represents. Voting at any meeting of shareholders is by person or by proxy. A poll may be demanded by: (1) the chairman of such meeting, (2) not less than five shareholders having the right to vote at the meeting, (3) a shareholder or shareholders representing not less than 10% of the total voting rights of all shareholders having the right to vote at the meeting, or (4) by a shareholder or shareholders holding shares in us that confer a right to vote at the meeting and on which the aggregate amount paid up is not less than 10% of the total amount paid up on all shares that confer that right.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes of those shareholders entitled to vote and voting on the matter which is the subject matter of the resolution, while a special resolution is a resolution approved by a majority of 75% of the votes of those shareholders entitled to vote and voting on the question. A special resolution will be required for matters such as amending our Constitution.

Certain Voting Requirements

Our Constitution provides that:

(a)	The following actions by our company will require a special resolution of shareholders, so long as International Finance Corporation and IFC GIF Investment Company I, together, hold at least 5% of the share capital of our company:

(i)	amendment to the articles of association or memorandum of association of AZI and its subsidiaries, except in connection with certain Board-approved financing activities, in certain circumstances;

(ii)	disposal or sale of more than 50% of the company’s assets, or incurring obligations or liabilities worth more than 50% of our company’s assets;

(iii)	a change in the business of the company or its subsidiaries from the generation and production of solar energy; and

(iv)	any material amendment to the ESOP plan.

(b)	Any issuance of more than 10% of the share capital of the company, in a single transaction, must be approved by an ordinary resolution of shareholders, so long as International Finance Corporation or IFC GIF Investment Company I hold any ordinary shares of our company.

Transfer of Equity Shares

Subject to the Mauritius Companies Act and to such restrictions contained in our Constitution as may be applicable, any shareholder may transfer all or any of his equity shares by an instrument of transfer in the usual or common or in a form prescribed by the Designated Stock Exchange (as defined in our Constitution) or in any other form which our board of directors may approve. No such instrument shall be required on the redemption of an equity share or on the purchase by us of an equity share.

Subject to the provisions of the Mauritius Companies Act, we must, on the written request of the transferor or transferee of a registered equity share in us, enter in our register of shareholders the name of the transferee of the equity share save that the registration of transfers may be suspended and the share register closed at such times and for such periods as we may from time to time by resolution of directors determine provided always that such registration shall not be suspended and the share register closed for more than thirty days in any period of twelve months.

If our board of directors declines to register a transfer it shall, within twenty eight (28) days after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

Liquidation

Subject the laws of Mauritius and our Constitution, upon the winding up of us, the whole or any part of our assets shall be divided amongst the shareholders on a pro rata basis.

Redemption of Shares

Subject to the provisions of the Mauritius Companies Act and other applicable law, we may issue shares on terms that are subject to redemption, on the happening of a specified event or on a given date and/or at our option and/or at the option of the holders, on such terms and in such manner as may be determined by our board of directors.

Variation of Rights of Shares

All or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not we are being wound up) be altered or abrogated with the consent in writing of the holders of not less than 75% of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of such shares voting in person or by proxy. The necessary quorum shall be one or more persons together holding or representing by proxy not less than one-third in nominal value of the issued shares of the relevant class, that every holder of shares of the relevant class shall be entitled on a poll to one vote for every such share held by him and that any holder of shares of the relevant class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

Meetings of Shareholders

Subject to the Mauritius Companies Act, an annual shareholders’ meeting shall be convened by our board of directors not more than once in each year and not later than six months after our balance sheet date and not later than 15 months after the previous annual meeting. Special meetings of shareholders may be convened by our board of directors or on the written request of shareholders holding shares carrying together not less than 5% of the voting rights entitled to be exercised on the issue.

Subject to our Constitution, meeting of shareholders shall be called by not less than fourteen (14) nor more than sixty (60) business days’ notice in writing.

For a special meeting called on the written request of the shareholders, the shareholders must provide notice to our secretary which must be delivered to or mailed and received at our principal executive offices not less than ninety days nor more than one hundred twenty days prior to such special meeting.

A quorum for a meeting of shareholders shall be present where the shareholders or their proxies are present or have cast postal votes, who are between them able to exercise not less than 33.3% of the votes to be cast on the business to be transacted by the meeting.

A shareholder may exercise the right to vote either by being present in person or by proxy. A proxy for a shareholder may attend and be heard at a meeting of shareholders as if the proxy were the shareholder. A proxy shall be appointed by notice in writing signed by the shareholder, and the notice shall state whether the appointment is for a particular meeting or a specified term.

Inspection of Books and Records

Under the Mauritius Companies Act, we are required to keep available our certificate of incorporation, Constitution, share register, the full names and residential addresses of our directors, our registered office and address for service, copies of the instruments creating or evidencing charges which are required to be registered under section 127 of the Mauritius Companies Act, minutes of all meetings and resolutions of shareholders, copies of written communications to all shareholders or to all holders of a class of shares during the preceding seven years (including financial statements, and group financial statements), certificates given by directors under the Mauritius Companies Act and our interests register (if any) for inspection by any shareholder of ours or by a person authorized in writing by a shareholder for the purpose, between the hours of 9:00 a.m. and 5:00 p.m. on each working day during the inspection period at the place at which our records are kept in Mauritius. A shareholder who wishes to inspect such records must serve written notice on us of his intention to inspect the records.

The term “inspection period” is defined in the Mauritius Companies Act to mean the period commencing on the third working day after the day on which notice of intention to inspect is served on us by the person.

Changes in Capital

Subject to the Mauritius Companies Act, we may, from time to time, by ordinary resolution:

(a)	divide our shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(b)	consolidate and divide all or any of our share capital into shares of larger par value than our existing shares; and

(c)	engage in a forward stock split.

Subject to the Mauritius Companies Act and our Constitution and any confirmation or consent required by law or under our Constitution, we may from time to time by special resolution authorize the reduction of our stated capital (including any amount in any share premium account) or change the currency denomination of our share capital as we think fit.

Purchase by Our Company of our Own Shares

We may, pursuant to a special resolution, purchase or acquire and hold our own shares as treasury shares upon such terms as our board of directors may, in our discretion, determine, provided always that such purchase or acquisition is effected in accordance with the provisions of the Mauritius Companies Act, which generally requires solvency of the company after giving effect to such purchase or acquisition.

Interested Directors

Subject to the Mauritius Companies Act and our Constitution, a director shall, forthwith after becoming aware of the fact that he is interested in a transaction or a proposed transaction with us, cause to be entered in our interests register and disclose to our board of directors the nature and monetary value of that interest, or where the monetary value of the director’s interest cannot be quantified, the nature and extent of that interest. A general notice entered in the interests register or disclosed to our board of directors to the effect that a director is a shareholder, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction.

To the extent that our company is a reporting issuer, as defined in section 86 of the Mauritius Securities Act 2005, the relevant disclosure requirements under the Mauritius Securities Act 2005 may also be applicable. We have applied to the Mauritius Financial Services Commission for an exemption from the disclosure requirements applying to reporting issuers under the Mauritius Securities Act 2005.

Notification of Shareholdings by Directors and Substantial Shareholders

Our Constitution provides that (a) each of our directors shall, upon his appointment to our board of directors, give an undertaking to our company that, for so long as he remains a director of our company, he shall forthwith notify our company secretary of the particulars of our equity shares beneficially owned by him at the time of his appointment and of any change in such particulars (including the circumstances of any such change), and (b) each member of our company shall, upon becoming a substantial shareholder of our company, give an undertaking to our company that, for so long as he remains as a substantial shareholder of our company, he shall notify our company secretary of the particulars of our equity shares in which he has an interest at the time of his becoming a substantial shareholder or of any change in such particulars (including the circumstances of any such change) within 48 hours of such time or change (as the case may be), provided that he shall only be required to give notice of a change in the percentage level of his interests in the shares where there is a change of 1% or more in the percentage level of his shareholding interest in the relevant class of shares in our company. For this purpose, a “substantial shareholder” means a person who holds by himself or his nominee a share or an interest in a share in the capital of our company which entitles him to exercise not less than 5% of the aggregate voting power exercisable at a meeting of our shareholders.

Category 1 Global Business Company

We are licensed by the Financial Services Commission as a Mauritius Category 1 Global Business Company, or GBC1.

Before the coming into force of the Mauritius Finance Act 2010, Mauritius companies holding a GBC1 were only allowed to conduct business outside Mauritius. However, with the implementation of the Mauritius Finance Act 2010, Mauritius companies holding a GBC1 may (i) carry on business in Mauritius, (ii) deal with persons resident in Mauritius, and (iii) hold shares or other interests in a corporation which is resident in Mauritius.

A Mauritius company holding a GBC1 may conduct any business activity to the extent that it is not unlawful or contrary to public interest and to the extent that it does not cause or is likely to cause serious prejudice to the good repute of Mauritius as a center for financial services.

A Mauritius company holding a GBC1 should be administered at all times by a Management Company and should be controlled and managed in Mauritius.

The following indicative list of criteria has to be complied with:

(a)	The company must have at least 2 directors, resident in Mauritius, of sufficient caliber to exercise independence of mind and judgment.

(b)	The company will maintain at all times its principal bank account in Mauritius.

(c)	The company will keep and maintain at all times its accounting records at its registered office in Mauritius.

(d)	The company will prepare its statutory financial statements and cause the same to be audited in Mauritius.

(e)	The company will provide for meetings of directors to include at least 2 directors from Mauritius.

(f)	whether a corporation meets at least one of the following criteria:

(i)	the corporation has or shall have office premises in Mauritius;

(ii)	the corporation employs or shall employ on a full time basis at administrative/technical level, at least one person who shall be resident in Mauritius;

(iii)	the corporation’s constitution contains a clause whereby all disputes arising out of the constitution shall be resolved by way of arbitration in Mauritius;

(iv)	the corporation holds or is expected to hold within the next 12 months, assets (excluding cash held in bank account or shares/interests in another corporation holding a Global Business License) which are worth at least US$100,000 in Mauritius;

(v)	the corporation’s shares are listed on a securities exchange licensed by the Commission; or

(vi)	it has or is expected to have a yearly expenditure in Mauritius which can be reasonably expected from any similar corporation which is controlled and managed from Mauritius.

A Mauritius company holding a GBC1 is tax resident in Mauritius and can therefore benefit from the network of Double Taxation Avoidance Agreements which Mauritius has in place with a number of countries.

Differences in Corporate Law

The Mauritius Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Mauritius Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Pursuant to the Mauritius Companies Act, subject to certain exceptions prescribed in the Mauritius Companies Act, a Mauritius company shall not enter into the following transactions unless the transaction is approved by special resolution or contingent on approval by special resolution of the shareholders of the company:

(a)	the acquisition of, or an agreement to acquire, whether contingent or not, assets the value of which is more than 75% of the value of the company’s assets before the acquisition;

(b)	the disposition of, or an agreement to dispose of, whether contingent or not, assets of the company the value of which is more than 75% of the value of the company’s assets before the disposition; or

(c)	a transaction that has or is likely to have the effect of the company acquiring rights or interests or incurring obligations or liabilities the value of which is more than 75% of the value of the company’s assets before the transaction (provided that this will not apply by reason only of the company giving, or entering into an agreement to give, a charge secured over assets of the company, the value of which is more than 75% of the value of the company’s assets for the purpose of securing the repayment of money or the performance of an obligation).

Under the Mauritius Companies Act, a special resolution is a resolution that is approved by a majority of 75% of the votes of those shareholders entitled to vote and voting on the question.

Where a transaction involves the acquisition or disposition or the acquiring of rights, interests or incurring obligations of, in any case, more than half the value of the Mauritius company’s assets, subject to certain exceptions prescribed in the Mauritius Companies Act, the transaction has to be approved by ordinary resolution or contingent on approval by ordinary resolution, and a Mauritius company shall not enter into the following transactions unless the transaction is approved by ordinary resolution or contingent on approval by ordinary resolution of the shareholders of the company:

(a)	the acquisition of, or an agreement to acquire, whether contingent or not, assets the value of which is more than 50% of the value of the company’s assets before the acquisition;

(b)	the disposition of, or an agreement to dispose of, whether contingent or not, assets of the company the value of which is more than 50% of the value of the company’s assets before the disposition; or

(c)

a transaction that has or is likely to have the effect of the company acquiring rights or interests or incurring obligations or liabilities the value of which is more than 50% of the value of the company’s assets before the transaction (provided that this will not apply by reason only of the company giving, or entering into an agreement to give, a charge secured over assets of the company, the value of which is more than 50% of the value of the company’s assets for the purpose of securing the repayment of money or the performance of an obligation).

Under the Mauritius Companies Act, an ordinary resolution is a resolution that is approved by a simple majority of the votes of those shareholders entitled to vote and voting on the matter which is the subject of the resolution.

Under Delaware law, a corporation may sell, lease or exchange all or substantially all of its property and assets upon approval by the board and resolutions adopted by holders of a majority of the outstanding shares of the corporation entitled to vote.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Mauritius law requires an amalgamation proposal to be approved by the directors of each constituent company and by special resolution of the shareholders of each constituent company.

A merger between a Mauritius parent company and its Mauritius subsidiary or subsidiaries does not require approval by a resolution of shareholders. For this purpose a “subsidiary” has the meaning assigned to it by the Mauritius Companies Act.

Save in certain circumstances, a dissentient shareholder of a Mauritius constituent company is entitled to payment of the fair and reasonable price for his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will normally preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies where the Supreme Court of Mauritius, on the application of the company or, with leave of the court, any shareholder or creditor of the company, may order that an arrangement or amalgamation or compromise shall be binding on the company and on such other persons or classes of persons as the court may specify and any such order may be made on such terms and conditions as the court thinks fit.

Under the Delaware General Corporations Law, a merger of two Delaware corporations requires approval by the board and, except in certain circumstances, shareholders of each corporation. A merger between a Delaware parent company and its Delaware subsidiary or subsidiaries does not generally require shareholder approval.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff, but under the Mauritius Companies Act, the Mauritius courts may grant leave to a shareholder (including a minority shareholder) to bring a derivative action.

In Delaware, in any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law. The complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort. Such action shall not be dismissed or compromised without the approval of the Chancery Court. Moreover, if we were a Delaware corporation, a shareholder whose shares were canceled in connection with our dissolution, would not be able to bring a derivative action against us after the equity shares have been cancelled.

Indemnification of Directors and Executive Officers and Limitation of Liability

Under the Mauritius Companies Act, a company may indemnify a director or employee of the company or a related company for any costs incurred by him or the company in respect of any proceedings (a) that relates to liability for any act or omission in his capacity as a director or employee and (b) in which judgment is given in his favor, in which he is acquitted, which is discontinued, in which he is granted relief under section 350 of the Mauritius Companies Act or where proceedings are threatened and such threatened action is abandoned or not pursued. The Mauritius Companies Act further provides that a company may indemnify a director or employee of the company or a related company in respect of (a) liability to any person, other than the company or a related company, for any act or omission in his capacity as a director or employee or (b) costs incurred by that director or employee in defending or settling any claim or proceedings relating to any such liability, save in respect of any criminal liability or liability in respect of a breach (in the case of a director) of the duty to exercise his powers honestly in good faith in the best interests of the company. Our post-offering Constitution will provide for indemnification, to the extent permitted by Mauritius law, of our directors and officers for costs, charges, losses, expenses and liabilities incurred or sustained by them in the execution and discharge of their duties in their respective offices or in relation thereto, except in respect of their own fraud or dishonesty.

Under Delaware law, a corporation has the flexibility to indemnify a director, officer, employee or agent if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe the person’s conduct was unlawful.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Mauritius law, a director of a Mauritius company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes duties to the company that include a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. Under the Mauritius Companies Act, our directors have a duty to our company to exercise their powers honestly, in good faith and in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius law to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time.

Neither Mauritian law nor our Constitution requires the majority of our directors to be independent.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Mauritius law provides that, save for the annual meeting of a company, shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held or by resolution in writing signed by not less than 75% or such other percentage as the constitution of the company may require for passing a special resolution, whichever is the greater, of the shareholders who would be entitled to vote on that resolution at a meeting of shareholders who together hold not less than 75% (or, if a higher percentage is required by the constitution, that higher percentage) of the votes entitled to be cast on that resolution.

Shareholder Meetings

Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or bylaws. However, if a corporation fails to hold its annual general meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual general meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

Mauritius law and our Constitution allow our shareholders to requisition a shareholders’ meeting. We are obliged by law to call a shareholders’ annual meeting once every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Mauritius law, our Constitution does not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Constitution, directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains business combination provision applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. Subject to specified exceptions, an interested shareholder is a person or a group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% of more of the corporation’s outstanding voting stock at any time within the previous three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

There is no such statutory provision under Mauritius law restricting transactions between a company and its significant shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by all shareholders entitled to vote thereon. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Mauritius law, a company may be wound up by either an order of the courts of Mauritius or by a special resolution of its members or, if the company is unable to pay its debts, by a special resolution of its members with leave of the court. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Insolvency Act 2009 of Mauritius, our company may be dissolved, liquidated or wound up by special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Mauritius law and our Constitution, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Mauritius law, our Constitution may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Constitution on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

Such limitations are not required under the Delaware General Corporation Law.

Issuance of Preferred Shares

Our Constitution allows for our company to issue preferred shares. Our Constitution provides that, except for issuances of more than 10% of the share capital of the Company in a single transaction, which must be approved by an ordinary resolution of shareholders for so long as International Finance Corporation or IFC GIF Investment Company I hold any ordinary shares of the Company, the directors of our company may offer, issue, grant options over or otherwise dispose of shares of our company to such persons, at such times and for such consideration and upon such terms and conditions as the board of directors of our company may in its absolute discretion determine (save that no shares shall be issued below the par value of the share) and that any share in our company may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as our company may determine or, if there has not been any such determination or so far as the same does not make specific provision, as the board of directors of our company may determine.

Under the Delaware General Corporation Law, a corporation may issue preferred shares without shareholder approval.

Compulsory Acquisition

The Financial Services Commission in Mauritius has recently issued the Securities (Takeover) Rules 2010, or the Rules, under the Financial Services Act 2007 of Mauritius and the Mauritius Securities Act which may apply to takeover offers where the offeree is a reporting issuer in Mauritius and to a corporation holding a global business license which is listed on a relevant securities exchange. The Rules include provisions, inter alia, for the making of a mandatory offer and compulsory acquisition of shares. The Rules came into operation on May 1, 2011.

Anti-takeover provisions

Mauritius law does not prevent Mauritius companies from adopting a wide range of defensive measures, such as staggered boards, issue of preferred shares, adoption of poison pill shareholder rights plans and provisions that restrict the rights of shareholders to call meetings. Our Constitution includes the following provisions which may be regarded as defensive measures: (i) a staggered board of directors, (ii) the ability to issue preferred shares, (iii) granting directors the absolute discretion to decline to register a transfer of any shares (other than a fully paid share), and (iv) requiring that amendments to our Constitution be approved by a special resolution of the shareholders of our company.

Delaware law also does not prevent Delaware corporations from adopting defensive measures such as staggered boards, issue of preferred shares, adoption of poison pill shareholder rights plans and requirements for advance notification of shareholder nominations and proposals. In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless certain conditions are met. Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Registration Rights

We intend to enter into a registration rights agreement by and among Azure Power Global Limited, IFC, IFC GIF Investment Company I, PROPARCO, FC VI India Venture (Mauritius) Ltd., Helion Venture Partners II, LLC, Helion Venture Partners India II, LLC and DEG (collectively referred to as the “Holders”), pursuant to which we will grant certain registration rights to certain holders of our Registrable Securities, as described below.

Subject to the terms of the registration rights agreement and lock-up agreements described in this prospectus, at any time or from time to time, one or more of the Holders may request that the Company effect a registration under the Securities Act of all or any part of the Registrable Securities (as will be defined in the registration rights agreement) owned by the Holders (each such registration is referred to as a “Demand

Registration”), provided that the Registrable Securities to be so registered (i) have an aggregate value of at least $        , based on the closing trading price of the equity shares on the date demand to file such Demand Registration Statement is made, and (ii) include all Registrable Securities of the Holder or Holders requesting the Demand Registration which remain outstanding at such time.

At any time after the Company becomes eligible to file a shelf registration statement under the Securities Act, the registration statement to be filed by the Company pursuant to any Demand Registration may be required by the Holder requesting such Demand Registration to be in the form of a shelf registration statement (or any similar or successor form for which the Company then qualifies).

Each Holder is entitled to not more than              Demand Registrations pursuant to the registration rights agreement. All Holders are entitled to no more than              Demand Registrations pursuant to the registration rights agreement per year.

Whenever the Company proposes to file a registration statement including, but not limited to, registration statements relating to secondary offerings of securities of the Company (but excluding registration statements relating to the paragraphs above and relating to employee benefit plans or with respect to corporate reorganizations) at any time and from time to time, the Company will, at least 20 days prior to such filing, give written notice to all Holders of its intention to do so and, upon the written request of any Holder(s) given within 10 days after the Company provides such notice, the Company will use its reasonable efforts to cause all Registrable Securities that the Company has been requested by such Holder(s) to register or to be registered under the Securities Act to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of such Holder(s), provided that the Company shall have the right to postpone or withdraw any such registration effected without obligation to any Holder.

SHARES ELIGIBLE FOR FUTURE SALE

Following the consummation of this offering, we will have a total of             equity shares issued and outstanding after giving effect to the corporate formation transactions described under “Prospectus Summary —  Corporate Structure,” assuming a total of             equity shares will be issued to the non-founder investors upon the conversion of convertible securities, based on an initial public offering price of US$             per equity share, which is the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, and assuming the underwriters do not exercise their over-allotment option to purchase additional shares. All of the equity shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our equity shares in the public market could have a material adverse effect on the prevailing market prices of our equity shares.

While application has been made for the equity shares to be listed on the New York Stock Exchange, or NYSE, we cannot assure you that an active trading market for our equity shares will develop.

Lock-Up Agreements

All of our directors and executive officers, the selling shareholder and substantially all of our shareholders have signed lock-up agreements prior to this offering under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any equity shares or any securities convertible into or exercisable or exchangeable for equity shares without the prior written consent of Barclays Capital Inc. for a period of 180 days, subject to certain exceptions and possible extension under certain circumstances, after the date of this prospectus. These agreements are described below under “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned our “restricted securities” within the meaning of Rule 144 for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•

1% of the number of our equity shares then outstanding, which will equal approximately             shares immediately after this offering, or approximately             shares if the underwriters exercise their option to purchase additional equity shares in full; and

•	The average weekly trading volume of our equity shares on the during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by persons who are deemed our affiliates are subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of the prospectus, persons other than our affiliates who purchased equity shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements.

Share Options

Shortly after the completion of this offering, we intend to file a registration statement on Form F-8 under the Securities Act to register all equity shares issuable under our 2015 Employee Stock Option Plan. See “Management — Equity-Based Compensation Plans” for a description of such plan.

This Form F-8 registration statement is expected to become effective immediately upon filing, and equity shares covered by that registration statement will then be eligible for sale in the public markets, subject to:

•	The Rule 144 limitations applicable to affiliates;

•	The expiration of the lock-up period; and

•	Vesting restrictions imposed by us.

Upon consummation of the offering, there will be options outstanding to purchase             fully paid equity shares pursuant to our 2015 Employee Stock Option Plan.

TAXATION

The following discussion summarizes the material Mauritius, Indian and United States federal income tax consequences of an investment in our equity shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. To the extent that the discussion states specific legal conclusions under Mauritius tax law, it represents the opinion of Appleby, our special Mauritius counsel; and, to the extent it states specific legal conclusions under Indian tax law, it represents the opinion of Shardul Amarchand Mangaldas & Co., our special Indian counsel. This discussion does not deal with all possible tax consequences relating to an investment in our equity shares, such as the tax consequences under state, local, non-U.S., non-Indian and non- Mauritian tax laws.

Mauritius Taxation

We are a company holding a Mauritius Category 1 Global Business Company, or GBC1, issued by the Financial Services Commission and is a tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on our chargeable income at the rate of 15%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations under the Income Tax (Foreign Tax Credit) Regulations 1996, credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income, and where credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit.

Under the Income Tax (Foreign Tax Credit) Regulations 1996, “foreign source income” means income which is not derived from Mauritius and includes in the case of a corporation holding a GBC1 under the Financial Services Act 2007 of Mauritius, income derived in the course of a global business. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged and for this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our company’s foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our chargeable income would be 3%.

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a GBC1 issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15% in Mauritius.

We hold tax residence certificates issued by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India.

Mauritius has no capital gains tax and has no withholding tax on the payment of dividends.

Prospective investors are urged to consult their own tax advisers in order to fully understand the tax consequences of an investment in the equity shares.

U.S. Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our equity shares. This summary applies only to U.S. Holders that hold the equity share as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our equity shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons holding equity share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired equity share pursuant to the exercise of any employee share option or otherwise as compensation; or

•	entities taxable as partnerships for U.S. federal income tax purposes, or persons holding equity share through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR EQUITY SHARES.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our equity shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more United States persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in any entity taxable as a partnership for U.S. federal income tax purposes that holds our equity share will depend on the status of such partner and the activities of such partnership. If you are a partner in such partnership, you should consult your tax advisors.

Dividends and Other Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount (in U.S. dollars) of any distribution we make to you on our equity shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income as dividend income on the date of receipt, but only to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Amounts not treated as dividend income for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce your tax basis in your equity share, but not below zero. Distributions in excess of our current and accumulated earnings and profits and your tax basis in your equity share will be treated as capital gain realized on the sale or other disposition of the equity share. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make to you will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations for dividends received from other U.S. corporations.

Under current law, certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) our equity shares are readily tradable on an established securities market in the United States including the NYSE, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend is paid and the preceding taxable year and (3) certain holding period requirements are met. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay on our equity shares, as well as the effect of any change in applicable law after the date of this prospectus.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to complex limitations, to claim a foreign tax credit with respect to any foreign withholding taxes imposed on dividends received on our equity share. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Dispositions

Subject to the PFIC rules discussed below, you will generally recognize taxable capital gain or loss on any sale, exchange or other taxable disposition of an equity share equal to the difference between the amount realized (in U.S. dollars) for the equity share and your adjusted tax basis (in U.S. dollars) in the equity share. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the equity share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any capital gain or loss will generally be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our equity shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although we are engaged in an active business and we do not generate substantial passive income relative to the revenue from our active business, the PFIC rules are complex. The determination of whether we will be or become a PFIC will depend, in part, on the composition of our income and assets. Fluctuations in the market price of our equity shares may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our equity shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Although, based on our current income and assets, we presently do not expect to be classified as a PFIC for the current taxable year and do not anticipate becoming a PFIC in future taxable years, there can be no assurance in this regard.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our equity shares and such U.S. Holder did not make a mark-to-market election as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of our equity shares; and

•

any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of our equity shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the equity shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the equity share;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

If we are treated as a PFIC with respect to you for any taxable year, if any of our subsidiaries are also PFICs or if we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the equity share you own bears to the value of all of our equity shares, and you may be subject to the rules described in the preceding two paragraphs for the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding how the PFIC rules apply to any of our subsidiaries or direct or indirect equity investments.

If a U.S. Holder, at the close of its taxable year, owns stock in a PFIC that are treated as “marketable stock” for United States federal income tax purposes, the U.S. Holder may make a mark-to-market election with respect to such stock for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our equity shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above with respect to its equity shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its equity shares at the end of its taxable year over the adjusted tax basis in its equity shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its equity shares over the fair market value of its equity shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its equity shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the equity shares will be treated as ordinary income.

The mark-to-market election is available only for stock that are regularly traded on a national securities exchange that is registered with the SEC, including the NYSE, or on a foreign exchange or market that the Internal Revenue Service determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we expect our equity shares to be listed on the NYSE, we cannot guarantee that once our equity shares are listed, they will continue to be listed and traded on the NYSE. In addition, the mark-to-market election may not be available with respect to any lower-tier PFICs unless shares of such lower-tier PFICs are themselves “marketable stock.” U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our equity share under their particular circumstances.

Alternatively, a U.S. person that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A U.S. Holder that owns, or is deemed to own, equity shares in a PFIC during any taxable year of the U.S. Holder may have to file Internal Revenue Service Form 8621 with such U.S. Holder’s U.S. federal income tax return.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our equity shares and the elections and reporting requirements discussed above.

Information Reporting with Respect to Foreign Financial Assets

A U.S. Holder that owns “specified foreign financial assets,” including securities issued by a non-U.S. corporation, with an aggregate value in excess of US$50,000 at the end of the year (or a higher dollar amount prescribed by the Internal Revenue Service) may be required to file an information report with respect to such assets with such U.S. Holder’s U.S. federal income tax return, subject to certain exceptions. These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so. U.S. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the equity shares.

Transfer Reporting Requirements

A U.S. Holder (including a U.S. tax-exempt entity) that transfers cash in exchange for equity of a newly created non-U.S. corporation may be required to file a Form 926 or a similar form with the Internal Revenue Service if (i) such person owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of the corporation or (ii) if the transferred cash, when aggregated with all transfers made by such person (or any related person) within the preceding 12 month period, exceeds US$100,000. U.S. Holders should consult their tax advisors regarding the applicability of this requirement to their acquisition of equity shares.

Indian Taxation

The discussion contained herein is based on the applicable tax laws of India as in effect on the date hereof and is subject to possible changes in Indian law that may come into effect after such date. Prospective investors should consult their own tax advisers as to the consequences of purchasing the equity shares, including, without limitation, the consequences of the receipt of dividend and the sale, transfer or disposition of the equity shares.

Dividend payments to Azure Power Global Limited by our subsidiary, AZI, are subject to dividend distribution tax in India payable by AZI at a rate of 17.30% on the total amount distributed as a dividend as grossed up by the amount of such dividend distribution tax. Any dividend income in respect of our equity shares will not be subject to any withholding or deduction in respect of Indian income tax laws so long as our holding company is deemed to be tax resident in Mauritius.

Pursuant to amendments to the Indian Income Tax Act, 1961, as amended, income arising directly or indirectly through the transfer of a capital asset, including any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets (whether tangible or intangible) located in India and whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India. The share or interest of the company or entity registered or incorporated outside of India, shall be deemed to derive its value substantially from the assets located in India, if the value of such Indian assets exceeds Rs. 100 million, and represents at least 50% of the value of all the assets owned by the company or entity registered or incorporated outside of India. Substantially all of our assets are located in India. However, if the transferor of share or interest in a company or entity registered or incorporated outside of India (along with its associated enterprises), neither holds the right of management or control in the company or entity registered or incorporated outside of India nor holds voting power or share capital or interest exceeding 5% of the total voting power or total share capital or interest in the company or entity registered or incorporated outside of India, at any time during the twelve months preceding the date of transfer, such small shareholders are exempt from the indirect transfer provisions mentioned above.

The amendments also do not deal with the interplay between the Indian Income Tax Act, 1961, as amended, and the double taxation avoidance agreements that India has entered into with countries such as the United States, in case of an indirect transfer. Accordingly, the implications of these amendments are presently unclear. If it is determined that these amendments apply to a holder of our equity shares, such holder could be liable to pay tax in India on such income.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Mauritius and our primary operating subsidiary, AZI, is incorporated in India. The majority of our directors and executive officers are not residents of the United States and substantially all of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or us. In addition, you may be unable to enforce judgments obtained in courts of the United States against such persons outside the jurisdiction of their residence, including judgments predicated solely upon U.S. securities laws.

There is uncertainty as to whether the courts in Mauritius would enforce judgments obtained in the United States against us or our directors or executive officers, as well as the experts named herein, based on the civil liability provisions of the securities laws of the United States or allow actions in Mauritius against us or our directors or executive officers based only upon the securities laws of the United States. Further, foreign judgments may not be given effect to by a Mauritius court where it would be contrary to any principle affecting public policy in Mauritius or to the extent that they constitute the payment of an amount which is in the nature of a penalty and not in the nature of liquidated damages.

In addition to and irrespective of jurisdictional issues, neither Mauritian nor Indian courts will enforce a provision of the U.S. federal securities laws that is either penal in nature or contrary to public policy. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by Mauritian or Indian courts. Specified remedies available under the laws of U.S. jurisdictions, including specified remedies under U.S. federal securities laws, would not be available under Mauritian or Indian law or enforceable in a Mauritian or Indian court, if they are considered to be contrary to Mauritian or Indian public policy. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Mauritian and Indian courts to be penal in nature and therefore unenforceable in both Mauritius and India. Further, no claim may be brought in Mauritius or India against us or our directors and officers, as well as the experts named herein, in the first instance for a violation of U.S. federal securities laws because these laws have no extraterritorial application under Mauritian or Indian law and do not have force of law in Mauritius or India.

Section 44A of the Indian Code of Civil Procedure, 1908, as amended, or the Civil Procedure Code, provides that where a foreign judgment has been rendered by a superior court in any country or territory outside of India which the Indian government has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by an appropriate court in India. However, the enforceability of such judgments is subject to the exceptions set forth in Section 13 of the Civil Procedure Code. This section, which is the statutory basis for the recognition of foreign judgments, states that a foreign judgment is conclusive as to any matter directly adjudicated upon except:

•	where the judgment has not been pronounced by a court of competent jurisdiction;

•	where the judgment has not been given on the merits of the case;

•	where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable;

•	where the proceedings in which the judgment was obtained were opposed to natural justice;

•	where the judgment has been obtained by fraud; or

•	where the judgment sustains a claim founded on a breach of any law in force in India.

Section 44A of the Civil Procedure Code is applicable only to decrees or judgments under which a sum of money is payable not being in the nature of amounts payable in respect of taxes or other charges of a similar nature or in respect of fines or other penalties and does not include arbitration awards. It is unlikely that a court in

India would award damages on the same basis as a foreign court if an action were brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with public policy or practice in India.

If a judgment of a foreign court is not enforceable under Section 44A of the Civil Procedure Code as described above, it may be enforced in India only by a suit filed upon the judgment, subject to Section 13 of the Civil Procedure Code, and not by proceedings in execution. The United States has not been declared by the Indian government to be a reciprocating territory for the purposes of Section 44A of the Civil Procedure Code. Accordingly, a judgment of a court in the United States may be enforced only by filing a fresh suit on the basis of the judgment and not by proceedings in execution.

The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is difficult to predict whether a suit brought in an Indian court will be disposed of in a timely manner or be subject to untimely delay.

A party seeking to enforce a foreign judgment in India is required to obtain prior approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, as amended, to repatriate any amount recovered pursuant to such enforcement. Any judgment in a foreign currency would be converted into Indian rupees on the date of judgment and not on the date of payment.

A final and conclusive judgment in the superior courts of a foreign jurisdiction, or foreign courts, other than the courts of the United Kingdom, under which a sum of money is payable (other than a sum payable in respect of taxes, fines, penalties or similar charges) may be recognized by, and be enforceable in, the courts of Mauritius if (1) the judgment is still valid, final and is capable of execution in the jurisdiction in which it was delivered; (2) the judgment is not contrary to any principle affecting public policy in Mauritius; (3) the foreign courts had jurisdiction to hear the claim; and (4) our company had been regularly summoned to attend the proceedings before the foreign courts. Any judgment expressed in a foreign currency by a foreign court, may, when made executory in Mauritius, be expressed in that foreign currency. A valid and final judgment rendered by a court in the United States may not be enforced in Mauritius except by way of exequatur under the Mauritius Code on Civil Procedure. The exequatur may be sought in Mauritius so long as the valid and final judgment is capable of execution in the United States.

A final and conclusive judgment or order in the superior courts of the United Kingdom under which a sum of money is made payable (and including an award in proceedings on an arbitration if the award has, under the law in force in the place where it was made, become enforceable in the same manner as a judgment by a court in that place) would, on registration in accordance with the provisions of The Reciprocal Enforcement of Judgments Act 1923 be enforceable in the Supreme Court of Mauritius. Any judgment expressed in pounds sterling or other currency by a superior court of the United Kingdom, may, when made executory in Mauritius, be expressed in pounds sterling or any other currency at the rate of exchange prevailing at the date of judgment of the original court.

UNDERWRITING

Barclays Capital Inc. is acting as the sole book-running manager of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, Barclays Capital Inc. has agreed to purchase from us and the selling shareholder all the equity shares.

The underwriting agreement provides that the underwriter’s obligation to purchase equity shares depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the equity shares offered hereby (other than those equity shares covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling shareholder to the underwriter are true;

•	there is no material change in our business or the financial markets; and

•	we and the selling shareholder deliver customary closing documents to the underwriter.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling shareholder will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriter pays to us and the selling shareholder for the shares.

	US		Selling Shareholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	US$	US$	US$	US$
Total	US$	US$	US$	US$

The representative has advised us that the underwriter proposes to offer the equity shares directly to the public at the public offering price on the cover of this prospectus and to selected dealers at such offering price less a selling concession not in excess of US$             per share.

The expenses of the offering that are payable by us are estimated to be approximately US$             (excluding underwriting discounts and commissions). We have agreed to reimburse the underwriter for certain of its expenses, in an amount of up to US$            , as set forth in the underwriting agreement.

Option to Purchase Additional Shares

We have granted the underwriter an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of             shares from us at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, the underwriter will be obligated, subject to certain conditions, to purchase additional shares.

Lock-Up Agreements

We, all of our directors and executive officers, the selling shareholder and substantially all of our shareholders, have agreed that, for a period of 180 days after the date of this prospectus subject to certain limited exceptions, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any equity shares (including, without limitation, equity shares that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and equity shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for equity shares (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any equity shares or securities convertible into or exchangeable for equity shares, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of equity shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of equity shares or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any equity shares or securities convertible, exercisable or exchangeable into equity shares or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing.

Barclays Capital Inc., in its sole discretion, may release the equity shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release equity shares and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of equity shares and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the company, Barclays Capital Inc. will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of equity shares that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our equity shares. The initial public offering price was negotiated among the representative, the selling shareholder and us. In determining the initial public offering price of our equity shares, the representative considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling shareholder have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization and Short Positions

The underwriter may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the equity shares, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriter in excess of the number of shares it is obligated to purchase is not greater than the number of shares that it may purchase by exercising its option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in its option to purchase additional shares. The underwriter may close out any short position by either exercising its option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through its option to purchase additional shares. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

These stabilizing transactions may have the effect of raising or maintaining the market price of our equity shares or preventing or retarding a decline in the market price of the equity shares. As a result, the price of the equity shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we, the selling shareholder nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the equity shares.

Listing on the New York Stock Exchange

We have applied to list our equity shares on the New York Stock Exchange under the symbol “AZRE”.

Discretionary Sales

The underwriter has informed us that it does not expect to sell more than 5% of the equity shares in the aggregate to accounts over which it exercises discretionary authority.

Stamp Taxes

If you purchase equity shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriter or its affiliates have a lending relationship with us, certain of those underwriter or its affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriter and its affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the equity shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the equity shares offered hereby. The underwriter and certain of its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Directed Share Program

At our request, the underwriter has reserved         % of the equity shares to be issued by us and offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these equity shares will be subject to a 180-day lock-up restriction. The number of equity shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved equity shares. Any reserved equity shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other equity shares offered by this prospectus.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any equity shares which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any equity shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;

•

by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of equity shares shall result in a requirement for us, the selling shareholder or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any equity shares under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter, the selling shareholder and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and

•

in the case of any equity shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the equity shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where equity shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such equity shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of equity shares to the public” in relation to any equity shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any equity shares to be offered so as to enable an investor to decide to purchase or subscribe for the equity shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA), as received in connection with the issue or sale of the equity shares in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the equity shares in, from or otherwise involving the United Kingdom.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the equity shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the equity shares without disclosure to investors under Chapter 6D of the Corporations Act.

The equity shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring equity shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The equity shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the equity shares offered should conduct their own due diligence on the equity shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The equity shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the equity shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the equity shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

India

This prospectus has not been and will not be registered as a prospectus with any registrar of companies in India. This prospectus has not been and will not be reviewed or approved by any regulatory authority in India, including the Securities and Exchange Board of India, any registrar of companies in India or any stock exchange in India. This prospectus and this offering of equity shares are not and should not be construed as an invitation, offer or sale of any securities to the public in India. Other than in compliance with the private placement exemptions under applicable laws and regulations in India, including the Companies Act, 2013, as amended, our equity shares have not been, and will not be, offered or sold to the public or any member of the public in India. This prospectus is strictly personal to the recipient and neither this prospectus nor the offering of our equity shares is calculated to result, directly or indirectly, in our equity shares becoming available for subscription or purchase by persons other than those receiving the invitation or offer. Each investor is deemed to have acknowledged, represented and agreed that it is eligible to invest in our company and our equity shares under applicable laws, rules and regulations in India, without the requirement to obtain any prior approval, and that it is not prohibited or prevented under any law, rule or regulation in India from acquiring, owning or selling our equity shares.

Japan

The equity shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our equity shares may not be circulated or distributed, nor may our shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our equity shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not transferred within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

The equity shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the equity shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the equity shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of equity shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of equity shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of equity shares.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the offering (all amounts are estimated except the SEC registration fee and the FINRA filing fee):

SEC registration fee	US$	11,620
FINRA filing fee	US$	14,850
Listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total		*

*	To be provided by amendment.

LEGAL MATTERS

Certain legal matters as to United States federal and New York law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California. The validity of the equity shares offered in this offering and certain legal matters as to Mauritius law will be passed upon for us by Appleby, Port Louis, Mauritius. Certain legal matters as to Indian law will be passed upon for us by Shardul Amarchand Mangaldas & Co, New Delhi, India. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Appleby with respect to matters governed by Mauritius law and upon Shardul Amarchand Mangaldas & Co with respect to matters governed by Indian law. Certain legal matter will be passed on for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Azure Power Global Limited at March 31, 2014 and 2015 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Associates LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the equity shares to be sold in this offering. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. You should refer to the registration statement for further information. Statements contained in this prospectus as to the content of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or document.

Upon declaration by the SEC of the effectiveness of the registration statement, we will become subject to the periodic reporting and other informational requirements of the Exchange Act applicable to a foreign private issuer. Under the Exchange Act, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Azure Power Global Limited

We have audited the accompanying consolidated balance sheets of Azure Power Global Limited as of March 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive loss, preferred shares and shareholders’ deficit and cash flows for each of the two years in the period ended March 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Azure Power Global Limited at March 31, 2014 and 2015, and the consolidated result of its operations and its cash flows for each of the two years in the period ended March 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Associates LLP

Gurgaon, India

March 1, 2016

AZURE POWER GLOBAL LIMITED

Consolidated Balance Sheets

Rs. and US$ amounts in thousands, except share and par value data

	As on March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
			(Note 2(d))
Assets
Current assets:
Cash and cash equivalents	1,599,067	2,044,290	30,885
Restricted cash	60,000	702,407	10,612
Accounts receivable, net	166,226	237,956	3,595
Deferred income tax asset	—	22,453	339
Deferred IPO cost	—	88,400	1,336
Prepaid expenses and other current assets#	122,398	240,730	3,637

Total current assets	1,947,691	3,336,236	50,404
Restricted cash	618,674	600,794	9,077
Property, plant and equipment, net	6,033,617	15,145,674	228,821
Software, net	5,332	15,720	238
Deferred income taxes	69,394	4,460	67
Other assets* #	599,445	820,824	12,401

Total assets	9,274,153	19,923,708	301,008

Liabilities, preferred shares and shareholders’ deficit
Current liabilities:
Accounts payable	16,656	971,467	14,677
Current portion of long-term debt	1,909,456	2,254,344	34,059
Income taxes payable	11,296	115,945	1,751
Deferred income taxes	28,802	998	15
Interest payable	32,472	55,879	844
Other liabilities	44,596	274,268	4,144

Total current liabilities	2,043,278	3,672,901	55,490
Long-term debt	7,111,393	15,478,509	233,850
Deferred revenue	232,403	317,702	4,800
Deferred income taxes	71,196	117,661	1,778
Asset retirement obligations	33,350	70,942	1,072
Other liabilities	6,266	18,630	281

Total liabilities	9,497,886	19,676,345	297,271

Preferred shares, Rs. 10 par value; 534,044 and 672,177 shares designated as compulsorily convertible preferred shares as of March 31, 2014 and 2015 respectively, (liquidation preference excluding dividend distribution tax is Rs. 5,176,368 as of March 31, 2015)	2,385,725	4,689,942	70,856

Shareholders’ deficit
Equity shares, US$0.01 par value; 109,830 shares issued and outstanding	68	68	1
Additional paid-in capital	(894,401)	(1,642,112)	(24,809)
Accumulated deficit	(1,745,307)	(2,828,302)	(42,730)
Accumulated other comprehensive income	20,012	23,192	350

Total APGL shareholders’ deficit	(2,619,628)	(4,447,154)	(67,188)
Non-controlling interest	10,170	4,575	69

Total shareholders’ deficit	(2,609,458)	(4,442,579)	(67,119)

Total liabilities, preferred shares and shareholders’ deficit	9,274,153	19,923,708	301,008

#	Includes security deposit of Rs. 6,300 and Rs. 6,300 (US$95) to related parties as of March 31, 2014 and 2015, classified as current and non-current respectively, also see Note 18.
*	Includes loan of Rs. 41,392 to a related party as of March 31, 2014, also see Note 18.

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statement of Operations

Rs. and US$ amounts in thousands, except share and per share data

	Year ended March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
			(Note 2(d))
Operating revenues:
Sale of power	881,345	1,124,138	16,984

Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	52,491	79,816	1,206
General and administrative expenses	235,300	425,952	6,435
Depreciation and amortization	252,352	322,430	4,871

Total operating cost and expenses	540,143	828,198	12,512

Operating income	341,202	295,940	4,472
Other expense:
Interest expense, net	520,219	831,790	12,567
Loss on foreign currency exchange, net	580,566	299,628	4,527

Total other expenses	1,100,785	1,131,418	17,094

Loss before income taxes	(759,583)	(835,478)	(12,622)
Income tax expense	(15,847)	(253,112)	(3,824)

Net loss	(775,430)	(1,088,590)	(16,446)
Net loss attributable to non-controlling interest	(26,935)	(5,595)	(85)

Net loss attributable to APGL	(748,495)	(1,082,995)	(16,361)
Accretion on Mezzanine CCPS	(366,552)	(755,207)	(11,410)

Net loss attributable to APGL equity shareholders	(1,115,047)	(1,838,202)	(27,771)

Net loss per share attributable to APGL equity shareholders
Basic and diluted	(10,241)	(16,737)	(253)
Shares used in computing basic and diluted per share amounts
Equity shares	108,882	109,830	—
Pro forma (unaudited)(1):
Pro forma net loss
Pro forma net loss attributable to non-controlling interest
Pro forma net loss attributable to APGL equity shareholders
Pro forma basic and diluted loss per share
Pro forma shares used in computing basic and diluted per share amounts

(1)	The pro forma disclosures for the year ended March 31, 2015 reflect the conversion of all outstanding compulsorily convertible debentures (Note 10) and compulsorily convertible preferred shares (Notes 10 and 14) into equity shares before the Initial Public Offering.

The pro forma disclosure will be completed once the equity shares upon conversion can be determined. For pro forma disclosure purposes, these conversions are assumed to have occurred as of the beginning of the fiscal year.

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statement of Comprehensive Loss

Rs. and US$ amounts in thousands

	Year ended March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
			(Note 2(d))
Net loss attributable to APGL equity shareholders	(1,115,047)	(1,838,202)	(27,772)
Add: Non-controlling interest	(26,935)	(5,595)	(85)
Other comprehensive loss:
Foreign currency translation	13,844	(3,180)	(48)

Total comprehensive loss attributable to APGL equity shareholders	(1,128,138)	(1,846,977)	(27,905)

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statement of Preferred Shares and Shareholders’ Deficit

Rs. and US$ amounts in thousands

	Preferred shares	Equity shares	Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total APGL shareholder’s deficit	Non- controlling interests	Total shareholder’s deficit
Balance as of March 31, 2013	2,019,173	68	(532,268)	6,168	(996,812)	(1,522,844)	37,105	(1,485,739)
Net loss	—	—	—	—	(748,495)	(748,495)	(26,935)	(775,430)
Accretion on Mezzanine CCPS	366,552	—	(366,552)	—	—	(366,552)	—	(366,552)
Other comprehensive loss	—	—	—	13,844	—	13,844	—	13,844
Share based compensation	—	—	4,419	—	—	4,419	—	4,419

Balance as of March 31, 2014	2,385,725	68	(894,401)	20,012	(1,745,307)	(2,619,628)	10,170	(2,609,458)

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statement of Preferred Shares and Shareholders’ Deficit

Rs. and US$ amounts in thousands

	Preferred shares	Equity shares	Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total APGL shareholders’ deficit	Non- controlling interests	Total shareholder’s deficit
Balance as of March 31, 2014	2,385,725	68	(894,401)	20,012	(1,745,307)	(2,619,628)	10,170	(2,609,458)
Proceeds from issue of shares to founders	—	—	68	—	—	68	—	68
Issuance of series F CCPS	1,549,010	—	—	—	—	—	—	—
Net loss	—	—	—	—	(1,082,995)	(1,082,995)	(5,595)	(1,088,590)
Accretion on Mezzanine CCPS	755,207	—	(755,207)	—	—	(755,207)	—	(755,207)
Other comprehensive loss	—	—	—	3,180	—	3,180	—	3,180
Share based compensation	—	—	7,428	—	—	7,428	—	7,428

Balance as of March 31, 2015	4,689,942	68	(1,642,112)	23,192	(2,828,302)	(4,447,154)	4,575	(4,442,579)
Balance as of March 31, 2015 (US$)	70,856	1	(24,809)	350	(42,730)	(67,188)	69	(67,119)

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statement of Cash Flows

Rs. and US$ amounts in thousands

	Year ended March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
			(Note 2(d))
Cash flows from operating activities
Net loss	(775,430)	(1,088,590)	(16,446)
Adjustments to reconcile net loss to net cash used in operating activities:
Deferred income taxes	(19,528)	61,179	924
Depreciation and amortization	252,352	322,430	4,871
Change in fair value of CCDs and Series E CCPS	190,300	286,300	4,325
Loss on disposal of property, plant and equipment	5,869	5,416	82
Share based compensation	4,419	7,428	112
Amortization of debt financing costs	15,330	22,090	334
Realized gain on short term investments	(13,060)	(13,949)	(211)
Deferred rent	365	12,170	184
Allowance for doubtful accounts	253	947	14
Loss on foreign currency exchange, net	580,566	299,628	4,527
Changes in operating assets and liabilities
Accounts receivable	(35,962)	(72,677)	(1,098)
Prepaid expenses and other current assets	(2,047)	(118,332)	(1,788)
Other assets	(177,866)	(241,077)	(3,642)
Accounts payable	(29,133)	(102,863)	(1,553)
Interest payable	4,431	23,407	354
Deferred revenue	86,297	85,299	1,289
Other liabilities	(110,557)	334,514	5,054

Net cash flows used in operating activities	(23,401)	(176,680)	(2,668)

Cash flows from investing activities
Purchase of property, plant and equipment	(372,317)	(8,426,008)	(127,300)
Purchase of software	(5,464)	(14,408)	(218)
Purchase of available for sale investments	(1,076,837)	(913,991)	(13,809)
Sale of available for sale investments	1,089,897	927,940	14,019
Redemption/ maturity (purchase) of term deposits- restricted cash	350,295	(624,527)	(9,435)

Net cash flows used in investing activities	(14,426)	(9,050,994)	(136,743)

Cash flows from financing activities
Proceeds from issuance of Series F CCPS	—	1,549,010	23,402
Proceeds from issuance of equity shares to founders and investors	44	68	1
Repayments of term and other loan	(409,417)	(452,920)	(6,843)
Proceeds from term and other loan	977,278	8,398,976	126,892
Proceeds from issuance of Series E CCPS	491,400	—	—
IPO Cost incurred	—	(3,045)	(46)
Proceeds from issuance of CCDs	—	180,000	2,719

Net cash flows provided by financing activities	1,059,305	9,672,089	146,125

Effect of exchange rate changes on cash and cash equivalents	2,657	788	12
Net increase (decrease) in cash and cash equivalents	1,024,135	445,223	6,715
Cash and cash equivalents at beginning of the year	574,932	1,599,067	24,159

Cash and cash equivalents at end of the year	1,599,067	2,044,290	30,885

Supplemental disclosure of cash flow information
Cash paid during the year for interest	406,921	844,586	12,760
Cash paid during the year for income taxes	131,831	230,383	3,481

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

1.	(a) Organization

Azure Power Global Limited (“APGL” or “Azure”) organized under the laws of Mauritius and its subsidiaries (collectively, the “Company”) located out of India (except for two U.S. subsidiaries) are engaged in the development, construction, ownership, operation, maintenance and management of solar power plants and generation of solar energy based on long-term contracts (power purchase agreements or “PPA”) with Indian government energy distribution companies as well as other non-governmental energy distribution companies and commercial customers.

(b) Formation and initial public offering (‘IPO’)

Prior to the formation of Azure Power Global Limited (“APGL”) and the reorganization described below, the Company’s operations were entirely conducted through Azure Power India Private Limited (“AZI”) and its subsidiaries. AZI is a company organized under the laws of India. APGL was formed to enable the consummation of the transactions described below and this IPO.

In relation to a shareholders agreement on July 22, 2015 between APGL, the non-founder investors in AZI and the founders (the “APGL SHA”), APGL purchased from the non-founder investors in AZI the equity shares and convertible securities in the form of Compulsorily Convertible Debentures (“CCDs”) and Compulsorily Convertible Preferred Shares (“CCPS”) held by them in AZI for an equivalent number of equity shares, CCDs and CCPS in APGL on substantially similar terms as those formerly held in AZI (the “Reorganization”). The Reorganization did not result in any cash outflow and would be described in the United States as an exchange offer.

Prior to the Reorganization, the non-founder investors had an 83% ownership interest, on an as converted basis (excluding the CCDS and CCPS which convert into a variable and currently indeterminable number of equity shares), in AZI with the remaining 17% held by the AZI founders. Subsequent to the Reorganization, APGL held an 83% interest in AZI, on an as converted basis, with the remaining 17% held by the AZI founders. Immediately after the Reorganization, the non-founder investors held an 83% ownership interest in APGL, on an as converted basis, with the remaining 17% held by the founders. As of the date hereof, APGL hold approximately 94% of AZI on an as converted basis.

On July 22, 2015, APGL, AZI and the founders entered into another shareholders agreement (the “AZI SHA”), which provides that it is the intention of all parties to the AZI SHA to eventually make AZI a wholly owned subsidiary of APGL. As such, pursuant to the AZI SHA, APGL has an option requiring the founders to sell their shareholding in AZI to APGL at the minimum applicable price as per Indian law, which shall be a price not less than the fair value determined as per an internationally accepted pricing methodology for valuation of shares on an arm’s length basis. This option does not expire and no consideration was given for the option. In addition, the AZI SHA prohibits a transfer of AZI equity shares held by the founders without the consent of APGL.

Furthermore, Mr. Inderpreet Wadhwa and the non-founder investors entered into a Sponsor Lock-in Agreement (“Lock-in Agreement”) whereby Mr. Wadhwa agreed to not dispose of the number of shares of APGL he holds representing his ownership of us, which is equal to the founders ownership of AZI, until the occurrence of a termination event, as defined, including if the IPO of APGL is not completed by December 31, 2015. In addition, pursuant to the Lock-in Agreement, the amount for which the founders sell their shares in AZI (including any sale to APGL) above the face value of such shares (Rs. 10, or US$0.15, per equity share) plus taxes and expenses incurred by the founders on the transfer of such shares is to be distributed among the founders

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data and non-founders pro rata based on their as converted shareholding in APGL, provided a termination event has not occurred. The non-founder investors and founders have agreed in principle to extend the lock in period, including the period for sharing the excess returns till the completion of APGL’s IPO.

The APGL SHA, AZI SHA and their combined effect, including the call option and the Lock-In Agreement, replicated the founders and the non-founder investor’s interests in AZI in APGL on a substantially cash neutral basis and without any gain/loss by one party at the expense of another party. To reflect the economic substance of the APGL SHA, the AZI SHA and the Reorganization, the Company has prepared the consolidated financial statements as though it had been combined with AZI since the earliest period presented, using the ‘pooling of interests method’ of accounting with the assets and liabilities of the entities recorded at their historical carrying values. Similarly, no value has been attributed to the non-controlling interest still held by the AZI founders in AZI.

2. Summary of significant accounting policies

a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in Indian rupees (“Rs.”), unless otherwise stated. The consolidated financial statements include the accounts of APGL and companies which are directly or indirectly controlled by APGL. All intercompany accounts and transactions have been eliminated upon consolidation.

b)	Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, expenses and comprehensive loss that are reported and disclosed in the consolidated financial statements and accompanying notes. These estimates are based on management’s best knowledge of current events, historical experience, actions the Company may undertake in the future and on various other assumptions that are believed to be prudent and reasonable under the circumstances. Significant estimates and assumptions are used for, but not limited to impairment of and useful lives of property, plant and equipment, determination of asset retirement obligations, valuation of derivative instruments, valuation of share based compensation, valuation of compulsorily convertible debentures and preferred shares, income taxes, and other contingencies and commitments. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates, and such differences may be material to the consolidated financial statements.

c)	Foreign currency translation and transactions

The functional currency of the Company is the United States Dollar (“US$”) and reporting currency of the Company is Indian rupees (“Rs.”). APGL’s subsidiaries with operations in India and the United States use their respective currencies as their functional currencies. The financial statements of APGL and its subsidiaries, other than the subsidiaries with functional currency of Rs., are translated into Rs. other than the subsidiaries with the functional currency of Rs. using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the determination of net income or loss during the year in which they occur.

Revenue, expense and cash flow items are translated using the average exchange rates for the respective year. The resulting gains and losses from such translation are excluded from the determination of earnings and are recognized instead in accumulated other comprehensive loss, which is a separate component of shareholders’ deficit.

Realized and unrealized foreign currency transaction gains and losses, arising from exchange rate fluctuations on balances denominated in currencies other than the functional currency of an entity, such as those resulting from the Company’s US dollar (“US$”) denominated borrowings, are included in ‘Loss on foreign currency exchange, net’ in the consolidated statements of operations.

d)	Convenience translation

Translation of balances in the consolidated balance sheets and the consolidated statements of operations, comprehensive loss, preferred shares and shareholders’ deficit and cash flows from Rs. into US$, as of and for the year ended March 31, 2015 are solely for the convenience of the readers and were calculated at the rate of US$1 = Rs. 66.19, the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015. No representation is made that the Rs. amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2015, or at any other rate.

e)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks, term deposits and all other highly liquid investments purchased with an original maturity of three months or less at the date of acquisition and that are readily convertible to cash. The Company has classified term deposits totaling Rs. 561,050 and Rs. 95,416 (US$1,441) at March 31, 2014 and 2015 respectively as cash and cash equivalents, because the Company has the ability to redeem these deposits at any time subject to an immaterial interest rate forfeiture. All term deposits are readily convertible into known amount of cash with no more than one day’s notice.

f)	Restricted cash

Restricted cash consists of cash balances restricted as to withdrawal or usage and relates to cash used to collateralize bank letters of credit supporting the purchase of equipment for solar power plants, bank guarantees issued in relation to the construction of the solar power plants within the timelines stipulated in PPAs and for certain debt service reserves required under the Company’s loan agreements. Restricted cash is classified into current and non-current portions based on the term of the deposit and the expiration date of the underlying restriction.

g)	Investments

Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. The investment securities held by the Company during the periods presented in the accompanying consolidated financial statements are classified as available-for-sale (short-term investments) and consist of liquid mutual funds units.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

The Company accounts for its investments in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 320, Accounting for Certain Investments in Debt and Equity Securities. These investments are considered available for sale and are recorded at fair value, with the unrealized gains or losses, net of tax, reported as a component of accumulated other comprehensive loss in the consolidated statement of shareholders’ deficit. As of March 31, 2014 and 2015, the Company did not have any short-term investments. Realized gains and proceeds from the sale of available-for-sale securities for the year ended March 31, 2014 were Rs. 13,060 and Rs. 1,089,897 and for the year ended March 31, 2015 were Rs. 13,949 (US$211) and Rs. 927,940 (US$14,019), respectively.

Realized gains and losses and decline in value judged to be other than temporary on available-for-sale securities are included in the consolidated statements of operations. The cost of securities sold or disposed is determined on First in First out, or FIFO method.

h)	Accounts receivable

The Company’s accounts receivables are generated by selling energy to customers and are reported net of any allowance for uncollectible accounts. The allowance for doubtful accounts is based on various factors, including the length of time receivables are past due, significant one-time events, the financial health of customers and historical experience. Accounts receivable serve as collateral for borrowings under the working capital facility, described in Note 10.

i)	Deferred IPO cost

The Company incurred legal and printing costs relating to its planned IPO of Rs. 88,400 (US$1,336) as of March 31, 2015. The Company accounts for such costs under ASC 340-10-599-1 (SAB Topic 5A) “Expenses of the Offering” as incremental costs directly attributable to an offering of equity shares and has capitalized such costs on its condensed consolidated balance sheet. These costs will be applied against the proceeds from the IPO, when received.

j)	Property, plant and equipment

Property, plant and equipment represents the costs of completed and operational solar power plants, as well as the cost of furniture and fixtures, vehicles, office and computer equipment, leasehold improvements, freehold land and construction in progress. Construction in progress represents the accumulated cost of solar power plants that have not been placed into service at the date of the balance sheet. Construction in progress includes the cost of solar modules for which the Company has taken legal title, civil engineering, electrical and other related costs incurred during the construction of a solar power plant. Construction in progress is reclassified to property, plant and equipment when the project begins its commercial operations.

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives as follows:

Plant and machinery (solar power plants)	25 years
Furniture and fixtures	5 years
Vehicles	5 years
Office equipment	5 years
Computers	3 years

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

Leasehold improvements to office facilities are depreciated over the shorter of the lease period or the estimated useful life of the improvement. Leasehold improvements on the solar power plant sites are depreciated over the shorter of the lease term or the remaining period of the PPAs undertaken with the respective customer. Freehold land is not depreciated. Construction in progress is not depreciated until it is ready to be put to use.

Improvements to property, plant and equipment deemed to extend the useful economic life of an asset are capitalized. Maintenance and repairs that do not improve efficiency or extend the estimated economic life of an asset are expensed as incurred.

Capitalized interest

Interest incurred on funds borrowed to finance construction of solar power plants is capitalized until the plant is ready for its intended use. Capitalized interest during the year ended March 31, 2014 was not significant. Capitalized interest during the year ended March 31, 2015 was Rs. 155,012 (US$2,342).

k)	Accounting for impairment of long-lived assets

The Company periodically evaluates whether events have occurred that would require revision of the remaining useful life of property, plant and equipment and improvements, or render their carrying value not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows, appraisals or other valuation techniques. There were no impairment charges related to long-lived assets recognized during the years ended March 31, 2014 and 2015.

l)	Leases and land use rights

The Company’s leases relate to leasehold land on which the solar power plants are constructed and for office facilities. Leases are reviewed for capital or operating classification at their inception under the guidance of ASC Topic 840 Leases. The expense for leases classified as operating leases is recorded as rent expense on a straight-line basis, over the lease term, beginning with the date the Company has access to the property.

Land use rights represent lease prepayments to the lessor. Land use rights are carried at cost less accumulated amortization. Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the period of the lease or PPA, whichever is lower.

The Company did not have any capital leases during any of the periods presented in the accompanying consolidated financial statements.

m)	Asset retirement obligations (ARO)

Upon the expiration of a PPA or, if later, the expiration of the lease agreement for solar power plants located on leasehold land, the Company is required to remove the solar power plant and restore the land. The Company records the fair value of the liability for the legal obligation to retire the asset in the period in which the obligation is incurred, which is generally when the asset is constructed. When a new liability is recognized, the Company capitalizes it by increasing the carrying amount of the related long-lived asset, which resulting ARO

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data asset is depreciated over the remaining useful life of the solar power plant. The liability is accreted and expensed to its present expected future value each period based on a credit adjusted risk free interest rate. Upon settlement of the obligation, the Company eliminates the liability and, based on the actual cost to retire, may incur a gain or loss. The Company’s asset retirement obligations for the year ended March 31, 2014 and 2015 are as follows.

	As of March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
Beginning balance	15,000	33,350	504
Addition during the period	17,000	35,000	528
Liabilities settled during the period	—	—	—
Accretion during the period	1,350	2,592	40

Ending balance	33,350	70,942	1,072

n)	Software

The Company capitalizes certain internal software development costs under the provisions of ASC Topic 350-40 Internal-Use Software. As of March 31, 2014 and 2015, the amount capitalized as software includes the cost of software licenses, as well as related implementation costs, which primarily relate to third party consulting fees. Such license and implementation costs are capitalized and amortized over their estimated useful lives of three years using the straight-line method. On an ongoing basis, the Company assesses the recoverability of its capitalized software intangible assets. Capitalized software costs determined to be unrecoverable are expensed in the period in which the determination is made. As of March 31, 2014 and 2015, all capitalized software was considered fully recoverable.

o)	Debt financing costs

Financing costs incurred in connection with obtaining construction and term financing loans are deferred and amortized over the term of the respective loan using the effective interest rate method. Amortization of debt financing costs is capitalized during construction and recorded as interest expense in the consolidated statements of operations following commencement of commercial operations of the respective solar power plants.

Amortization of debt financing costs for the years ended March 31, 2014 and 2015 was Rs. 15,330 and Rs. 22,090 (US$334), respectively.

p)	Income taxes

Income taxes are recorded under the asset and liability method, as prescribed under ASC Topic 740 Income Taxes, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company establishes valuation allowances against its deferred tax assets when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

The Company applies a two-step approach to recognize and measure uncertainty in income taxes in accordance with FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of ASC Topic 740. The first step is to evaluate the tax position for recognition by determining if the

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. Through March 31, 2015 the Company does not have any unrecognized tax benefits nor has it recognized any interest or penalties.

q)	Employee benefits

Defined contribution plan

Eligible employees of the Company in India receive benefits from the Provident Fund, administered by the Government of India, which is a defined contribution plan. Both the employees and the Company make monthly contributions to the Provident Fund equal to a specified percentage of the eligible employees’ salary.

The Company has no further funding obligation under the Provident Fund, beyond the contributions elected or required to be made thereunder. Contributions to the Provident Fund by the Company are charged to expense in the period in which services are rendered by the covered employees and amounted to Rs. 3,015 and Rs. 5,693 (US$86) for the years ended March 31, 2014 and 2015, respectively.

Defined benefit plan

Employees in India are entitled to benefits under the Gratuity Act, a defined benefit post-employment plan covering eligible employees of the Company. This plan provides for a lump-sum payment to eligible employees at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employee’s salary and tenure of employment. As of March 31, 2015, this plan is unfunded.

Current service costs for defined benefit plans are accrued in the period to which they relate. In accordance with ASC Topic 715, Compensation Retirement Benefit, the liability in respect of defined benefit plans is calculated annually by the Company using the projected unit credit method and amounted to Rs. 4,855 and Rs. 5,612 (US$85) as of March 31, 2014 and 2015, respectively. Prior service cost, if any, resulting from an amendment to a plan is recognized and amortized over the remaining period of service of the covered employees. Interest costs as of March 31, 2014 and 2015 was not significant.

The Company recognizes its liabilities for compensated absences in accordance with ASC Topic 710, Compensation — General. The Company accrues the liability for its employee rights to compensated absence in the year in which it is earned.

r)	Revenue recognition

Revenue from sale of power is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, solar energy kilowatts are supplied and collectability is reasonably assured. Revenue is based on the solar energy kilowatts actually supplied to customers multiplied by the rate per kilo-watt hour agreed to in the respective PPAs. The solar energy kilowatts supplied by the Company are validated by the customer prior to billing and recognition of revenue.

Where PPAs include scheduled price changes, revenue is recognized by applying the average rate to the energy output estimated over the term of the PPA. The Company estimates the total kilowatt hour units expected to be generated over the entire term of the PPA. The contractual rates are applied to this annual estimate to

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data determine the total estimated revenue over the term of the PPA. The Company then uses the total estimated revenue and the total estimated kilo-watt hours to compute the average rate used to record revenue on the actual energy output supplied. The Company compares the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, the Company reassesses the energy output estimated over the remaining term of the PPA and adjusts the revenue recognized and deferred to date. Through March 31, 2015, the adjustments have not been significant. The difference between actual billing and revenue recognized is recorded as deferred revenue.

For the year ended March 31, 2014 and 2015, the amount of revenue recognized under the PPA’s with scheduled price changes is Rs.165,461 and Rs. 175,492 (US$2,651), respectively.

Revenue from sale of power is recorded net of discounts. Through March 31, 2015, discounts have not been significant.

s)	Cost of operations (exclusive of depreciation and amortization)

The Company’s cost of operations consists of expenses pertaining to operations and maintenance of its solar power plants. These expenses include payroll and related costs for maintenance staff, plant maintenance, insurance, and lease costs.

Depreciation expense is not included in cost of operations but is included within “Depreciation and amortization expense”, shown separately in the consolidated statements of operations.

t)	General and administrative expenses

General and administrative expenses include payroll and related costs for corporate, finance and other support staff, including bonus and share based compensation expense, professional fees and other corporate expenses.

u)	Share based compensation

The Company follows guidance under ASC Topic 718, Compensation — Stock Compensation, which requires compensation costs related to share-based transactions, including employee share options, to be recognized in the financial statements based on their fair value. The Company recognizes compensation expense for share options net of estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Share-based compensation is included in general and administrative expenses and recognized in the consolidated statements of operations for the years ended March 31, 2014 and 2015 based on awards ultimately expected to vest.

The Company has elected to use the Black-Scholes-Merton valuation model to determine the fair value of share-based awards on the date of grant for employee share options with a fixed exercise price and fixed service-based vesting.

The Company has elected to use the Lattice valuation model to determine the fair value of share-based awards on the date of grant for employee share options with a market vesting condition.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

v)	Contingencies

Liabilities for loss contingencies arising from claims, tax assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred with respect to these items are expensed as incurred.

w)	Fair value of financial instruments

ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an asset could be exchanged or a liability transferred in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or derived from such prices. Where observable prices or inputs are not available, other inputs and valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

x)	Derivative instruments

Derivative instruments are recorded on the consolidated balance sheets at fair value. Changes in fair value of derivatives not designated as accounting hedges are reported directly in earnings along with the corresponding transaction gains and losses on the items being hedged. The Company enters into foreign exchange currency contracts to mitigate and manage the risk of changes in foreign exchange rates. These foreign exchange derivative contracts were entered into to hedge the fluctuations in foreign exchange rates for recognized balance sheet items such as the Company’s U.S. dollar denominated borrowings and are not designated as hedges for accounting purposes. Realized gains (losses) and changes in the fair value of these foreign exchange derivative contracts are recorded in foreign exchange gains (losses), net in the consolidated statements of operations. These derivatives are not held for speculative or trading purposes. The Company did not have any derivatives designated as accounting hedges during the years ended March 31, 2014 and 2015.

y)	Segment information

Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief executive officer is the chief operating decision maker. Based on the financial information presented to and reviewed by the chief operating decision maker in deciding how to allocate the resources and in assessing the performance of the Company, the Company has determined that it has a single operating and reporting segment: Sale of power. The Company’s principal operations, revenue and decision-making functions are located in India.

z)	Non-controlling interest

The non-controlling interest recorded in the financial statements relates to a 20% ownership in a subsidiary (10MW Gujarat Power Plant) not held by the Company. As of March 31, 2014, the Company recorded a non-controlling interest amounting to Rs. 10,170, including Rs. 26,935 of net loss for the year then ended. As of March 31, 2015, the Company recorded a non-controlling interest amounting to Rs. 4,575 (US$69), including Rs. 5,595 (US$88) of net loss for the year then ended.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

aa)	Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity is required to follow five steps which comprises of (a) identifying the contract(s) with a customer; (b) identifying the performance obligations in the contract; (c) determining the transaction price; (d) allocating the transaction price to the performance obligations in the contract and (e) recognizing revenue when (or as) the entity satisfies a performance obligation. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, under either retrospective or retrospective with cumulative effect adoption. Early application is not permitted. The Company is currently assessing the potential effects of these changes to its consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12 —Stock Compensation — Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The ASU clarifies the proper method of accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The guidance is effective for annual and interim periods for fiscal years beginning on or after December 15, 2015. Entities can apply the amendment either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The Company is currently assessing the potential effects of these changes to its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15 — “Presentation of Financial Statements — Going Concern” which requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. The ASU defines and clarifies that substantial doubt exists when conditions and events indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date financial statements are issued or available to be issued. The ASU requires management to perform the assessment every interim and annual period. The ASU applies to all entities and is effective for the annual period ending after December 15, 2016. Early application is permitted, but has not been chosen by the Company. The Company is currently assessing the impact of adopting this standard.

In January 2015, the FASB issued ASU No. 2015-01 — “Income Statement — Extraordinary and Unusual Items” which simplifies the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. The ASU applies to all entities and is effective for the annual period beginning on or after December 15, 2015. The Company has not classified any transactions as extraordinary or unusual to date.

In February 2015, the FASB issued Accounting Standards Update No. 2015-03—“Interest—Imputation of Interest (Subtopic 835-30) – Simplifying the Presentation of Debt Issuance Cost” which requires the discount or premium and debt issuance costs to be reported in the balance sheet as a direct deduction from the face amount of debt liability. Further amortization of such costs shall be reported as interest expense. The amendments in this

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

Update are effective for financial statements issued for fiscal years beginning after December 15, 2015. The Company is currently assessing the impact of the presentation change per the ASU and no estimate of the impact is currently available.

In February 2015, the FASB issued ASU No. 2015-02 — “Consolidation — Amendments to the Consolidation Analysis” which modifies the existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of variable interests for fees paid to decision makers or service providers, (iii) the effect of fee arrangements and related parties on the primary beneficiary determination, and (iv) certain investment funds The ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2015. The ASU is not presently expected to have an impact on the Company’s consolidated financial statements as the Company does not currently have any stake in such entities.

In August 2015, FASB issued ASU No. 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line of Credit Arrangements” (“ASU No. 2015-15”). This ASU indicates that the guidance in ASU No. 2015-03 did not address presentation or subsequent measurement of debt issuance costs related to line of credit arrangements. Given the absence of authoritative guidance within ASU No. 2015-03, the SEC staff has indicated that they would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the costs ratably over the term of the line of credit arrangement, regardless of whether there are any outstanding borrowings on the line of credit arrangement. The Company does not expect the adoption of ASU No. 2015-15 to have any effect on the Company’s financial position or results of operations.

In November 2015, FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” This guidance requires entities to classify deferred tax liabilities and assets as noncurrent in a classified statement of financial position. The guidance is effective for interim and annual periods beginning after December 15, 2016, and may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company is evaluating the potential effects of these changes to its consolidated financial statements.

3. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
Bank demand deposits	1,037,969	1,948,823	29,443
Term deposits	561,050	95,416	1,441
Cash on hand	48	51	1

Total	1,599,067	2,044,290	30,885

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

4. Restricted cash

Restricted cash consists of the following:

	As of March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
Bank demand deposits	378,220	542,484	8,196
Term deposits	300,454	760,717	11,493

	678,674	1,303,201	19,689
Restricted cash — current	60,000	702,407	10,612

Restricted cash — non-current balance	618,674	600,794	9,077

The increase in the restricted cash balance from March 31, 2014 to March 31, 2015 is primarily the result of increases in debt service reserve requirements, resulting from the increase in the level of the Company’s borrowings during the period as well as cash used as collateral for letter of credit, resulting from increase in the level of solar power plant construction at March 31, 2015 compared to the prior period end.

5. Accounts receivable

Accounts receivable, net consists of the following:

	As of March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
Accounts receivable	175,279	247,956	3,746
Less: Allowance for doubtful accounts	(9,053)	(10,000)	(151)

Total	166,226	237,956	3,595

Activity for the allowance for doubtful accounts receivable is as follows:

	As of March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
Balance at the beginning of the year	8,800	9,053	137
Provision for doubtful accounts	253	947	14

Balance at the end of the year	9,053	10,000	151

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
Prepaid income taxes	29,346	69,207	1,046
Security deposit to related party (Note 18)	6,300	—	—
Derivative instruments (Note 21)	25,135	75,750	1,144
Debt financing costs	21,799	35,973	543
Interest receivable on term deposits	24,689	10,537	159
Other	15,129	49,263	745

Total	122,398	240,730	3,637

7. Property, plant and equipment, net

Property, plant and equipment, net consists of the following:

	Estimated useful life (in years)	As of March 31,
		2014 (Rs.)	2015 (Rs.)	2015 (US$)
Plant and machinery (solar power plants)	25	5,901,781	8,793,975	132,860
Furniture and fixtures	5	4,442	4,791	72
Vehicles	5	9,632	10,274	155
Office equipment	5	2,847	5,083	77
Computers	3	5,762	12,595	190
Leasehold improvements — solar power plant	25	361,386	639,765	9,666
Leasehold improvements — office	1-3	3,572	11,738	177

		6,289,422	9,478,221	143,197
Accumulated depreciation		452,411	770,821	11,645

		5,837,011	8,707,400	131,552
Freehold land		39,260	199,173	3,009
Construction in progress		157,346	6,239,101	94,260

Total		6,033,617	15,145,674	228,821

Depreciation expense on property, plant and equipment was Rs. 252,065 and Rs. 318,411 (US$ 4,811) for the years ended March 31, 2014 and 2015, respectively.

8. Software, net consists of the following:

	Estimated useful life (in years)	As of March 31,
		2014 (Rs.)	2015 (Rs.)	2015 (US$)
Software licenses and related implementation costs	3	6,261	20,668	312
Less: Accumulated amortization		929	4,948	74

Total		5,332	15,720	238

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

Aggregate amortization expense for software was Rs. 287 and Rs. 4,019 (US$61) for the years ended March 31, 2014 and 2015, respectively.

Estimated amortization expense is: Rs. 6,488 in 2016, Rs. 6,488 in 2017 and Rs. 2,744 in 2018

9. Other assets

Other assets consist of the following:

	As of March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
Prepaid income taxes	126,185	232,347	3,510
Custom duty receivable	30,742	30,742	464
Loan to related party (Note 18)	41,392	—	—
Derivative instruments (Note 21)	202,669	158,338	2,392
Debt financing costs	165,880	242,622	3,666
Interest receivable on term deposits	25,435	53,989	816
Security deposit to related party (Refer Note 18)	—	6,300	95
Land use rights	—	79,500	1,201
Other	7,142	16,986	257

Total	599,445	820,824	12,401

10. Long term debt

Long term debt consists of the following:

	As of March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
Compulsorily convertible debentures 5.0% — DEG	9,65,800	1,080,100	16,318
Compulsorily convertible debentures 10.0% — IFC	362,900	391,500	5,915
Compulsorily convertible debentures 0% — IFC II	100,100	116,100	1,754
Compulsorily convertible debentures 5% — IFC III	—	210,900	3,186
Series E compulsorily convertible preferred shares (140,000 preferred shares)	566,100	662,600	10,011

	1,994,900	2,461,200	37,184
Project-level secured term loans:
Foreign currency loans	6,186,577	6,046,900	91,357
Indian rupee loans	838,505	9,224,518	139,364

	7,025,082	15,271,418	230,721
Other secured bank loans:
Vehicle loans	867	235	4

	9,020,849	17,732,853	267,908
Less current portion	1,909,456	2,254,344	34,059

Long-term debt	7,111,393	15,478,509	233,850

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

Compulsory Convertible Debentures (CCDs)

The CCDs are convertible to equity with a term of 10 years from the respective issuance dates and the holders of the CCD have the option at their discretion to convert to equity shares at the time of the Qualified Initial Public Offering (“QIPO”) date of February 25, 2016 (liquidity event). Considering the tenure of these CCDs and restrictions under Indian Companies Act, 2013 on quantum of permitted buy back, these CCDs have been classified as non-current liabilities.

The face value of the DEG, IFC, IFC II and IFC III CCDs is Rs. 680,390, Rs. 246,620, Rs. 75,000, and Rs. 180,000, respectively. The CCDs each contain the following key terms and conditions.

Voting

The holders of the CCDs are not entitled to voting rights other than for certain specific matters based on their proportionate voting right as defined and specified in the shareholder and CCD agreements.

Term

Unless converted, the DEG, IFC IFC II and IFC III CCDs mature 10 years from the date of the respective issuance being November 10, 2021, December 14, 2020, January 3, 2023 and June 5, 2024, respectively.

Interest

The DEG CCDs bear interest at a rate of 5.0% per annum through the date of their conversion into equity shares of the Company. The first interest payment is eighteen months from the issuance date followed by quarterly payments until the earlier of the date of conversion or maturity.

The IFC CCDs bear interest at a rate of 10.0% per annum through the date of their conversion into equity shares of the Company. The first interest payment is eighteen months from the issuance date followed by quarterly payments until the earlier of the date of conversion or maturity.

The IFC II CCDs do not carry an annual interest rate. However, if any dividends are paid to equity shareholders or the holders of the Compulsorily Convertible Preferred Shares (“CCPS”), the IFC II holders are entitled to interest/dividends equal to the return provided to the equity shareholders or the CCPS shareholders, whichever is higher.

The IFC III CCDs bear interest at a rate of 5.0% per annum through the date of their conversion into equity shares of the Company. The first interest payment is eighteen months from the issuance date followed by quarterly payments until the earlier of the date of conversion or maturity.

The CCDs convert at a price such that the holder earns an internal rate of return ranging from 18.4% to 20.0% upon the filing of a draft red herring prospectus (“DRHP”), pursuant to the Indian Companies Act, 2013, as defined, in the event of liquidation events, as defined, or upon the voluntary sale of shares by all shareholders. Otherwise the guaranteed internal rate of return to the CCD holders ranges from 16.0% to 18.0% at maturity.

Buyback obligation

At any time after the expiry of the Qualified Initial Public Offering (“QIPO”) date of February 25, 2016, upon a breach of the funding requirements of the CCD holders or upon the occurrence of a liquidation event, as defined, the holders of the CCDs have an option, at their discretion, to require the Company to buyback the

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data equity shares held by them after the conversion of their CCDs into equity shares so as to give them their required returns ranging from 18.4% to 20.0%.

Until March 31, 2015, these debentures were held by Azure Power India Private Limited. Indian rules and regulations place limitations on the amount of the CCDs the Company can buy back within 12 months of the balance sheet. Among other things, the Company is restricted from buying back an amount of shares in excess of 25% of its statutory paid up share capital and free reserves in a year. As of March 31, 2015, the Company has estimated that a maximum aggregate amount totalling Rs. 986,084 of the CCDs are eligible for redemption by February 25, 2016 and has accordingly classified this amount as a current liability.

Conversion

The CCDs compulsorily convert to equity shares (a) upon filing of the DRHP, (b) in connection with an IPO as approved by the shareholders of the Company, or (c) at the maturity date of the respective CCDs. The CCDs are convertible into equity shares so as to give the holders their guaranteed returns ranging from 16.0% to 18.0%.

Accounting

In accordance with ASC Topic 480 Distinguishing liabilities from equity, the CCDs are recorded at their respective fair values at period end. The fair value has been determined based on a discounted cash flow analysis under the income approach. Changes in the fair value are recorded as interest expense in the statements of operations. The carrying amount of the CCDs includes the unrealized changes in the fair value of Rs. 426,790 and Rs. 616,590 (US$9,315) as of March 31, 2014 and 2015, respectively. Issuance costs on the CCDs are expensed as incurred. Interest expense, including changes to fair value, on the CCDs for the years ended March 31, 2014 and 2015 was Rs. 217,751 and Rs. 248,831 (US$3,759), respectively.

Series E Compulsorily Convertible Preferred Shares (Series E CCPS)

Series E CCPS contain the following key terms and conditions, as amended.

Voting

The holders of the Series E CCPS are not entitled to voting rights other than for certain specific matters based on their proportionate voting right as defined and specified in the shareholder and the Series E CCPS agreements.

Term

Unless converted, the Series E CCPS are redeemable twenty years from the date of their respective allotment or April 18, 2033.

Dividend

Each of the Series E CCPS holders are entitled to a 5.0% per share non-cumulative dividend declared and paid in accordance with the Indian Companies Act of 2013. Should the equity or the Series A, B, C, D or F CCPS holder in any financial year receive a dividend payout higher than 5% of the amount invested by such investors, the Series E CCPS holders are entitled to receive an additional dividend equal to the difference between the percentage return earned by the equity or the Series A, B, C, D or F CCPS holders and the rate of dividends received by the Series E CCPS holders. The Company has not declared or paid any dividends through March 31, 2015.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

Until March 31, 2015, these debentures were held by Azure Power India Private Limited. Indian rules and regulations place limitations on the amount of the CCPS the Company can buy back within 12 months of the balance sheet. Among other things, the Company is restricted from buying back an amount of shares in excess of 25% of its statutory paid up share capital and free reserves in a year. As of March 31, 2015, the Company has estimated that the CCPS will not be eligible for buyback by February 25, 2016 and therefore continues to classify the CCPS as a non-current liability.

Buyback obligation

At any time after the expiry of the QIPO date of February 25, 2016, or if the funding covenants of the Series E CCPS are breached, the Series E CCPS holders have an option, at their discretion, to require the Company to buyback the equity shares held by them after conversion of the Series E CCPS into equity shares so as to give them a required return of 15.0%.

Conversion

The Series E CCPS compulsorily convert to equity shares (a) upon filing of the DRHP, (b) in connection with an IPO as approved by the shareholders of the Company, or (c) at their maturity date. The Series E CCPS are convertible into equity shares so as to give the holders their required return which is 15% if converted at maturity or 17% upon the filing of a DRHP or of a QIPO.

Liquidation

On the occurrence of a liquidation event, as defined in the term of the Series E CCPS agreement, the Series E CCPS holders have the right to receive an amount equal to their original investment plus a guaranteed internal rate of return of 17.0%. At March 31, 2015, the Series E CCPS liquidation preference was Rs. 672,631 (US$10,162).

Accounting

In accordance with ASC Topic 480, the Series E CCPS are classified as a liability and recorded at their respective fair values at period end. The fair value has been determined based on a discounted cash flow analysis under the income approach. Changes in the fair value are recorded as interest expense in the statements of operations. The carrying amount of Series E CCPS includes the unrealized changes in the fair value of 74,700 and Rs. 96,500 (US$1,458) as of March 31, 2014 and March 31, 2015 respectively. Issuance costs on the CCPS are expensed as incurred.

Project level secured term loans

Foreign currency loans

From June 2009 through September 2009 the Company borrowed Rs. 309,631 (US$6,230) for the financing of a 2 MW solar power project, which loan carries a fixed interest rate. The loan is repayable in 48 equal quarterly installments which commenced on December 15, 2010. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 325,634 (US$4,920) as of March 31, 2015.

From February 2011 through June 2011, the Company borrowed Rs. 1,233,084 (US$26,835) for the financing of a 10 MW solar power project, which loan carries a fixed interest rate. The loan is repayable in 54 equal quarterly installments which commenced on September 15, 2012. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 1,190,739 (US$17,990) as of March 31, 2015.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

From October 2011 through March 2012, the Company borrowed Rs. 782,793 (US$15,777) for the financing of a 5 MW solar power project, which loan carries a fixed interest rate. The loan is repayable in 66 quarterly installments which commenced on July 15, 2012. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 682,449 (US$10,310) as of March 31, 2015.

From October 2012 through June 2013, the Company borrowed Rs. 3,503,984 (US$63,709) for the financing of a 35 MW solar power project, which loan carries a fixed interest rate. The loan is repayable in 36 semi-annual installments which commenced on August 20, 2013. The borrowing is collateralized by underlying solar power project assets with a net carrying value of Rs. 3,188,626 (US$48,174) as of March 31, 2015.

In September 2014, the Company entered into a credit facility for financing future solar power projects. The total amount of the facility is US$20,000. The interest rate for the facility is fixed at base rate plus 2.25% at the time of first disbursement. The tenure of the facility is 10 years from the date of first disbursement. During the period, no amounts have been drawn from the facility and the Company has deferred financing cost of Rs. 7,186 (US$109) in relation to this facility.

The fixed interest foreign currency loans carry an interest rate ranging from 4.07% to 6.43% per annum.

The carrying value of the foreign currency loans includes unrealized foreign exchange losses of Rs. 878,803 and Rs. 1,161,739 (US$17,552) as of March 31, 2014 and 2015, respectively.

The Company is required to maintain principal and interest, both as defined in the respective agreements, as a form of collateral with banks specified by the respective lenders. Such amounts, totaling Rs. 397,884 (US$6,011) as of March 31, 2015, are classified as restricted cash on the consolidated balance sheets.

The foreign currency loans are subject to certain financial and non-financial covenants. As of March 31, 2014, the Company was not in compliance with certain of these covenants and accordingly the Company had classified the respective loans totaling Rs. 1,668,952 as current liability. On April 14, 2015, the Company received a waiver from the lender regarding all past breaches of these loan covenants, as a result of which, the aforementioned loans have been classified as non-current as of March 31, 2015. Further, the lender has relaxed the compliances to certain financial covenants upto April 01, 2016. As of March 31, 2015, the Company is in compliance with all such covenants.

Indian rupee loans

In December 2013, the Company borrowed Rs. 143,740 for the financing of a 2.5 MW solar power project, which carries an interest rate of 12.16% to be periodically revised by the lender. The interest rate as of March 31, 2015 was 12.16% and the weighted interest rate for the year ended March 31, 2015 was 12.16%. The loan is repayable in 29 semi-annual installments which commenced on January 15, 2014. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 155,260 (US$2,346) as of March 31, 2015.

In March 2014, the Company borrowed Rs. 103,677 for financing of a 1.5 MW solar rooftop power project, which loan carries interest rate at a base rate, as defined, plus 2.25%. The floating interest rate as of March 31, 2015 was 12.50% and the weighted average interest rate for the year ended March 31, 2015 was 12.50%. The loan is repayable in 54 quarterly installments commencing on March 28, 2015. The borrowing is collateralized by the underlying solar rooftop power project assets with a net carrying value of Rs. 108,127 (US$1,634) as of March 31, 2015.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

From March 2014 through September 2014, the Company borrowed Rs. 1,880,000 for financing of a 34 MW solar power project, which borrowings carry a floating rate of interest at a base rate as defined plus 2.25%. The floating interest rate as of March 31, 2015 was 12.65% and the weighted interest rate for the year ended March 31, 2015 was 12.62%. The loan is repayable in 58 equal quarterly installments commencing July 1, 2015. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 1,942,482 (US$29,347) as of March 31, 2015.

In September 2014, the Company borrowed Rs. 550,000 for financing of a 10 MW solar power project, which borrowings carry a floating rate of interest at a base rate as defined plus 2.25%. The floating interest rate as of March 31, 2015 was 12.75% and the weighted interest rate for the year ended March 31, 2015 was 12.75%. The loan is repayable in 44 quarterly installments commencing January 27, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 583,226 (US$8,811) as of March 31, 2015.

From November 2014 through January 2015, the Company borrowed Rs. 585,000 for financing of a 10 MW solar power project, which borrowings carry a floating rate of interest to be periodically revised by the lender. The floating interest rate as of March 31, 2015 was 12.75% and the weighted interest rate for the year ended March 31, 2015 was 12.75%. The loan is repayable in 58 quarterly installments commencing January 17, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 624,582 (US$9,436) as of March 31, 2015.

From January 2015 through March 2015, the Company borrowed Rs. 1,000,000 for financing of a 30 MW solar power project, which borrowings carry a floating rate of interest at a base rate plus 1.8%. The interest rate as of March 31, 2015 was 14% and the weighted interest rate for the year ended March 31, 2015 was 14%. The loan is repayable from other borrowings to be arranged by the Company from other lenders or at the end of 18 months from the date of disbursement, whichever is earlier. The borrowing is collateralized by the underlying solar power project assets under construction with a net carrying value of Rs. 771,759 (US$11,600) as of March 31, 2015.

From December 2014 through March 2015, the Company borrowed Rs. 1,794,200 for financing of a 40 MW solar power project, which borrowings carry a floating rate of interest which will reset after every 2 years from the date of commissioning. The interest rate as of March 31, 2015 from consortium of lenders was in the range of 11.76% to 12.65% floating with additional 1% interest during construction period and the weighted interest rate for the year ended March 31, 2015 was 12.19%. The loan is repayable in half yearly installments commencing October 15, 2015. The borrowing is collateralized by the underlying solar power project assets under construction with a net carrying value of Rs. 2,145,201 (US$32,409) as of March 31, 2015.

From December 2014 through March 2015, the Company borrowed Rs. 2,123,629 for financing of a 40 MW solar power project, which borrowings carry a floating rate of interest which will reset after every 2 years from the date of commissioning. The interest rate as of March 31, 2015 from consortium of lenders was 12.65% floating with additional 1% interest during construction period and the weighted interest rate for the year ended March 31, 2015 was 13.65%. The loan is repayable in quarterly installments commencing May 31, 2016. The borrowing is collateralized by the underlying solar power project assets under construction with a net carrying value of Rs. 1,858,109 (US$28,072) as of March 31, 2015.

From December 2014 through March 2015, the Company borrowed Rs. 1,063,400 for financing of a 20 MW solar power project, which borrowings carry a floating rate of interest which will reset after every 2 years from the date of commissioning. The interest rate as of March 31, 2015 from consortium of lenders was 12.65% floating with additional 1% interest during construction period and the weighted interest rate for the year ended

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

March 31, 2015 was 13.65%. The loan is repayable in quarterly installments commencing May 31, 2016. The borrowing is collateralized by the underlying solar power project assets under construction with a net carrying value of Rs. 1,132,254 (US$17,106) as of March 31, 2015.

As of March 31, 2015, the Company has unused commitments for long-term financing arrangements amounting to Rs. 1,105,357 (US$16,670) for a 40MW, 40 MW, 20 MW and 30 MW solar power projects.

The Indian rupee loans are subject to certain financial and non-financial covenants. As of March 31, 2015, the Company is in compliance with all such covenants.

From time to time, the Company in required to maintain principal and interest, both as defined in the respective agreements, as a form of collateral with banks specified by the respective lenders. . Such amounts, totaling Rs. 144,600 (US$2,185) as of March 31, 2015, are classified as restricted cash on the consolidated balance sheets.

For certain of the Indian rupee loans, two directors of the Company have provided personal guarantees in favor of the lenders and have also pledged part of their shareholding with these lenders.

Working Capital Facility

In September 2013, AZI entered into a Rs. 500,000 credit facility with a non-banking finance company expiring in September 2015. This credit facility bears interest at a rate of 14.0% which can be reset periodically by the lender. Borrowings under this credit facility are repayable within 12 months of the disbursement and are collateralized by the assets created from the respective disbursement. This credit facility contains non-financial covenants, including cross default breach provisions with the Company’s foreign currency borrowings. At March 31, 2015, the Company was in compliance with all covenants under this facility. Two directors of the Company have given personal guarantees and have pledged a portion of their shareholding to the lender. As of March 31, 2014 and 2015, there were no borrowings or amounts outstanding under the working capital facility.

As of March 31, 2015, the aggregate maturities of long term debt (excluding CCDs and Series E CCPS) are as follows:

March 31,	Annual maturities
2016	1,266,344
2017	1,758,377
2018	917,482
2019	952,456
2020	996,639
Thereafter	9,380,355

Total	15,271,653

11. Income Taxes

The individual entities within the Company file individual tax returns as per the regulations existing in their respective jurisdictions.

The fiscal year under the Indian Income Tax Act ends on March 31. A portion of the Company’s Indian operations qualify for deduction from taxable income because its profits are attributable to undertakings engaged in development of solar power projects under section 80-IA of the Indian Income Tax Act, 1961. This holiday is

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data available for a period of ten consecutive years out of fifteen years beginning from the year in which the Company generates power (“Tax Holiday Period”). The Company anticipates that it will claim the aforesaid deduction in the last ten years out of fifteen years beginning with the year in which the Company generates power and when it has taxable income. Accordingly, its current operations are taxable at the normally applicable tax rates.

Due to the Tax Holiday Period, a substantial portion of the temporary differences between the book and tax basis of the Company’s assets and liabilities do not have any tax consequences as they are expected to reverse within the Tax Holiday Period.

AZI and a subsidiary provide services to other group subsidiaries and incur income taxes on profits from these services. These services are capitalizable by the subsidiaries and are hence capitalized as part of property, plant and equipment in the standalone financial statements of such subsidiaries and deducted in their respective income tax return in the form of depreciation expense. However, these capitalized costs are eliminated in the Company’s consolidated financial statements. AZI treats the income tax it incurs on the provision of such services to its subsidiaries as prepaid income taxes to the extent the amounts are expected to be deductible by the subsidiaries in their tax returns outside of the Tax Holiday Period.

Income (loss) before income taxes is as follows:

	Year ended, March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
Domestic operations	(774,851)	(817,209)	(12,346)
Foreign operations	15,268	(18,269)	(276)

	(759,583)	(835,478)	(12,622)

The provision (benefit) for income taxes consists of the following:

	Current	Deferred	Total
Year ended March 31, 2014
Domestic	30,758	(19,528)	11,230
Foreign	4,617	—	4,617

Total	35,375	(19,528)	15,847

Year ended March 31, 2015
Domestic	188,966	61,179	250,145
Foreign	3,004	—	3,004

Total	191,970	61,179	253,149

US$	2,900	924	3,824

The foreign income tax provision represents current taxes on income in the United States earned by the Company’s two U.S. subsidiaries.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

The significant components of the net deferred income tax assets and liabilities exclusive of amounts that would not have any tax consequences because they will reverse within the Tax Holiday Period, are as follows:

	As of March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
Deferred tax assets:
Allowance for doubtful accounts	86	408	6
Other deductible temporary difference	41,401	66,159	1,000
Net operating loss	99,316	11,221	170

Total gross deferred tax assets	140,803	77,788	1,175
Valuation allowance	(61,129)	(37)	(1)

Total net deferred tax assets	79,674	77,751	1,174

Deferred tax liabilities:
Depreciation and amortization	(71,991)	(159,678)	(2,412)
Gain on sale of non-controlling interest	(8,612)	(8,612)	(130)
Other taxable temporary differences	(29,675)	(1,207)	(18)

Total gross deferred liabilities	(110,278)	(169,497)	(2,560)

Net deferred tax liability	(30,604)	(91,746)	(1,385)

Deferred income taxes have been shown on the consolidated balance sheets as follows:

	As of March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
Current assets	—	22,453	339
Non-current assets	69,394	4,497	68
Current liability	28,802	998	15
Non-current liability	71,196	117,661	1,778

As of March 31, 2015, the Company performed an analysis of the deferred tax asset for its Mauritius, Indian and U.S. subsidiaries. Based on the analysis, the Company has concluded that a valuation allowance offsetting the deferred tax assets is required for losses incurred by APGL as of March 31, 2015 on the basis that it is more likely than not that APGL will not utilize the entirety of its net operating losses as it has no business operation of its own. The Company has concluded that a valuation allowance offsetting the deferred tax assets is not required at its Indian subsidiaries.

Change in the valuation allowance for deferred tax assets as of March 31, 2014 and 2015 is as follows:

	As if March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
Opening valuation allowance	34,959	61,129	924
Movement during the period	26,170	(61,092)	(923)

Closing valuation allowance	61,129	37	1

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

The effective income tax rate differs from the amount computed by applying the statutory income tax rate to loss before income taxes as follows:

	Year ended 2014		Year ended 2015
	Tax	%	Tax	%
Statutory income tax benefit	(258,182)	(33.99)%	(283,979)	(33.99%)
Temporary differences reversing in the Tax Holiday Period	210,244	27.68%	223,409	26.74%
Taxes on intercompany transaction reversing in the Tax Holiday Period	4,519	0.59%	321,323	38.46%
Valuation allowance on net operating losses	26,170	3.45%	(61,092)	(7.31)%
Other difference	33,096	4.36%	53,451	6.40%

	15,847	2.09%	253,112	30.30%

As of March 31, 2014 and 2015, deferred income taxes have not been provided for the Company’s share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts indefinitely. Those earnings totaled Rs. 351,845 and Rs. 321,482 (US$4,857) as of March 31, 2014 and 2015, respectively. The total unrecognized deferred tax liability as of March 31, 2014 and 2015 is Rs. 119,627 and Rs. 109,304 (US$1,651), respectively.

The Company has adopted the provisions of ASC Topic 740 as they relate to uncertain income tax positions. Tax exposures can involve complex issues and may require extended periods to resolve. The Company does not currently have any uncertain tax positions requiring to be reserved for. The Company reassesses its tax positions in light of changing facts and circumstances, such as the closing of a tax audit, refinement of an estimate, or changes in tax codes. To the extent that the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

12. Interest expense, net

Interest expense, net consists of the following:

	Year ended March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
Interest expense:
CCDs	217,751	248,831	3,759
Series E CCPS	74,700	96,500	1,458
Term loans	316,519	598,845	9,048
Bank charges and other	36,151	55,454	838

	645,121	999,630	15,103

Interest income:
Term deposits	111,842	151,860	2,294
Interest income from related parties	—	2,031	31
Gain on sale of short term investments	13,060	13,949	211

	124,902	167,840	2,536

Total	520,219	831,790	12,567

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

13. Loss on foreign currency exchange

Loss on foreign currency exchange consists of the following:

	Year ended March 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
Unrealized loss on foreign currency loans	578,571	240,656	3,636
Realized loss on foreign currency loans	39,989	(42,280)	(639)
Unrealized (gain) loss on derivative instruments	(16,384)	7,342	111
Realized loss on derivative instruments	(21,610)	93,910	1,419

Total	580,566	299,628	4,527

14. Equity and preferred shares

Equity shares

Equity share have a par value of US$0.01 per share. There is no limit on the number of equity shares authorized. As of March 31, 2014 and 2015, there were 109,880 shares of equity issued and outstanding.

Compulsory convertibles preferred shares

There is no limit on the number of preferred shares the Company can issue. As of March 31, 2015, the compulsory convertible preferred shares (CCPS) consists of the followings:

	No of shares	Total consideration (Rs.)	Price per share (Rs.)*
Series A	38,770	92,492	2,386
Series B	181,046	503,994	2,787
Series C	229,880	381,600	1,660
Series D	84,348	474,964	5,631
Series F	138,133	1,550,508	11,225

	672,177	3,003,558

*	Not in thousands

In November 2008, the Company issued 38,770 Series A CCPS for consideration of Rs. 91,617, (net of Rs. 875 share issue expenses). In February 2010, the Company issued 181,046 Series B CCPS for consideration of Rs. 500,749 (net of Rs. 3,263 share issue expenses). In September 2011, the Company issued 229,880 Series C CCPS for consideration of Rs. 377,562 (net of Rs. 4,038 share issue expenses). In September 2012, the Company issued 84,348 Series D CCPS for consideration of Rs. 474,964 (net of Rs. NIL share issue expenses). From June 2014 to January 2015 the Company issued 138,133 series F CCPS for a total consideration of Rs. 1,549,010 (net of Rs. 1,499 share issue expenses). Unless converted, the term of the Series A CCPS is a maximum of the 19 years from the date issue, whereas the terms of Series B, Series C, Series D and Series F CCPS is a maximum of 20 years, as amended, from the date of issue.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

The rights, preferences and privileges of the Company’s Series A, Series B, Series C, Series D and Series F CCPS (collectively, the “Mezzanine CCPS”) are as follows:

Voting

The Mezzanine CCPS rank pari passu with regards to voting rights. Holders of Mezzanine CCPS are entitled to vote on all matters and are entitled to the number of votes equal to the number of equity shares into which the Mezzanine CCPS shares are then convertible on the basis of the applicable conversion factor.

Dividend

Each of the holders of the Mezzanine CCPS are entitled to a 8.0% per annum per share non-cumulative dividend, declared and paid in accordance with the Indian Companies Act of 2013, and thereafter participate pro rata on an as converted basis with the equity shareholders on any distributions made to the equity shareholders. The Company has not declared or paid any dividends through March 31, 2015.

Conversion

Each of the Series A, Series B, Series D and Series F CCPS are convertible into equity shares of the Company at the option of the CCPS holders at any time at a conversion ratio of 1:1. The Series C CCPS are convertible into equity shares of the Company at the option of the CCPS holder at any time at a conversion ratio of 1:0.3423. Any Mezzanine CCPS which have not been converted into equity shares of the Company are compulsorily converted into equity shares of the Company, at the aforementioned ratios, upon the filing of a DRHP, execution of a QIPO or at their maturity date.

Buyback

Should a buyback obligation not occur by February 25, 2016 or the funding covenants of the CCPS holders are breached, the Mezzanine CCPS holders may request the Company to buyback the CCPS at the following rates:

•	Series A CCPS — 140% of the cash paid for the Series A CCPS, plus accrued and unpaid dividends

•	Series B, Series C and Series D CCPS — 200% of the cash paid, plus accrued and unpaid dividends

•	Series F CCPS — 150% of the cash paid for the Series F CCPS, plus accrued and unpaid dividends

Buyback obligations of the Mezzanine CCPS continue to be computed in Indian Rupees.

Liquidation

On occurrence of a liquidation event, as defined in the terms of the Mezzanine CCPS agreements, the Series A holders are eligible to receive an amount equal to 140% of the cash paid for the Series A CCPS, plus accrued and unpaid dividends, and the Series B, Series C and Series D holders have the right to receive an amount equal to 200% of the cash paid, plus accrued and unpaid dividends, and the Series F holders have the right to receive an amount equal to 150% of the cash paid, plus accrued and unpaid dividends. Upon such a liquidation event, the holders of the CCDs and Series E CCPS are entitled to receive amounts in preference to the Series B, Series C, Series D CCPS and Series F, who in turn receive amounts in preference to the holders of the Series A CCPS. Series A CCPS holders receive amounts in preference to the Company’s equity shareholders.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

Liquidation preferences for each series of Mezzanine CCPS as of February 25, 2016 are as follows

	Liquation Preference	(Rs.)	(US$)
Series A	140%	129,488	1,956
Series B	200%	1,007,988	15,229
Series C	200%	763,202	11,530
Series D	200%	949,927	14,352
Series F	150%	2,325,763	35,138

		5,176,368	78,205

Accounting

The Company has evaluated its accounting for the Mezzanine CCPS pursuant to ASC Topic 480 and ASC Topic 815 Derivative and hedging. The Mezzanine CCPS do not satisfy the criteria for liability classification described in ASC Topic 480. In addition, the embedded features of the Mezzanine CCPS do not satisfy the criteria for separate accounting of the derivative from the host instrument pursuant to ASC Topic 815. However, because the Mezzanine CCPS contain certain redemption features that are not solely within the Company’s control, the Mezzanine CCPS are classified as temporary equity in the consolidated balance sheets.

The Mezzanine CCPS are being accreted to their buyback value through February 25, 2016, the earliest buyback date on a straight line basis, so that the carrying amount will equal the mandatory redemption at such date.

The Company incurred issuance costs amounting to Rs. 9,675 (US$146) which have been netted against the proceeds received from the issuance of the Mezzanine CCPS. The issuance costs are being accreted over the respective redemption periods on a straight line basis. The amount accreted totaled Rs. 1,573 and Rs. 1,899 (US$29) during the years ended March 31, 2014 and 2015, respectively. The remaining un-accreted amount of issuance cost as of March 31, 2015 totaled Rs. 2,600 (US$39).

15. Earnings per share

The Company calculates earnings per share in accordance with FASB ASC Topic 260 Earnings per Share and FASB ASC Topic 260-10-45 Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. Basic and diluted earnings (loss) per equity share give effect to the change in the number of equity shares of the Company. The calculation of basic earnings per equity share is determined by dividing net loss attributable to AZI equity shareholders by the weighted average number of equity shares outstanding during the respective periods. The potentially dilutive shares, consisting of employee share options, compulsorily convertible debentures, and compulsorily convertible preferred shares are included in the computation of diluted net earnings per share and the weighted average shares outstanding, except where the result would be anti-dilutive.

The Mezzanine CCPS shareholders are entitled to participate, along with the equity shareholders, in the earnings of the Company. Under ASC Topic 260 Earnings per Share, such participative rights would require the two class method of reporting EPS. As the preferred shares do not participate in losses, the Company has excluded these shares, as including them would be antidilutive.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

Loss per share is presented below:

	Year ended March 31,
	2014 (Rs.)	2015 (Rs.)
Net loss attributable to APGL equity shareholders	(748,495)	(1,082,995)
Add: Accretion on Mezzanine CCPS	(366,552)	(755,207)

Total (A)	(1,115,047)	(1,838,202)

Shares outstanding for allocation of undistributed income:
Equity shares	109,880	109,830

Weighted average shares outstanding
Equity shares (B)	108,882	109,830

(Loss) per share:
Equity shares (C=A/B)	(10,241)	(16,737)

The number of share options outstanding but not included in the computation of diluted earnings per equity share because their effect was antidilutive is 24,501 and 28,821 for the years ended March 31, 2014 and 2015, respectively.

The CCDs and the Series E CCPS have not been considered for the computation of diluted earnings per share because including these instruments would be anti-dilutive.

16. Leases

The Company leases office facilities and land use rights under operating lease agreements. Minimum lease payments under operating leases are recognized on a straight line basis over the term of the lease. Rent expense for operating leases for the years ended March 31, 2014 and 2015 was Rs. 19,803 and Rs. 44,169 (US$667), respectively.

Future minimum lease payments under non-cancellable operating leases as of March 31, 2015 are:

Year ending March 31,	Amount (Rs.)	US$
2016	13,326	201
2017	13,782	208
2018	13,522	204
2019	12,513	189
2020	13,105	198
Thereafter	596,680	9,015

Total	662,928	10,015

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

17. Commitments, guarantees and contingencies

Capital commitments

During the normal course of business, the Company purchases assets for the construction of solar power plants and estimates it will incur Rs. 1,688,983 (US$25,517) during the fiscal year ended March 31, 2016 in relation to such purchase commitments.

Guarantees

The Company issues irrevocable performance bank guarantees in relation to its obligations to construct the solar power plant when required to by the PPA. Such outstanding guarantees amounted to Rs. 588,850 and Rs. 1,083,300 (US$16,367) as of March 31, 2014 and March 31, 2015, respectively. The guarantees expire on the commissioning of the constructed solar power plant.

The Company has obtained guarantees from financial institutions as a part of the bidding process for establishing solar projects amounting to Rs. 189,370 and Rs. 259,000 (US$3,913) as of March 31, 2014 and March 31, 2015, respectively. The Company has given term deposits as collateral for the guarantees which are classified as restricted cash on the consolidated balance sheets.

The terms of the PPAs provide for the annual delivery of a minimum amount of electricity at fixed prices.

18. Related Party Disclosures

For the years ended March 31, 2014 and 2015, the Company incurred rent expense on office facilities totaling Rs. 14,352 and Rs. 14,490 (US$219), respectively, where the lessors are relatives of the Company’s chief executive officer and another director of the Company. As of March 31, 2014 and 2015, the Company had security deposits with these lessors totaling Rs. 6,300 and Rs.6,300 classified as current and non-current asset on the consolidated balance sheets because the rental agreements were short-term and long term respectively, at those dates.

As of March 31, 2014, the Company had an unsecured loan receivable from the Company’s chief executive officer totaling Rs. 41,392. The loan was repaid during the year ended March 31, 2015. During the years ended March 31, 2014 and 2015, the Company earned interest income of Rs. 131 and Rs. 2,031 (US$31), respectively on this loan.

19. Share based compensation plan

The Company has issued share options under the employee’s share option plan approved on October 1, 2008 and amended on April 18, 2013 to eligible employees of the Company. This share option plan expires on September 30, 2018. Under the share option plan, the sum of all grants made under this plan shall not exceed 36,543 equity shares of the Company.

Options are deemed to have been issued under this plan only to the extent actually issued and delivered pursuant to a grant. To the extent that a grant lapses or the rights of its grantee terminate, any equity shares subject to such grant are again available for new grants.

The option grant is at such price as may be determined by the Board of Directors and is specified in the option grant. The grant is in writing and specifies the number of options granted, the price payable for exercising the options, the date/s on which some or all of the options shall be eligible for vesting, fulfillment of the

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data performance and other conditions, if any, subject to which vesting shall take place and other terms and conditions thereto. The option grant is not be transferable and can be exercised only by the employees of the Company.

Options granted under the plan are exercisable into equity shares of the Company, have a contractual life equal to the shorter of ten years or through September 30, 2018 and vest equitably over four years, unless specified otherwise in the applicable award agreement. The Company recognizes compensation cost, reduced by the estimated forfeiture rate, over the vesting period of the option. A summary of share option activity during the years ended March 31, 2014 and 2015 is set out below:

	Number of shares	Weighted average exercise price in Rs. *
Balance As of March 31, 2013	23,856	2,564
Granted	2,300	2,745
Exercised	(1,000)	10
Forfeitures	(655)	4,753

Outstanding As of March 31, 2014	24,501	2,678
Granted	4,320	7,435
Exercised	—	—
Forfeitures	—	—

Outstanding As of March 31, 2015	28,821	3,391

Vested and exercisable as of March 31, 2015	20,850	2,621

Available for grant as of March 31, 2015	6,722	—

*	Not in thousands

The Black-Scholes option pricing model includes assumptions regarding dividend yields, expected volatility, expected option term, and risk-free interest rates. The Company estimates expected volatility based on the historical volatility of comparable publicly traded companies for a period that is equal to the expected term of the options. The risk-free interest rate is based on the treasury bonds issued by the Indian Government in effect at the time of grant for a period commensurate with the estimated expected life. The expected term of options granted is derived using the “simplified” method as allowed under the provisions of ASC Topic 718 due to insufficient historical exercise history data to provide a reasonable basis upon which to estimate expected term.

The fair value of each share option granted to employees is estimated on the date of grant using the Black- Scholes option-pricing model with the following weighted average assumptions:

	Year ended March 31,
	2014	2015
Dividend yield	0.00%	0.00%
Expected term (in years)	2.61-4.70	2.09-3.84
Expected volatility	43.9%-45.6%	31.2%-42.3%
Risk free interest rate	7.51%-7.68%	7.69%-8.34%

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

Outstanding options as of March 31, 2015 include 5,000 options issued during the year ended March 31, 2013 with a market vesting condition. The fair value of these options was determined using the Lattice valuation model with the following assumptions:

Volatility	48.1%
Risk- free interest rate	8.18%

The result of the Lattice valuation model concludes that the probability of achieving the market conditions to be 5.72%.

As of March 31, 2014 and March 31, 2015, the aggregate intrinsic value of all outstanding options was Rs. 10,551 and Rs. 26,531 (US$401), respectively.

The share based compensation expense related to share options is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations and totaled Rs. 4,419 and Rs. 7,428 (US$112) for the years ended March 31, 2014 and 2015, respectively.

Unrecognized compensation cost for unvested options as of March 31, 2015 is Rs. 4,510 (US$68), which is expected to be expensed over a weighted average period of 1.39 years.

The intrinsic value of options exercised during the year ended March 31, 2015 was Rs. NIL.

The intrinsic value per option at the date of grant during the years ended March 31, 2014 and 2015 is as follows:

Date of grant	No. of options granted	Deemed fair value of equity shares	Intrinsic value per option	Valuation used
May 6, 2013	1,300	3,651	(1)	Retrospective
July 13, 2013	1,000	3,651	3,641	Retrospective
July 28, 2014	1,460	5,266	5,256	Retrospective
January 24, 2015	2,860	4,142	(1)	Retrospective

(1)	Fair value of the shares exceeds the exercise price.

20. Fair value

FASB ASC Topic 820 Fair Value Measurements and Disclosures defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly, hypothetical transaction between market participants at the measurement date. ASC Topic 820 establishes a three-tier value hierarchy of fair value measurement based upon the whether the inputs to that measurement are observable or unobservable. Observable inputs reflect data obtained from independent sources while unobservable inputs reflect the Company’s market assumptions. ASC Topic 820 prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

Level 2 — Includes other inputs that are directly or indirectly observable in the marketplace. Observable inputs, other than Level 1 quoted prices for similar instruments in active markets; quoted prices for similar or identical instruments in markets that are not active; and valuations using models in which all significant inputs are observable in active markets.

Level 3 — Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In accordance with ASC Topic 820, assets and liabilities are to be measured based on the following valuation techniques:

Market approach — Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach — converting the future amounts based on the market expectations to its present value using the discounting methodology.

Cost approach — Replacement cost method.

The valuation techniques used by the Company to measure and report the fair value of certain financial assets and liabilities on a recurring basis are as follows;

Foreign exchange derivative contracts

The Company enters into foreign exchange derivative contracts to hedge fluctuations in foreign exchange rates for recognized balance sheet items such as foreign exchange term loans. The Company mitigates the credit risk of these foreign exchange derivative contracts by transacting with highly rated counterparties in India which are major banks. The Company used the super derivatives option pricing model based on the principles of the Black-Scholes model to determine the fair value of the foreign exchange derivative contracts. The inputs considered in this model include the theoretical value of a call option, the underlyings spot exchange rate as of the balance sheet date, the contracted price of the respective option contract, the term of the option contract, the implied volatility of the underlying foreign exchange rates and the risk free interest rate as of the balance sheet date. The techniques and models incorporate various inputs including the credit worthiness of counterparties, foreign exchange spot and forward rates, interest rate yield curves, forward rate yield curves of the underlying. The Company classifies the fair value of these foreign exchange derivative contracts in Level 2 because the inputs used in the valuation model are observable in active markets over the term of the respective contracts.

Compulsorily convertible debentures and Series E compulsorily convertible preferred shares

The Company classifies the fair value of the CCDs and the Series E CCPS in level 3 because the fair values have been derived using valuation techniques in which one or more significant inputs are unobservable. The Company has used the discounted cash flow analysis under the income approach to determine the fair value of the CCDs and the Series E CCPs. This valuation model includes various inputs including issue price, liquidation amount, committed internal rate of return, discount rate and coupon rate.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

	Fair Value measurement at reporting date using
	As of March 31, 2014 (Rs.)	Quoted Prices in Active Markets for Identical Assets (Level 1) (Rs.)	Significant Other Observable Inputs (Level 2) (Rs.)	Significant Unobservable Inputs (Level 3) (Rs.)
Description
Assets
Current assets
Foreign exchange derivative contracts	25,135	—	25,135	—
Non-current assets
Foreign exchange derivative contracts	202,669	—	202,669	—

Total assets	227,804	—	227,804	—

Liabilities
Noncurrent liabilities
Compulsorily convertible debentures	1,428,800	—	—	1,428,800
Series E compulsorily convertible preferred shares	566,100			566,100

Total non-current liabilities	1,994,900	—	—	1,994,900

	Fair Value measurement at reporting date using
	As of March 31, 2015 (Rs.)	Quoted Prices in Active Markets for Identical Assets (Level 1) (Rs.)	Significant Other Observable Inputs (Level 2) (Rs.)	Significant Unobservable Inputs (Level 3) (Rs.)
Description
Assets
Current assets
Foreign exchange derivative contracts	75,750	—	75,750	—
Non-current assets
Foreign exchange derivative contracts	158,338	—	158,338	—

Total assets	234,088	—	234,088	—

Liabilities
Current liability
Compulsorily convertible debentures	987,681	—	—	987,681
Noncurrent liabilities
Compulsorily convertible debentures and Series E compulsorily convertible preferred shares	1,473,519	—	—	1,473,519

Total liabilities	2,461,200	—	—	2,461,200

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

Changes in compulsorily convertible debentures are as follows:

	Rs.	US$
Balance as of March 31, 2013	1,313,200	19,840
Increase in fair value	115,600	1,746

Balance as of March 31, 2014	1,428,800	21,586
Issuance of CCDs - IFC III	180,000	2,719
Increase in fair value	189,800	2,868

Balance as of March 31, 2015	1,798,600	27,173

Changes in Series E CCPS are as follows:

	Rs.	US$
Balance as of March 31, 2013	—	—
Issuance of Series E CCPS	491,400	7,424
Increase in fair value	74,700	1,129

	566,100	8,553
Increase in fair value	96,500	1,458

Balance as of March 31, 2015	662,600	10,011

The carrying amount of cash and cash equivalents, including restricted cash, accounts receivable, accounts payables, and other current financial assets and liabilities approximate their fair value largely due to the short-term maturities of these instruments.

The carrying value and fair value of the Company’s fixed rate project financing term loans is as follows:

	As of March 31,
	2014		2015
	Carrying Value Rs.	Fair Value Rs.	Carrying Value Rs.	Fair Value Rs.	US$
Fixed rate project financing loans:
Foreign currency loans	6,186,577	6,429,000	6,046,900	6,754,000	102,040

The Company uses the yield method to estimate the fair value of fixed rate loans using interest rate changes as an input.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

21. Derivative instruments and hedging activities

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2014 and 2015:

	As of March 31,
	2014			2015
	Notional Amount	Prepaid Expenses and Other Current Asset	Other Assets	Notional Amount	Prepaid Expenses and Other Current Asset	Other Assets
Foreign currency option contracts (Rs.)	—	25,135	202,669	—	75,750	158,338
Foreign currency option contracts (US$)	23,448	—	—	21,514	—	—

The foreign exchange derivative contracts mature generally over a period of 12 to 36 months.

Gains (losses) on foreign exchange derivative contracts for the years ended March 31, 2014 and 2015 aggregated Rs. 37,994 and Rs. 101,252 (US$1,530), respectively.

22. Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivables and derivative instruments. The Company mitigates the risk of credit losses from financial instruments, other than trade receivables, by selecting counterparties that are well known Indian or international banks.

The following customers account for more than 10% of the Company’s accounts receivable and sale of power as of and during the years ended March 31, 2014 and 2015:

	March 31, 2014		March 31, 2015
Customer Name	% of Accounts Receivable	% of Sale of Power	% of Accounts Receivable	% of Sale of Power
NTPC Vidyut Vyapar Nigam Limited	66.90%	78.20%	46.87%	60.80%
Gujarat Urja Vikas Nigam Limited	29.40%	18.80%	19.87%	15.42%
Punjab State Power Corporation Limited...	—	—	13.82%	14.78%

23. Subsequent events

The Company has incurred additional borrowings under project level secured term loans amounting to Rs. 3,859,800 (US$58,314) subsequent to March 31, 2015.

From April 2015 through February 2016, the Company commenced commercial operations of 1 MW rooftop and 158 MW solar power plants in the states of Punjab, Rajasthan and Chhattisgarh.

During July 2015, the Company had sold 59,239 shares, constituting 28.58% of the total outstanding shares for a consideration of Rs. 316,929 (US$4,788) in Azure Power Infra (50 MW project in Andhra Pradesh) to one of the vendors.

The Company issued 133,285 and 18,882 shares of Series H and Series G Compulsorily Convertible Preferred Shares during July and August, 2015, resulting in net proceeds of Rs. 3,696,699 (US$ 55,850) and Rs. 541,946 (US$8,188) respectively.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

Rs. and US$ amounts in thousands, except share and per share data

Azure Power Global Limited has adopted an employee stock option plan on July 20, 2015. Employees who were previously granted options under the AZI employee stock option plan have been granted options under the new Azure Power Global Limited employee stock option plan. The AZI employee stock option plan and all options granted to employees under such plan will be terminated. The modification resulted in an incremental fair value of Rs. 45,719 (US$691), which is being amortized over the vesting term.

The Company evaluated all events or transactions that occurred after March 31, 2015. Based on this evaluation, the Company is not aware of any event or transactions that would require recognition or disclosure in the financial statements.

AZURE POWER GLOBAL LIMITED

Condensed Consolidated Balance Sheets

(Rs. and US$ amounts in thousands, except share and par value data)

	As of March 31, 2015 (Rs.)	As of December 31, (Unaudited)		Proforma as of December 31, (Unaudited)(1)
		2015 (Rs.)	2015 (US$)	2015 (Rs.)	2015 (US$)
			(Note 2(d))		(Note 2(d))
Assets
Current assets:
Cash and cash equivalents	2,044,290	3,744,450	56,571	3,744,450	56,571
Restricted cash	702,407	1,679,005	25,366	1,679,005	25,366
Accounts receivable, net	237,956	554,898	8,383	554,898	8,383
Deferred income tax asset	22,453	77,283	1,168	77,283	1,168
Deferred IPO cost	88,400	172,709	2,609	—	—
Prepaid expenses and other current assets	240,730	316,470	4,781	316,470	4,781

Total current assets	3,336,236	6,544,815	98,878	6,372,106	96,269
Restricted cash	600,794	670,885	10,136	670,885	10,136
Property, plant and equipment, net	15,145,674	21,058,666	318,155	21,058,666	318,155
Software, net	15,720	16,871	255	16,871	255
Deferred income taxes	4,460	74,644	1,128	74,644	1,128
Other assets*	820,824	904,277	13,662	904,277	13,662

Total assets	19,923,708	29,270,158	442,214	29,097,449	439,605

Liabilities, preferred shares and shareholders’ deficit
Current liabilities:
Short-term debt	—	1,748,000	26,409	1,748,000	26,409
Accounts payable	971,467	1,772,359	26,777	1,772,359	26,777
Current portion of long-term debt	2,254,344	4,160,794	62,860	820,175	12,391
Income taxes payable	115,945	134,242	2,028	134,242	2,028
Deferred income taxes	998	600	9	600	9
Interest payable	55,879	129,489	1,956	129,489	1,956
Deferred revenue	—	80,365	1,214	80,365	1,214
Other liabilities	274,268	214,749	3,244	214,749	3,244

Total current liabilities	3,672,901	8,240,598	124,497	4,899,979	74,028
Long-term debt	15,478,509	16,218,685	245,032	16,218,685	245,032
Deferred revenue	317,702	1,183,240	17,876	1,183,240	17,876
Deferred income taxes	117,661	272,157	4,112	272,157	4,112
Asset retirement obligations	70,942	92,513	1,398	92,513	1,398
Other liabilities	18,630	30,358	459	30,358	459

Total liabilities	19,676,345	26,037,551	393,374	22,696,932	342,905

Preferred shares, Rs. 10 par value, 672,177 and 805,462 shares designated as compulsorily convertible preferred shares as of March 31, 2015 and December 31, 2015, respectively (liquidation preference is Rs.9,151,902 as of December 31, 2015)	4,689,942	9,461,436	142,944	—	—
Redeemable Non-Controlling interest	—	335,765	5,073	335,765	5,073
Shareholders’ deficit
Equity shares, US$ 0.01 par value; 109,880 and 109,880 shares issued and outstanding as of March 31, 2015 and December 31, 2015, respectively	68	68	1	68	1
Additional paid-in capital	(1,642,112)	(2,688,640)	(40,620)	9,940,706	150,184
Accumulated deficit	(2,828,302)	(3,899,746)	(58,917)	(3,899,746)	(58,917)
Accumulated other comprehensive income	23,192	28,036	424	28,036	424

Total APGL shareholders’ deficit	(4,447,154)	(6,560,282)	(99,112)	6,069,064	91,692
Non-controlling interest	4,575	(4,312)	(65)	(4,312)	(65)

Total shareholders’ deficit	(4,442,579)	(6,564,594)	(99,177)	6,064,752	91,627

Total liabilities, preferred share and shareholders’ deficit	19,923,708	29,270,158	442,214	29,097,449	439,605

(1)	In connection with the Company’s proposed Initial Public Offering, the compulsorily convertible debentures (Note 9) and the compulsorily convertible preferred shares (Notes 9 and 13) will be converted to equity shares. The pro forma balance sheet data as of December 31, 2015 reflects the conversion of these securities into the Company’s equity shares and application of deferred IPO costs of Rs. 172,709 (US$2,609) as of December 31, 2015 against additional paid-in capital.

*	Includes Security deposit of Rs.6,300 (US$95) to related parties as of 31 March, 2015 and December 31, 2015, also see Note 17.

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Condensed Consolidated Statements of Operations

(Rs. and US$ amounts in thousands, except share and per share data)

(Unaudited)

	Nine months ended December 31,
	2014	2015	2015
	(Rs.)	(Rs.)	(US$)
			(Note 2d)
Operating revenues:
Sale of power	767,362	1,858,911	28,084
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	54,029	127,308	1,923
General and administrative	241,884	481,528	7,275
Depreciation and amortization	218,016	495,647	7,488

Total operating cost and expenses	513,929	1,104,483	16,686

Operating income	253,433	754,428	11,398
Other expense:
Interest expense, net	563,928	1,389,289	20,989
Loss on foreign currency exchange, net	368,631	337,112	5,093

Total other expenses	932,559	1,726,401	26,082

Loss before income tax	(679,126)	(971,973)	(14,684)
Income tax expense	(205,804)	(89,427)	(1,351)

Net loss	(884,930)	(1,061,400)	(16,035)

Net loss attributable to non-controlling interest	(5,311)	(8,633)	(130)

Net loss attributable to APGL	(879,619)	(1,052,767)	(15,905)
Accretion to Mezzanine CCPS	(494,927)	(1,076,087)	(16,258)
Accretion to redeemable non-controlling interest	—	(18,837)	(285)

Net loss attributable to APGL equity shareholders	(1,374,546)	(2,147,691)	(32,448)

Net loss per share attributable to APGL equity stockholders
Basic and diluted	(12,510)	(19,546)	(295)
Shares used in computing basic and diluted per share amounts
Equity shares	109,880	109,880
Pro forma (unaudited)(1)
Pro forma net loss		—	—
Pro forma net loss attributable to non-controlling interest		—	—
Pro forma net loss attributable to APGL equity shareholders		—	—
Pro forma basic and diluted loss per share		—	—
Pro forma shares used in computing basic and diluted per share amounts		—	—

(1)	Pro forma disclosures for the nine months ended December 31, 2015 reflect the conversion of all outstanding compulsorily convertible debentures (Note 9) and compulsorily convertible preferred shares (Notes 9 and 13) into equity shares before the Initial Public Offering.

The pro forma disclosures will be completed once the equity shares upon conversion can be determined. For pro forma purposes, these conversions are assumed to have occurred as of the beginning of the period.

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Condensed Consolidated Statements of Comprehensive Loss

(Rs. and US$ amounts in thousands)

(Unaudited)

	Nine months ended December 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
			(Note 2(d))
Net loss attributable to APGL equity shareholders	(1,374,546)	(2,147,691)	(32,448)
Add: Non-controlling interest	(5,311)	(8,633)	(130)
Other comprehensive loss net of tax
Foreign currency translation	(3,723)	(4,846)	(73)

Total comprehensive loss	(1,383,580)	(2,161,170)	(32,651)
Less: Total comprehensive loss attributable to non-controlling interest	—	—	—

Total comprehensive loss attributable to APGL equity shareholders	(1,383,580)	(2,161,170)	(32,651)

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Condensed Consolidated Statements of Preferred Shares and Shareholders’ Deficit

(Rs. and US$ amounts in thousands)

(Unaudited)

	Preferred shares	Equity shares	Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total APGL shareholders’ deficit	Non- controlling interests	Total shareholder’s deficit
Balance as of March 31, 2014	2,385,725	68	(894,401)	20,012	(1,745,307)	(2,619,628)	10,170	(2,609,458)
Proceeds from issue of shares to founders	—	—	68	—	—	68	—	68
Issuance of series F CCPS	1,549,010	—	—	—	—	—	—	—
Net loss	—	—	—	—	(1,082,995)	(1,082,995)	(5,595)	(1,088,590)
Accretion on Mezzanine CCPS	755,207	—	(755,207)	—	—	(755,207)	—	(755,207)
Other comprehensive loss	—	—	—	3,180	—	3,180	—	3,180
Share based compensation	—	—	7,428	—	—	7,428	—	7,428

Balance as of March 31, 2015	4,689,942	68	(1,642,112)	23,192	(2,828,302)	(4,447,154)	4,575	(4,442,579)

	Preferred shares	Equity shares	Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total APGL shareholders’ deficit	Non- controlling interests	Total shareholder’s deficit
Balance as of March 31, 2015	4,689,942	68	(1,642,112)	23,192	(2,828,302)	(4,447,154)	4,575	(4,442,579)
Issuance of Series H CCPS	3,695,407	—	—	—	—	—	—	—
Accretion of CCPS	1,076,087	—	(1,076,087)	—	—	(1,076,087)	—	(1,076,087)
Net loss	—	—	—	—	(1,052,767)	(1,052,767)	(8,633)	(1,061,400)
Other comprehensive loss	—	—	—	4,846	—	4,846	—	4,846
Adjustment to share capital and reserves of predecessor on transfer of net assets via a common control transaction	—	—	(20,237)	—	—	(20,237)	—	(20,237)
Accretion of redeemable non-controlling interest	—	—	—	—	(18,837)	(18,837)	—	(18,837)
Share based expenses	—	—	49,454	—	—	49,454		49,454
Issuance of Equity Shares	—	—	340	—	160	500	(254)	246

Balance as of December 31, 2015	9,461,436	68	(2,688,640)	28,036	(3,899,746)	(6,560,282)	(4,312)	(6,564,594)
Balance as of December 31, 2015 (US$)	142,944	1	(40,620)	424	(58,917)	(99,113)	(65)	(99,177)

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Condensed Consolidated Statements of Cash Flows

(Rs. and US$ amounts in thousands)

(Unaudited)

	Nine months ended December 31,
	2014	2015	2015
	(Rs.)	(Rs.)	US$
Cash flow from operating activities
Net loss	(884,930)	(1,061,400)	(16,035)
Adjustments to reconcile net loss to net cash used in operating activities:
Deferred income taxes	49,714	29,084	439
Depreciation and amortization	218,016	495,647	7,488
Change in Fair value of CCD’s and Series E and G CCPS	228,892	395,468	5,975
Loss on disposal of property plant and equipment	39	7,387	112
Share based compensation	5,340	49,454	747
Amortization of debt financing costs	12,907	33,838	511
Realized gain on short term investments	(10,054)	(34,084)	(515)
Deferred rent	8,860	9,386	142
Realized and unrealized foreign exchange loss, net	368,631	337,112	5,093
Operating profit before working capital changes
Changes in operating assets and liabilities
Accounts receivable	48,566	(316,942)	(4,788)
Prepaid expenses and other current assets	(64,788)	(75,740)	(1,144)
Other assets	(241,746)	(201,600)	(3,046)
Accounts payable	389,022	880,823	13,307
Interest payable	43,440	73,610	1,112
Deferred revenue	64,300	945,903	14,291
Other liabilities	306,538	(38,882)	(587)

Net cash flows from operating activities	542,747	1,529,064	23,102

Cash flow used in investing activities
Purchase of property plant and equipment	(4,838,133)	(6,468,552)	(97,727)
Purchase of software	(13,936)	(6,970)	(105)
Purchase of available for sale investments	(586,212)	(3,962,080)	(59,859)
Sale of available for sale investments	451,298	3,996,164	60,374
Proceeds from sale of redeemable non-controlling interest in subsidiary	—	316,929	4,788
Investment in subsidiary	—	(20,180)	(305)
Redemption/ maturity of term deposits-restricted cash	(301,096)	(1,046,688)	(15,813)

Net cash flows used in investing activities	(5,288,079)	(7,191,377)	(108,647)

Cash from financing activities
Proceeds from issuance of Series F CCPS	1,322,343	—	—
Proceeds from issuance of Series H CCPS	—	3,695,407	55,830
Proceeds from issuance of equity shares	—	250	4
Repayments of term and other loan	(255,736)	(1,900,744)	(28,716)
Proceeds from term and other loan	4,942,280	5,020,768	75,854
Proceeds from issuance of Series G CCPS	—	541,946	8,188
Proceeds from issuance of CCD’s	180,000	—	—

Net cash flow from financing activities	6,188,887	7,357,627	111,160

Effect of exchange rate changes on cash and cash equivalents	3,723	4,846	73
Net increase in cash and cash equivalents	1,447,278	1,700,160	25,686
Cash and cash equivalents at the beginning of the period	1,599,067	2,044,290	30,885

Cash and cash equivalents at the end of the period	3,046,345	3,744,450	56,571

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

1. Organization

Azure Power Global Limited (“APGL” or “Azure”) organized under the laws of Mauritius was incorporated on January 30, 2015. APGL’s subsidiaries are organized under the laws of India (except for two U.S. subsidiaries) and are engaged in the development, construction, ownership, operation, maintenance and management of solar power plants and generation of solar energy based on long-term contracts (power purchase agreements or “PPA”) with Indian government energy distribution companies as well as other non-governmental energy distribution companies and commercial customers. APGL and its subsidiaries are hereinafter referred to as the “Company”.

Formation and initial public offering (‘IPO’)

Prior to the formation of Azure Power Global Limited (“APGL”) and the reorganization described below, the Company’s operations were entirely conducted through Azure Power India Private Limited (“AZI”) and its subsidiaries. AZI is a company organized under the laws of India. APGL was formed to enable the consummation of the transactions described below and this IPO.

In relation to a shareholders agreement on July 22, 2015 between APGL, the non-founder investors in AZI and the founders (the “APGL SHA”), APGL purchased from the non-founder investors in AZI the equity shares and convertible securities in the form of Compulsorily Convertible Debentures (“CCDs”) and Compulsorily Convertible Preferred Shares (“CCPS”) held by them in AZI for an equivalent number of equity shares, CCDs and CCPS in APGL on substantially similar terms as those formerly held in AZI (the “Reorganization”).

Prior to the Reorganization, the non-founder investors had an 83% ownership interest, on an as converted basis (excluding the CCDS and CCPS which convert into a variable and currently indeterminable number of equity shares), in AZI with the remaining 17% held by the AZI founders. Subsequent to the Reorganization, APGL held an 83% interest in AZI, on an as converted basis, with the remaining 17% held by the AZI founders. Immediately after the Reorganization, the non-founder investors held an 83% ownership interest in APGL, on an as converted basis, with the remaining 17% held by the founders. As of the date hereof, APGL hold approximately 94% of AZI on an as converted basis.

On July 22, 2015, APGL, AZI and the founders entered into another shareholders agreement (the “AZI SHA”), which provides that it is the intention of all parties to the AZI SHA to eventually make AZI a wholly owned subsidiary of APGL. As such, pursuant to the AZI SHA, APGL has an option requiring the founders to sell their shareholding in AZI to APGL at the minimum applicable price as per Indian law which shall be a price not less than the fair value determined as per an internationally accepted pricing methodology for valuation of shares on an arm’s length basis. This option does not expire and no consideration was given for the option. In addition, the AZI SHA prohibits a transfer of AZI equity shares held by the founders without the consent of APGL.

Furthermore, Mr. Inderpreet Wadhwa and the non-founder investors entered into a Sponsor Lock-in Agreement (“Lock-in Agreement”) whereby Mr. Wadhwa agreed to not dispose of the number of shares of APGL he holds representing his ownership of us, which is equal to the founders’ of AZI, until the occurrence of a termination event, as defined, including if the IPO of APGL is not completed by December 31, 2015. In addition, pursuant to the Lock-in Agreement, the amount for which the founders sell their shares in AZI (including any sale to APGL) above the face value of such shares (Rs. 10, or US$0.15, per equity share) plus taxes and expenses incurred by the founders on the transfer of such shares is to be distributed among the founders and non-founders pro rata based on their as converted shareholding in APGL, provided a termination event has

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

not occurred. The non-founder investors and founders have agreed in principle to extend the lock in period, including the period for sharing the excess returns till the completion of APGL’s IPO.

The APGL SHA, AZI SHA and their combined effect, including the call option and the Lock-In Agreement, replicated the founders and the non-founder investor’s interests in AZI in APGL on a substantially cash neutral basis and without any gain/loss by one party at the expense of another party. To reflect the economic substance of the APGL SHA, the AZI SHA and the Reorganization, the Company has prepared the Condensed consolidated financial statements as though it had been combined with AZI since the earliest period presented, using the ‘pooling of interests method’ of accounting with the assets and liabilities of the entities recorded at their historical carrying values. Similarly, no value has been attributed to the non-controlling interest still held by the AZI founders in AZI.

2. Summary of significant accounting policies

(a)	Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and are presented in Indian Rupees (Rs.), unless otherwise stated. The condensed consolidated financial statements include the accounts of APGL and companies which are directly or indirectly controlled by APGL. All intercompany accounts and transactions have been eliminated upon consolidation.

Certain information and disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s historical consolidated financial statements and accompanying notes included in the Form F-1 Registration Statement. In the opinion of management, all adjustments, consisting of a normal recurring nature, considered for a fair presentation have been included in the condensed consolidated financial statements. The operating results for the nine months ended December 31, 2015 are not necessarily indicative of the results expected for the full year ending March 31, 2016.

(b)	Use of estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, expenses and comprehensive loss that are reported and disclosed in the consolidated financial statements and accompanying notes. These estimates are based on management’s best knowledge of current events, historical experience, actions the Company may undertake in the future and on various other assumptions that are believed to be prudent and reasonable under the circumstances. Significant estimates and assumptions are used for, but not limited to impairment of and useful lives of property, plant and equipment, determination of asset retirement obligations, valuation of derivative instruments, valuation of share based compensation, valuation of compulsorily convertible debentures and preferred shares, income taxes, and other contingencies and commitments. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates, and such differences may be material to the condensed consolidated financial statements.

(c)	Foreign currency translation and transactions

The functional currency of APGL is the United States Dollar (“US$”) and reporting currency is Indian rupees (“Rs.”). The Company’s subsidiaries with operations in India and the United States use their respective

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

currencies as their functional currencies. The financial statements of APGL and its subsidiaries, other than subsidiaries with functional currency of Rs., are translated into Rs. using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the determination of net income or loss during the year in which they occur.

(d)	Convenience translation

Translation of balances in the condensed consolidated balance sheets and the condensed consolidated statements of operations, comprehensive loss, shareholders’ deficit and cash flows from Rs. into US$, as of and for the nine months period ended December 31, 2015 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = Rs. 66.19, the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015. No representation is made that the Rs. amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2015, or at any other rate.

(e)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks, term deposits and all other highly liquid investments purchased with an original maturity of three months or less at the date of acquisition and that are readily convertible to cash. The Company has classified term deposits totaling Rs. 95,416 and Rs. 662,559 (US$10,010) at March 31, 2015 and December 31, 2015, respectively, as cash and cash equivalents, because the Company has the ability to redeem these deposits at any time subject to an immaterial interest rate forfeiture. All term deposits are readily convertible into known amount of cash with no more than one day’s notice.

(f)	Restricted cash

Restricted cash consists of cash balances restricted as to withdrawal or usage and relates to cash used to collateralize bank letters of credit supporting the purchase of equipment for solar power plants, bank guarantees issued in relation to the construction of the solar power plants within the timelines stipulated in PPAs and for certain debt service reserves required under the Company’s loan agreements. Restricted cash is classified into current and non-current portions based on the term of the deposit and the expiration date of the underlying restriction.

(g)	Investments

Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. The investment securities held by the Company during the periods presented in the accompanying condensed consolidated financial statements are classified as available-for-sale (short-term investments) and consist of liquid mutual funds units.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

The Company accounts for its investments in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 320, Accounting for Certain Investments in Debt and Equity Securities. These investments are considered available for sale and are recorded at fair value, with the unrealized gains or losses, net of tax, reported as a component of accumulated other comprehensive loss in the consolidated statement of shareholders’ deficit. As of March 31, 2015 and December 31, 2015, the Company did not have any short-term investments. Realized gains and proceeds from the sale of available for sale securities during the nine months ended December 31, 2014 were Rs. 10,054 and Rs.451,298 and during the nine months ended December 31, 2015 were Rs. 34,084 (US$515) and Rs. 3,996,164 (US$60,374), respectively.

Realized gains and losses, and decline in value judged to be other than temporary on available-for-sale securities are included in the condensed consolidated statements of operations. The cost of securities sold or disposed is determined on First in First out (“FIFO”) method.

(h)	Accounts receivable

The Company’s accounts receivables are generated by selling energy to customers and are reported net of any allowance for uncollectible accounts. The allowance for doubtful accounts is based on various factors, including the length of time receivables are past due, significant one-time events, the financial health of customers and historical experience. The allowance for doubtful accounts at March 31, 2015 and December 31, 2015 was Rs. 10,000 (US$151). Accounts receivable serve as collateral for borrowings under the working capital facility, described in Note 9.

(i)	Deferred IPO cost

The Company incurred legal and printing costs relating to its planned IPO of Rs. 88,400 and Rs. 172,709 (US$2,609) as of March 31, 2015 and December 31, 2015, respectively. The Company accounts for such costs under ASC 340-10-599-1 (SAB Topic 5A) “Expenses of the Offering” as incremental costs directly attributable to an offering of equity shares and has capitalized such costs on its condensed consolidated balance sheet. These costs will be applied against the proceeds from the IPO, when received.

(j)	Property, plant and equipment

Property, plant and equipment represents the costs of completed and operational solar power plants, as well as the cost of furniture and fixtures, vehicles, office and computer equipment, leasehold improvements, freehold land and construction in progress. Construction in progress represents the accumulated cost of solar power plants that have not been placed into service at the date of the balance sheet. Construction in progress includes the cost of solar modules for which the Company has taken legal title, civil engineering, electrical and other related costs incurred during the construction of a solar power plant. Construction in progress is reclassified to property, plant and equipment when the project begins its commercial operations.

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives as follows:

Plant and machinery (solar power plants)	25 years
Furniture and fixtures	5 years
Vehicles	5 years
Office equipment	5 years
Computers	3 years

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

Leasehold improvements to office facilities are depreciated over the shorter of the lease period or the estimated useful life of the improvement. Lease hold improvements on the solar power plant sites are depreciated over the shorter of the lease term or the remaining period of the PPAs undertaken with the respective customer. Freehold land is not depreciated. Construction in progress is not depreciated until it is ready to be put to use.

Improvements to property, plant and equipment deemed to extend the useful economic life of an asset are capitalized. Maintenance and repairs that do not improve efficiency or extend the estimated economic life of an asset are expensed as incurred.

Capitalized interest

Interest incurred on funds borrowed to finance construction of solar power plants is capitalized until the plant is ready for its intended use.

The amount of interest capitalized during the nine months ended December 31, 2014 and December 31, 2015 was Rs. 60,438 and Rs. 144,217 (US$2,179), respectively.

(k)	Accounting for impairment of long-lived assets

The Company periodically evaluates whether events have occurred that would require revision of the remaining useful life of property, plant and equipment and improvements, or render their carrying value not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows, appraisals or other valuation techniques. There were no impairment charges related to long-lived assets recognized during the nine months ended December 31, 2014 and 2015.

(l)	Leases and land use rights

The Company’s leases relate to leasehold land on which the solar power plants are constructed and for office facilities. Leases are reviewed for capital or operating classification at their inception under the guidance of ASC Topic 840 Leases. The expense for leases classified as operating leases is recorded as rent expense on a straight-line basis, over the lease term, beginning with the date the Company has access to the property.

Land use rights represent lease prepayments to the lessor. Land use rights are carried at cost less accumulated amortization. Amortization is provided to write-off the cost of these prepayments on a straight-line basis over the period of the lease or the PPA, whichever is shorter.

The Company did not have any capital leases during any of the periods presented in the accompanying condensed consolidated financial statements.

(m)	Asset retirement obligations (ARO)

Upon the expiration of a PPA or, if later, the expiration of the lease agreement for solar power plants located on leasehold land, the Company is required to remove the solar power plant and restore the land. The Company records the fair value of the liability for the legal obligation to retire the asset in the period in which the

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

obligation is incurred, which is generally when the asset is constructed. When a new liability is recognized, the Company capitalizes it by increasing the carrying amount of the related long-lived asset, which resulting ARO asset is depreciated over the remaining useful life of the solar power plant. The liability is accreted and expensed to its present expected future value each period based on a credit adjusted risk free interest rate. Upon settlement of the obligation, the Company eliminates the liability and, based on the actual cost to retire, may incur a gain or loss.

The Company’s asset retirement obligations were Rs. 70,942 and Rs. 92,513 (US$1,398) as of March 31, 2015 and December 31, 2015, respectively. The accretion expense incurred during the nine months ended December 31, 2014 and December 31, 2015 were Rs. 1,767 and Rs. 4,318 (US$65), respectively. There was no settlement of prior liabilities or revisions to the Company’s estimated cash flows as of December 31, 2015.

(n)	Software

The Company capitalizes certain internal software development cost under the provision of ASC Topic 350-40 Internal-use Software. As of December 31, 2015, the amount capitalized as software includes the cost of software licenses, as well as related implementation costs, which primarily relate to third party consulting fees. Such license and implementation costs are capitalized and amortized over their estimated useful lives of three years using the straight-line method. On an ongoing basis, the Company assesses the recoverability of its capitalized software intangible assets. Capitalized software costs determined to be unrecoverable are expensed in the period in which the determination is made. As of December 31, 2015, all capitalized software was considered fully recoverable.

(o)	Debt financing costs

Financing costs incurred in connection with obtaining construction and term financing loans are deferred and amortized over the term of the respective loan using the effective interest rate method. Amortization of debt financing costs is capitalized during construction and recorded as interest expense in the condensed consolidated statements of operations, following commencement of commercial operations of the respective solar power plants.

Amortization of debt financing costs for the nine months ended December 31, 2014 and 2015 was Rs.12,907 and Rs.33,838 (US$511), respectively.

(p)	Income taxes

Income taxes are recorded under the asset and liability method, as prescribed under ASC Topic 740 Income Taxes, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company establishes valuation allowances against its deferred tax assets when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

The Company applies a two-step approach to recognize and measure uncertainty in income taxes in accordance with FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

interpretation of ASC Topic 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement through December 31, 2015, the Company does not have any unrecognized tax benefits nor has it recognized any interest or penalties.

(q)	Employee benefits

Defined contribution plan

Eligible employees of the Company in India receive benefits from the Provident Fund, administered by the Government of India, which is a defined contribution plan. Both the employees and the Company make monthly contributions to the Provident Fund equal to a specified percentage of the eligible employees’ salary.

The Company has no further funding obligation under the Provident Fund, beyond the contributions elected or required to be made thereunder. Contributions to the Provident Fund by the Company are charged to expense in the period in which services are rendered by the covered employees and amounted to Rs. 3,819 and Rs. 7,979 (US$121) for the nine months ended December 31, 2014 and 2015, respectively.

Defined benefit plan

Employees in India are entitled to benefits under the Gratuity Act, a defined benefit post-employment plan covering eligible employees of the Company. This plan provides for a lump-sum payment to eligible employees at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employee’s salary and tenure of employment. As of December 31, 2015, this plan is unfunded.

Current service costs for defined benefit plans are accrued in the period to which they relate. In accordance with ASC Topic 715, Compensation Retirement Benefit, the liability in respect of defined benefit plans is calculated annually by the Company using the projected unit credit method and amounted to Rs. 7,105 and Rs. 8,068 (US$122) as of March 31, 2015 and December 31, 2015, respectively. Prior service cost, if any, resulting from an amendment to a plan is recognized and amortized over the remaining period of service of the covered employees. Interest costs as of March 31, 2015 and December 31, 2015 were not significant.

The Company recognizes its liabilities for compensated absences in accordance with ASC Topic 710, Compensation-General. The Company accrues the liability for its employee rights to compensated absence in the year in which it is earned.

(r)	Revenue recognition

Revenue from sale of power is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, solar energy kilowatts are supplied and collectability is reasonably assured. Revenue is based on the solar energy kilowatts actually supplied to customers multiplied by the rate per kilo-watt hour agreed to in the respective PPAs. The solar energy kilowatts supplied by the Company are validated by the customer prior to billing and recognition of revenue.

Where PPAs include scheduled price changes, revenue is recognized at lower of amount billed or by applying the average rate to the energy output estimated over the term of the PPA. The determination of the

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

lesser amount is undertaken annually based on the cumulative amount that would have been recognized had each method been consistently applied from the beginning of the contract term. The Company estimates the total kilowatt hour units expected to be generated over the entire term of the PPA. The contractual rates are applied to this annual estimate to determine the total estimated revenue over the term of the PPA. The Company then uses the total estimated revenue and the total estimated kilo-watt hours to compute the average rate used to record revenue on the actual energy output supplied. The Company compares the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, the Company reassesses the energy output estimated over the remaining term of the PPA and adjusts the revenue recognized and deferred to date. Through December 31, 2015, the adjustments have not been significant. The difference between actual billing and revenue recognized is recorded as deferred revenue.

For the nine months ended December 31, 2014 and 2015, the amount of revenue recognized under the PPA’s with scheduled price changes is Rs. 125,987 and Rs. 121,729 (US$1,839), respectively.

Revenue from sale of power is recorded net of discounts. Through December 31, 2015, discounts have not been significant.

The Company records the proceeds received from Viability Gap Funding (VGF) on fulfilment of the underlying conditions as deferred revenue. Such deferred VGF revenue is recognised as sale of power in proportion to the actual sale of solar energy kilowatts during the period to the total estimated sale of solar energy kilowatts during the tenure of the applicable power purchase agreement pursuant to the revenue recognition policy.

(s)	Cost of operations (exclusive of depreciation and amortization)

The Company’s cost of operations consists of expenses pertaining to operations and maintenance of its solar power plants. These expenses include payroll and related costs for maintenance staff, plant maintenance, insurance, and if applicable, lease costs.

Depreciation expense is not included in cost of operations but is included within “Depreciation and amortization expense”, shown separately in the condensed consolidated statements of operations.

(t)	General and administrative expenses

General and administrative expenses include payroll and related costs for corporate, finance and other support staff, including bonus and share based compensation expense, professional fees and other corporate expenses.

(u)	Share based compensation

The Company follows guidance under ASC Topic 718, Compensation — Stock Compensation, which requires compensation costs related to share-based transactions, including employee share options, to be recognized in the financial statements based on their fair value. The Company recognizes compensation expense for equity share options net of estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Share-based compensation is included in general and administrative expenses and recognized in the condensed consolidated statements of operations for the nine months ended December 31, 2014 and 2015 based on awards ultimately expected to vest.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

The Company has elected to use the Black-Scholes-Merton valuation model to determine the fair value of share-based awards on the date of grant for employee share options with a fixed exercise price and fixed service-based vesting.

The Company has elected to use the Lattice valuation model to determine the fair value of share-based awards on the date of grant for employee share options with a market condition.

Refer note 18 for details on the Share based compensation.

(v)	Contingencies

Liabilities for loss contingencies arising from claims, tax assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred with respect to these items are expensed as incurred.

(w)	Fair value of financial instruments

ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an asset could be exchanged or a liability transferred in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or derived from such prices. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

(x)	Derivative instruments

Derivative instruments are recorded on the consolidated balance sheets at fair value. Changes in fair value of derivatives not designated as accounting hedges are reported directly in earnings along with the corresponding transaction gains and losses on the items being hedged. The Company enters into foreign exchange currency contracts to mitigate and manage the risk of changes in foreign exchange rates. These foreign exchange derivative contracts were entered into to hedge the fluctuations in foreign exchange rates for recognized balance sheet items such as the Company’s U.S. dollar denominated borrowings and are not designated as hedges for accounting purposes. Realized gains (losses) and changes in the fair value of these foreign exchange derivative contracts are recorded in foreign exchange gains (losses), net in the consolidated statements of operations. These derivatives are not held for speculative or trading purposes. The Company did not have any derivatives designated as accounting hedges during the nine months ended December 31, 2014 and 2015.

(y)	Segment information

Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief executive officer is the chief operating decision maker. Based on the financial information presented to and reviewed by the chief operating decision maker in deciding how to allocate the resources and in assessing the performance of the Company, the Company has determined that it has a single operating and reporting segment: Sale of power. The Company’s principal operations, revenue and decision-making functions are located in India.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

(z)	Non-controlling interest

The non-controlling interest recorded in the financial statements relates to (i) a 20% ownership in a subsidiary (10MW Gujarat Power Plant) not held by the Company and (ii) a 0.01% ownership in AZI not held by the Company or the sponsor directly.

The redeemable non-controlling interest recorded in the financial statements relates to a 29% ownership in a subsidiary (50MW Andhra Pradesh Power Plant) not held by the Company. The investor representing redeemable non-controlling interest has a put option to sell its equity interest to the Company for cash at the lower of fair value or a return of 11.5% after March 5, 2019. This non-controlling interest is considered to be redeemable equity under ASC 480-10-S99-3A. Therefore, it is classified as “mezzanine” equity in the Company’s condensed consolidated balance sheet. The Company has adjusted the carrying amount of its redeemable non-controlling interest to its expected redemption value of Rs. 335,765 (US$5,073) at December 31, 2015 based on the guaranteed return which is less than fair value.

As of March 31, 2015, the Company recorded a non-controlling interest amounting to Rs. 4,575 including Rs. 5,595 of net loss for the year then ended. As of December 31, 2015, the Company recorded a non-controlling deficit amounting to Rs. 4,312 (US$65), including loss of Rs. 8,633 (US$130) for the nine months ended December 31, 2015.

3. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	March 31,	December 31,
	2015 (Rs.)	2015 (Rs.)	2015 (US$)
Bank demand deposits	1,948,823	3,081,874	46,561
Term deposits	95,416	662,559	10,010
Cash on hand	51	17	—

Total	2,044,290	3,744,450	56,571

4. Restricted cash

Restricted cash consists of the following:

	March 31, 2015 (Rs.)	December 31,
		2015 (Rs.)	2015 (US$)
Bank demand deposits	542,484	642,547	9,707
Term deposits	760,717	1,707,343	25,795

	1,303,201	2,349,890	35,502
Restricted cash — current	702,407	1,679,005	25,366

Restricted cash — non-current	600,794	670,885	10,136

The increase in the restricted cash balance from March 31, 2015 to December 31, 2015 is primarily the result of increases in debt service reserve requirements resulting from the increase in the level of the Company’s

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

borrowings during the period and additional cash used as collateral for letters of credit, as a result of an increase in the level of solar power plant construction at December 31, 2015 as compared to the prior period.

5. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	March 31, 2015 (Rs.)	December 31,
		2015 (Rs.)	2015 (US$)
Prepaid income taxes	69,207	69,815	1,055
Derivative instruments (Note 20)	75,750	102,204	1,544
Debt financing costs	35,973	54,836	828
Interest receivable on term deposits	10,537	23,699	358
Other	49,263	65,916	996

Total	240,730	316,470	4,781

6. Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	Estimated Useful Life (in years)	March 31, 2015 (Rs.)	December 31,
			2015 (Rs.)	2015 (US$)
Plant and machinery (solar power plants)	25	8,793,975	16,398,954	247,756
Furniture and fixtures	5	4,791	5,012	76
Vehicles	5	10,274	10,266	155
Office equipment	5	5,083	7,745	117
Computers	3	12,595	16,635	251
Leasehold improvements — solar power plant	25	639,765	1,300,750	19,652
Leasehold improvements — office	1-3	11,738	12,856	194

		9,478,221	17,752,218	268,201
Less: Accumulated depreciation		770,821	1,260,649	19,046

		8,707,400	16,491,569	249,155
Freehold land		199,173	365,755	5,526
Construction in progress		6,239,101	4,201,342	63,474

Total		15,145,674	21,058,666	318,155

Depreciation expense on property, plant and equipment was Rs. 215,379 and Rs. 489,828 (US$7,400) for the nine months ended December 31, 2014 and 2015, respectively.

The Company has received a government grant for the construction of rooftop projects amounting to Rs. 11,700 and Rs. 16,900 (US$255) for the periods ended March 31, 2015 and December 31, 2015, respectively. The proceeds from this grant have been recorded as a reduction to the carrying value of the related rooftop projects.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

7. Software, net consists of the following:

	Estimated Useful Life (in years)	March 31, 2015 (Rs.)	December 31,
			2015 (Rs.)	2015 (US$)
Software licenses and related implementation costs	3 Years	20,668	27,638	418
Less: Accumulated amortization		4,948	10,767	163

Total		15,720	16,871	255

Aggregate amortization expense for software was Rs. 2,637 and Rs. 5,819 (US$88) for the nine months ended December 31, 2014 and 2015, respectively.

Estimated amortization expense for the three months ending March 31, 2016 and years ending March 31, 2017, 2018 and 2019 is Rs. 2,312, Rs. 9,031, Rs. 4,644 and Rs. 884 respectively.

8. Other assets

Other assets consist of the following:

	March 31, 2015 (Rs.)	December 31,
		2015 (Rs.)	2015 (US$)
Prepaid income taxes	232,347	232,930	3,519
Custom duty receivable	30,742	8,777	133
Derivative instruments (Note 20)	158,338	124,627	1,883
Debt financing costs	242,622	352,256	5,322
Interest receivable on term deposits	53,989	74,048	1,119
Security deposit to related party (Note 17)	6,300	6,300	95
Land use rights	79,500	80,762	1,220
Other	16,986	24,577	371

Total	820,824	904,277	13,662

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

9. Long term debt

Long term debt consists of the following:

	March 31, 2015 (Rs.)	December 31,
		2015 (Rs.)	2015 (US$)
Compulsorily convertible debentures 5.0% — DEG	1,080,100	1,192,418	18,015
Compulsorily convertible debentures 10.0% — IFC	391,500	439,322	6,637
Compulsorily convertible debentures 0% — IFC II	116,100	126,534	1,912
Compulsorily convertible debentures 5% — IFC III	210,900	220,579	3,333
Series E compulsorily convertible preferred shares (140,000 shares)	662,600	779,804	11,781
Series G compulsorily convertible preferred shares (18,882 shares)	—	581,962	8,792

	2,461,200	3,340,619	50,470

Secured term loans:
Foreign currency loans	6,046,900	6,146,876	92,866
Indian rupee loans	9,224,518	10,891,984	164,556

	15,271,418	17,038,860	257,422
Other secured bank loans:
Vehicle loans	235	—	—

	17,732,853	20,379,479	307,892
Less current portion	2,254,344	4,160,794	62,860

Long-term debt	15,478,509	16,218,685	245,032

Compulsorily convertible debentures (CCDs)

The face value of the DEG, IFC, IFC II and IFC III CCDs is Rs. 680,390 (US$10,388), Rs. 246,620 (US$3,765), Rs.75,000 (US$1,145) and Rs. 180,000 (US$2,748), respectively. The CCDs each contain the following key terms and conditions.

Voting

The holders of the CCDs are not entitled to voting rights other than for certain specific matters based on their proportionate voting right as defined and specified in the shareholder and CCD agreement.

Term

Unless converted, the DEG, IFC, IFC II and IFC III CCDs mature 20 years from the date of the respective issuance being November 10, 2031, December 14, 2030, January 3, 2033 and September 5, 2034, respectively.

Interest

The DEG CCDs bear interest at a rate of 5.0% per annum through the date of their conversion into equity shares of the Company. The first interest payment is eighteen months from the issuance date followed by quarterly payments until the earlier of the date of conversion or maturity.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

The IFC CCDs bear interest at a rate of 10.0% per annum through the date of their conversion into equity shares of the Company. The first interest payment is eighteen months from the issuance date followed by quarterly payments until the earlier of the date of conversion or maturity.

The IFC II CCDs do not carry an annual interest rate. However, if any dividends are paid to equity shareholders or the holders of the Compulsorily Convertible Preferred Shares (“CCPS”), the IFC II holders are entitled to interest/dividends equal to the return provided to the equity shareholders or the CCPs shareholders, whichever is higher.

The IFC III CCDs bear interest at a rate of 5.0% per annum through the date of their conversion into equity shares of the Company. The first interest payment is eighteen months from the issuance date followed by quarterly payments until the earlier of the date of conversion or maturity.

The CCDs convert at a price such that the holder earns an internal rate of return ranging from 18.4% per annum to 20.0% per annum upon the filing of prospectus as defined, in the event of liquidation events, as defined, or upon the voluntary sale of shares by all shareholders. Otherwise the guaranteed internal rate of return to the CCD holders ranges from 16.0% per annum to 18.0% per annum at maturity.

Buyback obligation

At any time after the expiry of the Qualified Initial Public Offering (“QIPO”) date of February 25, 2016, upon a breach of the funding requirements of the CCD holders or upon the occurrence of a liquidation event, as defined, the holders of the CCDs have an option, at their discretion, to require the Company to buyback the equity shares held by them after the conversion of their CCDs into equity shares so as to give them their required returns ranging from 18.4% per annum to 20.0% per annum.

Until March 31, 2015, these debentures were held by Azure Power India Private Limited. Indian rules and regulations place limitations on the amount of the CCDs the Company can buy back within 12 months of the balance sheet. Among other things, the Company is restricted from buying back an amount of shares in excess of 25% of its statutory paid up share capital and free reserves in a year. Accordingly amount totaling to Rs. 986,048 of the CCDs were eligible for redemption by February 25, 2016 and were accordingly classified as a current liability. As of December 31, 2015, these debentures are being held by Azure Power Global Limited, which has been incorporated in Mauritius. There are no restrictions applicable to Azure Power Global Limited and accordingly the debentures amounting to Rs. 1,978,853 (US$29,897) have been classified as current liability.

Conversion

The CCDs compulsorily convert to equity shares (a) upon listing of the Equity Shares, in connection with an IPO as approved by the shareholders of the Company, or (c) at the maturity date of the respective CCDs. The CCDs are convertible into equity shares so as to give the holders their guaranteed returns ranging from 16.0% per annum to 18.0% per annum.

Accounting

In accordance with ASC Topic 480 Distinguishing Liabilities from Equity, the CCDs are recorded at their respective fair values at period end. The fair value has been determined based on a discounted cash flow analysis under the income approach. Changes in their fair value are recorded as interest expense in the statements of operations. The carrying amount of the CCDs includes the unrealized changes in the fair value of Rs. 616,590

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

and Rs. 796,843 (US$12,038) as of March 31, 2015 and December 31, 2015, respectively. Issuance costs on the CCDs are expensed as incurred.

Interest expense, including changes to fair value, on the CCDs for the nine months ended December 31, 2014 and 2015 was Rs. 273,293 and Rs. 231,246 (US$3,494), respectively.

Series E and G Compulsorily Convertible Preferred Shares (Series E and G CCPS)

On August 10, 2015, APGL issued shares of Series G CCPS for net proceeds of Rs. 541,946 (US$8,188).

Series E and G CCPS contain the following key terms and conditions, as amended.

Voting

The holders of the Series E and G CCPS are not entitled to voting rights other than for certain specific matters based on their proportionate voting right as defined and specified in the shareholder and the Series E and G CCPS agreements.

Term

Unless converted, the Series E and G CCPS are redeemable twenty years from the date of their respective allotment on April 18, 2033 and August 10, 2035, respectively.

Dividend

Each of the Series E and G CCPS holders are entitled to a 5.0% per share non-cumulative dividend, declared and paid in accordance with the Indian Companies Act of 2013. Should the equity or the Series A, B, C, D, F or H CCPS holder in any financial year receive a dividend payout higher than 5% per annum of the amount invested by such investors, the Series E and G CCPS holders are entitled to receive an additional dividend equal to the difference between the percentage return earned by the equity or the Series A, B, C, D, F or H CCPS holders and the rate of dividends received by the Series E and G CCPS holders. The Company has not declared or paid any dividends through December 31, 2015.

Buyback obligation

At any time after the expiry of the QIPO date of February 25, 2016, or if the funding covenants of the Series E and G CCPS are breached, the Series E and G CCPS holders have an option, at their discretion, to require the Company to buyback the equity shares held by them after conversion of the Series E and G CCPS into equity shares so as to give them a required return of 15.0% per annum and 8% per annum respectively.

Conversion

The Series E and G CCPS compulsorily convert to equity shares (a) upon listing of the Equity Shares, in connection with an IPO as approved by the shareholders of the Company, or (c) at their maturity date. The Series E and G CCPS are convertible into equity shares so as to give the holders their required return which is 15% per annum and 16% per annum respectively if converted at maturity or 18.4% per annum upon the filing of a prospectus or of a QIPO.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

Liquidation

On the occurrence of a liquidation event, as defined in the term of the Series E and G CCPS agreement, the Series E and G CCPS holders have the right to receive an amount equal to their original investment plus a guaranteed internal rate of return of 18.4% per annum. At December 31, 2015, the Series E and G CCPS liquidation preference was Rs. 1,361,766 (US$20,574).

Accounting

In accordance with ASC Topic 480, the Series E and G CCPS are classified as a liability and recorded at fair value at each period end. The fair value has been determined based on a discounted cash flow analysis under the income approach. Changes in their fair value are recorded as interest expense in the statements of operations. The carrying amount of series E and G CCPS includes the unrealized changes in their fair value of Rs. 171,200 and Rs. 328,438 (US$4,962) as of March 31, 2015 and December 31, 2015, respectively. Issuance costs on the CCPS are expensed as incurred. As of December 31, 2015, the Series E and G CCPS have been classified as current liabilities.

Project level secured term loans

Foreign currency loans

From June 2009 through September 2009 the Company borrowed Rs. 309,631 (US$6,230) for the financing of a 2 MW solar power project, which loan carries a fixed interest rate. The loan is repayable in 48 equal quarterly installments which commenced on December 15, 2010. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 312,792 (US$4,726) as of December 31, 2015.

From February 2011 through June 2011, the Company borrowed Rs. 1,233,084 (US$26,835) for the financing of a 10 MW solar power project, which loan carries a fixed interest rate. The loan is repayable in 54 equal quarterly installments which commenced on September 15, 2012. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 1,149,570 (US$17,368) as of December 31, 2015.

From October 2011 through March 2012, the Company borrowed Rs. 782,793 (US$15,777) for the financing of a 5 MW solar power project, which loan carries a fixed interest rate. The loan is repayable in 66 quarterly installments commencing July 15, 2012. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 657,309 (US$9,931) as of December 31, 2015.

From October 2012 through September 2013, the Company borrowed Rs. 3,503,984 (US$63,709) for the financing of a 35 MW solar power project, which loan carries a fixed interest rate. The loan is repayable in 36 semi-annual installments which commenced on August 20, 2013. The borrowing is collateralized by underlying solar power project assets with a net carrying value of Rs. 3,072,364 (US$46,417) as of December 31, 2015.

The fixed interest foreign currency loans carry an interest rate ranging from 4.07% to 6.43% per annum.

During the year ended March 31, 2015, the Company entered into an unsecured credit facility commitment for financing future rooftop solar power projects. The total amount of the facility is Rs. 1,326,520 (US$20,000). The interest rate for the facility is fixed at lender’s base rate plus 2.25% per annum at the time of first disbursement. The tenure of the facility is 10 years from the date of first disbursement. During the period ended

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

December 31, 2015, no amounts have been borrowed under this facility and the Company has incurred deferred financing cost of Rs. 11,632 (US$176) in relation to this facility.

The carrying value of the foreign currency loans includes unrealized foreign exchange losses of Rs. 1,161,739 and Rs. 1,553,642 (US$ 23,472.) as of March 31, 2015 and December 31, 2015, respectively.

The Company in required to maintain principal and interest, both as defined in the respective agreements, as a reserve with banks specified by the respective lenders. Such amounts, totaling Rs. 397,884 and Rs. 395,166 (US$5,970) at March 31, 2015 and December 31, 2015, are classified as restricted cash non-current on the condensed consolidated balance sheets.

The foreign currency loans are subject to certain financial and non-financial covenants. Financial covenants include cash flow to debt service, indebtedness to net worth ratio, debt equity ratio and maintenance of debt service balances. As of March 31, 2014, the Company was not in compliance with certain of these covenants and accordingly the Company had classified the respective loans totaling Rs. 1,668,952 (US$25,480) as current liability. On September 22, 2015, the Company received a waiver from the lender regarding all past breaches of these loan covenants, as a result of which, the aforementioned loans have been classified as non-current as of December 31, 2015. Further, the lender has adjusted the covenant thresholds for certain financial covenants through April 1, 2017. As of December 31, 2015, the Company is in compliance with all such covenants.

Indian rupee loans

In December 2013, the Company borrowed Rs. 143,740 (US$2,195) for the financing of a 2.5 MW solar power project, which loan carries an interest rate of 12.16% per annum to be periodically revised by the lender. The interest rate as of December 31, 2015 was 12.16% per annum and the weighted average interest rate for the nine months ended December 31, 2015 was 12.16% per annum. The loan is repayable in 29 semi-annual installments which commenced on January 15, 2014. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 150,237 (US$2,270) as of December 31, 2015.

From March 2014 through September 2015, the Company borrowed Rs. 183,726 (US$2,805) for financing of a 1.5 MW solar rooftop power project, which loan carries an interest rate at a base rate, as defined, plus 2.25% per annum. The interest rate as of December 31, 2015 was 12.50% per annum and the weighted average interest rate for the nine months ended December 31, 2015 was 12.50% per annum. The loan is repayable in 54 quarterly installments commencing on March 28, 2015. The borrowing is collateralized by the underlying solar rooftop power project assets with a net carrying value of Rs. 169,589 (US$2,562) as of December 31, 2015.

From March 2014 through September 2014, the Company borrowed Rs. 1,880,000 (US$28,702) for financing of a 34 MW solar power project, which borrowings carry a floating rate of interest at a base rate, as defined, plus 2.25% per annum. The floating interest rate as of December 31, 2015 was 12.65% per annum and the weighted average interest rate for the nine months ended December 31, 2015 was 12.65 % per annum. The loan is repayable in 58 equal quarterly installments commencing July 1, 2015. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 1,866,781 (US$28,203) as of December 31, 2015.

In September 2014, the Company borrowed Rs. 550,000 (US$8,397) for financing of a 10 MW solar power project, which borrowings carry a floating rate of interest at a base rate, as defined, plus 2.25% per annum. The floating interest rate as of December 31, 2015 was 12.75% per annum and the weighted average interest rate for

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

the nine months ended December 31, 2015 was 12.75% per annum. The loan is repayable in 44 quarterly installments commencing January 27, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 567,546 (US$8,575) as of December 31, 2015.

From November 2014 through January 2015, the Company borrowed Rs. 585,000 (US$8931) for financing of a 10 MW solar power project, which borrowings carry a floating rate of interest to be periodically revised by the lender. The floating interest rate as of December 31, 2015 was 12.75% per annum and the weighted average interest rate for the nine months ended December 31, 2015 was 12.75% per annum. The loan is repayable in 58 quarterly installments commencing January 17, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 607,412 (US$9,177) as of December 31, 2015.

From May 2015 through June 2015, the Company borrowed Rs. 1,601,000 (US$24,188) for financing of a 30 MW solar power project, which borrowings carry a floating rate of interest at a base rate plus 1.5% per annum. The floating interest rate as of December 31, 2015 was 12% per annum and the weighted average interest rate for the nine months ended December 31, 2015 was 12.52% per annum. The loan is repayable in 57 quarterly instalments commencing December 31, 2015. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 1,777,864 (US$26,860) as of December 31, 2015.

From December 2014 through September 2015, the Company borrowed Rs. 2,050,000 (US$30,971) for financing of a 40 MW solar power project, which borrowings carry a floating rate of interest which will reset after every 2 years from the date of commissioning. The interest rate as of December 31, 2015 from a consortium of lenders was in the range of 11.76 % per annum to 12.65 % per annum floating with additional 1% per annum interest during the construction period. The weighted average interest rate for the nine months ended December 31, 2015 was 12.19 % per annum. The loan is repayable in 57 quarterly instalments commencing October 15, 2015. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 2,164,726 (US$32,470) as of December 31, 2015.

From December 2014 through September 2015, the Company borrowed Rs. 2,363,100 (US$35,702) for financing of a 40 MW solar power project, which borrowings carry a floating rate of interest which will reset after every 2 years from the date of commissioning. The interest rate as of December 31, 2015 from a consortium of lenders was 12.65% per annum floating with additional 1% per annum interest during construction period. The weighted average interest rate for the nine months December 31, 2015 was 13.65% per annum. The loan is repayable in 48 quarterly instalments commencing May 31, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 2,506,010 (US$37,867) as of December 31, 2015.

From December 2014 through September 2015, the Company borrowed Rs. 1,173,500 (US$17,729) for financing of a 20 MW solar power project, which borrowings carry a floating rate of interest which will reset after every 2 years from the date of commissioning. The interest rate as of December 31, 2015 from a consortium of lenders was 12.65% per annum floating with additional 1% per annum interest during the construction period. The weighted average interest rate for the nine months ended December 31, 2015 was 13.65% per annum. The loan is repayable in 48 quarterly instalments commencing May 31, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 1,252,733 (US$18,926) as of December 31, 2015.

In September 2015, the Company borrowed Rs. 1,233,000 (US$18,824) for financing of a 28 MW solar power project, which borrowings carry a floating rate of interest at a base rate, as defined, minus 2.75% per

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

annum. The floating interest rate as of December 31, 2015 was 12.50% per annum and the weighted average interest rate for the nine months ended December 31, 2015 was 12.50% per annum. The loan is repayable in 56 quarterly installments commencing January 31, 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of Rs. 1,398,480 (US$21,128) as of December 31, 2015.

As of December 31, 2015, the Company has unused commitments for long-term financing arrangements amounting to Rs. 6,958,419 (US$105,128) for solar power projects.

Short term loan facilities

Facility 1

In July 2015, the Company entered into a credit facility in the amount of Rs. 250,000 (US$3,777). Borrowings under this facility are repayable within 12 month of disbursement. The Company has pledged shareholding of a project subsidiary as collateral.

In July 2015, the Company borrowed Rs. 250,000 (US$3,777) for financing a 5 MW solar power project, which borrowings carry a floating rate of interest as defined, plus 4.5% per annum and is collateralized by the assets created from the respective disbursement. The interest rate as of December 31, 2015 was 13.75% per annum and the weighted average interest rate for the nine months ended December 31, 2015 was 13.75% per annum. The loan is repayable within 12 months from the date of disbursement for the project.

Facility 2

In October 2015, the Company entered into a revolving credit facility in the amount of Rs. 1,000,000 (US$15,108). Borrowings under this facility are repayable within 18 month of disbursement. Two directors of AZI have given personal guarantees. The Company has also pledged shareholding of two project subsidiaries.

In November 2015, the Company borrowed Rs. 900,000 (US$13,726) for financing a 50 MW solar power project and repaid Rs 300,000 (4523) during the period. The interest rate as of December 31, 2015 was 14.00% per annum and the weighted average interest rate for the nine months ended December 31, 2015 was 14.00% per annum. The loan is repayable within 18 months from the date of disbursement for the project and is further collateralized by the assets created from the respective disbursement.

Facility 3

In September 2015, AZI entered into a revolving credit facility in the amount of Rs. 1,000,000 (US$15,108). Borrowings under this facility are repayable within 12 month of disbursement. Two directors of AZI have given personal guarantees. The Company has also pledged shareholding of two project subsidiaries.

In November 2015, the Company borrowed Rs. 480,000 (US$7,334) for financing a 10 MW solar power project. The interest rate as of December 31, 2015 was 13.50% per annum and the weighted average interest rate for the nine months ended December 31, 2015 was 13.50% per annum. The loan is repayable within 12 months from the date of 1st disbursement for the project and is further collateralized by the assets created from the respective disbursement.

In December 2015, the Company borrowed Rs. 418,000 (US$6,320) for financing a 10 MW solar power project. The interest rate as of December 31, 2015 was 13.50% per annum and the weighted average interest rate

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

for the nine months ended December 31, 2015 was 13.50% per annum. The loan is repayable within 12 months from the date of 1st disbursement for the project and is further collateralized by the assets created from the respective disbursement.

From time to time, the Company in required to maintain principal and interest, both as defined in the respective agreements, as a form of collateral with banks specified by the respective lenders. Such amounts, totaling Rs. 248,600 (US$3,756) as of December 31, 2015, are classified as restricted cash on the consolidated balance sheets. Generally, under the terms of the loan agreements entered into by the Company’s project subsidiaries, the project subsidiaries are restricted from paying dividends to APGL if they default in payment of their principal, interest and other amounts due to the lenders under their respective loan agreements. Certain of APGL’s project subsidiaries also may not pay dividends to AZI out of restricted cash.

The Indian rupee loans are subject to certain financial and non-financial covenants. Financial covenants include cash flow to debt service ratio, indebtedness to net worth ratio, debt equity ratio, debt service coverage ratio, receivable to sales ratio and maintenance of debt service balances. As of December 31, 2015, the Company is in compliance with all such covenants.

For certain of the Indian rupee loans, two of the directors of the Company have provided personal guarantees in favor of the lenders and have also pledged part of their shareholding with these lenders.

As of December 31, 2015, the aggregate maturities of long term debt (excluding CCDs, Series E and G CCPS) are as follows:

Annual maturities
(Rs.)
December 31,
2016	820,185
2017	1,115,932
2018	1,169,753
2019	1,213,416
2020	1,252,329
Thereafter	11,467,245

Total	17,038,860

10. Income Taxes

The individual entities within the Company file individual tax returns as per the regulations existing in their respective jurisdictions.

The fiscal year under the Indian Income Tax Act ends on March 31. A portion of the Company’s Indian operations qualify for deduction from taxable income because its profits are attributable to undertakings engaged in development of solar power projects under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of fifteen years beginning from the year in which the Company generates power (“Tax Holiday Period”). The Company anticipates that it will claim the aforesaid deduction in the last ten years out of fifteen years beginning with the year in which the Company generates power and when it has taxable income. Accordingly, its current operations are taxable at the normally applicable tax rates.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

Due to the Tax Holiday Period, a substantial portion of the temporary differences between the book and tax basis of the Company’s assets and liabilities do not have any tax consequences as they are expected to reverse within the Tax Holiday Period.

AZI and a subsidiary provide services to other group subsidiaries and incur income taxes on profits from these services. These services are capitalizable by the subsidiaries and are hence capitalized as part of property, plant and equipment in the standalone financial statements of such subsidiaries and deducted in their respective income tax return in the form of depreciation expense. However, these capitalized costs are eliminated in the Company’s consolidated financial statements. AZI treats the income tax it incurs on the provision of such services to its subsidiaries as prepaid income taxes to the extent the amounts are expected to be deductible by the subsidiaries in their tax returns outside of the Tax Holiday Period.

At March 31, 2015 and December 31, 2015, gross deferred tax assets were Rs. 77,788 and Rs. 683,071 (US$10,320), and gross deferred tax liabilities were Rs. 169,497 and Rs. 811,898 (US$12,266), respectively. Deferred income taxes been shown in the condensed consolidated balance sheet as follows:

	March 31, 2015 (Rs.)	December 31,
		2015 (Rs.)	2015 (US$)
Current assets	22,453	77,283	1,168
Non-current assets	4,460	74,644	1,128
Current liability	998	600	9
Non-current liability	117,661	272,157	4,112

At December 31, 2015, the Company performed an analysis of the deferred tax asset valuation allowance for APGL and its Indian and US subsidiaries. Based on the analysis, the Company has concluded that a valuation allowance offsetting the deferred tax assets is required as of December 31, 2015 on the basis that it is more likely than not that APGL will not utilize the entirety of its net operating losses as it has no business operations of its own.

Change in the valuation allowance for deferred tax assets as of March 31, 2015 and December 31, 2015 is as follows:

	March 31, 2015 (Rs.)	December 31,
		2015 (Rs.)	2015 (US$)
Opening valuation allowance	61,129	37	1
Movement during the period	(61,092)	7,960	120
Closing valuation allowance	37	7,997	121

At December 31, 2014 and 2015, deferred income taxes have not been provided for the Company’s share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts indefinitely. Those earnings totaled Rs. 27,584 and Rs. 23,252 (US$351) for nine months ended December 31, 2014 and 2015, respectively.

The Company had adopted the provisions of ASC Topic 740 as they relate to uncertain income tax positions. Tax exposures can involve complex issues and may require extended periods to resolve. The Company does not have any uncertain tax positions requiring to be reserved for. The Company reassesses its tax positions

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

in light of changing facts and circumstances, such as the closing of a tax audit, refinement of an estimate, or changes in tax codes. To the extent that the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

The effective income tax rate for the nine months ended December 31, 2014 and 2015 is 30.30% and 9.20%, respectively. The effective income tax rate differs from the amount computed by applying the Indian Income tax rate of 34.61% to loss before income taxes principally due to temporary differences reversing in the tax holiday period for which an income tax benefit has not been recognized.

11. Interest expense, net

Interest expense, net consists of the following:

	Nine months ended December 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US)
Interest expense:
CCDs	202,051	238,113	3,597
Series E and G CCPS	71,242	157,355	2,377
Term loans	374,806	1,108,360	16,745
Bank charges and other	33,661	78,682	1,189

Sub total	681,760	1,582,510	23,908
Interest income:
Term and fixed deposits	107,778	159,137	2,404
Gain on sale of short term investments	10,054	34,084	515

Sub total	117,832	193,221	2,919

Total	563,928	1,389,289	20,989

12. Loss on foreign currency exchange

Loss on foreign currency exchange consists of the following:

	Nine months ended December 31,
	2014 (Rs.)	2015 (Rs.)	2015 (US$)
Unrealized loss on foreign currency loans	319,778	345,474	5,219
Realized loss/ (gain) on foreign currency loans	(6,304)	(46,429)	(701)
Unrealized (gain) on derivative instruments	(13,527)	(2,364)	(36)
Realized loss/ (gain) on derivative instruments	68,684	40,431	611

	368,631	337,112	5,093

13. Equity and preferred shares

Equity shares

Equity shares have a par value of US$0.01 per share at APGL. There is no limit on the number of equity shares authorized. As of March 31, 2015 and December 31, 2015, there were 109,880 and 109,880 equity shares issued and outstanding.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

Compulsorily Convertible Preferred Share

There is no limit on the number of preferred shares the Company can issue. As of December 31, 2015, the compulsorily convertible preferred shares (CCPS) consist of the following:

	No of Shares	Total consideration (Rs.)	Price per share (US$)*
Series A	38,770	92,492	49
Series B	181,046	503,994	61
Series C	229,880	381,600	34
Series D	84,348	474,964	102
Series F	138,133	1,550,508	184
Series H	133,285	3,840,339	450

	805,462	6,843,897

*	Not in thousands

In November 2008, AZI had issued 38,770 Series A CCPS for consideration of Rs. 91,617, (net of Rs. 875 share issue expenses). In February 2010, AZI had issued 181,046 Series B CCPS for consideration of Rs. 500,731 (net of Rs. 3,263 share issue expenses). In September 2011, AZI had issued 229,880 Series C CCPS for consideration of Rs. 377,562 (net of Rs. 4,038 share issue expenses). In September 2012, AZI had issued 84,348 Series D CCPS for consideration of Rs. 474,964 (net of Rs. NIL share issue expenses). From June 2014 to January 2015 AZI had issued 138,133 series F CCPS for a total consideration of Rs. 1,549,010 (net of Rs. 1,498 share issue expenses). Unless converted, the term of the Series A CCPS is a maximum of 19 years from the date of issue, whereas the terms of the Series B, Series C, Series D and Series F CCPS is a maximum of 20 years, as amended, from the date of issue. On July 25, 2015, the Series A, Series B, Series C, Series D, and Series F CCPS in AZI were exchanged for similar instruments in APGL having identical terms and conditions.

On July 25, 2015, APGL issued 133,285 Series H CCPS for consideration of Rs. 3,695,407 (net of Rs. 144,932 share issuance expenses). Unless converted, the term of the Series H CCPS is a maximum of 20 years from the date of issue.

The rights, preferences and privileges of the Company’s Series A, Series B, Series C ,Series D, Series F and Series H CCPS (collectively, the “Mezzanine CCPS”) are as follows:

Voting

The Mezzanine CCPS rank pari passu with regards to voting rights. Holders of Mezzanine CCPS are entitled to vote on all matters and are entitled to the number of votes equal to the number of equity shares into which the Mezzanine CCPS shares are then convertible on the basis of the applicable conversion factor.

Dividend

Each of the Series A, Series B, Series C, Series D, Series F holders of the Mezzanine CCPS are entitled to a 8.0% per annum per share non-cumulative dividend and Series H CCPS is entitles to a 8% per annum per share cumulative dividend and thereafter they all participate pro rata on an as converted basis with the equity shareholders on any distributions made to the equity shareholders. The Company has not declared or paid any dividends through December 31, 2015.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

Conversion

Each of the Series A, Series B, Series D, Series F and Series H CCPS are convertible into equity shares of the Company at the option of the CCPS holders at any time at a conversion ratio of 1:1. The Series C CCPS is convertible into equity shares of the Company at the option of the CCPS holder at any time at a conversion ratio of 1:0.3423. Any Mezzanine CCPS which have not been converted into equity shares of the Company are compulsorily converted into equity shares of the Company, at the aforementioned ratios, upon listing of shares on execution of a QIPO or at their maturity date.

Buyback

Should a buyback obligation not occur by February 25, 2016 or the funding covenants of the CCPS holders are breached, the Mezzanine CCPS holders may request the Company to buyback the CCPS at the following rates:

•	Series A CCPS — 140% of the cash paid for the Series A CCPS, plus accrued and unpaid dividends

•	Series B, Series C, and Series D CCPS — 200% of the cash paid, plus accrued and unpaid dividends

•	Series F CCPS — 150% of the cash paid, for the Series F CCPS, plus accrued and unpaid dividends

•	Series H CCPS — 108% of the cash paid, for the Series H CCPS, plus accrued and unpaid dividends

Buyback obligation of Series A, Series B, Series C, Series D, and Series F CCPS continues to be computed in Indian Rupees.

Liquidation

On occurrence of a liquidation event, as defined in the terms of the Mezzanine CCPS agreements, the Series A holders are eligible to receive an amount equal to 140% of the cash paid for the Series A CCPS, plus accrued and unpaid dividends, and the Series B, Series C, and Series D holders have the right to receive an amount equal to 200% of the cash paid, plus accrued and unpaid dividends, and the Series F holders have the right to receive an amount equal to 150% of the cash paid, plus accrued and unpaid dividends, and the Series H holders have the right to receive an amount equal to 108% of the cash paid, plus accrued and unpaid dividends. Upon such a liquidation event, the holders of the CCDs and Series E and G CCPS are entitled to receive amounts in preference to the Series B, Series C, Series D, Series F and Series H CCPS, who in turn receive amounts in preference to the holders of the Series A CCPS. Series A CCPS holders receive amounts in preference to the Company’s equity shareholders.

Liquidation preferences for each series of Mezzanine CCPS as of February 25, 2016 are as follows:

	Liquidation Preference	(Rs.)	(US$)
Series A	140%	129,488	1,956
Series B	200%	1,007,988	15,229
Series C	200%	763,202	11,530
Series D	200%	949,927	14,352
Series F	150%	2,325,763	35,138
Series H	108%	3,975,534	60,062

		9,151,902	138,267

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

Accounting

The Company has evaluated its accounting for the Mezzanine CCPS pursuant to ASC Topic 480 and ASC Topic 815 Derivative and Hedging. The Mezzanine CCPS do not satisfy the criteria for liability classification described in ASC Topic 480. In addition, the embedded features of the Mezzanine CCPS do not satisfy the criteria for separate accounting of the derivative from the host instrument pursuant to ASC Topic 815. However, because the Mezzanine CCPS contain certain redemption features that are not solely within the Company’s control, the Mezzanine CCPS are classified as temporary equity in the condensed consolidated balance sheets.

The Mezzanine CCPS are being accreted to their buyback value through February 25, 2016, the earliest buyback date, so that the carrying amount will equal the mandatory redemption at such date.

The Company incurred issuance costs amounting to Rs. 154,607 (US$2,336) which have been netted against the proceeds received from the issuance of the Mezzanine CCPS. The issuance costs are being accreted over the respective redemption periods on a straight line basis. The amount accreted totaled Rs. 789 and Rs. 107,627 (US$1,626) during the nine months ended December 31, 2014 and 2015, respectively. The unaccreted amount of issuance cost as of December 31, 2015 totaled Rs. 39,906 (US$603).

14. Earnings per share

The Company calculates earnings per share in accordance with FASB ASC Topic 260 Earnings per Share and FASB ASC Topic 260-10-45 Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. Basic and diluted earnings losses per equity share give effect to the change in the number of equity shares of the Company. The calculation of basic earnings per equity share is determined by dividing net loss attributable to AZI equity shareholders by the weighted average number of equity shares outstanding during the respective periods. The potentially dilutive shares, consisting of employee share options, compulsorily convertible debentures, and compulsorily convertible preferred shares have been included in the computation of diluted net earnings per share and the weighted average shares outstanding, except where the result would be anti-dilutive.

The Mezzanine CCPS shareholders are entitled to participate, along with the equity shareholders, in the earnings of the Company. Under ASC Topic 260 Earnings per Share, such participative rights would require the two class method of reporting EPS. As the preferred shares do not participate in losses, the Company has excluded these shares, as including them would be antidilutive.

Loss per share is presented below:

	Nine months ended December 31
	2014 (Rs.)	2015 (Rs.)
Net loss attributable to APGL equity shareholders	(879,619)	(1,052,767)
Add: Accretion on Mezzanine CCPS	(494,927)	(1,076,087)
Add: Accretion on Redeemable non-controlling interest	—	(18,837)

Total (A)	(1,374,546)	(2,147,691)

Shares outstanding for allocation of undistributed income:
Equity shares	109,880	109,880

Weighted average shares outstanding
Equity shares (B)	109,880	109,880

Net loss per share — basic and diluted
Equity shares (C=A/B)	(12,510)	(19,546)

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

The number of share options outstanding but not included in the computation of diluted earnings per equity share because their effect was anti-dilutive is 25,961 and 25,930 for nine months ended December 31, 2014 and 2015, respectively.

The CCDs, Series E CCPS and Series G CCPS have not been considered for the computation of diluted earnings per share because these are considered to be anti-dilutive.

15. Leases

The Company leases office facilities and land use rights under operating lease agreements. Minimum lease payments under operating leases are recognized on a straight line basis over the term of the lease. Rent expense for operating leases for the nine months ended December 31, 2014 and 2015 was Rs. 17,391 and Rs. 43,558 (US$658), respectively.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2015 are:

Nine months ended December 31,	Amount (Rs.)	US$
2016 – three months	5,395	82
Fiscal 2017	21,983	332
Fiscal 2018	22,101	334
Fiscal 2019	21,521	325
Fiscal 2020	22,563	341
Thereafter	1,079,265	16,306

Total	1,172,828	17,720

16. Commitments, guarantees and contingencies

Capital commitments

During the normal course of business, the Company purchases assets for the construction of solar power plants and estimates it will incur Rs. 9,202,467 (US$139,031) during the twelve months ended December 31, 2016 in relation to such purchase commitments.

Guarantees

The Company issues irrevocable performance bank guarantees in relation to its obligation to construct solar power plants as required by the PPA. Such outstanding guarantees amounted to Rs. 1,083,300 and Rs. 1,355,000 (US$20,471) as of March 31, 2015 and December 31, 2015, respectively. The guarantees expire on the commissioning of the constructed solar power plant.

The Company has obtained guarantees from financial institutions as a part of the bidding process for establishing solar projects amounting to Rs. 259,000 and Rs. 842,700 (US$12,731) as of March 31, 2015 and December 31, 2015, respectively. The Company has given term deposits as collateral for those guarantees which are classified as restricted cash on the condensed consolidated balance sheet.

The terms of the PPAs provide for the annual delivery of a minimum amount of electricity at fixed prices.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

17. Related Party Disclosures

For the nine months ended December 31, 2014 and 2015, the Company incurred rent expense on office facilities totaling Rs. 10,868 and Rs. 10,868 (US$164), respectively, where the lessors are relatives of the Company’s chief executive officer and another director of AZI. As of March 31, 2015 and December 31, 2015, the Company had security deposits with these lessors totaling Rs. 6,300 (US$95) classified as a non-current asset on the condensed consolidated balance sheets because the rental agreements are long-term.

For the nine months ended December 31, 2014, the Company earned interest income of Rs. 1,454 on an unsecured loan given to the Company’s chief executive officer which was repaid during the year ended March 31, 2015.

18. Share based compensation

On July 28, 2015, the Company’s Board of Directors approved the 2015 Stock Option Plan (the “2015 Plan”) allowing for a grant of up to 25,930 options.

Under the 2015 Plan, the Compensation Committee on behalf of Board of Directors (the “Directors”) may from time to time make grants to one or more employees, determined by it to be eligible for participation in the 2015 Plan.

The Compensation Committee determines which employees are eligible to receive the equity awards, the number of equity awards to be granted, the exercise price, the vesting period and the exercise period. The vesting period will be decided by the Compensation Committee as and when any grant takes place. All options granted under this plan shall vest over a period of 4 years from the date of grant with 25% vesting at the end of year one, 25% vesting at the end of year two, 25% vesting at the end of year three and 25% vesting at the end of year four.

Options are deemed to have been issued under this plan only to the extent actually issued and delivered pursuant to a grant. To the extent that a grant lapses or the rights of its grantee terminate, any equity shares subject to such grant are again available for new grants.

The option grant is at such price as may be determined by the Compensation Committee and is specified in the option grant. The grant is in writing and specifies the number of options granted the price payable for exercising the options, the date/s on which some or all of the options shall be eligible for vesting, fulfillment of the performance and other conditions, if any, subject to which vesting shall take place and other terms and conditions thereto. The option grant is not be transferable and can be exercised only by the employees of the Company.

On July 28, 2015, the Company issued 25,930 options as replacement for 25,930 outstanding options by AZI under its option plan. In addition to the replacement of the options, the Company modified certain other terms of the options originally granted by AZI.

In accordance with ASC Topic 718, Compensation — Stock Compensation, cancellation of options at AZI and reissue of options at APGL as well as the modification of certain other terms were considered as a plan modification. In respect of the option modifications, the Company computed the incremental fair value of the options. The incremental fair value of Rs. 45,719 (US$691) was determined as a difference between the fair value of the modified option and that of the original option, both estimated at the time of modification. The

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

incremental fair value as per the vesting schedule as on the date of modification that are recorded amounted to Rs. 41,334 (US$624).

Share based compensation expense for the nine months ended December 31, 2014 and 2015 amounted to Rs 5,340 and Rs. 49,454 (US$747).

A summary of share option activity during the nine months ended December 31, 2015 is set out below:

Particulars	Number of Shares
Balance as of March 31, 2015	28,821
Granted	863
Exercised (Prior to replacement and reorganization)	(90)
Forfeitures	(3,664)

Options issued at APGL and outstanding as of December 31, 2015	25,930

The fair value of each share option granted to employees is estimated on the date of grant using the Black- Scholes option-pricing model with the following weighted average assumptions:

	July 28, 2015
Particulars	Pre-modification	Post-modification
Options granted	29,684	25,930
Equity value (Rs.)	7,642	8,943
Weighted average excise price (Rs.)	3,307	3,418
Dividend yield	0.00%	0.00%
Expected term (in years)	0.2-2.8	5.0-6.8
Expected volatility	37.2% - 41.6%	37.2% - 41.6%
Risk free interest rate	7.60% - 8.08%	7.60% - 8.08%

19. Fair Value Measurements

FASB ASC Topic 820 Fair Value Measurements and Disclosures defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly, hypothetical transaction between market participants at the measurement date. ASC Topic 820 establishes a three-tier value hierarchy of fair value measurement based upon the whether the inputs to that measurement are observable or unobservable. Observable inputs reflect data obtained from independent sources while unobservable inputs reflect the Company’s market assumptions. ASC Topic 820 prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — includes other inputs that are directly or indirectly observable in the marketplace. Observable inputs, other than Level 1 quoted prices for similar instruments in active markets; quoted prices for similar or identical instruments in markets that are not active; and valuations using models in which all significant inputs are observable in active markets.

Level 3 — Unobservable inputs which are supported by little or no market activity.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In accordance with ASC Topic 820, assets and liabilities are to be measured based on the following valuation techniques:

Market approach — Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach — converting the future amounts based on the market expectations to its present value using the discounting methodology.

Cost approach — Replacement cost method.

The valuation techniques used by the Company to measure and report the fair value of certain financial assets and liabilities on a recurring basis are as follows;

Foreign exchange derivative contracts

The Company enters into foreign exchange derivative contracts to hedge fluctuations in foreign exchange rates for recognized balance sheet items such as foreign exchange term loans. The Company mitigates the credit risk of these foreign exchange derivative contracts by transacting with highly rated counterparties in India which are major banks. The Company used the super derivatives option pricing model based on the principles of the Black-Scholes model to determine the fair value of the foreign exchange derivative contracts. The inputs considered in this model include the theoretical value of a call option, the underlying spot exchange rate as of the balance sheet date, the contracted price of the respective option contract, the term of the option contract, the implied volatility of the underlying foreign exchange rates and the risk free interest rate as of the balance sheet date. The techniques and models incorporate various inputs including the credit worthiness of counterparties, foreign exchange spot and forward rates, interest rate yield curves, forward rate yield curves of the underlying. The Company classifies the fair value of these foreign exchange derivative contracts in Level 2 because the inputs used in the valuation model are observable in active markets over the term of the respective contracts.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

Compulsorily convertible debentures, Series E and G compulsorily convertible preferred shares

The Company classifies the fair value of the CCDs, Series E and Series G CCPS in level 3 because the fair values have been derived using valuation techniques in which one or more significant inputs are unobservable. The Company has used a discounted cash flow analysis under the income approach, to determine the fair value of the CCDs, Series E and Series G CCPs. This valuation model includes various inputs including issue price, liquidation amount, committed internal rate of return, discount rate and coupon rate.

	Fair Value measurement at reporting date using
	As of March 31, 2015 (Rs.)	Quoted Prices in Active Markets for Identical Assets (Level 1) (Rs.)	Significant Other Observable Inputs (Level 2) (Rs.)	Significant Unobservable Inputs (Level 3) (Rs.)
Description
Assets
Current assets
Foreign exchange derivative contracts	75,750	—	75,750	—
Noncurrent assets
Foreign exchange derivative contracts	158,338	—	158,338	—

Total assets	234,088	—	234,088	—

Liabilities
Current liability
Compulsorily convertible debentures	987,681	—	—	987,681
Noncurrent liabilities
Compulsorily convertible debentures and Series E compulsorily convertible preferred shares	1,473,519	—	—	1,473,519

Total liabilities	2,461,200	—	—	2,461,200

	Fair Value measurement at reporting date using
	As of December 31, 2015 (Rs.)	Quoted Prices in Active Markets for Identical Assets (Level 1) (Rs.)	Significant Other Observable Inputs (Level 2) (Rs.)	Significant Unobservable Inputs (Level 3) (Rs.)
Description
Assets
Current assets
Foreign exchange derivative contracts	102,204	—	102,204	—
Noncurrent assets
Foreign exchange derivative contracts	124,627	—	124,627	—

Total assets	226,831	—	226,831	—

Liabilities
Current liability
Compulsorily convertible debentures	1,978,853	—	—	1,978,853
Series E and Series G compulsorily convertible preferred shares	1,361,766	—	—	1,361,766

Total liabilities	3,340,619	—	—	3,340,619

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

Changes in compulsorily convertible debentures are as follows:

	Rs.	US$
Balance as of March 31, 2014	1,428,800	21,586
Issuance of CCDs- IFC III	180,000	2,719
Increase in fair value	189,800	2,868

Balance as of March 31, 2015	1,798,600	27,173
Increase in fair value	180,253	2,723

Balance as of December 31, 2015	1,978,853	29,896

Changes in Series E and Series G compulsorily convertible preferred shares are as follows:

	Rs.	US$
Balance as of March 31, 2014	566,100	8,553
Increase in fair value	96,500	1,458

Balance as of March 31, 2015	662,600	10,011
Increase in fair value	157,220	2,375
Issuance of Series G CCPS	541,946	8,188

Balance as of December 31, 2015	1,361,766	20,574

The carrying amount of cash and cash equivalents, including restricted cash, accounts receivable, accounts payables, and other current financial assets and liabilities approximate their fair value largely due to the short-term maturities of these instruments. There have been no transfers between categories during the current period.

The carrying value and fair value of the Company’s fixed rate project financing term loans is as follows:

	As of December 31,
	2015
	Carrying Value Rs.	Fair Value Rs	US$
Fixed rate project financing loans:
Foreign currency loans	6,146,876	6,500,618	98,211

	As of March 31,
	2015
	Carrying Value Rs.	Fair Value Rs	US$
Fixed rate project financing loans:
Foreign currency loans	6,046,900	6,754,000	102,040

The Company uses the yield method to estimate the fair value of fixed rate loans using interest rate change as an input. The carrying amount of the Company’s variable rate project financing term loans approximate their fair values due to variable interest rates.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Rs. and US$ amounts in thousands except share and per share data)

20. Derivative instruments and hedging activities

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2015 and December 31, 2015:

	March 31, 2015			December 31, 2015
	Notional Amount	Prepaid Expenses and Other Current Asset	Other Assets	Notional Amount	Prepaid Expenses and Other Current Asset	Other Assets
Foreign currency option contracts (Rs.)	—	75,750	158,338	—	102,204	124,627
Foreign currency option contracts (US$)	21,514	—	—	17,860	—	—

The foreign exchange derivative contracts mature generally over a period of 3 to 12 months.

Gains (losses) on foreign exchange derivative contracts for the nine months ended December 31, 2014 and 2015 aggregated Rs. 55,157 and Rs. 38,067 (US$575), respectively.

21. Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivables and derivative instruments. The Company mitigates the risk of credit losses from financing instruments, other than trade receivables, by selecting counter parties that are well known Indian or international banks.

The following customers account for more than 10% of the Company’s accounts receivable and sale of power as of and for the nine months ended December 31, 2014 and 2015:

	December 31, 2014		December 31, 2015
Customer Name	% of Accounts Receivable	% of Sale of Power	% of Accounts Receivable	% of Sale of Power
NTPC Vidyut Vyapar Nigam Limited	39.66%	62.92%	8.34%	26.68%
Punjab State Power Corporation Limited	12.88%	10.01%	14.89%	15.99%
Solar Energy Corporation of India	—	—	49.81%	29.08%
Gujarat Urja Vikas Nigam Limited	37.62%	22.88%	8.18%	9.79%
Chhattisgarh State Corporation	—	—	11.66%	6.59%

22.	Subsequent events

During January 2016, the Company commenced commercial operations of its 28 MW solar power plant in the state of Punjab.

The Company has incurred additional borrowings under project level secured term loans amounting to Rs. 2,000,000 (US$30,216) during January 2016.

The Company evaluated all events or transactions that occurred after December 31, 2015. Based on this evaluation, the Company is not aware of any event or transactions that would require recognition or disclosure in the financial statements.

Affordable Solar Power for Generations
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Azure Power

Equity Shares

Azure Power Global Limited

Prospectus

                    , 2016

Barclays

Until                     , 2016 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in our equity shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Under the Mauritius Companies Act, a company may indemnify a director or employee of the company or a related company for any costs incurred by him or the company in respect of any proceedings (a) that relates to liability for any act or omission in his capacity as a director or employee and (b) in which judgment is given in his favor, in which he is acquitted, which is discontinued, in which he is granted relief under section 350 of the Mauritius Companies Act or where proceedings are threatened and such threatened action is abandoned or not pursued. The Mauritius Companies Act further provides that a company may indemnify a director or employee of the company or a related company in respect of (a) liability to any person, other than the company or a related company, for any act or omission in his capacity as a director or employee or (b) costs incurred by that director or employee in defending or settling any claim or proceedings relating to any such liability, save in respect of any criminal liability or liability in respect of a breach (in the case of a director) of the duty to exercise his powers honestly in good faith in the best interests of the company.

SEC Position. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Pursuant to the underwriting agreement for this offering, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify our directors and officers and persons controlling us, within the meaning of the Securities Act, against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

Item 7.	Recent sales of unregistered securities

During the past three years, we and AZI have issued and sold the securities listed below without registering the securities under the Securities Act. None of these transactions involved any underwriting discounts or commissions or any public offering. All our Series A, B, C, D, E, F, G and H preferred shares were offered or sold through private placements either (i) outside the United States to foreign persons, or (ii) inside the United States to accredited investors or to a limited number of persons in transactions not involving any public offering. All our options to purchase equity shares and the equity shares issued upon the exercise of such options were issued to directors or employees and were in respect of equity shares not exceeding 15.0% of our issued equity share capital. Accordingly, we believe that each of the following issuances were exempt from registration under the Securities Act in reliance on Regulation S, Section 4(a)(2) or Rule 701 of the Securities Act.

Date of Issuance	Number of Securities Originally Issued	Title of Securities	Aggregate Consideration (Rs., in millions)	Purchaser
November 11, 2011	10	Equity shares	0.01	One investor
May 13, 2013	10	Equity shares	0.03	One investor
March 28, 2014	1,000	Equity shares	0.01	One director
September 30, 2011	229,880	Compulsorily convertible preferred shares	381.6	Two investors
September 11, 2012	79,909	Compulsorily convertible preferred shares	449.9	Two investors

Date of Issuance	Number of Securities Originally Issued	Title of Securities	Aggregate Consideration (Rs., in millions)	Purchaser
December 12, 2012	4,439	Compulsorily convertible preferred shares	25.0	One investor
May 13, 2013	140,000	Compulsorily convertible preferred shares	491.4	One investor
July 17, 2014	79,245	Compulsorily convertible preferred shares	889.5	Two investors
December 24, 2014	38,581	Compulsorily convertible preferred shares	433.1	Two investors
February 6, 2015	20,307	Compulsorily convertible preferred shares	227.9	One investor
July 30, 2015*	133,285	Compulsorily convertible preferred shares	3,815.4	Two investors
August 1, 2015	948,876	Compulsorily convertible preferred shares	3,520.3	Azure Power Global Limited
August 5, 2015*	16,882	Compulsorily convertible preferred shares	540.5	One investor
August 10, 2015	146,644	Compulsorily convertible preferred shares	544.0	Azure Power Global Limited
November 11, 2011	680,390	Compulsorily convertible debentures	680.4	One investor
January 4, 2013	37,500	Compulsorily convertible debentures	75.0	One investor
June 25, 2014	36,000	Compulsorily convertible debentures	180.0	One investor
From September 2011 to December 2015	25,930	Options to acquire equity shares	Exercise price ranging from $0.16 to $175.31 per shares	Certain directors and employees of Azure Power Global Limited and AZI
*	Sold by Azure Power Global Limited

Item 8.	Exhibits and financial statement schedules

(a)	Exhibits

See exhibit index of this registration statement.

(b)	Financial statement schedules

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item 9.	Undertakings

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in New Delhi, India on this 30th day of March, 2016.

Azure Power Global Limited

By:	/s/ Inderpreet Singh Wadhwa
Name:	Inderpreet Singh Wadhwa
Title:	Principal Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities held on March 30, 2016:

Signature	Title

/s/ Inderpreet Singh Wadhwa Inderpreet Singh Wadhwa	Chief Executive Officer and Director (Principal Executive Officer)

* Surendra Kumar Gupta	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Eric Ng Yim On	Director

* Harkanwal Singh Wadhwa	Director

* Muhammad Khalid Peyrye	Director

* Robert Kelly	Director

* Sanjeev Aggarnal	Director

* William B. Elmore	Director

* Barney S. Rush	Director

*By:	/s/ Inderpreet Singh Wadhwa
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of Azure Power Global Limited, has signed this registration statement or amendment thereto in California, United States of America on March 30, 2016.

By:	/s/ Robert Kelly
Name:	Robert Kelly
Title:	Director

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1†	Constitution of Azure Power Global Limited

3.2†	Form of Amended and Restated Constitution of Azure Power Global Limited

5.1†	Opinion of Appleby

8.1†	India tax opinion by Shardul Amarchand Mangaldas & Co

8.2†	Mauritius tax opinion by Appleby (included in Exhibit 5.1).

10.1†	Employee Stock Option Plan 2015

10.2*	2016 Equity Incentive Plan

10.3†	Shareholders Agreement dated July 22, 2015, by and among the shareholders named therein and the Registrant

10.4†	Shareholders Agreement, dated July 22, 2015, by and among the Registrant, AZI, Inderpreet Singh Wadhwa and Harkanwal Singh Wadhwa

10.5*	Form of Registration Rights Agreement by and among the shareholders named therein and the Registrant

10.6#†	Employment Agreement, dated November 7, 2008, by and between AZI and Inderpreet Singh Wadhwa

10.7#†	Employment Agreement, dated May 16, 2011, by and between AZI and Surendra Kumar Gupta

10.8#†	Employment Agreement, dated May 1, 2013, by and between AZI and Sandeep Chopra

10.9#†	Employment Agreement, dated November 1, 2009, by and between AZI and Preet Sandhu

10.10#†	Employment Agreement, dated August 31, 2011, by and between AZI and Glen Minyard

10.11#†	Employment Agreement, dated February 1, 2014, by and between AZI and Mohor Sen

10.12†	Indenture of Lease, dated October 15, 2013, by and between AZI and Sunbir Singh Wadhwa and Kulwinder Wadhwa

10.13*	Form of Indemnification Agreement, between the Registrant and each of the Officers and Directors of Azure Power Global

10.14†	Subscription Agreement, dated June 24, 2015, by and among AZI, Inderpreet Singh Wadhwa, Harkanwal Singh Wadhwa and IFC GIF Investment Company I

10.15†	Subscription Agreement, dated June 24, 2015, by and among AZI, Inderpreet Singh Wadhwa, Harkanwal Singh Wadhwa, IW Green Inc. (which has since been converted to IW Green LLC) and International Finance Corporation

10.16†	CCPS Subscription Agreement, dated July 22, 2015, among the Registrant, Sponsors and Société de Promotion et de Participation pour la Coopération Économique S.A.

10.17†	Letter Agreement, dated July 27, 2015, by and among the Registrant, International Finance Corporation, AZI, IW Green Inc. (which has since been converted to IW Green LLC), Inderpreet Singh Wadhwa and Harkanwal Singh Wadhwa

21.1†	List of Significant Subsidiaries of Azure Power Global Limited

23.1	Consent of Ernst & Young Associates LLP

23.2†	Consent of Skadden, Arps, Slate, Meagher & Flom LLP

23.3†	Consent of Shardul Amarchand Mangaldas & Co (included in Exhibit 8.1)

23.4†	Consent of Appleby (included in Exhibit 5.1)

24.1†	Powers of Attorney (included in signature page to this Registration Statement)

99.1†	Registrant’s Application for Waiver of Requirements of Form 20-F, Item 8.A.4

*	To be filed in a subsequent amendment
#	Indicates management contract or compensatory plan.
†	Previously filed